SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        WASTE SYSTEMS INTERNATIONAL, INC.
                                (Name of Issuer)

                        WASTE SYSTEMS INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                          11 1/2% SENIOR NOTES DUE 2006
                     11 1/2% SERIES B SENIOR NOTES DUE 2006
                   7% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (Title of Class of Securities)

                                    290839109
                      (CUSIP Number of Class of Securities)

                                James L. Elitzak
                   Vice President and Chief Financial Officer
                        Waste Systems International, Inc.
                            420 Bedford Street, #300
                               Lexington, MA 02420
                                 (781) 862-3000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                           Robert P. Whalen, Jr., P.C.
                           Goodwin, Procter & Hoar LLP
                                 Exchange Place
                           Boston, Massachusetts 02109
                                 (617) 570-1000
                                   ----------

                                January 18, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                    ---------

                            CALCULATION OF FILING FEE
-------------------------------------    --------------------------------
TRANSACTION VALUATION: 1                        AMOUNT OF FILING FEE:
-------------------------------------    --------------------------------
      $158,427,628                                   $31,685.53
-------------------------------------    --------------------------------

        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      Not applicable        Filing Party:  Not applicable
Form or Registration No.:    Not applicable        Date Filed:    Not applicable

        This Schedule 13E-4 relates to the offers by Waste Systems International, Inc., a Delaware corporation (the "Company"), to exchange up to $22,500,000 principal amount of, and accrued but unpaid interest on, its 11 1/2% Senior Notes due 2006 ("Senior Notes"), up to $77,500,000 principal amount of, and accrued but unpaid interest on, its 11 1/2% Series B Senior Notes due 2006 ("Series B Senior Notes") and up to $49,551,420 principal amount of, and accrued but unpaid interest on, its 7% Convertible Subordinated Notes due 2005 ("Subordinated Notes") for an aggregate of 158,427 shares of its Series E Convertible Preferred Stock, in each case upon the terms and subject to the conditions set forth in the Exchange Offering Memorandum, dated January 18, 2000 (the "Offers") and the related Letter of Transmittal, copies of which are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1. Security and Issuer.

        (a) The name of the issuer is Waste Systems International, Inc., a Delaware corporation, and the address of its principal executive office is 420 Bedford Street, Suite 300, Lexington, MA 02173.

        (b) The class of securities to which this statement relates is the Senior Notes, Series B Senior Notes and Subordinated Notes of the Company. The information set forth in the Introduction and in the Introduction to the Exchange Offering Memorandum are incorporated herein by reference.

        (c) The information set forth in the Introduction to and the "Summary of the Terms of the Exchange Offers," "Description of Senior Notes and Series B Senior Notes," "Description of Subordinated Notes" and "Summary of the Terms of the Series E Convertible Preferred Stock" of the Exchange Offering Memorandum is incorporated herein by reference.

        (d) Not applicable.


Item 2. Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the Introduction to and the "General Information about the Exchange Offers," "Summary of the Terms of the Exchange Offers", "Description of Senior Notes and Series B Senior Notes," and "Description of Subordinated Notes" Sections of the Exchange Offering Memorandum are incorporated herein by reference.

        (b) Not applicable.


Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

        The information set forth in the "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operation," and "The Exchange Offers" Sections are incorporated herein by reference.

        (a) The information set forth in the Introduction to and the "General Information about the Exchange Offers," "Summary of the Terms of the Exchange Offers," "Plan of Distribution," "The Exchange Offers," Sections are incorporated herein by reference.

        (b) Not applicable.

        (c) Not applicable.

        (d) Not applicable.

        (e) The information set forth in the sections of the Exchange Offering Memorandum entitled "Capitalization" and "Certain Proforma Financial Statements" is incorporated herein by reference.

        (f) Not applicable.

        (g) Not applicable.

        (h) Not applicable.

        (i) Not applicable.

        (j) Not applicable.


Item 4. Interest in Securities of the Issuer.

        Not applicable.


Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

        Not applicable.


Item 6. Persons Retained, Employed, or to Be Compensated.

        Not applicable


Item 7. Financial Information.

        The information set forth in the sections of the Exchange Offering Memorandum entitled "Summary Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations for Year Ended December 31, 1998", "Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended
September 30, 1999", Certain Proforma Financial Statements" and "Financial Statements" are incorporated herein by reference.


Item 8. Additional Information.

        (a)-(e)Not applicable.


Item 9. Material to Be Filed as Exhibits.

        (a) The following tender offer materials have been published, sent or given to security holders by or on behalf of Waste Systems International, Inc., in connection with the Offers:

               (1) Form of Exchange Offering Memorandum dated January 18, 2000.

               (2) Annual  Report of the Company on Form 10-K for the year ended
                   December 31, 1998.

               (3) Amended Annual Report of the Company on Form 10-K/A for
                   the year ended December 31, 1998.

               (4) Quarterly  Report  of the  Company  for  the  quarter  ended
                   September 30, 1999.

               (5) Form of Letter of Transmittal.

               (6) Form of Notice of Guaranteed Delivery.

               (7) Instruction Letter to Clients

               (8) Instruction Letter to Brokers, Dealers, Commercial Banks,
                   Trust Companies and Other Nominees

               (9) Press Release dated January 18, 2000.

        (b) Not applicable.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

        (f) Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     WASTE SYSTEMS INTERNATIONAL, INC.


                                     January 18, 2000


                                     /s/ James L. Elitzak
                                     (Signature)

                                     James L. Elitzak
                                     Vice President and Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT                        DESCRIPTION

(a) (1)   Form of Exchange Offering Memorandum dated January 18, 2000.

(2) Annual Report of the Company on Form 10-K for the year ended December 31, 1998.

(3) Amended Annual Report of the Company on Form 10-K/A for the year ended December 31, 1998.

(4) Quarterly Report of the Company for the quarter ended September 30, 1999.

(5)       Form of Letter of Transmittal.

(6)       Form of Notice of Guaranteed Delivery.

(7)       Instruction Letter to Clients

(8) Instruction Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(9)       Press Release dated January 18, 2000.


(b)       Not applicable.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.

Exhibit (a) 1

EXCHANGE OFFERING MEMORANDUM


                        Waste Systems International, Inc.

                      Offer to exchange up to 82,699 shares
                     of its Series E Convertible Preferred
                     Stock for $77,500,000 principal amount
                    of its 11 1/2% Series B Senior Notes due
                      2006 plus accrued but unpaid interest


                     Offer to exchange up to 24,009 shares
                      of its Series E Convertible Preferred
                     Stock for $22,500,000 principal amount
                   of its 11 1/2% Senior Notes due 2006 plus
                           accrued but unpaid interest


                    Offer to exchange up to 51,719 shares of
                    its Series E Convertible Preferred Stock
                     for $49,551,420 principal amount of its
                      7% Convertible Subordinated Notes due
                      2005 plus accrued but unpaid interest
                      Material Terms of the Exchange Offers



o We will exchange your validly tendered outstanding 11 1/2% Senior Notes due 2006, 11 1/2% Series B Senior Notes due 2006 and 7% Convertible Subordinated Notes due 2005 for shares of Series E Convertible Preferred Stock on the basis one share for each $1,000 of principal amount of, and accrued but unpaid interest on, your validly tendered Notes for an aggregate of up to 158,427 shares of Series E Convertible Preferred Stock.


o The exchange offers are not subject to any condition other than their compliance with applicable laws and with applicable interpretations of the staff of the Securities and Exchange Commission, receipt of a waiver of certain covenants in the Senior Notes Indentures necessitated by the exchange offers, and other customary conditions.


o The shares of Series E Convertible Preferred Stock we will issue in the exchange offers have certain voting rights, are convertible into shares of common stock, are entitled to a minimum 8% dividend and are entitled to a liquidation preference in priority to our common stock.

o We will issue Series E Convertible Preferred Stock in exchange for your validly tendered outstanding Senior Notes, Series B Senior Notes and Subordinated Notes, and accrued but unpaid interest on all Notes. The tender of Notes will be accepted only in multiples of $1,000. Fractional shares will not be issued, but will be paid in cash.

o You may withdraw your tender of outstanding Subordinated Notes at any time before the expiration of the exchange offer.

o The conversion and voting rights of the Series E Convertible Preferred Stock may not be exercised until (i) the Nasdaq Stock Market advises us that our stockholders do not need to approve the exercise of these rights, or (ii) our stockholders approve the exercise of these rights.

o We will not receive any cash proceeds from this exchange offer.

o There is currently no established trading market for the Series E Convertible Preferred Stock, and we do not intend to apply to list the Series E Convertible Preferred Stock on any securities exchange.


o The exchange of Senior Notes, Series B Senior Notes and Subordinated Notes should not be a taxable exchange for United States federal income tax purposes.

o The exchange offer expires at 5:00 p.m., New York City time, on February 14, 2000.

                 Consider carefully the "Risk Factors" beginning
                on page 12 of this exchange offering memorandum.
                                                         --------------------

        The date of this exchange offering memorandum is January 18, 2000

The shares of Series E Convertible Preferred Stock are being offered in these exchange offers pursuant to an exemption from registration under the Securities Act of 1933, as amended.

An investment in shares of Series E Convertible Preferred Stock is speculative and involves a high degree of risk. See the Section of this exchange offering memorandum entitled "Risk Factors." Investors must be prepared to bear the risk of their investment for an indefinite period and be able to withstand a total loss of their investment.

These securities have not been registered under the Securities Act of 1933 or any applicable state securities laws, nor has the Securities and Exchange Commission or any state regulatory authority approved the securities offered hereby or the terms of these exchange offers, passed upon the accuracy or adequacy of this exchange offering memorandum or endorsed the merits of these exchange offerings. Any representation to the contrary is a criminal offense. This exchange offering memorandum shall not constitute an offer to exchange or a solicitation of an offer to exchange the securities in any jurisdiction in which such offer or solicitation would be unlawful. The Securities offered hereby may not be offered for sale or sold unless registered under the Securities Act or an exemption from such registration requirements is available.

                                TABLE OF CONTENTS

                                                                            Page

EXCHANGE OFFERS SUMMARY                                                        1

GENERAL INFORMATION ABOUT THE EXCHANGE OFFERS                                  1

THE COMPANY                                                                    1

SUMMARY OF THE TERMS OF THE EXCHANGE OFFERS                                    5

SUMMARY OF THE TERMS OF THE SERIES E CONVERTIBLE PREFERRED STOCK               8

SUMMARY HISTORICAL FINANCIAL INFORMATION                                      10

RISK FACTORS                                                                  12

 The Series E Convertible Preferred Stock is
 subordinate to the claims of the  Company's
 creditors in a dissolution or liquidation                                    12

 Your failure to follow the exchange  offer
 procedures may prevent you from receiving
 Series E Convertible Preferred Stock in the
 exchange                                                                     12

 There is no public market for the Series E
 Convertible Preferred Stock                                                  12

 The conversion price of the underlying
 shares was determined arbitrarily                                            12

 The right to convert the Series E Convertible
 Preferred Stock into common  stock and to
 vote the Series E Convertible Preferred Stock
 with the common  stock may be  subject  to
 stockholder approval which cannot be guaranteed                              12

 Dividends on the Series E Convertible
 Preferred Stock may be paid at the Company's
 option in kind or in cash and are subject to
 certain limitations                                                          13

 Our history  of losses  makes the Series E
 Convertible Preferred Stock and the underlying
 shares of common stock a highly speculative
 investment                                                                   13

 Restrictions on resale                                                       13

 Issuance of additional equity may be
 dilutive to stockholders                                                     13

 Future sales of common stock may adversely
 affect the market for our common stock                                       14

 Market conditions may reduce the trading
 price of our common stock                                                    15

 We do not plan to pay dividends to our
 common stockholders                                                          15

 Our high level of indebtedness could
 adversely affect our financial health.                                       15

 We may not generate enough cash to
 service our indebtedness or our other
 liquidity needs                                                              16

 Our future  success  depends  upon our
 ability to  identify,  acquire and
 integrate acquisition targets                                                16

 We have no control over many factors
 in our ability to finance planned growth.                                    17

 Our future success depends upon our
 ability to manage rapid growth in
 operations and personnel.                                                    17

 Loss of key executives could affect Waste
 Systems'ability to achieve its business
 objectives                                                                   17

 Failed acquisitions or projects may
 adversely affect our results of operations
 and financial condition                                                      18

 Our business may not succeed due to the
 highly competitive nature of the solid waste
 management industry.                                                         18

 Seasonal revenue fluctuations may
 negatively impact our operations                                             18

 The geographic concentration of our
 operations magnifies the risks to our
 success.                                                                     19

 Potential difficulties in acquiring
 landfill capacity could increase out costs.                                  19

 Failure to obtain landfill closure performance
 bonds and letters of credit may adversely
 affect our business                                                          19

 Estimated accruals for landfill closure and
 post-closure costs may not meet our actual
 financial obligations                                                        19

 Environmental and other government
 regulations impose costs and uncertainty
 on our operations                                                            20

 We are exposed to potential liability
 for environmental damage and regulatory
 noncompliance                                                                20

 Our environmental liability insurance
 may not cover all risks of loss                                              20

 Addressing local community concerns about
 our operations may adversely affect our
 business                                                                     20

 Risks of substantial voting control by
 Waste Systems's management and major stockholders                            20

 Year 2000 problems could have an adverse
 impact on our business                                                       21

RECENT DEVELOPMENTS                                                           21

BUSINESS                                                                      22

CAPITALIZATION                                                                38

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
      CONDITION AND RESULTS OF OPERATIONS FOR YEAR
      ENDED DECEMBER 31, 1998                                                 40

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
      AND RESULTS OF OPERATIONS FOR THE NINE MONTHS
      ENDED SEPTEMBER 30, 1999                                                41

SELECTED CONSOLIDATED FINANCIAL DATA                                          42

CERTAIN PROFORMA FINANCIAL STATEMENTS                                         45

DESCRIPTION OF SECURITIES                                                     48

MANAGEMENT                                                                    52

PRINCIPAL STOCKHOLDERS                                                        56

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                60

THE EXCHANGE OFFERS                                                           61

DESCRIPTION OF SENIOR NOTES AND SERIES B SENIOR NOTES                         70

DESCRIPTION OF SUBORDINATED NOTES                                            106

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES                        114

PLAN OF DISTRIBUTION                                                         119

FINANCIAL STATEMENTS                                                         120



Exhibit A - ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998 (the "1998 Form 10-K"). Certain portions of the Company's 1998 Form 10-K are incorporated by reference in certain section of this exchange offering memorandum.

Exhibit B - AMENDMENT TO ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998 (the "1998 FORM 10-K/A"). Certain portions of the Company's 1998 Form 10-K/A are incorporated by reference into this exchange offering memorandum.

Exhibit           C -  QUARTERLY  REPORT  ON FORM  10-Q  FOR THE  QUARTER  ENDED
                  SEPTEMBER 30, 1999 (the "September 30, 1999 Form 10-Q"). Certain portions of the Company's September 30, 1999, Form 10-Q are incorporated by reference in certain sections of this exchange offering memorandum.


                   WHERE YOU MAY OBTAIN ADDITIONAL INFORMATION

         We are currently subject to the periodic reporting and other informational requirements of the Securities Exchange and, in accordance with these rules, we file annual, quarterly and other information with the Securities and Exchange Commission. In addition, the indenture governing the Senior Notes and the Series B Senior Notes requires that we file reports under the Securities Exchange Act of 1934 with the Securities and Exchange Commission and provide those reports to the trustee and holders of the Senior Notes and Series B Senior Notes. You can inspect and copy at prescribed rates the reports and other information that we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and the Citicorp Center at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet web site at http://www.sec.gov that contains reports, proxy and information statements and other information. You can also obtain copies of these materials from us upon request.

                             EXCHANGE OFFERS SUMMARY

        This summary highlights selected information from this exchange offering memorandum, but does not contain all the information that may be important to you. This exchange offering memorandum, including the exhibits hereto, includes specific terms of the exchange offers, as well as information regarding our business and detailed financial data. We encourage you to review the detailed information and data appearing elsewhere in this exchange offering memorandum. Except in discussing our business and results of operations and where the context requires otherwise, references in this exchange offering memorandum to "we," "us," "our," "WSI," "Waste Systems" or "Company" refer to Waste Systems International, Inc., and not to any of our subsidiaries. The term "Senior Notes" refers to the 11 1/2% Senior Notes due 2006 originally issued on March 2, 1999 and currently outstanding. The term "Series B Senior Notes" refers to the 11 1/2% Series B Senior Notes due 2006 originally issued August 11, 1999. The term "Subordinated Notes" refers to the 7% Convertible Subordinated Notes due 2005 originally issued on May 13, 1998. The term "Notes" refers to the Subordinated Notes, Senior Notes, the Series B and Senior Notes collectively.


        GENERAL INFORMATION ABOUT THE EXCHANGE OFFERS

        The Company is making the following offers to holders of the Notes, subject to the terms and conditions set forth in this exchange offering memorandum:

Senior Notes: We are offering to each holder of Senior Notes the right to exchange $1,000 principal amount of, and accrued but unpaid interest on, the Senior Notes for one (1) share of Series E Convertible Preferred Stock.

Series B Senior Notes: We are offering to each holder of Series B Senior Notes the right to exchange $1,000 principal amount of, and accrued but unpaid interest on, the Series B Senior Notes for one (1) share of Series E Convertible Preferred Stock.

Subordinated Notes:         We are offering to each holder of Subordinated Notes
                            the right to exchange $1,000 principal amount of, and accrued but unpaid interest on, the Subordinated
                            Notes for one (1) share of Series E Convertible
                            Preferred Stock.

        You should read the discussion under the heading "Summary of Terms of the Series E Convertible Preferred Stock" for further information regarding the Series E Convertible Preferred Stock.

        The shares of Series E Convertible Preferred Stock issued in the exchange offers, and the shares of common stock issuable upon the conversion thereof, may not be resold by you except in compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, or pursuant to an exemption therefrom. You should read the discussion under the headings "Summary of the Terms of Exchange Offers" and "The Exchange Offers" for further information regarding the exchange offers and the resale of shares of Series E Convertible Preferred Stock and the shares of common stock issuable upon the conversion thereof.

                                   THE COMPANY

        We are an integrated non-hazardous solid waste management company that provides waste collection, recycling, transfer and disposal services to commercial, industrial, residential and municipal customers within some regional markets in the Northeast and mid-Atlantic states where we operate. We are achieving significant growth by implementing an active acquisition strategy, and plan to contribute to our growth by generating increased sales from existing operations and achieving greater operating efficiencies. Waste Systems is a Delaware corporation. Our principal executive offices are located at 420 Bedford Street, Suite 300, Lexington, Massachusetts 02173, and our telephone number is
(781) 862-3000.


Current Integrated Operations

        We currently operate, and intend to expand, regional networks of integrated waste collection and disposal operations. These integrated networks consist of operating landfills, waste transfer stations, and waste collection operations.

        o      Waste Collection Operations

     We own multiple waste collection operating subsidiaries which serve as conduits of waste flow to our transfer stations and landfill operations. As of September 30, 1999, our waste collection operations serve a total of approximately 73,000 commercial, industrial, residential and municipal customers in the Eastern New England, Central Pennsylvania, Baltimore, Maryland/Washington, D.C., Vermont and Upstate New York markets.

        o      Landfill Operations

     We currently own four landfills, one in Vermont and three in Central Pennsylvania. Two of these were operating in 1998. Of the remaining two, one began operating in March 1999 with the acquisition of Community Refuse Service, Inc. and the other, the Mostoller Landfill, began operating in December, 1999. The aggregate remaining estimated permitted capacity of our four owned landfills is approximately 23.6 million cubic yards at September 30, 1999. In addition, we have a contract with the Town of South Hadley, Massachusetts, to operate that town's landfill until 2015, subject to receipt of required permits, which we expect to begin operating by mid-2000. The South Hadley landfill has an estimated capacity of 2.0 million cubic yards, available for future disposal.

        o      Transfer Station Operations

     We provide transfer station services supporting our landfills. The transfer stations serve as gateways of waste streams by receiving and compacting solid waste collected by us and by third parties, which we then transfer by long haul trucks for disposal at landfills we operate.

The Movement of the Solid Waste Management Industry Toward Consolidation and Integration

        The solid waste management industry is undergoing general trends toward significant consolidation and integration. We believe these trends are due primarily to the following factors:

        o stringent environmental regulations which require increased capital to maintain regulatory compliance;

        o the inability of many smaller operators to achieve the competitive economies of scale enjoyed by larger operators;

        o the competitive and economic benefits of providing integrated collection, recycling, transfer and landfill disposal services; and

        o the privatization of solid waste landfills, transfer stations, and collection services by municipalities.

        Although significant consolidation has occurred within the solid waste management industry, we believe the industry remains highly fragmented and that a substantial number of potential acquisition and privatization opportunities remain, including in the Northeast and mid-Atlantic states where we operate.

Our Strategy to Capitalize on Industry Consolidation and Integration

        We seek to acquire independent collection, transfer station and landfill operations in appropriate locales to integrate these acquisitions into our current operations. Our objective is to expand the geographic scope of our operations and to become one of the leading non-hazardous solid waste management companies in each local market that we serve. The primary elements of our strategy for achieving these objectives are:

        o Executing our acquisition program. Our acquisition program consists of identifying regional markets and acquiring non-hazardous solid waste disposal assets in those targeted markets that we can operate as part of a fully integrated solid waste management operation. To establish ourselves within a selected market, we seek acquisitions that are consistent with our plan to acquire long-term disposal capacity in targeted regional markets, collection companies and transfer stations in the targeted regions to secure a stable long-term waste flow, and small but complementary "tuck-in" collection companies to increase a regional operation's profitability.

        o Generating internal growth. We plan to generate internal growth from existing operations by increasing sales penetration in our current and adjacent markets, soliciting new commercial, industrial and residential customers, marketing upgraded services to existing customers and, where appropriate, raising prices.

        o Increasing operating efficiency. We expect to increase our operating efficiency through implementation of an organizational system that sets operating standards and measures and analyzes operating criteria of our collection, transfer, disposal and other services.

        In connection with our growth strategy, we currently are and at any given time will be involved in potential acquisitions that are in various stages of exploration and negotiation, ranging from initial discussions to the execution of letters of intent and the preparation of definitive agreements. Some of these potential acquisitions may be material. No assurance can be given, however, that we will be successful in completing further acquisitions in accordance with our growth strategy, or that acquisitions, if completed, will be successful. For a description of the risks involved in our growth strategy, please refer to the section of the "Risk Factors" section of this exchange offering memorandum on page 17 beginning with "We have no control over many factors in our ability to finance planned growth."

Our Key Strengths

        Through the implementation of our growth strategy, we believe we demonstrate the following key strengths:

        o      Development of Fully Integrated Operations

               We continue to develop more fully integrated operations in our targeted market areas. During 1999, nearly 100% of the solid waste from our Vermont operations was delivered for disposal at our Moretown, Vermont landfill, and approximately 41% of the solid waste delivered for disposal at the Moretown landfill during this period was collected by us. During 1999, approximately 65% of the solid waste from our Central Pennsylvania (Altoona) operations was delivered for disposal at the Sandy Run landfill and approximately 70% of the waste delivered for disposal at the Sandy Run landfill during this period was collected by us. Since the acquisition of Community Refuse, Inc. in March of 1999, approximately 93% of the waste from our Central Pennsylvania (Harrisburg) division operations was delivered for disposal at the
        Community Refuse, Inc. landfill and approximately 19% of the waste delivered at that landfill was collected by the Company. Since October 1, 1999, 100% of the waste collected by our Baltimore, Maryland/Washington, D.C. operations has been delivered for disposal at our Community Refuse, Inc. landfill. During the third quarter of 1999, we acquired Eastern Trans-Waste of Maryland, Inc. and C&J Trucking Company, Inc. and certain Affiliates. During that quarter, Eastern Trans-Waste and C&J Trucking Company, Inc. and certain Affiliates disposed of approximately 26% and 3%, respectively, of their waste at a Company owned landfill. We intend to fully internalize the waste streams from these operations with our own landfills over the next several quarters. During December 1999, the Company opened its Mostoller Landfill in Somerset, Pennsylvania - a 2,000 ton-per-day, six day-per-week, 624,000 ton-per-year disposal facility, with over fourteen million cubic yards of permitted capacity. This landfill will significantly improve the Company's ability to internalize its collected waste which we believe will substantially increase the Company's EBITDA, which is defined in footnote (4) on page 44 of this exchange offering memorandum. For the three-month period ended September 30, 1999, 32.3% of the waste collected by the Company was delivered to a Company-owned landfill resulting in a consolidated EBITDA margin, excluding non-recurring charges, of 12.2%. If the Mostoller Landfill had been operational during the entire third quarter of 1999, 79.2% of the waste collected by the Company would have been delivered to a Company-owned landfill - resulting in a pro-forma EBITDA margin, excluding non-recurring charges, of 25.1%. We recently acquired our Upstate New York waste collection and transfer station operations in anticipation of landfill acquisition and/or privatization opportunities in that market area.

        o      Operating Efficiencies

     We are achieving significant operating efficiencies and reducing costs through consolidation and elimination of redundant corporate and service functions in acquired businesses.
        o      Significant Disposal Capacity

     We have approximately 23.6 million cubic yards of landfill capacity in landfills we own. This significant disposal capacity gives us the opportunity to achieve a high degree of integration by allowing room for disposal of the waste streams generated by our growing collection and transfer operations.

        o      Successful Acquiror and Consolidator

     We believe that we have demonstrated our ability to realize value in the fragmented solid waste management industry by completing acquisitions of four landfills, eight transfer stations, and 43 solid waste collection operations through September 1999. We have been effective in executing our acquisition program to expand our solid waste assets in our targeted regional markets at prices we have believe will provide opportunities for increased profits and flexibility in operations.

     As a result of executing our acquisition program, we have realized significant growth in revenue and EBITDA, which we believe is a measure commonly used by lenders and some investors to evaluate a company's performance in our industry. Our revenues have grown from approximately $3.5 million in the twelve months ended December 31, 1997 to approximately $21.0 million in the twelve months ended December 31, 1998. Over the same time period, EBITDA has grown from approximately $(2.5) million to approximately $2.1 million, while Adjusted EBITDA has grown from approximately $(0.4) million to approximately $4.2 million. In addition, for the nine months ended September 30, 1999, compared to the same period of 1998, EBITDA has grown from $1.3 million to $3.4 million and Adjusted EBITDA has grown from $2.9 million to nearly $5.8 million. Adjusted EBITDA is EBITDA after adjustment to exclude non-recurring write-offs of project development costs and acquisition integration costs. For a more detailed description of EBITDA and Adjusted EBITDA, please see Notes 4 and 5 to the section of this exchange offering memorandum entitled "Selected Consolidated Financial Data."

        o      Strong Management Team

     Our management team has a demonstrated track record of identifying, acquiring, integrating and operating non-hazardous solid waste disposal assets. Our executives and operation managers average 13.2 years of experience in the solid waste disposal industry. In addition, senior management owns a significant equity stake in Waste Systems, which motivates them to achieve our objectives to maximize the value of their Waste Systems stock.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFERS


The Exchange             We are making the following offers:
Offers
                         o   an offer to  exchange  up to  82,699  shares of its
                             Series   E   Convertible    Preferred   Stock   for
                             $77,500,000 principal amount of, and accrued but unpaid interest on, the Senior Notes;

                         o an offer to exchange up to 24,009 shares of its Series E Convertible Preferred Stock for
                             $22,500,000 principal amount of, and accrued but unpaid interest on, the Series B Senior Notes; and

                         o an offer to exchange up to 51,719 shares of its Series E Convertible Preferred Stock for
                             $49,551,240 principal amount of, and accrued but unpaid interest on, the Subordinated Notes.

                         All Notes must be properly tendered and accepted to be exchanged. All Notes that are validly tendered and, in the case of the Subordinated Notes, not validly withdrawn, will be exchanged for one (1) share of Series E Convertible Preferred Stock per each $1,000 principal amount of, and accrued but unpaid interest on, the Notes. We will not issue fractional shares, but will pay cash in lieu thereof, for any portion of the principal of, and accrued but unpaid interest on, the Notes tendered by a holder that are not a multiple of $1,000. To date, there is $22,500,000 principal amount of Senior Notes, $77,500,000 principal amount of Series B Senior Notes and $49,551,420 amount of Subordinated Notes outstanding. We will issue the Series E Convertible Preferred Stock promptly after the expiration of the exchange offers.

Expiration Date          The exchange offers will expire at 5:00 p.m., New York
                         City time, on February 14, 2000, unless extended, in which case the term "expiration date" shall mean the latest date and time to which we extend the exchange offers.

Conditions to The exchange offers are subject to certain conditions including: that the exchange offers the Exchange do not violate any applicable law or applicable interpretation of law of the staff of the Offers Securities and Exchange Commission; that we receive a waiver of certain covenants in the Senior Notes Indenture necessitated by the exchange offers; that no litigation materially impairs our ability to proceed with the exchange offers; and that we obtain all the governmental approvals we deem necessary to conduct and complete the exchange offers.

                         We may terminate the exchange offer if, after using our best efforts, we fail to meet any of the conditions to the exchange offer. While we do not expect this to happen, we cannot assure you that we will meet all of the conditions to the exchange offer.

Resale of The shares of Series E Convertible Preferred Stock issued in the exchange offer New Series E may not be offered for resale, resold or otherwise transferred by you except in Convertible compliance with the registration and prospectus delivery provisions of the Preferred Stock Securities Act, or pursuant to an exemption therefrom.

                         The shares of common stock issuable upon conversion of the Series E Convertible Preferred Stock may not be offered for resale, resold or otherwise transferred by you except in compliance with the registration and prospectus delivery provisions of the Securities Act, or pursuant to an exception therefrom. However, you will receive certain rights to cause us to register the shares of common stock issuable upon conversion of the Series E Convertible Preferred Stock. See "Summary of the Terms of the Series E Convertible Preferred Stock."

Procedures for           If you wish to tender your Notes for exchange in one or
Tendering Notes          more of the exchange offers, you must transmit to the
                         exchange agent, The Bank of New York, on or before the expiration date, either:

                         o a properly completed and duly executed letter of transmittal, which accompanies this exchange offering memorandum, or a facsimile of the letter of transmittal, together with your Notes and any other required documentation, to the exchange agent at the address set forth in this exchange offering memorandum under the heading "The Exchange Offers--Exchange Agent," and on the front cover of the letter of transmittal; or

                         o a computer generated message transmitted by means of The Depository Trust Company's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

                         By executing the letter of transmittal, each holder of Notes will make those representations to us described under "The Exchange Offers--Procedures for Tendering."

                         If these procedures cannot be satisfied on a timely basis, then you should comply with the guaranteed delivery procedures described below.

                         The exchange offers are not being made to, nor will we accept surrenders for exchange from, holders of Notes in any jurisdiction in which this exchange offer or its acceptance would not be in compliance with the applicable securities or "blue sky" laws of such jurisdiction.

                         Please do not send your letter of transmittal or the certificates representing your Notes to Waste Systems. Those documents should only be sent to the exchange agent.

Special Procedures If you are a beneficial owner whose Notes are registered in the name of for Beneficial a broker, dealer, commercial bank, trust company or other nominee and you wish Owners of Notes to tender your Notes in any of the exchange offers, you should contact the registered holder promptly and instruct the registered holder to tender your Notes on your behalf. Alternatively, if you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your Notes, either make appropriate arrangements to register ownership of the Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be completed before the expiration date.

Guaranteed Delivery      If you wish to tender your Notes and time will not
Procedures               permit the documents required
                         by the  letter of  transmittal  to reach  the  exchange
                         agent before the exchange  offer's  expiration date, or
                         the  procedure  for  book  entry  transfer   cannot  be
                         completed on a timely basis, you must tender your Notes
                         according  to  the   guaranteed   delivery   procedures
                         described in this exchange offering memorandum under the heading "The Exchange Offers--Guaranteed Delivery
                         Procedures."

Acceptance               Subject to the conditions described in "The Exchange
and                      Offers--Conditions to the
                         Delivery  Exchange Offers," we will accept for exchange
                         any and all Notes which are validly  tendered in any of
                         the   exchange   offers   and,   in  the  case  of  the
                         Subordinated Notes, not withdrawn, before 5:00 p.m., New York City time, on the expiration date.

Withdrawal               Rights You may withdraw the tender of your Subordinated
                         Notes at any time before 5:00 p.m., New York City time, on the expiration date, subject to compliance with the procedures for withdrawal described in this exchange offering memorandum under the heading "The Exchange
                         Offers--Withdrawal of Tenders."

Certain Federal We believe that the exchange of the Notes for shares of Series E Convertible Income Tax Preferred Stock will not be a taxable exchange for United States federal income tax Consequences purposes, but you should consult your tax adviser about tax consequences of the exchange and see the section in this exchange offering memorandum entitled "Certain United States Federal Income Tax Consequences."

Exchange Agent The Bank of New York, the trustee under the indenture governing the Senior Notes and the Series B Senior Notes, is serving as the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in this exchange offering memorandum on page 67 under the heading "The Exchange Offers--Exchange Agent."

Use of Proceeds We will not receive any proceeds from the issuance of the shares of Series E Convertible
                         Preferred Stock. We are making this exchange offer solely to reduce the outstanding debt obligations of the Company.

        SUMMARY OF THE TERMS OF THE SERIES E CONVERTIBLE PREFERRED STOCK


Issuer:        Waste Systems International, Inc.

Type of Security:        Series E Convertible Preferred Stock (the "Series E
                         Convertible Preferred Stock")

Total Number of          158,427 shares of Series E Convertible Preferred Stock
Shares Offered:

Conversion               Rate:  The  conversion  rate  will  be the  liquidation
                         preference divided by the greater of (i) $8.00, or (ii)
                         an amount  equal to a 33% premium over the closing sale
                         price of the Company's  common stock on the trading day
                         immediately   preceding   issuance   of  the  Series  E
                         Convertible Preferred Stock.

Price Per Share:         $1,000 per share of principal amount of, and accrued
                         but unpaid interest on, Notes.

Dividends:               The holders of the Series E Convertible Preferred Stock
                         will be entitled  to receive an 8%  accruing  dividend,
                         compounded   annually,   payable  in  arrears,  at  the
                         Company's option either (i) in cash, subject to the limitations and restrictions contained in the documents governing the Notes and the Company's credit facility or, (ii) in additional shares of Series E Convertible
                         Preferred Stock.

Liquidation              In the event of the liquidation or winding up of the
Preference:              Company, the holders of the
                         Series E Convertible Preferred Stock will be entitled to receive in preference to all other outstanding capital stock (except for the Series D Convertible
                         Preferred  Stock),  an  amount  per  share of  Series E
                         Convertible Preferred Stock equal to $1,000 plus the dividends accrued on the Series E Convertible Preferred
                         Stock but not paid. A consolidation or a merger of the Company or a sale of all or substantially all of its assets will be deemed to be a liquidation for purposes of the liquidation preference.

Optional The shares of Series E Convertible Preferred Stock will be redeemable at any time in Redemption: whole but not in part for cash at the option of the Company at 100% of the liquidation preference at any time.

Optional                 Subject to receipt of approval of the Company's
                         stockholders in the event Nasdaq
Conversion:              requires such approval, the holders of shares of Series
                         E Convertible Preferred Stock will have the right to convert their Series E Convertible Preferred Stock, at their option, at any time, into shares of common stock.

Mandatory                The Company will have the right to request the holders
Conversion:              of Series E Convertible Preferred  Stock to  convert
                         their shares of Series E Convertible Preferred Stock into shares of common stock, at the conversion rate then in effect, in the event the closing sale price of the common stock equals or exceeds the conversion price for twenty consecutive trading days.

Voting Rights: Subject to receipt of approval of the Company's stockholders in the event Nasdaq requires such approval, the holders of Series E Convertible Preferred Stock will vote with holders of shares of common stock and Series D Preferred Stock on an as-converted basis on all matters brought before the shareholders.

Registration             Rights:  Holders  of at  least  33% of the  outstanding
                         Series E Convertible Preferred Stock may require, on one occasion, that the Company use its reasonable best efforts to file a registration statement covering the public sale of common stock (an "S-3 Demand"); provided that the Company will have the right to delay or suspend such an S-3 Demand under certain circumstances for a period or periods not in excess of 120 days each in the aggregate in any 12-month period.

                         In addition, the holders of the Series E Convertible Preferred Stock will be entitled to unlimited
                         "piggyback" registration rights, at the Company's expense, on registrations of common stock initiated by the Company or any other class of investors holding demand registration rights.

                         In the event of any "cut-back" in the number of shares of common stock to be offered in any registration, the holders of the Series E Convertible Preferred Stock shall be treated on a basis comparable to all other holders of common stock to be sold in such public offering; provided that (i) holders of Series E Convertible Preferred Stock shall not in any event take priority over the Company and (ii) any holder exercising "piggyback" registration rights shall be cut-back prior to any holder exercising demand registration rights with respect to such offering.

Absence of a Public The Series E Convertible Preferred Stock is a new security and there is currently Market for the no established market for it. We do not believe that a market for the Series E Series E Convertible Convertible Preferred Stock will develop or be liquid. We do not intend to Preferred Stock: register the Series E Convertible Preferred Stock on any securities exchange.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

        In the table below we provide you with summary historical financial data for Waste Systems and its subsidiaries. The statement of operations data presented for each of the years in the three years ended December 31, 1998, and the balance sheet data as of December 31, 1998 and 1997 have been derived from our audited financial statements for those periods. The audited financial statements as of December 31, 1998 and 1997 and for each of the years in the two years ended December 31, 1998 are included in this prospectus.

        We encourage you to review the audited financial statements and the accompanying notes, as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations" which is also contained in this prospectus.


                                             Nine Months Ended September 30,          Year Ended December 31,
                                                       (unaudited)
                                              1999                   1998             1998                1997
                                          -----------            -----------       -----------         -----------
                                                                     (dollars in thousands)
Statement of Operation Data:
Revenues ................................    $  37,475            $  12,670         $   21,045         $   3,458

Operating expenses........................      25,145                6,832             12,400             1,718

Depreciation and amortization.............       8,094                2,724              4,501               692

Acquisition integration costs.............       2,378                1,386              1,865                --

Write-off of project development
     costs................................          --                  235                235             1,496
                                            ----------          -----------        -----------          --------

         Total cost of operations.........      35,617               11,177             19,001             3,906
                                            ----------          -----------        -----------          --------

Gross profit (loss).......................       1,858                1,493              2,044             (448)

Selling, general and administrative
     expenses.............................       6,668                2,940              4,483             2,139

Other    .................................          --                   --                 --               596
                                            ----------          -----------        -----------          --------

Loss from operations......................     (4,810)              (1,447)            (2,439)           (3,183)
                                            ----------          ----------         -----------          --------

Loss from continuing operations...........    (20,359)              (3,787)            (6,206)           (5,449)
                                            ---------           ----------         -----------          --------

Net loss .................................    (20,583)              (4,024)            (6,496)           (5,589)
                                              -------           ----------         -----------          --------

Preferred stock dividends.................          --                  888                888                --
                                            ----------          -----------        -----------          --------

Net loss available for common
     shareholders.........................  $ (20,583)          $   (4,912)        $   (7,384)          $(5,589)
                                             =========           ==========         ==========           =======

Basic net loss per share..................  $   (1.39)          $    (0.68)        $    (1.00)          $ (1.55)
                                             =========           ==========         ==========           =======

Weighted average number of shares
     used in computation of basic net
     loss per share.......................  14,818,688            5,930,765          7,389,547          3,612,623
                                            ==========          ===========        ===========          =========


Other Financial Data:

EBITDA   ................................   $    3,406           $    1,323        $     2,130       $   (2,469)

Adjusted EBITDA...........................       5,784                2,944              4,230             (378)

Capital expenditures (excluding
     acquisitions)........................      15,905                5,256              9,032               998

Cash flow from operations.................         834                1,055                592           (4,586)

Cash flow from investing activities.......   (103,642)             (62,181)           (71,939)               706

Cash flow from financing activities.......     105,075               61,113             68,576             6,579

Balance Sheet Data (end of period):

Cash and cash equivalents.................       2,461                2,950                194             2,964

Working capital...........................       6,972                  735            (6,520)             1,532

Total assets..............................     235,445               90,682             96,117            18,560

Long term debt, less current
     portion.............................      171,958               74,840             74,861             7,201

Total stockholders' equity (deficit)......      39,803                4,219              1,739             5,972


(a) See notes 4 and 5 to "Selected Consolidated Financial Data" on page 44 for definitions of EBITDA and Adjusted EBITDA.

                                  RISK FACTORS

        You should carefully consider the following risks in addition to the other information and data set forth in this exchange offering memorandum before tendering your Notes in any of the exchange offers and making an investment in the Series E Convertible Preferred Stock.

The Series E Convertible Preferred Stock is subordinate to the claims of the Company's creditors in a dissolution or liquidation .

        As a holder of Notes, you are currently a creditor of the Company. Holders of Notes must be satisfied in full in the event of a liquidation or dissolution before any amounts are paid to holders of the Company's capital stock. In the event you tender your Notes in the exchange offers, you will no longer be a creditor of the Company. In the event of a dissolution or liquidation of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the holders of the Company's Preferred Stock, including the Series E Convertible Preferred Stock, but only after satisfaction of claims of creditors, including any lenders (including holders of Notes that do not tender their Notes in the Exchange Offers) which the Company currently has or may have in the future, and holders of other series of the Company's preferred stock that may be issued in the future. Accordingly, the ability of an investor to recover all or any portion of his or her investment under such circumstances will depend on the amount of funds so realized and the claims to be satisfied therefrom.

Your failure to follow the exchange offer procedures may prevent you from receiving Series E Convertible Preferred Stock in the exchange .

        We will issue Series E Convertible Preferred Stock to you in conformity with the exchange offer only after the timely receipt of your Notes, or a properly completed and duly executed notice of guaranteed delivery, a properly completed and duly executed letter of transmittal, and all other required documents. Please allow sufficient time for the delivery to us of the required exchange offer documents. We are under no duty to give notification of defects or irregularities regarding any holder's tender of Notes for exchange. Any defect or irregularity in a holder's tender may prevent that holder from receiving Series E Convertible Preferred Stock. Please refer to the section in this exchange offering memorandum entitled "The Exchange Offers--Procedures for Tendering."

There is no public market for the Series E Convertible Preferred Stock .

        There is no public market for the Series E Convertible Preferred Stock, and it is not anticipated that a public market will develop for the Series E Convertible Preferred Stock. Investors may not, therefore, be able to liquidate their investments in the event of an emergency other than through conversion of the Series E Convertible Preferred Stock into underlying common stock.
Consequently, the purchase of Series E Convertible Preferred Stock should be considered as a long-term investment. The transfer of Series E Convertible Preferred Stock is subject to federal and state securities law transfer limitations.

The conversion price of the underlying shares was determined arbitrarily .

        The conversion price of the underlying shares of common stock into which the Series E Convertible Preferred Stock is convertible was arbitrarily determined and bears no relationship to the Company's current assets, earnings, book value or any other generally accepted criteria used for determining value. In determining the conversion price, the Company considered the amount of capital which the Company estimated it would need to expand operations, the potential profit it believes it can generate, the number of shares which the Company believed it could exchange in this exchange offer, the control desired to be retained by existing stockholders and the dilution in book value of investors' underlying shares of common stock, if any.

The right to convert the Series E Convertible Preferred Stock into common stock and to vote the Series E Convertible Preferred Stock with the common stock may be subject to stockholder approval which cannot be guaranteed .

        The Company is presently pursuing confirmation from Nasdaq that the exercise of the conversion and voting provisions of the shares of Series E Convertible Preferred Stock issuable in the exchange offers does not require approval of the Company's stockholders under the applicable rules of Nasdaq. The exchange offers may be analyzed in light of other capital transactions that the Company has recently consummated or is currently considering. Nasdaq might not concur with the Company's position that approval of the Company's stockholders is not required to exercise the conversion and voting features of the Series E Convertible Preferred Stock, as a result of Nasdaq's review of either the exchange offers alone or together with the other transactions. In the event Nasdaq does not concur with the Company's position that stockholder approval is not required, the Company may be required to pursue the approval of the Company's stockholders. Our pursuit of stockholder approval will involve significant time and expense. In addition, we cannot assure you that the Company's stockholders will approve the exercise of the conversion and voting features of the Series E Convertible Preferred Stock.

Dividends on the Series E Convertible Preferred Stock may be paid at the Company's option in kind or in cash and are subject to certain limitations .

        Dividends on the Series E Convertible Preferred Stock are cumulative and may be paid, at our option, in kind, through the issuance of additional Series E Convertible Preferred Stock, or in cash. Our ability to pay the dividends in cash is subject to limitations imposed by the documents governing the Notes and our credit facility. We would need to satisfy certain criteria and, in most circumstances, would need to solicit and obtain the consent of the holders of the Notes and the Company's senior lender prior to paying any dividends in cash.

Our history of losses makes the Series E Convertible Preferred Stock and the underlying shares of common stock a highly speculative investment .

        From our inception through September 30, 1999, we have had aggregate net losses of approximately $56 million on aggregate revenues of approximately $64 million and an accumulated loss from operations of $30 million. Following our restructuring in 1996, we directed our focus on becoming an integrated solid waste management company by implementing a business strategy based on aggressive growth through acquisitions. Our ability to become profitable and to maintain profitability as we pursue our business strategy will depend upon several factors, including our ability to:

        o execute our acquisition strategy and expand our revenue generating operations while maintaining or reducing our proportionate administrative expenses;

        o  locate sufficient financing to fund acquisitions; and

        o adapt to changing conditions in the competitive market in which we operate.

External factors, such as the economic and regulatory environments in which we operate will also have an effect on our business and its profitability. However, continued losses and negative cash flow may not only prevent us from achieving our strategic objectives, it may also limit our ability to meet financial obligations.

Restrictions on resale .

        The Series E Convertible Preferred Stock and the underlying shares of common stock are being offered pursuant to an exemption from the registration requirements of the Securities Act, and they have not been registered under the Securities Act and may not be offered or sold except pursuant to registration under the Securities Act or in certain transactions exempt from the registration requirements of the Securities Act.

        We will issue Series E Convertible Preferred Stock to you in conformity with the exchange offers only after the timely receipt of your Notes, or a properly completed and duly executed notice of guaranteed delivery, a properly completed and duly executed letter of transmittal, and all other required documents. Please allow sufficient time for the delivery to us of the required exchange offer documents. We are under no duty to give notification of defects or irregularities regarding any holder's tender of Notes for exchange. Please refer to the section in this Prospectus entitled "The Exchange Offers--Procedures for Tendering" for a detailed explanation of exchange offer procedures.

Issuance of additional equity may be dilutive to stockholders .

        Future issuance of additional equity by us may dilute the interest of stockholders who convert their Series E Convertible Preferred Stock into underlying shares of common stock. We currently have:

        o up to 4,955,143 shares of common stock issuable upon conversion of our Subordinated Notes outstanding as of September 30, 1999, which are convertible at $10 per share at any time by the holders of the notes, and by us if the closing price of the common stock after May 13, 2000, remains above $10 per share for twenty consecutive trading days;

        o up to 1,500,000 shares of common stock issuable upon exercise of outstanding warrants, which are exercisable at $6.25 per share of common stock from September 2, 1999, to March 2, 2004;

        o up to 3,078,018 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 under our stock option plans, subject to vesting requirements, at prices ranging from $1.41 to $9.25;

        o an additional 824,232 shares of common stock reserved for issuance as of December 31, 1999, under our stock option plans;

        o up to 2,500,000 shares of common stock issuable upon conversion of our 15,000 shares of Series D Convertible Preferred Stock outstanding as of the date hereof, which are convertible at a price of $6 per share of common stock at any time by the holders of the shares of Series D Convertible Preferred Stock, and by us if the closing bid price of the common stock exceeds $9 per share for twenty consecutive trading days.

Finally, our ability to achieve our business objectives depends on our use of a blend of debt financing and equity financing appropriate for executing our business strategy. To the extent that additional equity securities are issued to finance future acquisitions instead of issuing additional debt, the interests of our existing stockholders will be diluted.

Future sales of common stock may adversely affect the market for our common stock .

        Stockholders, including stockholders who convert their Series E Convertible Preferred Stock to underlying shares of common stock, may be adversely affected by future sales of common stock by other stockholders. If any of our larger stockholders sells substantial amounts of our common stock that is eligible for resale in the public market after this offering, the market price of our common stock could fall. Such sales may also make it more difficult for us in the future to sell equity or equity-related securities in the public market, whether for the purpose of general corporate financing or for use as consideration in an acquisition, at a time and at a price that we deem appropriate.

        As of December 31, 1999, we had 20,330,963 shares of our common stock outstanding.

        We have already registered for resale:

        o up to 4,955,143 shares of common stock issuable upon conversion of our 7% Convertible Subordinated Notes at any time by the holders of the notes;

        o 4,000,000 shares of common stock reserved for issuance under our stock option plans (as of December 31, 1999, options to purchase 3,078,018 shares of common stock, subject to vesting requirements, were outstanding);

        o up to 1,500,000 shares of common stock issuable upon exercise of outstanding warrants, which are exercisable at $6.25 per share of common stock from September 2, 1999, to March 2, 2004;

        o up to an aggregate of 4,441,620 shares of our common stock (including up to 1,763,000 shares of our common stock which were issued upon conversion of the 1,000 shares of our Series C Preferred Stock) issued to former stockholders of Eastern Trans-Waste of Maryland, Inc. as a portion of the consideration we paid in our recently completed acquisition of that company, under a registration rights agreement with its sellers; and

        o 2,239,745 shares of our common stock issued in August 1999 to a number of investors in a transaction exempt from registration under the Securities Act of 1933, as amended, at a price per share of $7.00.

        In addition, we currently intend to register up to an aggregate of 2,500,000 shares of our common stock issuable upon the conversion of shares of Series D Preferred Stock of the Company issued in August 1999 to a number of investors in a transaction exempt from registration under the Securities Act of 1933, as amended, at a conversion price per share of $6.00.

Market conditions may reduce the trading price of our common stock .

        The market price of our common stock has historically experienced and may continue to experience high volatility. Our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock.

We do not plan to pay dividends to our common stockholders .

        We have never declared or paid a cash dividend on our common stock. We intend to retain earnings to repay debt and to finance the growth and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Any declaration of dividends on our common stock in the future will depend, among other things, upon our results of operations, financial condition and capital requirements, as well as general business conditions. Our outstanding debt securities also contain restrictions which prohibit us from making dividend payments in cash on our capital stock, including the Series E Convertible Preferred Stock.

Our high level of indebtedness could adversely affect our financial health.

        We currently have a high level of indebtedness relative to stockholders' equity. The following table illustrates our level of indebtedness:

                                                                                           Proforma
                                                  As of September 30, 1999        As of September 30, 1999(1)
                                                    (Dollars in Thousands)          (Dollars in Thousands)
Long-term indebtedness...........................       $  171,958                           $171,958
Stockholders' equity  ...........................       $   39,803                           $ 54,803
Debt to equity ratio  ...........................           4.32:1                             3.14:1

(1) Assuming the private placement of 15,000 shares of Series D Preferred Stock closed on September 30, 1999 rather than the actual closing date of December 28, 1999.

Our high level of indebtedness could:
o limit our flexibility in planning for, or reacting to, changes in business, industry and economic conditions; o require us to dedicate a substantial portion of our cash flow from operations to repaying indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; o place us at a competitive disadvantage compared to our competitors with lower levels of indebtedness; and
o limit our ability to borrow additional funds, either because of restrictive covenants under the Notes, the Bank Credit
        Facility or because of a potential lender's limits on borrower indebtedness.
        Our high level of indebtedness may have a direct negative impact on our operations. It may also result in an event of default under our debt instruments which, if not cured or waived, could have a material adverse effect on our finances. Please refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of this important issue.

                                                        For the nine months             For the years ended
                                                     ended September 30, 1999           1998              1997

Ratio of Earnings to Fixed Changes                                N/A                      N/A           N/A

        For the nine months ended September 30, 1999, we incurred net losses that did not cover fixed charges by approximately $20.5 million; for the year ended December 31, 1998, we incurred net losses that did not cover fixed charges by approximately $6.6 million; and for the year ended December 31, 1997, we incurred net losses that did not cover fixed charges by approximately $5.5 million. For purposes of computing this financial relationship of earnings to fixed charges, earnings consist of pre-tax income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and financing costs, including capitalized interest and amortization of deferred financing costs, and an estimated portion of rentals representing interest costs.

We may not generate enough cash to service our indebtedness or our other liquidity needs .

        Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability depends in part on our operating performance and the execution of our business strategy. It is also subject to influence by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations, that we will realize anticipated cost savings from operating efficiency improvements, or that we will be able to obtain future financing in amounts sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs.

        The  following   table  outlines  the  schedule  of  our  required  debt
amortization payments:

                                                 Principal Payments Due During
                                                     (Dollars in thousands)
                            Balance
                                at
                            September    1999    2000     2001    2002   2003    2004     2005      2006  Remainder   Total
                            ----------   ----    ----     ----    ----   ----    ----     ----      ----  ---------   -----
                             30, 1999
Long-Term Debt
Bank Credit Facility           $17,500     --      --   17,500      --     --      --       --        --        --     17,500
Capital Leases, Equipment        5,191    748     822      342     374    326     185      201       201     1,972      5,191
  and Other Notes Payable
Senior Notes                   100,000     --      --       --      --     --      --       --   100,000        --    100,000
10% Convertible
   Subordinated Notes              400     --     400       --      --     --      --       --        --        --        400
7% Convertible
   Subordinated Notes           49,551     --      --       --      --     --      --   49,551        --        --     49,551
                                ------                                                  ------                         ------
Total                          172,642    748   1,222   17,842     374    326     185   49,752   100,221     1,972    172,642
                               =======    ===   =====   ======     ===    ===     ===   ======   =======     =====    =======

        We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, on commercially reasonable terms or at all. Please refer to the section in this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of this important issue.

Our future success depends upon our ability to identify, acquire and integrate acquisition targets .

        Our future success is highly dependent upon our continued ability to successfully identify, acquire and integrate additional solid waste collection, recycling, transfer and disposal businesses. As the solid waste management industry continues to consolidate, competition for acquisition candidates within the industry increases and the availability of suitable candidates on terms favorable to us may decrease. We compete for acquisition candidates with larger, more established companies that may have significantly greater capital resources than we do, which can further decrease the availability of suitable acquisition candidates at prices affordable to us. We cannot assure you that we will be able to identify suitable acquisition candidates, to successfully negotiate acquisitions on terms reasonable to us given our resources, to obtain financing for such targets on favorable terms, or to successfully integrate any acquired targets with our current operations.

        We believe that a significant factor in our ability to consummate acquisitions will be the attractiveness of our common stock as consideration for potential acquisition targets. This attractiveness may be, in large part, dependent upon the relative market price and capital prospects of our equity securities as compared to the equity securities of our competitors. Some of our competitors have a significantly larger capitalization than we do, which generally results in a more liquid market for their publicly traded securities. If the market price of our common stock were to decline, we might be unable to use our common stock as consideration for future acquisitions.

We have no control over many factors in our ability to finance planned growth.

        We require substantial funds to complete and bring to commercial viability all of our currently planned projects. We also anticipate that future business acquisitions will be financed not only through cash from operations, but also by future borrowings under bank credit facilities, offerings of Waste Systems stock as consideration for acquisitions, or from the proceeds of additional equity or debt financings. Therefore, our ability to satisfy our future capital and operating requirements for planned growth is dependent on a number of pending or future financing activities, and we cannot assure you that any of these financing activities will be successfully completed.

Our future success depends upon our ability to manage rapid growth in operations and personnel.

        Our objective is to continue to grow by expanding our services in selected markets where we can be one of the largest and most profitable fully-integrated solid waste management companies. Accordingly, we may experience periods of substantial rapid growth. This growth could place a significant strain on our operational, financial and other resources. Any failure to expand our operational and financial systems and controls in an efficient manner at a pace consistent with our growth could have a material adverse effect on our business, financial condition and results of operations.

        Our future success is also highly dependent upon our continuing ability to identify, hire, train and motivate a sufficient number of highly qualified personnel for our planned growth. We face competition for recruiting qualified personnel from our competitors, other companies not in the waste management industry, government entities and other organizations. We cannot assure you that we will be successful in attracting and retaining qualified personnel as required for our present and future planned operations. Our inability to attract and retain a sufficient number of qualified personnel could have a material negative impact on our business, financial condition and results of operations.

Loss of key executives could affect Waste Systems' ability to achieve its business objectives .

        We depend to a high degree on the services of Philip Strauss, Chairman, Chief Executive Officer and President, and Robert Rivkin, Executive Vice President--Acquisitions, Secretary, Treasurer and Director, in planning to achieve our business objectives. We have obtained $1 million key executive insurance policies for each of Messrs. Strauss and Rivkin. However, if we lost the services of either of these executives, our business, financial condition and results of operations could suffer material adverse effects.

Failed acquisitions or projects may adversely affect our results of operations and financial condition .

        In accordance with generally accepted accounting principles, we record some expenditures and advances relating to acquisitions, pending acquisitions and landfill projects as assets on our balance sheet, then amortize or depreciate these capitalized expenditures and advances over time, usually matching an asset's depreciation against the revenues it generates. We also have an accounting policy to record as an expense in the current accounting period all unamortized capital expenditures and advances relating to any operation that is permanently shut down, any acquisition that will not be consummated, and any landfill project that is terminated. As a result of these accounting practices, we may have to record the entire capitalized expenditure of any failed acquisition or terminated project as a charge against earnings in the accounting period in which the failure or termination occurs. A large, unexpected expense against typical earnings could have a material adverse effect on our results of operations, financial condition and our business.

Our business may not succeed due to the highly competitive nature of the solid waste management industry.

        The solid waste management industry is highly competitive and very fragmented, and requires substantial labor and capital resources. Competition exists for collection, recycling, transfer and disposal service customers, as well as for acquisition targets. The markets we compete in or are likely to compete in usually are served by one or more national, regional or local solid waste companies who may have a respected market presence, and who may have greater financial, marketing or technical resources than those available to us. Competition for waste collection and disposal business is based on price, the quality of service and geographical location. From time to time, competitors may reduce the price of their services in an effort to expand or maintain market share or to win competitively bid contracts.

        We also compete with counties, municipalities and operators of alternative disposal facilities that operate their own waste collection and disposal facilities. The availability of user fees, charges or tax revenues and the availability of tax-exempt financing may provide a competitive advantage to public sector competitors in solid waste management. Additionally, alternative disposal facilities such as recycling and incineration may reduce the demand for the landfill-based solid waste disposal services that we provide and on which our strategy is based. We cannot assure you that we will be able to remain competitive with our larger and better capitalized private competitors or with tax-advantaged public sector operators.

Seasonal revenue fluctuations may negatively impact our operations .

        Our revenues and results of operations tend to vary seasonally. We tend to have lower revenues in the winter months of the fourth and first quarters of the calendar year than in the warmer months of the second and third quarters. The primary reasons for lower revenues in the winter months include:

      o harsh winter weather conditions which can interfere with collection and transportation;

      o the volume of winter month waste in our operating regions is generally lower than that which occurs in warmer months; and

      o the construction and demolition activities which generate landfill waste are primarily performed in the warmer seasons.

We believe that the seasonality of the revenue stream will not have a material adverse effect on our business, financial condition and results of operations on an annualized basis. Still, higher warm weather revenues may not offset lower cold season revenues, and seasonal revenue fluctuations may make it more difficult to manage and finance our business successfully.

The geographic concentration of our operations magnifies the risks to our success.

        Waste Systems has established solid waste management operations in Eastern New England, Central Pennsylvania, Baltimore Maryland/Washington, D.C., Vermont and Upstate New York. Since our current primary source of revenues will be concentrated in these geographic locations, our business, financial condition and results of operations could be materially affected by downturns in these local economies, severe weather conditions in these regions, and Massachusetts, Pennsylvania, Maryland, Vermont and New York and state and local regulations. Factors that have a greater impact on our selected markets than on other regions of the country are more likely to have a negative effect on our business than on our larger regional and national competitors in the waste management industry.

        Industry consolidation in our operating regions has also increased the competition for customers who generate waste streams. This may make it increasingly difficult to expand operations within our selected markets. We cannot assure you that we will be able to continue to increase the local waste streams to our operating landfills or be able to expand our geographic markets to mitigate the effects of adverse economic events that may occur in these regions. As a result of our geographic concentration, we are exposed to a higher degree of risks than our geographically more diverse competitors.


Potential difficulties in acquiring landfill capacity could increase out costs.

        Our operations depend on our ability to expand the landfills we own or operate and to develop or acquire new landfill sites. We cannot assure you that we will be successful in obtaining new landfill sites or expanding the permitted capacity of our existing landfills. The process of obtaining required permits and approvals to open new landfills, and to operate and expand existing landfills has become increasingly difficult and expensive. The process can take several years and involves hearings and compliance with zoning, environmental and other requirements. We cannot assure you that we will be successful in obtaining and maintaining required permits to open new landfills or expand the existing landfills we own or operate.

        Even when granted, final permits to expand landfills are often not approved until the remaining capacity of a landfill is very low. In the event we exhaust our permitted capacity at one of our landfills, our ability to expand internally will be limited and we will be required to cap and close that landfill. Furthermore, as the solid waste management industry continues to consolidate, there will be greater competition for potential landfill acquisitions. As a result of insufficient landfill capacity, we could be forced to transport waste greater distances to our own landfills that have capacity, or to dispose of waste locally at landfills operated by our competitors. In either case, the additional costs we would incur could have a material adverse effect on our business.

Failure to obtain landfill closure performance bonds and letters of credit may adversely affect our business .

        We may be required to post a performance bond, surety bond or letter of credit to ensure proper closure and post-closure monitoring and maintenance at some of our landfills and transfer stations. Our failure to obtain performance bonds, surety bonds or letters of credit in sufficient amounts or at acceptable rates may have a material adverse effect on our business, financial condition and results of operations.

Estimated accruals for landfill closure and post-closure costs may not meet our actual financial obligations .

        The closure and post-closure costs of our existing landfills and any landfill we may own or operate in the future represent material financial obligations. To meet these future obligations, we estimate and accrue closure and post-closure costs based on engineering estimates of landfill usage and remaining landfill capacity. We cannot assure you that the amount of funds estimated and accrued for landfill closure and post-closure costs will be enough to meet these future financial obligations. Any failure to meet these obligations when they become due, or any use of significant funds to cover a gap between such accruals and actual landfill closure and post-closure costs incurred, may have a material adverse effect on our business, financial condition and results of operations.

Environmental and other government regulations impose costs and uncertainty on our operations .

        Waste Systems and our customers operate in a highly regulated environment, and our landfill projects in particular will usually require federal, state and local government permits and environmental approvals. Maintaining awareness of and attempting to comply with applicable environmental legislation and regulations require substantial expenditures of our personnel and financial resources. These efforts, however, do not guarantee that we will meet all of the applicable regulatory criteria necessary to obtain required permits and approvals.

        Government regulators generally have broad discretion to deny, revoke, or modify regulatory permits or approvals under a wide variety of circumstances. In addition, government regulators may adopt new environmental legislation or regulations or amend existing legislation, and may interpret or enforce existing legislation in new ways. All of these circumstances may require us or our customers to obtain additional permits or approvals.

        Any delay in obtaining required regulatory permits or approvals may delay our ability to obtain project financing, thereby increasing our need to invest working capital in projects before obtaining more permanent financing. These delays may also reduce our project returns by deferring the receipt of project revenues to a later project completion date. If we are required to cancel any planned project because we were unable to obtain required permits or as a result of any other regulatory impediments, we may lose any investment we have made in the project up to that point. The cancellation, or any substantial delay in completion, of any project may have a significant negative effect on our financial condition and results of operations.

We are exposed to potential liability for environmental damage and regulatory noncompliance .

        We are engaged in the collection, transfer and disposal of waste described as non-hazardous, and we believe that we are currently in material compliance with all applicable environmental laws. Despite these circumstances, if harmful substances escape into the environment and cause damages or injuries as a result of our operating activities, we are exposed to the risk that we will be held liable for any damages and injuries, as well as for significant fines for regulatory noncompliance.

Our environmental liability insurance may not cover all risks of loss .

        We maintain environmental impairment liability insurance covering particular claims for the sudden or gradual onset of environmental damage to the extent of $5 million per landfill. If we were to incur liability for environmental damage in excess of our insurance limits, our financial condition could be adversely affected. We also carry a comprehensive general liability insurance policy, which management considers adequate at this time to protect our assets and operations from other risks.

Addressing local community concerns about our operations may adversely affect our business .

        Members of the public in the communities where we do business could raise concerns with government regulators and others about the effects on their communities of our existing or planned operations and, in some areas, the proposed development of solid waste facilities. These concerns cannot always be anticipated, and our attempts to address these concerns may result in unforseen delays, costs and litigation that could adversely affect our ability to achieve our business objectives.

Risks of substantial voting control by Waste Systems's management and major stockholders .

        As of December 31, 1999, our directors, executive officers and their affiliates and other major stockholders owned beneficially approximately 69% of the outstanding shares of common stock without giving effect to this exchange offering, but assuming full conversion of the outstanding shares of Series D Convertible Preferred Stock. Accordingly, they will be considered to have a controlling influence over the election of directors and other corporate and stockholder actions.

Anti-Takeover provisions.

        Certain sections of the Delaware General Corporation Law, and the ability of the Board of Directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which stockholders may deem to be in their best interests). Such provisions include the removal of directors only for cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director, the vesting of exclusive authority in the Board of Directors to determine the size of the Board of Directors and (subject to certain limited exceptions) to fill vacancies thereon, the vesting of exclusive authority in the Board of Directors (except as otherwise required by law) to call special meetings of stockholders and certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors. These provisions, and the ability of the Board of Directors to issue preferred stock without further action by stockholders, could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption of control would be beneficial to stockholders, and also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial to the interest of stockholders. The Company is subject to Section 203 of the Delaware General Corporation Law which, in general, imposes restrictions upon certain acquirors (including their affiliates and associates) of 15% or more of the Company's common stock.

Year 2000 problems could have an adverse impact on our business .

        We   utilize   and   are   dependent   upon   general   accounting   and
industry-specific customer information and billing software to conduct our business that are likely to be affected by the date change to the year 2000. This purchased software is run on in-house computer networks. In addition, embedded technology that is contained in a substantial number of our items of hauling, disposal and communications equipment may be affected by the date change to the year 2000. We have initiated a review and assessment of all hardware, software and related technologies to determine whether it is functioning properly in the year 2000. We currently believe that costs associated with the compliance efforts will not have a significant impact on our ongoing results of operations, although we cannot assure you in this regard. Computer software and related technologies used by our customers, service providers, vendors and suppliers are also likely to be affected by the year 2000 date change. We have also initiated communications with our significant suppliers regarding the year 2000 issue. However, we cannot assure you that the systems of such suppliers, or of customers, are year 2000 compliant. Failure by us or any of the parties mentioned above, to properly process dates for the year 2000 and thereafter could result in unanticipated expenses and delays to us, including delays in the payment by our customers for services provided. Due to the proximity of the date of this exchange offering memorandum to January 1, 2000, we continue to monitor year 2000 issues as they relate to our internal computer systems and third party systems with whom we interact.

        RECENT DEVELOPMENTS

Acquisitions

        In July, 1999, the Company completed the acquisition of the assets of C&J Trucking, Inc. and affiliates, with collection operations throughout Eastern Massachusetts and Southern New Hampshire. The acquired assets also included two transfer stations located in Lynn, Massachusetts and Londonderry, New Hampshire, which are initially expected to handle in excess of 1,000 tons of waste per day. In July, 1999, the Company acquired Eastern Trans-Waste of Maryland, Inc., a well-established commercial and industrial collection operation servicing the Baltimore, Maryland and Washington, D.C. region. Its operations include a 53,000 square foot transfer station located in Washington, D.C., which is permitted to operate twenty-four hours per day with no capacity restrictions. As part of its customer base, Eastern Trans-Waste serves the White House and numerous federal agencies. The total purchase price for these acquisitions was approximately $70 million, in cash and stock. The consideration paid to former stockholders of Eastern Trans-Waste of Maryland, Inc. included 2,678,620 shares of common stock and 1,000 shares of Series C Preferred Stock that has been converted into 1,763,000 shares of common stock.

        The   acquisitions   are   expected  to  add   annualized   revenues  of
approximately $30 million and was recorded using the purchase method of accounting. As a result, the Company believes that it is poised to continue its growth in these areas and to enhance its profitability though the implementation of operating efficiencies.

Mostoller Landfill

        In December 1999, the Company opened its third Central Pennsylvania landfill, located in Somerset, Pennsylvania. The Mostoller Landfill, which has over 14,200,000 cubic yards of permitted disposal capacity, is permitted to accept 2,000 tons per day, six days a week, or 624,000 tons per year, of municipal solid waste, construction and demolition waste, and residual waste.

New Revolving Credit Facility

        On July 22, 1999, the Company closed a $25 million revolving credit facility with BankNorth Group, N.A. to fund acquisitions and for general working capital purposes. On August 3, 1999, $17.5 million was drawn down by the Company in connection with the acquisition of C&J Trucking, Inc. Debt incurred under this credit facility is secured debt that is guaranteed by our subsidiaries. The revolving credit facility has a term of three years, provides for an interest rate based on LIBOR, and includes other terms and conditions customary for secured revolving credit facilities.

New Executive Officer

        In August 1999, the Company appointed James L. Elitzak to the position of Vice President and Chief Financial Officer.

Private Placements

        In August 1999, the Company issued an aggregate of 2,239,745 shares of common stock to a number of investors in a placement transaction exempt from registration under the Securities Act of 1933, as amended, at a price per share of $7, for aggregate offering gross proceeds of approximately $16 million, the net proceeds of which have been and are being used for general working capital purposes.

        In December 1999, the Company issued an aggregate of 15,000 shares of Series D Preferred Stock to a number of investors in a placement transaction exempt from registration under the Securities Act of 1933, as amended, at a price per share of $1,000, for aggregate offering gross proceeds of approximately $15 million, the net proceeds of which have been and are being used for general working capital purposes. The rights, preferences and limitations of the Series D Preferred Stock are set out in the section entitled "Description of Securities."

                                    BUSINESS

The Company

        Overview. We are an integrated non-hazardous solid waste management company that provides solid waste collection, recycling, transfer and disposal services to commercial, industrial, residential and municipal customers within particular regional markets in the Northeast and Mid-Atlantic states where we operate. We are achieving significant growth by implementing an active acquisition strategy, and plan to contribute to our growth through generating increased sales from existing operations and achieving greater operating efficiencies.

        We focus on the operation of an integrated non-hazardous solid waste management business, including the ownership and operation of landfills, transfer stations and collection operations, including collection routes and equipment. We derive revenue from collecting waste from our customers which we dispose of in our own landfills, and also from unaffiliated waste collection companies who pay to dispose of waste in our landfills. Arrangements with customers include both long-term contractual arrangements and as-received disposal at our quoted prices. We seek through our acquisition strategy to acquire substantial collection operations in association with our landfills to enhance overall profitability and to increase our control over sources of revenue.

        Current  integrated  operations.   Our  current  operations  consist  of
regional  networks  of  integrated  waste  collection  and  disposal   services,
consisting of landfills, transfer stations and collection services.

        Our landfills are the Moretown Landfill in Moretown, Vermont, the Sandy Run Landfill in Hopewell, Pennsylvania, the Cumberland Landfill in Shippensburg, Pennsylvania, and the Mostoller Landfill in Somerset, Pennsylvania. The annual permitted capacity of these landfills is 120,000 tons, 86,000 tons, 306,000 tons, and 624,000 tons per year respectively for the Moretown Landfill, Sandy Run Landfill, Cumberland Landfill, and the Mostoller Landfill respectively. As of September 30, 1999, the aggregate remaining estimated permitted capacity of our four owned landfills was approximately 23.6 million cubic yards. In addition, we have contracted with the Town of South Hadley, Massachusetts to operate that town's landfill which has estimated capacity of approximately 2.0 million cubic yards available for future disposal, subject to receipt of required permits.

        We provide transfer station services supporting our landfills. Our waste collection operations serve as gateways to our landfill facilities by receiving and compacting solid waste collected by us and by third parties for transfer by long-haul trucks for disposal at landfills we operate.

        We own and operate multiple waste collection subsidiaries in each of our regional markets. Each of these collection services helps to provide our landfill facilities with an adequate waste flow. Our waste collection operations serve a total of approximately 73,000 commercial, industrial, residential and municipal customers in the Eastern New England, Central Pennsylvania, Baltimore Maryland/Washington, D.C., Vermont and Upstate New York markets.

        Goals and Strategies. Our objective is to expand the current geographic scope of our operations primarily in the Northeast and mid-Atlantic regions of the United States, and to become one of the leading providers of non-hazardous solid waste management services in each local market that we serve. Our primary growth strategy is to acquire landfills in or near urban areas within targeted markets, and to secure dedicated waste streams for such landfills by acquisition or development of collection operations and transfer stations. To complement this growth strategy, we plan to increase operating efficiencies at existing and acquired businesses through the application of an organizational system that sets operating standards, then measures and analyzes the performance of our collection, transfer, disposal and other functions.

        Recent Developments and Outlook. We believe that we have demonstrated our ability to realize value in the fragmented solid waste management industry by acquiring landfills, transfer stations, and solid waste collection operations. During 1998, we completed 34 acquisitions within four states in the Northeast and Mid-Atlantic regions.

        We have completed 13 acquisitions since January 1, 1999, which have significantly increased our presence within the geographic regions in which we operate. Included in these acquisitions are the Cumberland Landfill, which is a landfill located in the city of Shippensburg in Central Pennsylvania, and Cumberland Waste Service, Inc., a collection operation serving over 2,300 customers in the geographical area surrounding the landfill. The Shippensburg landfill added approximately 5.6 million cubic yards of capacity for the region and is permitted to accept 306,000 tons of municipal solid waste per year.

        On July 1, 1999, we acquired Eastern Trans-Waste of Maryland, Inc. is a well-established commercial and industrial collection operation with a 53,000 square foot transfer station located in Washington, D.C., which is permitted to operate twenty-four hours per day with no capacity restrictions. As part of its customer base, Eastern Trans-Waste serves the white House and numerous federal agencies. In addition, we acquired the assets of C&J Trucking, Inc. and certain affiliated facilities, with collection operations throughout Eastern Massachusetts and Southern New Hampshire, and with two transfer stations located in Lynn, Massachusetts and Londonderry, New Hampshire, which are initially expected to handle in excess of 1,000 tons per day. As a result, we believe that we are poised to continue our growth in these areas and to enhance our profitability through the implementation of operating efficiencies.

At present, the solid waste management industry is undergoing significant consolidation and integration.

        Overview. Based on published industry information, the solid waste management industry generated approximately $38 billion in revenue during 1998. Of this $38 billion aggregate revenue, approximately 47% was generated by public companies, approximately 32% was generated by municipal governments, and the remaining 21% was generated by numerous private solid waste operators.

        Industry trends. The solid waste management industry is experiencing general trends toward significant consolidation and integration. We believe that these trends are due in part to following factors: stringent environmental regulations which require increased capital to maintain regulatory compliance; the inability of many smaller operators to achieve the economies of scale enjoyed by larger operators; the competitive and economic benefits of providing integrated collection, recycling, transfer and disposal services; and the privatization of solid waste landfills, transfer station, and collection services by municipalities. Although significant consolidation has occurred within the solid waste management industry, we believe the industry remains highly fragmented and that a substantial number of potential acquisition and privatization opportunities remain, including the Northeast and mid-Atlantic states where we operate.

        Environmental regulations. Stringent environmental regulations have resulted in rising costs for owners of landfills while permits required for landfill development, expansion or construction have also become increasingly difficult to obtain. These ongoing costs are coupled with increased financial reserve requirements for landfill closure and post-closure monitoring. Some of the smaller industry participants have found these costs and regulations burdensome and have decided either to close their operations or to sell them to larger operators. As a result, the number of operating landfills has decreased while the size of landfills has increased.

        Economies of scale and integration. Economies of scale, driven by the high fixed costs of landfill assets and the associated profitability of each incremental ton of waste, have led to the development of higher volume, regional landfills. Integrated operators achieve economies of scale in the solid waste collection and disposal industry through vertical integration of their operations that may generate a significant waste stream for these high-volume landfills. Integrated companies gain further competitive advantage over non-integrated operators by being able to control the waste stream. The ability of larger integrated companies to internalize the collected solid waste (i.e., collecting the waste at the source, transferring it through their own transfer stations and disposing of it at their own disposal facility), coupled with access to significant capital resources to make acquisitions, has created an environment in which large integrated companies can operate more cost effectively and competitively than smaller and less integrated operators.

        Privatization. The trend toward consolidation in the solid waste services industry is further supported by the increasing tendency of a number of municipalities to privatize their waste disposal operations. Privatization is often an attractive alternative for municipalities for several reasons. For example, the ability of integrated operators to leverage their economies of scale to provide the community with a broader range of services while enabling the municipality to reduce its own capital asset requirements. We believe that the financial ability of municipalities to own and operate landfills was adversely affected by the 1994 United States Supreme Court decision which declared "flow control" laws unconstitutional, particularly in the northeastern states. These laws had required waste generated in counties or districts to be disposed of at the respective county or district-owned landfills or incinerators. The reduction in the captive waste stream to these facilities, resulting from the invalidation of such flow control laws, forced the counties that owned them to increase their per ton tipping fees to meet municipal bond payments. As county or district owned landfills increase their per ton tipping fees, they are less competitive in an open market in attracting waste streams from price conscious customers who may freely choose any waste disposal Company. We believe that these market dynamics are factors causing municipalities throughout the northeastern states to consider the privatization of public facilities.

Our business strategy is to achieve growth by capitalizing on industry consolidation and integration.

        Our objective is to expand the geographic scope of our operations primarily within the Northeast and mid-Atlantic regions of the United States, and to become one of the leading non-hazardous solid waste management companies in each local market that we serve. The primary elements of our business strategy are:

        C      executing our acquisition program,

        C generating internal growth from existing operations by increasing sales to new and existing customers, and

        C increasing our organizational and operating efficiency.

        Expansion through acquisitions. We intend to continue to expand by identifying regional markets and acquiring non-hazardous solid waste disposal assets to those targeted markets that we can operate as part of a fully integrated solid waste management operation. In considering new markets, we evaluate the opportunities to acquire or otherwise control sufficient landfills, transfer stations and collection operations which would enable us to generate an integrated waste stream and achieve the disposal economies of scale necessary to meet our market share and financial objectives. We have established criteria which enable us to evaluate prospective acquisition opportunities and target markets. Historically, we have entered new markets which are contiguous to our existing markets; however, we are considering new markets in non-contiguous geographic areas which meet our criteria.

        Internal growth. In order to generate continued internal growth, we have focused on increasing sales penetration in our current and adjacent markets, soliciting new commercial, industrial and residential customers, marketing upgraded services to existing customers and, where appropriate, raising prices. As customers are added in existing markets, our revenue per routed truck is improved, which generally increases our collection efficiency and profitability. We use transfer stations, which serve to link disparate collection operations with our landfills, as an important part of our internal growth strategy.

        Operating enhancements for acquired and existing businesses. We have implemented a system that establishes standards for each of our markets and tracks operating criteria for our collection, transfer, disposal and other services to facilitate improved profitability in existing and acquired operations. These measurement criteria include collection and disposal routing efficiency, equipment utilization, cost controls, commercial weight tracking and employee training and safety procedures. We believe that by establishing standards and closely monitoring compliance, we are able to improve existing and acquired operations. Moreover, where we are able to internalize the waste stream of acquired operations, we are further able to increase operating efficiencies and improve capacity utilization.

We are executing an active acquisition program in our regional markets.

        We are pursuing an active acquisition strategy to achieve our objective of expanding the current geographical scope of our operations and becoming a leading provider of integrated solid waste management services in each of the regional markets we serve. We seek acquisitions that are consistent with our three-step acquisition program designed to acquire long-term disposal capacity in targeted regional markets, acquire collection companies and transfer stations which will serve as platforms in the targeted regions to secure a stable long-term waste flow, and secure "tuck-in acquisitions" of small but complementary collection companies to increase a regional operation's profitability.

        The following table sets forth acquisitions completed by Waste Systems through November 12, 1999:


Acquisition                         Month Acquired          Principal Business           Location

Eastern New England Region

C&J Trucking, Inc. and               July 1999                Collection/                 Lynn, MA/
                                                              Transfer Station            Londonderry, NH

Troiano Trucking, Inc.               March 1999               Collection                  Worcester, MA

Steve Provost Rubbish
Removal                              December 1998            Collection                  Rochdale, MA

Sunrise Trucking                     December 1998            Collection                  Spencer, MA

Trashworks                           November 1998            Collection                  Worcester, MA

Mattei-Flynn Trucking, Inc.          August 1998              Collection                  Auburn, MA

Mass Wood Recycling, Inc.            July 1998                Transfer Station            Oxford, MA

Central Pennsylvania Region

B&J Garbage Service                  July 1999                Collection                  Berlin, PA

Pro-Disposal                         April 1999               Collection                  Bellwood, PA

Cumberland Waste Service, Inc.       March 1999               Collection                  Cumberland, PA

Community Refuse Service, Inc.       March 1999               Landfill                    Shippensburg, PA

Koontz Disposal                      January 1999             Collection                  Boswell, PA

Jim's Hauling, Inc.                  January 1999             Collection                  Duncansville, PA

Mostoller Landfill, Inc.             August 1998              Landfill                    Somerset, PA

Worthy's Refuse Service              August 1998              Collection                  McVey Town, PA

Sandy Run Landfill                   July 1998                Landfill                    Hopewell, PA

Patterson's Hauling                  May 1998                 Collection                  Altoona, PA

Pleasant Valley Hauling              May 1998                 Collection                  Altoona, PA

McCardle Refuse Company              May 1998                 Collection                  Burham, PA

Horvath Sanitation, Inc.             May 1998                 Collection                  Altoona, PA

Baltimore, Maryland/Washington, D.C. Region

Eastern Trans-Waste of               July 1999                Collection/                 Capitol Heights, MD/
Maryland, Inc.                                                Transfer Station            Washington, D.C.

Vermont Region

B. B. & B. Trucking                  April 1999               Collection                  Burlington, VT

Grady Majors Rubbish
Removal                              September 1998           Collection                  St. Albans, VT

Cota Sanitation                      June 1998                Collection                  Newport, VT

Vincent Moss                          June 1998               Collection                  Newport, VT

Austin Rubbish Removal               June 1998                Collection                  Newport, VT

Surprenant Rubbish, Inc.             June 1998                Collection                  Newport, VT

Fortin's Trucking of Williston       May 1998                 Collection                  Williston, VT

John Leo & Sons, Ltd.                March 1998               Collection                  Burlington, VT

Rapid Rubbish Removal, Inc.          February 1998            Collection/                 St. Johnsbury, VT
                                Transfer Station

Greenia Trucking                     February 1998            Collection                  St. Albans, VT

Doyle Disposal                       January 1998             Collection                  Barre, VT

Perkins Disposal                     January 1998             Collection                                           St. Johnsbury, VT

CSWD Transfer Station                October 1997             Transfer Station            Williston, VT

The Hartigan Company                 January 1997             Collection                  Stowe, VT

Waitsfield Transfer Station          November 1995            Transfer Station            Waitsfield, VT

Moretown Landfill                    July 1995                Landfill                    Moretown, VT

Upstate New York Region

Palmer Resource Recovery Corp.       May 1999                 Transfer Station            Syracuse, NY

Tri-Valley Sanitation, Inc.          April 1999               Collection                  Whitesboro, NY

Santaro Trucking Co., Inc.           January 1999             Collection                  Syracuse, NY

Richard A. Bristol, Sr.              November 1998            Collection                  Rome, NY

Bristol Trash and Recycling II       November 1998            Collection                  Rome, NY

Shepard Disposal Service             October 1998             Collection                  Oneida, NY

Emmons Trash Removal                 October 1998             Collection                  Sherill, NY

Wayne Wehrle                         September 1998           Collection                  Clinton, NY

Phillip Trucking                     September 1998           Collection                  Wampsville, NY

Mary Lou Mauzy                       September 1998           Collection                  Cazenovia, NY

Costello's Trash Removal             September 1998           Collection                  Cazenovia, NY

Bliss Rubbish Removal, Inc.          September 1998           Collection/                 Camden, NY
                                Transfer Station

Besig & Sons                         September 1998           Collection                  Westmoreland, NY

Larry Baker Disposal, Inc.           September 1998           Collection                  Oneida, NY


        In connection with our growth strategy, we are currently, and at any given time will be, involved in potential acquisitions that are in various stages of exploration and negotiation. The stages of the acquisitions range from initial discussions to the execution of letters of intent and the preparation of definitive agreements. Some of the acquisitions, if consummated, may be material. No assurance can be given, however, that the we will be successful in completing further acquisitions in accordance with our growth strategy, or that such acquisitions, if completed, will be successful. Our solid waste management operations are becoming increasingly integrated.

        Our operations include the ownership or operation, or both, of solid waste collection services, transfer stations and landfills. As we execute our acquisition strategy and integrate the solid waste management assets acquired, our rate of internalization of our operations is increasing. Since January 1998, more of the waste we have collected has been disposed at our own landfills, and more of the waste we have disposed of at our own landfills has been collected by us.

        Operating costs, disposal costs, and collection fees vary widely throughout the geographic areas in which we operate. The prices that we charge are determined locally, and typically vary by the volume or weight, type of waste collected, frequency of collections, distance to final disposal sites, labor costs and amount and type of equipment furnished to the customer.

        Landfills. The Moretown landfill in Moretown, Vermont, the Sandy Run landfill in Hopewell, Pennsylvania, and the Cumberland landfill in Cumberland, Pennsylvania and the Mostoller Landfill in Somerset, Pennsylvania, are Waste Systems's currently operating landfills and each includes leachate collection systems, groundwater monitoring systems and, where required, active methane gas extraction and recovery systems.

        We continue to develop more fully integrated operations in our targeted market areas. During 1999, nearly 100% of the solid waste from our Vermont operations was delivered for disposal at our Moretown, Vermont landfill, and approximately 41% of the solid waste delivered for disposal at the Moretown landfill during this period was collected by us. During 1999, approximately 65% of the solid waste from our Central Pennsylvania (Altoona) operations was delivered for disposal at the Sandy Run and approximately 70% of the waste delivered for disposal at the Sandy Run landfill during this period was collected by us. Since the acquisition of Community Refuse, Inc. in March of 1999, approximately 93% of the waste from our Central Pennsylvania (Harrisburg) division operations was delivered for disposal at the Community Refuse, Inc. landfill and approximately 19% of the waste delivered at that landfill was collected by the Company. Since October 1, 1999, 100% of the waste collected by our Baltimore, Maryland/Washington, D.C. operations has been delivered for disposal at our Community Refuse, Inc. landfill. During the third quarter of 1999, we acquired Eastern Trans-Waste of Maryland, Inc. and C&J Trucking Company, Inc. and certain Affiliates. During that quarter, Eastern Trans-Waste and C&J Trucking Company, Inc. and certain Affiliates disposed of approximately 26% and 3%, respectively, of their waste was disposed of at a Company owned landfill. We intend to internalize these operations with our own landfills over the next several quarters. During December 1999, the Company opened its Mostoller Landfill in Somerset, Pennsylvania - a 2,000 ton-per-day, six day-per-week, 624,000 ton-per-year disposal facility, with over fourteen million cubic yards of permitted capacity. This landfill will significantly improve the Company's ability to internalize its collected waste which will substantially increase the Company's consolidated earnings before, interest, taxes, depreciation, and amortization ("EBITDA"). For the three-month period ended September 30, 1999, 32.3% of the waste collected by the Company was delivered to a Company-owned landfill - resulting in a consolidated EBITDA margin, excluding non-recurring charges, of 12.2%. If the Mostoller Landfill had been operational during the entire third quarter of 1999, 79.2% of the waste collected by the Company would have been delivered to a Company-owned landfill - resulting in a pro-forma EBITDA margin, excluding non-recurring charges of 25.1%. We recently acquired our Upstate New York waste collection and transfer station operations in anticipation of landfill acquisition and/or privatization opportunities in that market area. Revenues from landfill operations accounted for approximately 20.1% of our revenues for the year ended December 31, 1998 and approximately 15.0% of our revenues for the nine months ended September 30, 1999.

        The following table provides certain information regarding the landfills that we operate. All information is provided as of September 30, 1999:

Remaining Estimated Permitted Capacity

                                                                     Estimated               Capacity in
                                                                  Total Remaining            Permitting
                                                                Permitted Capacity             Process
Landfill                              Location                    (Cubic Yards)             (Cubic Yards)

Mostoller                             Somerset, PA                    14,200,000                       --
Sandy Run                             Hopewell, PA                     2,785,000                       --
Cumberland                            Cumberland, PA                   5,289,000                       --
Moretown                              Moretown, VT                     1,319,000                       --
South Hadley                          South Hadley, MA                        --                2,000,000
                                                                     -----------           --------------
Total                                                                 23,600,000                2,000,000
                                                                     ===========           ==============

        The South Hadley landfill will be operated according to an operating agreement expiring in 2015.

        Once the permitted capacity of a landfill is reached, the landfill must be closed and capped if additional capacity is not authorized. We establish reserves for the estimated costs associated with such closure and post-closure costs over the anticipated useful life of such landfill. Please refer to the section of this Prospectus entitled "Risk Factors--Estimated accruals for landfill closure and post-closure costs may not meet our actual financial obligations."

        Solid waste collection. A majority of our commercial and industrial collection services are performed under service agreements with terms ranging from one to three years, and fees are determined by such factors as collection frequency, type of equipment and containers furnished, the type, volume and weight of the solid waste collected, the distance to the disposal or processing facility and the cost of disposal or processing. Our residential collection and disposal services are performed either on a subscription basis (i.e., with no underlying contract) with individuals, or under contracts with municipalities, homeowners associations, apartment owners or mobile home park operators. Revenues from collection operations accounted for approximately 73.5% of our revenues for the year ended December 31, 1998 and approximately 74.6% of our revenues for the nine months ended September 30, 1999.

        Transfer station services. The transfer stations receive, compact and transfer solid waste collected from our various collection operations and from third parties to long-haul vehicles for transport to landfills. We believe that transfer stations increase the amount of waste that has access to our landfills and reduce our costs through improved utilization of our collection personnel and equipment. Revenues from transfer station services accounted for approximately 6.4% of our revenues for the year ended December 31, 1998 and approximately 10.4% of our revenues for the nine months ended September 30, 1999.

Our regional operations are in Eastern New England, Central Pennsylvania, Baltimore, Maryland/Washington, D.C., Vermont and Upstate New York.

        Our current or planned solid waste management operations are as follows:

        Eastern New England Operations. Waste Systems and the town of South Hadley, Massachusetts, have entered into a contract whereby we will operate the town's 30-acre municipal solid waste landfill. The town of South Hadley will retain full ownership of the South Hadley landfill while we operate the facility. The South Hadley landfill is currently expected to have approximately
2.0 million cubic yards of new capacity for disposal when we begin operations in mid-2000. In July 1998, we acquired Mass Wood Recycling, Inc. in Oxford, Massachusetts. This is a permitted transfer station facility which is in construction, and we expect to commence operations there during mid-2000. In August 1998, we have acquired Mattei-Flynn Trucking, Inc. in Auburn, Massachusetts, and four tuck-in acquisitions. These waste collection operations have an established customer base of over 1,500 residential customers and 2,300 other customers, including commercial, industrial and municipal customers. We intend to integrate these collection operations with the Oxford transfer station and to eventually dispose of their collected waste at the South Hadley landfill. In addition, we have a long-term disposal agreement with a third party landfill in Southbridge, Massachusetts, at favorable rates through the year 2019. As a part of the agreement, we have a right of first refusal to purchase the landfill. In July 1999, we acquired the assets of C&J Trucking, Inc. and certain Affiliates, with collection operations throughout Eastern Massachusetts and Southern New Hampshire, and with two transfer stations located in Lynn, Massachusetts, and Londonderry, New Hampshire, which are initially expected to handle in excess of 1,000 tons per day.

        Central Pennsylvania Operations. In May 1998, we commenced operations in Central Pennsylvania, through the acquisition of Horvath Sanitation, Inc. and Eagle Recycling, Inc. ("Eagle"), which are based in Altoona, Pennsylvania. Subsequently, we completed six tuck-in collection operation acquisitions that have been integrated with Eagle's operations. The Central Pennsylvania operations serve approximately 24,000 residential customers and 2,500 other customers, including commercial, industrial and municipal customers. In July 1998, we acquired the Sandy Run landfill in Hopewell, Pennsylvania, that is currently permitted to receive approximately 86,000 tons per year and had remaining estimated permitted capacity at September 30, 1999, of approximately
2.8 million cubic yards. In August 1998, we acquired the Mostoller landfill in Somerset County, Pennsylvania, that is permitted to receive approximately 624,000 tons of waste per year. On March 11, 1999, we acquired the Cumberland landfill, located in Shippensburg, and Cumberland Waste Service, Inc., a collection operation serving over 2,300 customers in the Harrisburg area. The landfill has approximately 5.3 million cubic yards of capacity as of September 30, 1999, region and is permitted to accept 306,000 tons of municipal solid waste per year.

        Baltimore, Maryland/Washington, D.C. Operations. In July, 1999, we acquired Eastern Trans-Waste of Maryland, Inc., a well-established commercial and industrial collection operation servicing the Baltimore, Maryland/Washington, D.C. region. Its operations include a 53,000 square foot transfer station located in Washington, D.C., which is permitted to operate twenty-four hours per day with no capacity restrictions. As part of its customer base, Eastern Trans-Waste serves the White House and numerous federal agencies. We believe this acquisition strategically fits with our existing landfill assets in Central Pennsylvania, and presents an opportunity to support our future growth in the Mid-Atlantic States.

        Vermont Operations. We established our first integrated solid waste management operations in the geographical area surrounding our landfill in Moretown, Vermont. In addition to the Moretown landfill, we own three transfer stations, and collection operations serving commercial, industrial, residential and municipal customers in the Burlington, St. Albans, St. Johnsbury, Newport and Barre-Montpelier, Vermont areas. The Vermont operations serve approximately 6,200 residential customers and approximately 2,600 other customers, including commercial, industrial and municipal customers.

        Currently, the Moretown Landfill is permitted to receive approximately 120,000 tons per year and had remaining estimated permitted capacity at September 30, 1999, of approximately 1.3 million cubic yards.
        Upstate New York Operations. During the four months ended December 31, 1998, we entered the Upstate New York market with the acquisition of eleven collection operations and a transfer station in the general area between Syracuse and Utica, New York, and two additional collection companies have been acquired thus far in 1999. These waste collection operations serve approximately 11,300 residential customers and 2,000 other customers, including commercial, industrial and municipal customers. We selected the upstate New York market for acquisition of collection operations and transfer stations in anticipation of acquisition and privatization opportunities of landfills. We are currently
evaluating   opportunities  for  expansion  and  integration  of  our  New  York operations.

Our competitors are national and local, and include private companies and public operators.

        Though the solid waste management industry has become substantially consolidated in particular markets, it generally is highly competitive and fragmented and requires substantial labor and capital resources. Competition exists for collection, recycling, transfer and disposal services. The markets in which we compete or are likely to compete are usually served by one or more national, regional or local solid waste companies who may have already established a respected market presence, who may have greater financial, marketing or technical resources than us and who may be able to achieve greater economies of scale than we can. We also compete with counties, municipalities and operators of alternative disposal facilities that operate their own waste collection and disposal facilities. The availability of user fees, charges or tax revenues and the availability of tax-exempt financing may provide a competitive advantage to the public sector operations. Additionally, alternative disposal facilities such as recycling and incineration may reduce the demand for landfill disposal.

        We compete for waste collection and disposal business on the basis of price, quality of service and geographical location. Competitors may reduce the price of their services in an effort to expand or maintain market share or to win competitively bid contracts. Competition also exists within the industry for acquisition targets where we will usually compete with publicly-owned national or regional solid waste management companies.

Our marketing and sales efforts are focused on achieving our strategic objectives.

        We have a coordinated marketing and sales strategy to obtain solid waste streams, which is formulated at the corporate level and implemented through regional management. We market our services locally through regional managers and direct sales representatives who focus on commercial, industrial, municipal and residential customers. We also obtain new customers from referral sources, our general reputation and local market print advertising. Leads are also developed from new building permits, business licenses and other public records. Additionally, each regional operation generally advertises in the yellow pages and other local business print media that cover our service area.

        Maintenance of a local presence and identity is an important aspect of our marketing plan, and many of our managers are involved in local governmental, civic and business organizations. Our name and logo, or, where appropriate, that of our regional operations, are displayed on all of our containers and trucks. In addition, we attend and make presentations at municipal and state conferences and advertise in governmental associations' membership publications.

        We market our commercial, industrial and municipal services through our sales representatives who visit customers on a regular basis and make sales calls to potential new customers. These sales representatives receive a significant portion of their compensation based upon meeting specific incentive targets. We emphasize customer satisfaction and retention, and believes that its focus on quality service will help retain existing and attract additional customers.

        No single customer of Waste Systems individually accounted for more than 10% of our revenues in the year ended December 31, 1998.

We must comply with extensive government regulations.

        Waste Systems and our customers are subject to extensive and evolving environmental laws and regulations that have been enacted in response to increased concern over environmental issues and technological advances for the disposal of waste. These regulations are administered by the United States Environmental Protection Agency ("EPA") and various other federal, state and local environmental, transportation and health and safety agencies. We believe that such laws and regulations have the effect of enhancing the potential market in which we operate by allowing us to offer economical solutions for regulatory problems to our customers and acquisition candidates. On the other hand, such laws and regulations represent a potential constraint on, and added expense to, our operation of projects for our customers or for our own account.

        We must go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals, to develop and operate a landfill project. These permits and zoning or land use approvals are difficult and time consuming to obtain and may be opposed by various local authorities, abutters, and ad hoc citizens' groups. In connection with our preliminary development of landfill projects, we will expend considerable time, effort and resources in complying with the governmental review and permitting process necessary to develop or increase the capacity of these landfills. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency. Furthermore, landfill operations are subject to challenge under statutory and common law regulation of "nuisances," in addition to statutes and regulations concerning permits and other approvals. Similar permits and approvals are required for the development and operation of transfer stations, although the regulatory reviews of applications pertaining to transfer stations are generally less costly and time-consuming than the procedures conducted regarding the permitting of landfills.

        Our landfill operations and transfer stations subject us to laws and regulations governing operational, monitoring, site maintenance, closure and post-closure, and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with our operation of landfills and transfer stations, we will expend considerable time, effort and resources in complying with these laws and regulations. Governmental authorities have the power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations. Failure to correct the problems to the satisfaction of the authorities could lead to curtailed operations, additional costs or even closure of a landfill or transfer station.

        The principal federal, state, and local statutes and regulations applicable to Waste Systems's operations are as follows:

        The Resource Conservation and Recovery Act of 1976 ("RCRA"). RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and non-hazardous. Wastes are generally classified as hazardous wastes if they (1) either (a) are specifically included on a list of hazardous wastes or (b) exhibit specific hazardous characteristics and (2) are not specifically designated as non-hazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as non-hazardous, and businesses that deal with hazardous waste are subject to regulatory obligations in addition to those imposed on handlers of non-hazardous waste.

        Among the wastes that are specifically designated as non-hazardous waste are household waste and "special" waste, including items such as petroleum contaminated soils, asbestos, shredder fluff and most non-hazardous industrial waste products.

        The EPA regulations issued under Subtitle C of RCRA (the "Subtitle C Regulations") impose a comprehensive "cradle to grave" system for tracking the generation, transportation, treatment, storage and disposal of hazardous wastes. The Subtitle C Regulations impose obligations on generators, transporters and disposers of hazardous waste, and require permits that are costly to obtain and maintain for sites where such material is treated, stored or disposed. Subtitle C requirements include detailed operating, inspection, training and emergency preparedness and response standards, as well as requirements for manifesting, record keeping and reporting, corrective action, facility closure, post-closure and financial responsibility. Most states have promulgated regulations modeled on some or all of the Subtitle C provisions issued by the EPA. Some state regulations impose different, additional or more stringent obligations.

        We are not involved with transportation or disposal of hazardous wastes, except for the occasional collection, at some transfer stations, of hazardous wastes generated by "conditionally exempt small quantity generators," as defined by RCRA. These hazardous wastes are then transported by properly permitted hazardous waste transporters for disposal at properly permitted hazardous waste disposal facilities that are owned by third parties.

        In October 1991, the EPA adopted new regulations pursuant to Subtitle D of RCRA (the "Subtitle D Regulations"). Except for specific municipal solid waste landfills accepting less than 100 tons per day, as to which the effective date was April 9, 1994, and new financial assurance requirements, which became effective April 9, 1997, the new regulations became generally effective in October 1993. These regulations include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, these regulations require that new landfills meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to control leachate for treatment before disposal. Groundwater wells must also be installed at virtually all landfills to monitor groundwater quality. The regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D criteria. Many states, including Massachusetts, have adopted regulations or programs more stringent than the Subtitle D Regulations.

        The Federal Water Pollution Control Act of 1972 (the "Clean Water Act"). The Clean Water Act establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites, into waters of the United States. If runoff or collected leachate from our landfills and transfer stations are discharged into streams, rivers or other surface waters of the United States, the Clean Water Act would require us to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with federal storm water regulations, which are designed to prevent possibly contaminated storm water from flowing into surface waters. We are working with the appropriate regulatory agencies to ensure that our facilities are in compliance with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water. We have secured or have applied for the required discharge permits under the Clean Water Act or comparable state-delegated programs. To ensure compliance with the Clean Water Act pretreatment and discharge requirements, we have either installed wastewater treatment systems at our facilities to treat our effluent to acceptable levels before discharge or have arranged to discharge our effluent to municipal wastewater treatment facilities.

        The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("Superfund" or "CERCLA"). CERCLA establishes a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous
substances.   The  costs  of  CERCLA  investigation  and  cleanup  can  be  very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" but can also be based upon the existence of even very small amounts of the numerous "hazardous substances" listed by the EPA, many of which can be found in household waste. If, for example, we were found to be a responsible party for a CERCLA cleanup at one of our owned or operated facilities, the enforcing agency could hold us completely responsible for all investigative and remedial costs even if others may also have been liable. CERCLA also authorizes the imposition of a lien in favor of the United States upon all real property subject to or affected by a remedial action for all costs for which a party is liable. Our ability to obtain reimbursement from others for their allocable share of such costs would be limited by our ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties. In the past, legislation has been introduced in Congress to limit the liability of municipalities and others under CERCLA as generators and transporters of municipal solid waste. Although such legislation has not been enacted, if it were to pass it would limit our ability to seek full contribution from municipalities for CERCLA cleanup costs even if the hazardous substances that were released and caused the need for cleanup at one of our facilities were generated by or transported to the facility by a municipality.

        The Clean Air Act. The Clean Air Act provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from particular landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has promulgated new source performance standards regulating air emissions of specific regulated pollutants, such as methane and non-methane organic compounds, from solid waste landfills. The EPA may also issue regulations controlling the emissions of particular regulated air pollutants from solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the removal, handling and disposal of asbestos-containing materials.

        Each of the federal statutes described above contains provisions authorizing, under certain circumstances, the bringing of lawsuits by private citizens to enforce the requirements of the statutes.

        The Hazardous Materials Transportation Act. The transportation of hazardous waste is regulated both by the EPA in conformity with RCRA and by the federal Department of Transportation ("DOT") according to the Hazardous Materials Transportation Act ("HMTA"). Pursuant to the HMTA, DOT has enacted regulations governing the transport of hazardous waste. These regulations govern, among other things, packaging of the hazardous waste during transport, labeling and marking requirements, and reporting of and response to spills of hazardous waste during transport. In addition, under both the HMTA and RCRA, transporters of hazardous waste must comply with manifest and record keeping requirements, which are designed to ensure that a shipment of hazardous waste is properly identified and can be tracked from its point of generation to point of disposal at a permitted hazardous waste treatment, storage or disposal facility.

        The Occupational Safety and Health Act of 1970 ("OSHA"). OSHA authorizes the Occupational Safety and Health Administration to promulgate occupational safety and health standards. Certain of those promulgated standards, including standards for notices of hazards, safety in all aspects of the workplace, and specific standards relating to excavation, and the handling of asbestos, may apply to some of our operations. OSHA regulations set forth requirements for the training of employees handling, or who may be exposed in the workplace to, concentrations of asbestos-containing materials that exceed specified action levels. The OSHA regulations also set standards for employee protection, including medical surveillance, the use of respirators, protective clothing and decontamination units, during asbestos demolition, removal or encapsulation as well as its storage, transportation and disposal. In addition, OSHA specifies a maximum permissible exposure level for airborne asbestos in the workplace. Apart from receiving asbestos waste at our landfills and transfer stations, we have no direct involvement in asbestos removal or abatement projects.

        State and Local Regulation. Each state in which we now operate or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid and hazardous waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. Some state laws also contain provisions authorizing, under certain circumstances, the bringing of lawsuits by private citizens to enforce the requirements of those laws. In addition, many states have adopted "Superfund" statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting our operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put out for bid for the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

        Some permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, particular permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict importing out-of-state waste or otherwise discriminate against out-of-state waste. In general, restrictions on importing out-of-state waste have not withstood judicial challenge. However, proposed federal legislation would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. If this or similar legislation is enacted, states in which we operate landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

        In addition, some states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, some state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, we may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation would allow states and localities to impose specific flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in particular areas, which may adversely affect our ability to operate our landfills at their full capacity or affect the prices that can be charged for landfill disposal services, or both.

        There has been an increasing trend at the federal, state and local level to mandate and encourage waste reduction at the source and waste recycling and to prohibit the disposal of certain types of solid wastes, such as yard wastes, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect our ability to operate our facilities at their full capacity.

        We believe that we are in material compliance with federal, state and local regulations based on our internal review process which has not identified any material non-compliance and we have not received any verbal or written notification from any governmental agency to the contrary. Please refer to the following paragraphs of the "Risk Factors" section of this exchange offering memorandum for a description of some important risks to Waste Systems resulting from environmental regulations:

        "Environmental and other government regulations impose costs and uncertainty on our operations."

        "We are exposed to potential liability for environmental damage and regulatory noncompliance."

        "Limited environmental liability insurance may not cover all risks of loss."

        "Addressing local community concerns about our operations may adversely affect our business."

Our employees are a key factor in our success.

        As of December 31, 1999, we had 517 full time employees. We believe our future success will depend in part on our continued ability to recruit and retain highly qualified technical and managerial personnel. Please refer to the following paragraphs of the "Risk Factors" section of this exchange offering memorandum for a description of some important risks relating to our employees:

        "Our future success depends upon our ability to manage rapid growth in operations and personnel."

        "Loss of key executives could affect Waste Systems's ability to achieve its business objectives."

        "Our employees are not subject to any collective bargaining agreement.
         We consider relations with our employees to be good."

We own and lease properties in connection with our business operations.

        We own or lease, and operate landfills, transfer stations, offices and other facilities in connection with our integrated solid waste management operations as described under the subsection entitled "Current integrated operations." In addition, we lease our corporate headquarters, located at 420 Bedford Street, Suite 300, Lexington, Massachusetts. We occupy approximately 11,000 square feet at the Lexington location under the terms of a lease expiring in March 2003, with annual rent of approximately $200,000 subject to escalation in future years.

We believe the legal proceedings involving us will not impair our potential for success.

        From time to time, in the ordinary course of its business, we are subject to legal proceedings and claims arising from the conduct of its business operations. In addition, we are also party to certain litigation which is described in more detail in the Form 10-K attached as Exhibit A hereto under the heading "Business--Legal Proceeding" which is incorporated by reference herein. In our opinion, the ultimate disposition of such matters on an aggregate basis will not have a material adverse effect on our financial position or results of operations.

                                 CAPITALIZATION

        The following table sets forth the capitalization of Waste Systems as of September 30, 1999. Please refer to the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." This table should be read in conjunction with the Consolidated Financial Statements.


                                                                                                          Proforma(2)
                                                                             September 30, 1999           September 30, 1999
                                                                           --------------------           ------------------
(Dollars in thousands)
Long-term debt:
   10% Convertible Subordinated Debentures................................  $             400             $             400
   Capital leases, equipment and other notes payable......................              5,191                         5,191
   Bank Credit Facility...................................................             17,500                        17,500
   7% Convertible Subordinated Notes......................................             49,551                        49,551
   11% Senior Notes and Series B Senior Notes.............................            100,000                       100,000
                                                                            -----------------             -----------------
Subtotal..................................................................            172,642                       172,642

   Less current portion...................................................                684                           684
                                                                            -----------------             -----------------

   Long-term debt, less current portion...................................            171,958                       171,958
                                                                            -----------------             -----------------

Stockholders' equity:
   Common stock, par value $.01 per share; authorized
       75,000,000 shares; 18,580,621(1) shares issued and
       outstanding;.......................................................                186                           186
   Preferred stock, par value $.001 per share; authorized
       1,000,000 shares;
       Series C Preferred Stock, 1,000 shares designated, issued
             and outstanding;.............................................             11,165                        11,165
       Series D Preferred Stock, 20,500 designated,
             15,000, issued and outstanding...............................                 --                        15,000
   Additional paid-in capital.............................................             84,774                        84,774
   Accumulated deficit....................................................           (56,773)                      (36,773)
                                                                            -----------------             -----------------

   Total stockholders' equity.............................................             39,803                        54,803
                                                                            -----------------             -----------------

   Total capitalization...................................................  $         211,761             $         226,761
                                                                            =================             =================

----------------------------

(1) Excludes (i) 43,649 shares of common stock issuable upon conversion of outstanding 10% Convertible Subordinated Debentures, (ii) 4,955,143 shares of common stock issuable upon conversion of outstanding 7% Convertible Subordinated Notes, (iii) 1,500,000 shares of common stock issuable upon exercise of outstanding warrants and (iv) 3,085,518 and 177,480 shares of common stock issuable upon exercise of stock options outstanding at September 30, 1999 under our 1995 Stock Option and Incentive Plan and 1995 Stock Option Plan for Non-Employee Directors, respectively, of which 905,108 and 49,370 shares, respectively, were vested at such date.

(2) Assuming the private placement of 15,000 shares of Series D Preferred Stock closed on September 30, 1999 rather than the actual closing date of December 28, 1999.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIALCONDITION AND RESULTS OF OPERATIONS FOR YEARENDED DECEMBER 31, 1998


        Item 7 of the Company's 1998 Form 10-K/A entitled "Management's Discussion and Analysis" is hereby incorporated by reference into this exchange offering memorandum. Holders of Notes are encouraged to review such discussion and analysis beginning on page 2 of Exhibit B.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF
             OPERATIONS FOR THE NINE MONTHSENDED SEPTEMBER 30, 1999

        Item 2 of the Company's September 30 Form 10-Q entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" is hereby incorporated by reference into this exchange offering memorandum. Holders of Notes are encouraged to review such discussion and analysis beginning on page 10 of Exhibit C.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (In thousands, except share and per share data)

        The following selected consolidated financial data for the two years ended December 31, 1998 and 1997 have been derived from our Consolidated Financial Statements, which have been audited by KPMG Peat Marwick LLP. The unaudited selected consolidated financial data for the nine months ended
September 30, 1999 reflect, in the opinion of management, all adjustments, including only normal recurring adjustments, considered necessary for a fair presentation of the financial information presented. The selected consolidated financial data presented below should be read in conjunction with our Consolidated Financial Statements and notes incorporated by reference in this exchange offering memorandum, and in the sections entitled "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                                Nine Months Ended                         Fiscal Year Ended
                                                    September 30,                    Dec. 31,       Dec. 31,
                                                        1999                           1998           1997
                                                    ------------                     --------       -------
Statement of Operations Data:                        (unaudited)
   Revenues ..............................        $     37,475                    $   21,045   $      3,458
   Cost of operations:
     Operating expenses...................              25,145                        12,400          1,718
     Depreciation and amortization........               8,094                         4,501            692
     Acquisition integration costs(1).....               2,378                         1,865             --
     Write-off of landfill development
         costs............................                  --                           235          1,496
                                                     ---------                      --------       --------
        Total cost of operations..........              35,617                        19,001          3,906
                                                      --------                      --------       --------

        Gross profit (loss) ..............               1,858                         2,044          (448)

   Selling, general and administrative
     expenses.............................               6,668                         4,483          2,139
     Restructuring(2).....................                  --                            --            596
                                                       -------                       -------         ------
   Loss from operations...................             (4,810)                         2,439        (3,183)

   Other income (expense):
     Royalty and related income
        (expense), net....................               (542)                         (177)          (521)
     Interest expense and
        financing costs...................             (9,423)                       (3,633)        (1,183)
     Write-off of accounts and notes
        receivable........................                  --                            --          (568)
     Non-cash charge for debt
        conversion........................             (5,584)                            --             --
                                                       ------                         ------         ------
     Total other income (expense).........            (15,549)                         3,810        (2,272)
                                                      -------                         ------        -------

   Income (loss) before income taxes,
     minority interest, discontinued
     operations and extraordinary item....            (20,359)                       (6,249)        (5,454)
   Extraordinary item - loss on
     extinguishment of debt...............               (224)                         (247)          (134)
                                                   -----------                  ------------       --------
   Net (loss).............................            (20,583)                  $    (6,496)       $(5,589)
   Preferred stock dividend...............                  --                           888             --
                                                   -----------                  ------------       --------
   Net (loss) available for
     common stockholders(3)...............         $  (20,583)                  $    (7,384)       $(5,589)
                                                   ===========                  ============       ========
   Basic net (loss) per
     share - continuing operations .......         $    (1.39)                  $     (0.97)       $ (1.51)

   Weighted average number of shares
     used in computation of basic net
     income(loss) per share...............          14,818,688                     7,389,547       3,612,623

   EBITDA (4).............................         $     3,406                  $      2,130       $ (2,469)
   Adjusted EBITDA(5).....................         $     5,784                  $      4,230       $   (378)
   Capital expenditures...................         $    15,925                  $      9,032       $     998
   Cash flow from operating activities....         $       834                  $        592       $ (4,586)
   Cash flow from investing activities....         $ (103,642)                  $   (71,939)       $     706
   Cash flow from financing activities....         $   105,075                  $     68,576       $   6,575


                                                         Sept. 30    Dec. 31,      Dec. 31,
                                                            1999       1998           1997
               .....................................    (unaudited)
Balance Sheet Data:
   Cash and cash equivalents........................    $   2,461     $    194    $   2,964
   Working capital..................................      (6,972)      (6,520)        1,532
   Total assets.....................................      235,445       96,117       18,560
   Long-term debt, less current portion.............      171,958       74,861        7,201
   Total stockholders' equity (deficit).............       39,803        1,739        5,972

---------------------------------

(1) Acquisition integration costs consist of one-time, non-recurring costs, which we believe have no future value and, therefore, are expensed. Such costs include severance and other termination and retention costs, as well as specific costs related to integrating the acquired companies (i.e., truck painting, sign changes, lease terminations, integration of information systems, etc.) into Waste Systems's operations.

(2) Before March 27, 1996, we had been actively developing environmental technologies with potential application in a number of business areas. On March 27, 1996, we announced our intention to take meaningful actions to conserve cash and working capital, including restructuring our operations to focus our resources and activities on developing an integrated solid waste management operation instead of developing environmental technologies.

(3) In May and July 1998 we met the mandatory conversion trading requirements and elected to convert all of the remaining shares of the Waste Systems's preferred stock into shares of common stock and the board of directors declared and paid cash dividends of approximately $888,000.

(4) EBITDA is defined as operating income or loss from continuing operations excluding depreciation and amortization, which includes depreciation and amortization included in selling, general and administrative expenses. EBITDA does not represent, and should not be considered as an alternative to, net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow will be sufficient for such items as working capital or capital expenditures, or to react to changes in the solid waste management industry or to the economy in general. We believe that EBITDA is a measure commonly used by lenders and some investors to evaluate a company's performance in our industry. We also believe that EBITDA data may help investors understand our performance because such data may reflect our ability to generate cash flows, which is an indicator of its ability to satisfy our debt service, capital expenditures and working capital requirements. Because EBITDA is not calculated by all companies and analysts in the same fashion, the EBITDA measures presented by Waste Systems may not be comparable to the similarly-titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA, actual cash flows, the actual availability of funds for debt service, capital expenditures and working capital, and the comparability of our EBITDA data to similarly-titled measures reported by other companies.

(5) Adjusted EBITDA is EBITDA after adjusting for one-time charges for write-off of landfill development costs, acquisition integration costs and restructuring charges.

(6) For the nine months ended September 30, 1999, and for the two years ended December 31, 1998 and 1997, we incurred net losses that did not cover fixed charges by approximately $20.5 million, $6.6 million, and $5.5, respectively. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and financing costs, including capitalized interest and amortization of deferred financing costs, and an estimated portion of rentals representing interest costs.

                      CERTAIN PROFORMA FINANCIAL STATEMENTS

        The following proforma financial statements reflect the private placement of Series D Convertible Preferred Stock and assumes the tender of $30 million of Senior Notes and Series B Senior Notes and $30 million of Subordinated Notes occurred on January 1, 1998.

               WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                      Proforma Consolidated Balance Sheets

                                                                          September 30,           December 31,
                  Assets                                                       1999                   1998
                  ------                                              ------------------      -------------------
Current assets:
     Cash and cash equivalents (Notes 2 and 4)                          $     18,310,415       $      13,356,113
     Accounts receivable, net                                                 9,563,533                5,235,534
     Prepaid expenses and other current assets                                 2,688,672                4,769,285
                                                                      ------------------        -----------------

         Total current assets                                                 30,562,620              23,360,932

Restricted cash and securities                                                    49,766                  39,842
Property and equipment, net                                                  164,536,765              44,685,735
Intangible assets, net                                                        48,848,823              38,059,374
Other assets                                                                   5,845,565               2,417,627
                                                                     -------------------     -------------------
         Total assets                                                   $    249,843,539       $     108,563,510
                                                                        ================       =================

         Liabilities and Stockholders' Equity Current liabilities:
     Current portion of long-term debt and notes payable             $           684,370     $        8,259,922
     Accounts payable                                                          7,348,274               3,849,632
     Accrued expenses                                                         12,869,217               2,742,539
     Current portion of landfill closure and post-closure costs                2,500,000                     -
     Deferred revenue                                                          1,857,666                   1,866,128
                                                                    --------------------         -------------------

         Total current liabilities                                            25,259,527              16,718,221

Long-term debt and notes payable (Notes 3 and 4)                            111,958,095               44,861,187
Landfill closure and post-closure costs                                       2,000,005                   2,798,597
                                                                      -----------------         -------------------
         Total liabilities                                                  139,217,627               64,378,005
                                                                        ---------------       ------------------

Commitments and Contingencies

Stockholders' equity
     Common stock, $.01 par value.  Authorized 30,000,000 shares;
         20,330,946 and 11,718,323 shares issued and outstanding at
         September 30, 1999 and December 31, 1998, respectively                  203,309                117,184
     Preferred stock
         Series C Convertible Preferred Stock (Note 1)                              -                       -
         Series D Convertible Preferred Stock (Note 2)                        15,000,000              15,000,000
         Series E Convertible Preferred Stock (Notes 3, 4 and 5)              60,000,000              30,000,000
     Additional paid-in capital (Note 6)                                      96,071,961              37,660,712
     Accumulated deficit                                                    (60,649,358)                (38,592,391)
                                                                      ------------------        --------------------
         Total stockholders' equity                                          110,625,912                  44,185,500
                                                                        ----------------          ------------------

         Total liabilities and stockholders' equity                      $   249,843,559        $    108,563,510
                                                                         ===============        ================

                                                       See footnotes on page 47.

               WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                 Proforma Consolidated Statements of Operations

                                                                      Nine months ended          Year ended
                                                                      September 30, 1999      December 31,1998

Revenues                                                              $     37,475,265           $  21,044,584

Cost of operations:
     Operating expenses                                                     25,145,478              12,399,529
     Depreciation and amortization                                           8,094,069               4,501,424
     Acquisition integration costs                                           2,377,648               1,864,535
     Write-off of project development costs                                         -                  235,464
                                                                     -----------------        -----------------
         Total cost of operations                                           35,617,195              19,000,952
                                                                       ---------------         ----------------

         Gross profit (loss)                                                 1,858,070               2,043,632

Selling, general and administrative expenses                                 6,668,136               4,482,478
                                                                      ----------------         ---------------
         Loss from operations                                              (4,810,066)              (2,438,846)
                                                                     ----------------          ---------------

Other income (expense):
     Royalty and other income (expense), net                                 (542,100)                (177,629)
     Interest income                                                           483,250                  441,069
     Interest expense and financing costs (Notes 3 and 4)                  (7,054,976)              (3,476,882)
     Non-cash charge for debt conversion                                   (5,583,717)                     -
                                                                    -----------------        ------------------
         Total other income (expense)                                     (12,697,543)              (3,213,442)
                                                                     ----------------        -----------------
                                                                                                                           Loss
before income tax expense (benefit),
           discontinued operations and extraordinary item                 (17,507,609)              (5,652,288)

Extraordinary item - loss on extinguishment of debt                          (224,358)                (246,535)
                                                                    -----------------          -----------------

     Net loss                                                             (17,731,967)              (5,898,823)

Preferred stock dividends (Notes 2 and 5)                                    4,325,000                3,887,869
                                                                      ----------------        -----------------

     Net loss available for common shareholders                      $    (22,056,967)         $    (9,786,692)
                                                                     ================          =================

Basic net loss per share:
     Loss from continuing operations                                  $         (1.06)         $         (0.76)
     Extraordinary item                                                         (0.01)                   (0.03)
                                                                      ---------------------     -------------------

Basic net loss per share                                              $         (1.07)         $         (0.80)
                                                                      ====================      ===================

Weighted average number of shares used in
     computation of basic net loss per share                                  16,581,688              7,389,547
                                                                        ================         =================

                                                       See footnotes on page 47.

Notes to Consolidated Proforma Financial Statements


(1) In October 1999, the Company converted $11,615,000 of Series C Convertible Preferred Stock which was issued on July 1, 1999 into 1,763,000 shares of common stock. This transaction is presented in the financial statements as though it occurred January 1, 1999.

(2) In December 1999, the Company issued $15 million of Series D Convertible Preferred Stock, convertible into common stock at $6 per share with a dividend rate of 10% which is payable semi-annually in kind or in cash at the option of the Company. The dividend is assumed to be paid in cash. This transaction is presented in the financial statements as though it occurred on January 1, 1998.

(3) The proforma financials are shown as if the Company exchanged $30 million of principal of its 7% Convertible Subordinated Notes due 2003 for shares of Series E Convertible Preferred Stock on May 15, 1998, which is when the original transaction closed. Interest expense in 1999 is reduced the full nine months while in 1998 is reduced by 7 1/2 months. In conjunction with this transaction, the Company wrote off $716,000 of deferred financing costs related to the Subordinated Notes. The Company may be required to incur a non-cash charge as a result of this transaction. No charge is included in the proforma financial statements.

(4) The proforma financials are shown as if the Company exchanged $30 million of principal of its 11 1/2% Senior Notes due 2006 for shares of Series E Convertible Preferred Stock on March 2, 1999, which is when the original transaction closed. Interest expense in 1999 is reduced by 7 months which represent the seven months from March 1, 1999 through September 30, 1999. In conjunction with this transaction, the Company wrote off $837,000 of deferred financing costs related to the Senior Notes.

(5) It is assumed that the Series E Convertible Preferred stock referred to in Notes (3) and (4) will be convertible into shares of common stock at a conversion price of $8 per share of common stock and carry a dividend rate of 8% payable annually in kind or cash at the option of the Company. The dividend is assumed to be paid in cash on December 31 of each year.

(6) Each of the above mentioned transactions is presented net of $75,000 of transaction costs.

                            DESCRIPTION OF SECURITIES

Authorized and Issued Common Stock and Preferred Stock

         Waste Systems's authorized capital stock consists of 75,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.001 par value per share.

         Common stock. Holders of Waste Systems' common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Accordingly, holders of a majority of the shares of the common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential dividend rights with respect to any outstanding preferred stock, holders of the common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of Waste Systems out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in the assets of the Company legally available, subject to any prior rights of any outstanding preferred stock. Holders of the common stock have no cumulative voting rights nor any preemptive, subscription, redemption or conversion rights. All outstanding shares of the Company's common stock are validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Board of Directors may designate and issue in the future. See "Risk Factors--Anti-Takeover provisions."

         Preferred Stock. Waste Systems has 1,000,000 authorized shares of preferred stock, $.001 par value per share. Other than the shares of Series D
Preferred Stock, no shares of preferred stock are currently outstanding. The Board of Directors is authorized, without stockholder approval, to issue the preferred stock in one or more series, with such rights, preferences and qualifications as the Board of Directors may in its discretion determine. Other than the Series E Convertible Preferred Stock, the Company currently has no plans to issue any additional shares of preferred stock. If the Company decides to do so, however, the terms of the preferred stock may include, among other things, extraordinary voting, dividend, redemption or conversion rights which could adversely affect the holders of common stock. See "Risk Factors--Issuance of additional equity may be dilutive to stockholders" and "--Anti-Takeover provisions."

         Series D Preferred Stock. Holders of shares of Series D Preferred Stock are entitled to a cumulative dividend on the Shares at a rate of 10% per annum, payable annually in arrears, at the Company's option, either (i) in cash, subject to the limitations and restrictions contained in the indenture governing the Company's bonds and the Company's credit facility or (ii) in additional shares of Series D Preferred Stock. The cumulative dividend rate will increase by 25 basis points on the first day of each three month period commencing with the day following the first anniversary of issuance for any shares of Series D Preferred Stock not previously redeemed or converted. Holders of common stock are entitled to one vote for each share of common stock with respect to matters for which the Certificate of Incorporation of the Company or the Delaware General Corporation Law provides them with voting rights. Holders of shares of Series D Preferred Stock will be entitled to vote with the common stock on an as-converted basis, as set forth in the Certificate of Incorporation of the Company. Each share of Series D Preferred Stock is convertible into shares of common stock at a conversion price (the "Series D Conversion Price") per share of common stock equal to $6.00 (a) at any time on or after the date of issuance at the option of the holder, and (b) mandatorily in the event the closing bid price of the common stock on the NASDAQ exceeds 150% of the Series D Conversion Price for twenty (20) consecutive trading days. The number of shares of common stock issuable upon conversion of a share of Series D Preferred Stock will equal
(i) $1,000 plus accrued but unpaid dividends on such share of Series D Preferred Stock, divided by (ii) the Series D Conversion Price. Shares of Series D Preferred Stock are redeemable in whole but not in part for cash at the option of the Company at 105% of the then liquidation preference at any time through the first anniversary of the date of issuance and at 100% at any time thereafter. Upon the occurrence of any of the following events (each a "Liquidation Event"), subject to the full payment of outstanding indebtedness of the Company, the holders of Series D Preferred Stock will be entitled to receive out of the assets of the Company $1,000, plus accrued but unpaid dividends, per share of Series D Preferred Stock, and no more, before any payment may be made or any assets distributed to the holders of shares of common stock or any other shares of capital stock of the Company junior to the Shares: (i) a liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary; or (ii) any transaction or series of transactions involving: (A) the sale, transfer, conveyance, exchange or other disposition, other than in the usual and regular course of business, of all or substantially all of the consolidated assets or properties of the Company to one more persons or entities who are not affiliates of the Company, or (B) the sale, transfer, conveyance, exchange or other disposition (including, without limitation, by merger or consolidation) of all or substantially all of the common stock of the Company to one or more persons or entities who are not affiliates of the Company. The Series E
Convertible  Preferred  Stock  is pari  passu  with  the  Series  D  Convertible
Preferred Stock. The Series D Convertible Preferred Stock and the Series E Convertible Preferred Stock are senior to all other classes of capital stock of the Company that are currently outstanding.

Series E Convertible Preferred Stock.

         Dividend. Holders of shares of Series E Convertible Preferred Stock will be entitled to a cumulative dividend on the Shares at a rate of 8% per annum, payable annually in arrears, at the Company's option, either (i) in cash, subject to the limitations and restrictions contained in the indenture governing the Company's bonds and the Company's credit facility or (ii) in additional shares of Series E Convertible Preferred Stock.

         Voting. Subject to the following sentence, Holders of shares of Series E Preferred Stock will be entitled to vote with the common stock and the Series D Convertible Preferred Stock on an as-converted basis, as set forth in the Certificate of Incorporation of the Company. Except as required by law, the Series E Convertible Preferred Stock shall have no voting rights unless and until either (a) the Company obtains the approval of at least a majority of the holders of the then outstanding shares of common stock present in person or by proxy at a meeting of the Company's stockholders in accordance with applicable Nasdaq rules and regulations or (b) the Company obtains from Nasdaq advice that such stockholder approval is not required. Upon receipt of such advice or such stockholder approval, the holders of shares of Series E Convertible Preferred Stock shall have such voting rights and such shares shall no longer be deemed non-voting. The Company will give written notice to each holder of Series E Convertible Preferred Stock promptly following receipt of such advice or such approval.

         Conversion. Subject to the following sentence, each share of Series E Convertible Preferred Stock will be convertible into shares of common stock at a conversion price (the "Series E Conversion Price") per share of common stock equal to the greater of (i) $8.00 or (ii) an amount equal to a 33% premium over the closing sale price of the Company's common stock on the Nasdaq on the trading day immediately preceding the issuance of the Series E Convertible Preferred Stock (a) at any time on or after the date of issuance at the option of the holder, and (b) mandatorily in the event the closing sale price of the common stock on the NASDAQ equals or 100% of the Series E Conversion Price for twenty (20) consecutive trading days. Except as required by law, the Series E Convertible Preferred Stock shall not be convertible into shares of common stock unless and until either (a) the Company obtains the approval of at least a majority of the holders of the then outstanding shares of common stock present in person or by proxy at a meeting of the Company's stockholders in accordance with applicable Nasdaq rules and regulations or (b) the Company obtains from Nasdaq advice that such stockholder approval is not required. Upon receipt of such advice or such stockholder approval, the shares of Series E Convertible Preferred Stock shall be convertible into shares of common stock and such shares shall no longer be deemed non-convertible. The Company will give written notice to each holder of Series E Convertible Preferred Stock promptly following receipt of such advice or such approval. The number of shares of common stock issuable upon conversion of a share of Series E Convertible Preferred Stock will equal (i) $1,000 plus accrued but unpaid dividends on such share of Series E Convertible Preferred Stock, divided by (ii) the Series E Conversion Price.

         Redemption. Shares of Series E Convertible Preferred Stock will be redeemable at any time in whole but not in part for cash at the option of the Company at 100% of the liquidation preference.

         Liquidation. Upon the occurrence of any of the following events (each a "Liquidation Event"), subject to the full payment of outstanding indebtedness of the Company, the holders of Series E Convertible Preferred Stock will be entitled to receive out of the assets of the Company $1,000, plus accrued but unpaid dividends, per share of Series E Convertible Preferred Stock, and no more, before any payment may be made or any assets distributed to the holders of shares of common stock or any other shares of capital stock of the Company junior to the Shares: (i) a liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary; or (ii) any transaction or series of transactions involving: (A) the sale, transfer, conveyance, exchange or other disposition, other than in the usual and regular course of business, of all or substantially all of the consolidated assets or properties of the Company to one more persons or entities who are not affiliates of the Company, or (B) the sale, transfer, conveyance, exchange or other disposition (including, without limitation, by merger or consolidation) of all or substantially all of the common stock of the Company to one or more persons or entities who are not affiliates of the Company. The Series E Convertible Preferred Stock is pari passu with the Series D Convertible Preferred Stock. The Series D Convertible Preferred Stock and the Series E Convertible Preferred Stock are senior to all other classes of capital stock of the Company that are currently outstanding.

         Registration Rights. The Company will enter into a registration rights agreement with the Holders of the Series E Convertible Preferred Stock providing such Holders with the following registration rights over the shares of common stock issuable upon conversion of the Series E Convertible Preferred Stock. Holders of at least 33% of the outstanding Series E Convertible Preferred Stock may require, on one occasion, that the Company use its reasonable best efforts to file a registration statement covering the public sale of common stock (an "S-3 Demand"); provided that the Company will have the right to delay or suspend such an S-3 Demand under certain circumstances for a period or periods not in excess of 120 days each in the aggregate in any 12-month period. In addition, the holders of the Series E Convertible Preferred Stock will be entitled to unlimited "piggyback" registration rights, at the Company's expense, on registrations of common stock initiated by the Company or any other class of investors holding demand registration rights. In the event of any "cut-back" in the number of shares of common stock to be offered in any registration, the holders of the Series E Convertible Preferred Stock shall be treated on a basis comparable to all other holders of common stock to be sold in such public offering; provided that (i) holders of Series E Convertible Preferred Stock shall not in any event take priority over the Company and (ii) any holder exercising "piggyback" registration rights shall be cut-back prior to any holder exercising demand registration rights with respect to such offering.

Other Securities

         Warrants. On March 2, 1999, Waste Systems issued warrants to purchase 1,500,000 shares of common stock at an exercise price of $6.25 per share in an exempt private offering pursuant to a warrant agreement with IBJ Whitehall Bank & Trust Company as warrant agent. Each warrant, when exercised, will entitle the holder to receive one fully paid and non-assessable share of common stock at an exercise price of $6.25 per share. The exercise price and the number of shares of common stock issuable upon the holder's exercise of a warrant are both subject to adjustment in certain circumstances.

         10% Convertible Subordinated Debentures. The Company has outstanding $400,000 aggregate principal amount of 10% Convertible Subordinated Debentures due October 6, 2000, which were issued in 1995 in an exempt private offering in accordance with Regulation S under the Securities Act. Such debentures bear interest at the rate of 10% per annum, payable quarterly, and are convertible into common stock at $9.20 per share. The debentures are redeemable at the option of the Company at any time, if the closing sale price of the common stock exceeds $50.00 per share for a period of 20 consecutive trading days prior to redemption notice.

         7% Convertible Subordinated Notes. At September 30, 1999, the Company had outstanding $49,551,000 aggregate principal amount of 7% Convertible Subordinated Notes due May 13, 2005 (collectively, the "Subordinated Notes"), which were issued on or about May 13, 1998, in an exempt private offering in accordance with Regulation D under the Securities Act. The Subordinated Notes do not limit the amount of other indebtedness or securities which may be issued by the Company or any of its subsidiaries. The Company's rights and the rights of its creditors, including holders of the Subordinated Notes, to participate in the assets of any subsidiary upon liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. In addition, the payment of principal and interest on the Subordinated Notes is dependent upon the Company receiving dividends and other payments from its subsidiaries, to which no assurance can be given.
         The Subordinated Notes bear interest at the rate of 7% per annum. Interest is payable semi-annually on each June 30 and December 31 and prorated for any partial periods to holders of record at the close of business on the date 15 days preceding each such interest payment date.

         The Subordinated Notes were not issued under an indenture and there is no trustee with respect to the Subordinated Notes. The Subordinated Notes do not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of indebtedness that is senior in ranking or other indebtedness. The Subordinated Notes contain no covenants or other provisions to afford protections to holders of the Subordinated Notes in the event of a highly leveraged transaction or a change in control of the Company.

         11 1/2% Senior Notes Due 2006. The Company has outstanding an aggregate of $100 million of Senior Notes consisting of $22.5 million of 11 1/2% Senior Notes due 2006 and $77.5 million of 11 1/2% Series B Senior Notes due 2006 (collectively, the "Senior Notes"). For additional information regarding the senior notes, please refer to the discussion beginning on page 70.

                                   MANAGEMENT

         The following table sets forth information regarding the directors and executive officers of Waste Systems:

Name                            Age       Position with Waste Systems

Philip W. Strauss               51        Chairman, Chief Executive Officer and
                                          President

Robert Rivkin                   40        Executive Vice President-Acquisitions,
                                          Secretary, Treasurer and Director

Joseph E. Motzkin               57        Vice President-Acquisitions

Mark Popham                     44        Vice President-Capital Project
                                          Development

Arthur Streeter                 39        Vice President and General Counsel

Douglas Martin                  52        Vice President-Engineering and
                                          Compliance

James L. Elitzak                39        Vice President and Chief Financial
                                          Officer

David J. Breazzano              42        Director

Charles Johnston                64        Director

Jay J. Matulich                 44        Director

Judy K. Mencher                 42        Director

William B. Philipbar            73        Director

        Philip W. Strauss has been the Chief Executive Officer and President since March 27, 1996, and Chairman of the Board since June 24, 1996. Previously, Mr. Strauss had been Executive Vice President and Chief Operating Officer of Waste Systems since September 19, 1995. He has 24 years of experience in project, business and corporate development. Mr. Strauss was co-founder of BioMedical Waste Systems, Inc., a publicly-held waste management firm, where he served as Executive Vice President from its inception in 1987 until May 1992, and as a director from inception until May 1993.

        Robert Rivkin has been Executive Vice President-Acquisitions of Waste Systems since April 1998, Vice President since March 1995, Secretary since May 1995 and Treasurer since June 1996. Mr. Rivkin was first elected to the board of directors in June 1997. Mr. Rivkin served as the Company's Chief Financial Officer from March 1995 until July 1999. For the six years before joining Waste Systems, Mr. Rivkin was a principal at The Envirovision Group Inc., a full service environmental engineering, consulting and contracting company, where he was responsible for finance, marketing and strategic planning. Previously, Mr. Rivkin practiced public accounting in New York, where he specialized in mergers and acquisitions, initial public offerings and SEC reporting.

        Joseph E. Motzkin has been a Vice President of Waste Systems since August 1996. From 1994 to 1996, Mr. Motzkin was a General Manager at Prins Recycling Corporation where he established recycling programs, and directed sales programs and customer service activities. From 1989 to 1994, he was a General Manager at Laidlaw Waste Systems where he was responsible for their New England operations. Mr. Motzkin has 26 years in the solid waste management business.

        Mark Popham has been Vice President-Capital Project Development since April 1999 and previously was Director of Engineering since 1994. From 1988 to 1993, he was Vice President/Director at United Waste Systems, Inc.

        Arthur Streeter has been Vice President and General Counsel since February 1998. Before joining Waste Systems he was a Partner at Goldstein &
Manello, P.C., a law firm based in Boston, Massachusetts, where he gained 12 years of experience representing both private and public companies.

     Doug Martin has been Vice President -- Engineering and Compliance since June 1999. From 1996 to 1999, he was a Vice President of Regulatory Affairs and Compliance with Envirosource. From 1992 to 1996, Mr. Martin was Vice President of Environmental Health and Safety at Chemical Waste Management. Mr. Martin has over thirteen years of experience in the solid waste management business.

        James Elitzak has been Vice President and Chief Financial Officer since August 1999. From 1993 to 1999, Mr. Elitzak held various positions at Waste Management, Inc., most recently as Director of Finance. Prior to joining Waste Management in 1993, Mr. Elitzak spent four years at Wheelabrator Technologies serving as the Director of Corporate Accounting and seven years with the accounting, tax, and consulting firm of Deloitte & Touche. Mr. Elitzak is a Certified Public Accountant and has over ten years of solid waste industry experience.

     David J. Breazzano has been a member of the board of directors since June 1997. Mr. Breazzano is one of the two principals at DDJ Capital Management, LLC, which was established in 1996. He has over 18 years of investment experience and served as a Vice President and Portfolio Manager at Fidelity Investments ("Fidelity") from 1990 to 1996. Prior to joining Fidelity, Mr. Breazzano was President and Chief Investment Officer of the T. Rowe Price Recovery Fund. Mr. Breazzano also serves as a director of Key Energy Group, Inc. and Samuels Jewelers, Inc.
        Charles Johnston has been a member of the board of directors since June 1997. During the past 10 years he has served on various boards. Mr. Johnston is currently Chairman of Ventex Technology in Riviera Beach, Florida and has held that position since 1993. He is also currently Chairman of AFD Technologies in Jupiter, Florida. He was previously founder, Chairman, and CEO of ISI Systems, a public company on the American Stock Exchange which was sold to Teleglobe
Corporation of Montreal, Quebec. Mr. Johnston also serves as a Trustee of Worcester Polytechnic Institute in Worcester, Massachusetts as well as a Trustee for the Institute of Psychiatric Research, University of Pennsylvania in Philadelphia, Pennsylvania. In addition, he serves as director of the following companies: Kideo Productions and Infosafe Systems both of New York City, Hydron Technologies Inc. of Boca Raton, Florida, and Spectrum Signal Processing of Vancouver, British Columbia.

     Jay J. Matulich has been a member of the board of directors since March 1995. Mr. Matulich is a Managing Director of International Capital Growth Limited ("ICG"), formerly Capital Growth International L.L.C. and U.S. Sachem Financial Consultants, L.P. He has held this position since 1994. From May 1990 to October 1994, Mr. Matulich was a Vice President of Gruntal & Co., Incorporated, investment bankers.

        Judy K. Mencher has been a member of the board of directors since August 1997. Ms. Mencher is one of the two principals at DDJ Capital Management, LLC, which was established in 1996. From 1990 to 1996, Ms. Mencher was at Fidelity working in the Distressed Investing Group. Before joining Fidelity in 1990, Ms. Mencher was a Partner at the law firm of Goodwin, Procter & Hoar LLP specializing in bankruptcy and creditors' rights.

     William B. Philipbar became a director of Waste Systems in May 1996. He resigned as a director of Waste Systems in June 1997 and was reelected to the board of directors in August 1997. Since December 1997, Mr. Philipbar has been a part-time consultant for Waste Systems in connection with our consideration of proposed acquisitions and other strategic matters. Before becoming a director of Waste Systems, Mr. Philipbar served as Chairman of the Delaware Solid Waste Authority from 1977 to 1987 and was the President and Chief Executive Officer of Rollins Environmental Corp. from 1973 to 1984. He has been a Director of Matlack Systems, Inc. and Rollins Truck Leasing Corp. since 1993. Until 1995, he was also an advisor to Charles River Ventures.

The Board of Directors and Its Committees

        Our board of directors consists of seven members, a majority of whom are independent of our management. Each director holds office for a term from election to the next annual meeting of our stockholders and until his or her successor is duly elected and qualified.

        The board of directors has appointed a Compensation Committee and an Audit Committee.

        Compensation Committee. The Compensation Committee currently consists of Messrs. Johnston and Strauss and Ms. Mencher. The Compensation Committee makes recommendations and exercises all powers of the board of directors in connection with compensation matters, including incentive compensation and benefit plans. The Compensation Committee, with the exception of Mr. Strauss, administers, and has authority to grant awards under, our employee benefit plans to the employee directors and our management Waste Systems and our subsidiaries and other key employees.

        Audit Committee. The Audit Committee currently consists of Messrs. Breazzano, Matulich and Philipbar. The Audit Committee is empowered to recommend to the board of directors the appointment of our independent public accountants and to periodically meet with such accountants to discuss their fees, audit and non-audit services, and the internal controls and audit results for us. Also, the Audit Committee is empowered to meet with our accounting personnel to review accounting policies and reports.

Compensation of Directors

        We do not currently pay cash compensation to our directors. Non-employee directors are entitled to stock option grants under the Amended and Restated Waste Systems International, Inc., 1995 Stock Option Plan for Non-Employee Directors. The 1995 Stock Option Plan provides for the automatic granting to non-employee directors of stock options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986. Under the terms of the 1995 Stock Option Plan, each non-employee director who first becomes a director of Waste Systems on or after June 30, 1997, shall automatically be granted, on the date he or she becomes a director of Waste Systems, a stock option to purchase 20,000 shares of Waste Systems common stock. In addition, the 1995 Stock Option Plan provides that each non-employee director shall automatically be granted, at the beginning of each calendar year in which he or she is serving as a non-employee director, a stock option to acquire 10,000 shares of Waste Systems common stock. Each non-employee director entering service after the start of any calendar year will automatically be granted on the effective date of his or her board membership a stock option to acquire a portion of 10,000 shares of Waste Systems common stock prorated to reflect the remaining portion of such calendar year. The exercise price per share for the Waste Systems common stock covered by any stock option granted under the 1995 Stock Option Plan shall be equal to the fair market value of the Waste Systems common stock on the date such option is granted.

        Other than stock options to acquire 20,000 shares of Waste Systems common stock granted automatically to each new non-employee director joining the board of directors on or after June 30, 1997, which stock options vest immediately upon grant, stock options granted under the 1995 Stock Option Plan vest at a rate of 25% of the total number of shares of common stock purchasable under such stock option for each year that the holder remains a director of Waste Systems, such vesting to take place at the end of each of the first four calendar years following issuance of such stock options. A stock option issued under the 1995 Stock Option Plan shall not be exercisable after the expiration of ten years from the date of grant.

        On December 15, 1997, the board of directors voted to retain Mr. William Philipbar, a non-employee director of Waste Systems, as a part-time consultant in connection with our considerations of proposed acquisitions and other strategic matters. Mr. Philipbar's compensation for providing such consulting services for up to four days per month, as requested by us, consists of grants of options to acquire 25,000 shares of Waste Systems common stock on January 1 of 1998 and each succeeding year so long as Mr. Philipbar continues to be retained by Waste Systems. The grants are made under Waste Systems's Amended and Restated 1995 Stock Option and Incentive Plan, permitting the grant of options and other benefits to non-employee directors, consultants and other key persons. Please refer to the section of this exchange offering memorandum entitled "Certain Relationships and Related Transactions."

Summary of Executive Compensation

        Item 10 of the Company's 1998 Form 10-K entitled "Directors and Executive Officers" is hereby incorporated by reference into this exchange offering memorandum. Holders of Notes are encouraged to review the section beginning at page 50 of Exhibit A.

                             PRINCIPAL STOCKHOLDERS


        The following table presents information regarding the beneficial ownership of the Waste Systems common stock as of December 31, 1999, unless otherwise indicated, by each person known by Waste Systems to be a beneficial owner of more than 5.0% of the outstanding Waste Systems common stock, by each director and named executive officer and by all directors and executive officers as a group:


                                                    Beneficial Ownership

                                                                                        Common Stock
                                                                                # of Shares       % of Class
                                                                                Beneficially     Beneficially
Directors, Executive Officers and 5% Stockholders (1)                              Owned           Owned (2)

BIII Capital Partners, L.P. (3)                                                     10,286,622           40.5%
c/o DDJ Capital Management, LLC
141 Linden Street
Wellesley, MA 02181

Mitchell Hutchins Asset Management Inc. (4)                                          2,178,559            9.2%
1285 Avenue of the Americas
New York, NY  10019

John Hancock Advisers (5)                                                            1,877,997            7.9%
101 Huntington Avenue
Boston, MA  02199

Chilton Investment Company, Inc.(6)                                                  1,759,700            7.6%
65 Locust Avenue, 2nd Floor
New Canaan, CT 06840
                                                                                     1,026,684            4.4%
The Prudential Insurance Company of America (7)
100 Mulberry Street
Newark, NJ  07102

Baldwin, L.P.                                                                        1,552,656            6.8%
1206 Oyster Cove Drive
Grasonville, MD 21638

David J. Breazzano (8)                                                                  12,250        *

Charles Johnston (9)                                                                    12,250        *

Jay Matulich (10)                                                                       13,000        *

Judy K. Mencher (11)                                                                    12,055        *

Joseph Motzkin (12)                                                                     69,128        *

William B. Philipbar (13)                                                               66,055        *

Mark Popham (14)                                                                        43,200        *

Robert Rivkin (15)                                                                     647,597            2.8%

Philip W. Strauss (16)                                                                 647,422            2.8%

Arthur Streeter (17)                                                                    26,250               *

All directors and officers as a                                                      1,549,207            6.8%
group (11 persons)


* Less than 1%

(1) The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them subject to community property laws where applicable and the information contained in footnotes to this table.

(2) Based on 20,330,946 shares of Common Stock issued and outstanding as of December 31, 1999. As of December 31, 1999, the Company had outstanding 7% Convertible Subordinated Notes (the "Notes") due 2005 which are currently convertible at the option of the holder into an aggregate 4,955,143 shares of Common Stock at a conversion price of $10.00 as set forth in the Notes. In addition, in connection with the Company's private placement of its 11 1/2% Senior Notes, the Company issued 1,500,000 warrants (the "Warrants"). Each Warrant allows the holder to purchase one share of Common Stock at an exercise price of $6.25 per share. The foregoing shares issuable upon conversion of the Notes or preferred stock or exercise of warrants are included in this table only for those holders with the right to acquire such shares within 60 days from the date of this exchange offering memorandum, to the extent such holder could acquire additional shares.

(3) Includes 5,450,533 shares of Common Stock currently owned, 2,231,922 shares of Common Stock issuable upon conversion of Notes at a conversion price of $10.00 as set forth in the Notes, 337,500 shares of Common Stock issuable upon the exercise of Warrants to purchase shares of Common Stock at an exercise price of $6.25 per share and 2,266,667 shares of Common Stock issuable upon conversion of 13,600 shares of Series D Preferred Stock at a conversion price of $6.00 per share. DDJ Capital Management, LLC ("DDJ") serves as the investment manager to BIII; an affiliate of DDJ acts as the general partner of BIII.

(4) Includes 1,231,444 shares of Common Stock currently owned, 797,115 shares of Common Stock issuable upon conversion of Notes at a conversion price of $10.00 as set forth in the Notes and 150,000 shares of Common Stock issuable upon the exercise of Warrants to purchase shares of Common Stock at an exercise price of $6.25 per share.

(5) Includes 931,315 shares of Common Stock currently owned, 916,682 shares of Common Stock issuable upon conversion of Notes at a conversion price of $10.00 as set forth in the Notes and 30,000 shares of Common Stock issuable upon the exercise of Warrants to purchase shares of Common Stock at an exercise price of $6.25 per share.

(6) Includes 1,504,700 shares of Common Stock currently owned and 255,000 shares of Common Stock issuable upon the exercise of Warrants to purchase shares of Common Stock at an exercise price of $6.25 per share.

(7) Includes 642,261 shares of Common Stock currently owned, 159,423 shares of Common Stock issuable upon conversion of Notes at a conversion price of $10.00 as set forth in the Notes and 225,000 shares of Common Stock issuable upon the exercise of Warrants to purchase shares of Common Stock at an exercise price of $6.25 per share. The Common Stock and Notes are held for the benefit of certain registered investment companies over which Prudential or The Prudential Investment Corporation ("PIC") may have direct or indirect voting and/or investment discretion, with respect to which Prudential has advised the Company that Prudential and PIC disclaim beneficial ownership.

(8) Includes 12,250 shares of Common Stock subject to stock options which are fully vested and currently exercisable and excludes those shares owned by BIII, which Mr. Breazzano may be deemed to beneficially own as a result of Mr. Breazzano's interest in DDJ, however, such beneficial ownership is disclaimed. Mr. Breazzano is a managing member of DDJ.

(9) Includes 12,250 shares of Common Stock subject to stock options which are fully vested and currently exercisable.

(10) Includes 2,000 shares of Common Stock currently owned and 11,000 shares of Common Stock subject to stock options which are fully vested and currently exercisable.

(11) Includes 12,055 shares of Common Stock subject to stock options which are fully vested and currently exercisable and excludes those shares owned by BIII, which Ms. Mencher may be deemed to beneficially own as a result of Ms. Mencher's interest in DDJ, however, such beneficial ownership is disclaimed. Ms. Mencher is a managing member of DDJ.

(12) Includes 18,403 shares of Common Stock currently owned and 50,725 shares of Common Stock subject to stock options which are fully vested and currently exercisable.

(13) Includes 66,055 shares of Common Stock subject to stock options which are fully vested and currently exercisable.

(14) Includes 43,200 shares of Common Stock subject to stock options which are fully vested and currently exercisable.

(15) Includes 17,953 shares of Common Stock currently owned and 629,644 shares of Common Stock subject to stock options which are fully vested and currently exercisable.

(16) Includes 17,778 shares of Common Stock currently owned and 629,644 shares of Common Stock subject to stock options which are fully vested and currently exercisable.

(17) Includes 26,250 shares of Common Stock subject to stock options which are fully vested and currently exercisable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On December 15, 1997, the board of directors voted to retain Mr. William Philipbar, a non-employee director of Waste Systems, as a part-time consultant in connection with our consideration of proposed acquisitions and other strategic matters. Mr. Philipbar's compensation for providing such consulting services for up to four days per month, as requested by us, consists of grants of options to acquire 25,000 shares of our common stock to be granted on January 1 of each year (beginning January 1, 1998) so long as Mr. Philipbar continues to be so retained by us. Under the consulting arrangement, Mr. Philipbar received options on January 1, 1998 and 1999, to acquire 25,000 shares of our common stock, vesting according to the terms described below. Such grants are made under an amendment to Waste Systems's Amended and Restated 1995 Stock Option and Incentive Plan permitting the grant of options and other benefits under the 1995 Stock Option Plan to non-employee directors, consultants and other key persons, which was approved by our stockholders at the 1998 annual meeting of stockholders. Each option granted to Mr. Philipbar under such consulting arrangement: (a) shall remain outstanding for a term of ten years, subject to termination 90 days following the date of termination of Mr. Philipbar's consulting arrangement with us; (b) shall be exercisable at an exercise price per share equal to the closing price of our common stock on its principal trading market on the first trading day on or after the date of issuance; (c) shall initially be unvested, and shall vest in full on the date one year after the date of issuance, provided that Mr. Philipbar has been retained as a consultant by us and has been ready, willing and able to perform services as such consultant during such one year period; and (d) shall be a non-qualified stock option for federal income tax purposes.

         On December 28, 1999, the Company issued, pursuant to a private placement under Section 4(2) of the Securities Act of 1933, as amended, 15,000 shares of a newly designated series of preferred stock, par value $0.01 per share (the "Series D Preferred Stock") for $1,000 per share, resulting in aggregate gross proceeds to the Company of up to $15 million (the "Private Placement"). BIII Capital Partners, L.P. (managed by DDJ) and two other investors purchased $13.6 million, $1 million and $400,000 of the Series D Preferred Stock, respectively, in the Private Placement. For information regarding the Series D Convertible Preferred Stock please refer to the discussion beginning on page 48.

                               THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

         The Company is implementing the exchange offers principally in order in refinance existing indebtedness with capital stock and thereby improve its financial flexibility. The Company believes that the consummation of the exchange offers will provide the Company with an improved ability to access the capital markets in the future to fund growth and to obtain capital at a more favorable cost.

Expiration Date; Extensions; Amendments; Termination

         The term "expiration date" shall mean 5:00 p.m., New York City time, on February 14, 2000, unless Waste Systems, in its sole discretion, extends the exchange offers, in which case the term "expiration date" shall mean the latest date and time to which the exchange offers are extended. We may extend the exchange offers at any time and from time to time by giving oral or written notice to the exchange agent and by timely public announcement.

         We expressly reserve the right to:

         (1) delay acceptance of any Notes, to extend the exchange offers or to terminate the exchange offers and to refuse to accept any Notes not previously accepted, if any of the conditions preventing completion of the exchange offers, as described in the subsection of this portion of this exchange offering memorandum entitled, "--Conditions to the Exchange Offers" shall have occurred and shall not have been waived by us by giving oral or written notice of such delay, extension or termination to the exchange agent, and

         (2) amend the terms of any of the exchange offers in any manner consistent with applicable law.

         We will promptly notify the registered holders of the Notes of any such delay in acceptance, extension, termination or amendment to the exchange offers. If we determine that any amendment to the exchange offers constitutes a material change, we will promptly inform the holders of such amendment and will extend the exchange offers to the extent required by law.

Procedures for Tendering

         To tender your Notes in any of the exchange offers, you must complete, sign and date the letter of transmittal, or a facsimile thereof, in accordance with its instructions and the instructions contained in this exchange offering memorandum. You must then mail or otherwise deliver such letter of transmittal, or such facsimile, together with the Notes to be exchanged and any other required documentation to The Bank of New York, as exchange agent, at the address indicated in the letter of transmittal. You may also effect a tender of Notes pursuant to the procedures for book-entry transfer as provided for in the letter of transmittal and as described below under the subsection entitled "Book-Entry Transfer."

         Any financial institution that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of any of the Notes by causing DTC to transfer such Notes into the exchange agent's account in accordance with DTC's procedure for such transfer. Although delivery of Notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at its address set forth in this exchange offering memorandum under "--Exchange Agent" before midnight, New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

         Only a holder may tender its Notes in any of the exchange offers. To tender in an exchange offer, a holder must:

         (1) complete, sign and date the letter of transmittal or a facsimile thereof;

         (2) have the signatures thereof guaranteed if required by the letter of transmittal; and

         (3) unless the tender is being effected in conformity with the procedure for book-entry transfer, mail or otherwise deliver such letter of transmittal or such facsimile, together with the Notes and other required documents, to the exchange agent, before midnight, New York City time, on the expiration date.

         The tender by a holder will constitute an agreement between the holder, Waste Systems and the exchange agent in accordance with the terms and subject to the conditions set forth in this exchange offering memorandum and in the letter of transmittal. If less than all of the Notes are tendered, a tendering holder should fill in the amount of Senior Notes, Series B Senior Notes and Subordinated Notes being tendered in the appropriate box on the letter of transmittal. The entire amount of all Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

         The letter of transmittal will include representations to Waste Systems that, among other things:

         (1) the shares of Series E Convertible Preferred Stock acquired in the exchange offers are being acquired in the ordinary course of business of the person receiving the shares of Series E Convertible Preferred Stock, whether or not the person is the holder;

         (2) neither the holder nor any other person receiving the shares of Series E Convertible Preferred Stock is engaged in, intends to engage in or has any arrangement or understanding with any person to participate in the distribution of such shares of Series E Convertible Preferred Stock; and

         (3) if the tendering holder is a broker or dealer as defined in the Exchange Act, then

                  (a) it acquired the Notes for its own account as a result of market-making activities or other trading activities, and

                  (b) it has not entered into any arrangement or understanding with Waste Systems or any affiliate to distribute the shares of Series E Convertible Preferred Stock to be received in the exchange offer.

         In the case of a broker-dealer that receives shares of Series E Convertible Preferred Stock for its own account in exchange for Notes which were acquired by it as a result of market-making or other trading activities, the letter of transmittal will also include an acknowledgment that the broker-dealer will deliver a copy of this exchange offering memorandum in connection with the resale by it of shares of Series E Convertible Preferred Stock received pursuant to the exchange offer; however, by so acknowledging and by delivering an exchange offering memorandum, the broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Please refer to the section of this exchange offering memorandum entitled "Plan of Distribution" for further information.
         The method of delivery of the Notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent. No letters of transmittal or shares of Series E Convertible Preferred Stock should be sent to Waste Systems. You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to tender your shares of Series E Convertible Preferred Stock Notes on your behalf.

         If you are the beneficial owner of Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Notes, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your Notes, either make appropriate arrangements to register ownership of the Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

         Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934 (each, an "eligible institution"), unless the Notes are tendered:

         (1) by a registered holder, or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal if the shares of Series E Convertible Preferred Stock are being issued directly to such registered holder, or

         (2)      for the account of an Eligible Institution.

         If the letter of transmittal is signed by the registered holder(s) of the Notes tendered, the signature must correspond with the name(s) written on the face of the Notes without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the Notes.

         If the letter of transmittal is signed by a person other than the registered holder of any Notes listed, such letter of transmittal must be endorsed or accompanied by bond powers and a proxy that authorize that person to tender the Notes on behalf of the registered holder in satisfactory form to us as determined in our sole discretion, in each case as the name of the registered holder or holders appears on the Notes.

         If the letter of transmittal or any Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

         A tender will be deemed to have been received as of the date when the tendering holder's duly signed letter of transmittal accompanied by the Notes tendered, or a timely confirmation received of a book-entry transfer of Notes into the exchange agent's account at DTC with an agent's message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent. Issuances of shares of Series E Convertible Preferred Stock in exchange for Notes tendered through a notice of guaranteed delivery by an eligible institution will be made only against delivery of the letter of transmittal, and any other required documents, and the tendered Notes, or a timely confirmation received of a book-entry transfer of Notes into the exchange agent's account at DTC with an agent's message, with the exchange agent.

         We will  determine,  in our sole  discretion,  all  questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Notes and those determinations will be final and binding. We reserve the absolute right to reject any and all Notes not properly tendered or any Notes which, if accepted, would, in our opinion or our counsel's opinion, be unlawful. We also reserve the absolute right to waive any conditions of the exchange offers or irregularities or defects in tender as to particular Notes. Our interpretation of the terms and conditions of the exchange offers, including the instructions in the letter of transmittal, will be final and binding on all parties.

         Unless waived, any defects or irregularities in connection with tenders of Notes must be cured within such time as we shall determine. Neither Waste Systems, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities concerning tenders of Notes, nor will any of us incur any liability for failure to give such notification. Tenders of Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of such Notes, unless otherwise provided in the letter of transmittal, as promptly as practicable following the expiration date.

         In addition, we reserve the right in our sole discretion, subject to the provisions of the Notes indentures, to:

         (1) purchase or make offers for any Notes that remain outstanding after the expiration date, or, as described in the subsection of this exchange offering memorandum entitled "--Expiration Date; Extensions; Amendments; Termination", to terminate the exchange offers, and

         (2) to the extent permitted by applicable law, purchase Notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offers.

Acceptance of Notes for Exchange; Delivery of shares of Series E Convertible Preferred Stock; Fractional Shares of Series E Convertible Preferred Stock

         Upon satisfaction or waiver of all of the conditions to the exchange offers and promptly after the expiration date, we will accept all Notes properly tendered, then we will issue the shares of Series E Convertible Preferred Stock. Please refer to the section of this exchange offering memorandum entitled
"--Conditions to the Exchange Offers" below. For purposes of the exchange offers, Notes will be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice to the exchange agent.

         In all cases, issuance of shares of Series E Convertible Preferred Stock for Notes that are accepted for exchange in the exchange offers will be made only after timely receipt by the exchange agent of a timely book-entry confirmation of such Notes into the exchange agent's account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or an agent's message and all other required documents, in each case, in form satisfactory to us and the exchange agent. If any tendered Notes are not rejected for any reason set forth in the terms and conditions of the exchange offers or if Notes submitted are for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Notes will be returned without expense to the tendering holder thereof or, in the case of Notes tendered by book-entry transfer procedures described below, such non-exchanged Notes will be credited to an account maintained with such book-entry transfer facility as promptly as practicable after withdrawal, rejection of tender, the expiration date or earlier termination of the exchange offers.

         No fractional shares of Series E Convertible Preferred Stock will be issued in the exchange offers. Instead of any fractional shares of Series E Convertible Preferred Stock which would otherwise be issuable in an exchange offer, the Company will pay to the holder a cash amount in respect of such fraction in an amount equal to the same fraction of the liquidation preference of a share of Series E Convertible Preferred Stock.

Book-Entry Transfer

         We  understand  that the  exchange  agent will make a request  promptly after the date of this exchange offering memorandum to establish accounts regarding the Notes at DTC, the book-entry transfer facility, for the purpose of facilitating the exchange offer. Subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of Notes by causing such book-entry transfer facility to transfer such Notes into the exchange agent's account with respect to the Notes in accordance with the book-entry transfer facility's automated tender offer program procedures for such transfer. However, the exchange for the Notes so tendered will only be made after a timely confirmation of a book-entry transfer of such Notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal.

         The term "agent's message" means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering Notes and that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and we may enforce such agreement against the participant. Although delivery of Notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or before the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

         If you are a registered holder of Notes and desire to tender your Notes, and the Notes are not immediately available, or time will not permit your Notes or other required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed and an agent's message delivered on a timely basis, you may still tender in the exchange offer if:

         (1)      you tender through an Eligible Institution;

         (2) before the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed letter of transmittal, or facsimile thereof, and notice of guaranteed delivery, substantially in the form provided by us (by facsimile transmission, mail or hand delivery), setting forth your name and address as holder of the Notes and the amount of Notes tendered, stating that the tender is being made thereby and guaranteeing that within five business days after the expiration date the certificates for all tendered Notes, in proper form for transfer, or a book-entry confirmation with an agent's message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

         (3) the certificates for all tendered Notes, in proper form for transfer, or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

Withdrawal of Tenders

         Except as otherwise provided in this exchange offering memorandum, you may withdraw tenders of Subordinated Notes at any time before midnight, New York City time, on the expiration date.

         For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under "--Exchange Agent" and before acceptance for exchange thereof by us. Any notice of withdrawal must:

         (1) specify the name of the person having tendered the Subordinated Notes to be withdrawn;

         (2) identify the Subordinated Notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of such Subordinated Notes;

         (3) be signed by the person having tendered the Subordinated Notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which such Subordinated Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee of the Subordinated Notes to register the transfer of such Subordinated Notes into the name of the person having made the original tender and withdrawing the tender; and

         (4) if applicable because the Subordinated Notes have been tendered according to the book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different than that of the person having tendered the Subordinated Notes to be withdrawn.

         We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices and our determination will be final and binding on all parties. Any Subordinated Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Subordinated Notes which have been tendered for exchange which are not exchanged for any reason will be returned to the holder thereof without cost to such holder as promptly as practicable after withdrawal, rejection of tender, expiration date or earlier termination of the exchange offer. Also, in the case of Subordinated Notes tendered by book-entry transfer into the exchange agent's account at DTC in conformity with the book-entry transfer procedures described above, such Subordinated Notes will be credited to an account maintained with DTC for the Subordinated Notes as promptly as practicable after withdrawal, rejection of tender, expiration date or earlier termination of the exchange offers. Properly withdrawn Subordinated Notes may be retendered by following one of the procedures described in the subsections above entitled "--Procedures for Tendering" and "--Book-Entry Transfer" at any time on or before the expiration date.

Conditions to the Exchange Offers

         Notwithstanding any other term of the exchange offers, we will not be required to accept Notes for exchange, or issue shares of Series E Convertible Preferred Stock in exchange for any Notes, and we may terminate or amend the exchange offers as provided in this exchange offering memorandum before the acceptance of such Notes, if:

         (1) an action or proceeding has been instituted or threatened in any court or before any governmental agency or body that in our judgment would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with any of the exchange offers;

         (2) a law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with any of the exchange offers;

         (3) a governmental approval has not been obtained, which approval we deem in our sole discretion, necessary for the consummation of any of the exchange offers; or

         (4) a change, or a development involving a prospective change, in our business or financial affairs has occurred which, in our sole judgment, might materially impair our ability to proceed with any of the exchange offers.

         These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that any of the preceding events or conditions has occurred or exists or has not been satisfied, subject to applicable law. Our failure at any time to exercise any of the preceding rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which we may assert at any time and from time to time.

         If we determine that we may terminate the exchange offers, as provided above, we may:

         (a) refuse to accept any Notes and return any Notes that have been tendered to the holders thereof;

         (b) extend the exchange offers and retain all Notes tendered before the expiration date, subject to the rights of such holders of tendered Notes to withdraw their tendered Notes before the new, extended expiration date; or

         (c) waive such termination event regarding the exchange offers and accept all properly tendered Notes that have not been withdrawn or otherwise amend the terms of the exchange offers in any respect as provided under this section of this exchange offering memorandum under the subheading entitled "--Expiration Date; Extensions; Amendments; Termination."

         Notes tendered in the exchange offers must be in $1,000 in principal amount and/or accrued but unpaid interest or any integral multiple thereof.

Exchange Agent

         We have appointed The Bank of New York as exchange agent for each of the exchange offers. You should direct all questions and requests for assistance or additional copies of this exchange offering memorandum or the letter of transmittal to the exchange agent as follows:

By Overnight Courier or             The Bank of New York
Registered/Certified Mail:          101 Barclay Street
                                    New York, NY 10286
                                    ATTN.: Reorganization Unit - 7E

By Hand:                            The Bank of New York
                                    101 Barclay Street
                                    New York, NY 10286
                                    Ground Level
                                    Corporate trust Services Window
                                    ATTN.: Reorganization Unit - 7E

Facsimile Transmission:             (212) 815-6339
Confirm by Telephone:               (212) 815-3682


Fees and Expenses

         We will bear the expenses of soliciting tenders in the exchange offers. The principal solicitation for tenders pursuant to the exchange offers is being made by mail; however, our offices and regular employees may make additional solicitations by telegraph, telephone, telecopy or in person.

         We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offers. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offers. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the exchange offering memorandum, letters of transmittal and related documents to the beneficial owners of the Notes, and in handling or forwarding tenders for exchange.

         We will pay the expenses incurred in connection with the exchange offers, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

         We will pay all transfer taxes, if any, applicable to the exchange of Notes according to the exchange offers. However, whether imposed on the registered holder or any other persons, tendering holders will pay the amount of any such transfer taxes if:

         (a) certificates representing shares of Series E Convertible Preferred Stock or Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Notes tendered; or

         (b) tendered Notes are registered in the name of any person other than the person signing the letter of transmittal; or

         (c) a transfer tax is imposed for any reason other than the exchange of Notes in the exchange offer.

         If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Miscellaneous

         The Exchange Offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Company may, however, at its discretion, take such action as it may deem necessary to make the Exchange Offers in any such jurisdiction and extend the Exchange Offers to holders of Notes in such jurisdiction. The Company is not aware of any jurisdiction in which the making of the Exchange Offers or the acceptance thereof would not be in compliance with the laws of any such jurisdiction. In any jurisdiction where securities or blue sky laws require the Exchange Offers to be made by a licensed broker or dealer, the Exchange Offers shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

         The Company has not engaged any information dealer manager or their solicitor to finalize the exchange offers. The exchange agent will not be performing any solicitation function, but rather will perform solely administrative functions in connection with the exchange offers.

              DESCRIPTION OF SENIOR NOTES AND SERIES B SENIOR NOTES

         You can find the definitions of certain capitalized terms used in this section of the exchange offering memorandum under the subheading "--Certain Definitions."

         The Senior Notes and the Series B Senior Notes are issued under an indenture, dated as of March 2, 1999, by and among Waste Systems, the subsidiary guarantors and The Bank of New York, as successor IBJ Whitehall Bank & Trust Company, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

         The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes.

Summary of General Terms of the Senior Notes


Securities Issued          $22,500,000 of 11 1/2% Senior Notes due 2006
                           $77,500,000 of 11 1/2 Series B Senior Notes due 2006

Maturity Date              January 15, 2006

Interest Rate              The Senior Notes and the Series B Senior Notes accrue
                           interest at the rate of 11 1/2% per annum.

Changes in
  Interest Rate            We must increase the interest rate payable on the
                           Senior Notes and the Series B Senior Notes to 13%,14% and 15% per year if we do not achieve an Adjusted
                           Stockholders' Equity, as defined below, of at least
                           $40,000,000 on each of December 31, 1999, June 30,
                           2000, and December 31, 2000, respectively. "Adjusted
                           Stockholders' Equity" means our stockholders' equity as shown on our consolidated balance sheets filed as part of our regular reports with the Securities and Exchange Commission, less the amount of any increase therein resulting from the issuance of shares of common stock in exchange for outstanding Subordinated
                           Notes, to the extent, if any, that such issuance exceeds 2,343,646 shares of common stock in the aggregate.

                           Each Senior Note and Series B Senior Note will cease to bear interest from the maturity date or any redemption date unless, upon due presentation, payment of principal is improperly withheld or refused. In the event of improper nonpayment, the relevant Senior Note and Series B Senior Note shall continue to bear interest at the rate of 11 1/2% per year until the day on which all sums due in respect of the Senior Note and Series B Senior Note up to that day are received by or on behalf of the relevant Holder.

Interest Payment
  Dates We will pay interest on the Senior Notes and Series B Senior Notes semi-annually in arrears on July 15 of each year, to holders of record as of July 1, and January 15, to holders of record as of January 1 of each year. Interest is computed on the basis of a 360-day year of twelve 30-day months.

Payment Procedures         The principal of, premium, if any, and interest on
                           the Senior Notes and the Series B Senior Notes will be payable, and the Senior Notes and the Series B
                           Senior Notes may be exchanged or transferred, at the office or agency of Waste Systems maintained for such purpose in the Borough of Manhattan, The City of New
                           York. Presently the office or agency is the corporate trust office of The Bank of New York, the trustee of the Senior Notes and the Series B Senior Notes, located at 101 Barclay Street, New York, New York
                           10286. Principal and interest will be payable at the office of the trustee but, at our option, interest may be paid by check mailed to the registered holders at their registered addresses or by wire transfer to accounts specified by them. No service charge will be made for any registration of transfer or exchange of the Senior Notes and the Series B Senior Notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

                           Subject to applicable law, the trustee and the paying agents shall pay to Waste Systems upon written request any monies held by them for the payment of principal or interest that remains unclaimed for two years, and, after two years, holders entitled to such monies must look to Waste Systems for payment as general creditors.

Ranking The Senior Notes and the Series B Senior Notes and the subsidiary guarantees:

                                    o       are senior unsecured obligations;

                                    o       rank  equally  in right  of  payment
                                            with all other  existing  and future
                                            senior  obligations of Waste Systems
                                            and the subsidiary guarantors; and

                                    o       are effectively  subordinated to all
                                            of   our    and    our    subsidiary
                                            guarantor's secured debt,  including
                                            amounts outstanding under our credit
                                            facility    and    capital     lease
                                            obligations,  to the  extent  of the
                                            value of the  assets  securing  such
                                            loan.

Subsidiary
  Guarantees               Payment of the principal of, and premium, if any, and
                           interest on the Senior  Notes and the Series B Senior
                           Notes are guaranteed on a senior unsecured basis by substantially all of our wholly owned subsidiaries, which conduct substantially all of the operations of our business. The subsidiary guarantees are joint and several obligations of the subsidiary guarantors.

                           The indenture requires that each of Waste Systems's current and future Restricted Subsidiaries be a subsidiary guarantor. The indenture permits Waste Systems, in certain circumstances, to establish "Unrestricted Subsidiaries" which do not guarantee the Senior Notes or the Series B Senior Notes. Any subsidiary guarantor that is designated an Unrestricted Subsidiary in accordance with the terms of the indenture shall be free from any subsidiary guarantee or, if previously a Restricted Subsidiary, released from and relieved of its obligations under its subsidiary guarantee, according to a supplemental indenture satisfactory to the trustee.

                           The indenture provides that no subsidiary guarantor may merge with or into or consolidate with any other person or convey, sell, assign, transfer, lease or otherwise dispose of all or substantially all its properties and assets to any other Person, other than Waste Systems or a Wholly Owned Restricted Subsidiary, unless (1) immediately after such transaction, and giving effect thereto, no Default or Event of Default has occurred and is continuing; (2) such transaction was subject to, and consummated in compliance with, as appropriate, either the covenant described under the caption "--Certain Covenants Limitation on Asset Sales" or the covenant described under the caption "--Merger, Consolidation and Sale of Assets"; and (3) Waste Systems shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such transaction complies with the above provisions and that all conditions precedent relating to such transaction have been complied with.

                           The indenture  further provides that, in the event of
                           (a) a sale, transfer or other disposition of all of the capital stock of a subsidiary guarantor to a Person that is not an Affiliate of Waste Systems, the net proceeds of which are applied by Waste Systems in accordance with the applicable provisions of the indenture; (b) a sale, transfer or other disposition of all or substantially all of the assets of a subsidiary guarantor to a Person that is not an Affiliate of Waste Systems, the Net Cash Proceeds of which are applied by Waste Systems in accordance with the "Limitation on Asset Sales" covenant; or (c) the designation of such subsidiary guarantor as an Unrestricted Subsidiary, in any such case in compliance with the terms of the indenture, then such subsidiary guarantor will be deemed automatically and unconditionally released and discharged from all of its obligations under its subsidiary guarantee without any further action on the part of the trustee or any holder of the Senior Notes or Series B Senior Notes.

Optional
  Redemption               Except as  described  below,  we may not  redeem  the
                           Senior  Notes and the  Series B Senior  Notes  before
                           March 2, 2003. After March 2, 2003, we may redeem the
                           Senior Notes and the Series B Senior Notes in whole or in part, at any time at the redemption price fixed by the indenture, together with accrued and unpaid interest, if any, to the date of redemption.

                           In addition to our right to repurchase Senior Notes and the Series B Senior Notes pursuant to optional redemption, we may at any time purchase Senior Notes and the Series B Senior Notes in the open market or otherwise at any price. Any Senior Notes and the Series B Senior Notes that are redeemed or purchased by us will be canceled and may not be reissued or resold.

Change of Control Upon the occurrence of an event considered a "change of control" of Waste Systems, you have the right to sell back to us all of your Senior Notes and the Series B Senior Notes at a price equal to 101% of the aggregate principal amount of such Senior Notes and the Series B Senior Notes, together with accrued and unpaid interest, if any, to the date of such sale.

Certain Covenants The indenture under which the Senior Notes and the Series B Senior Notes are issued limits our ability and the ability of our subsidiaries guaranteeing the Senior Notes and the Series B Senior Notes to, among other things:

                                 o incur additional indebtedness,

                                 o pay dividends on or redeem our capital stock,

                                 o issue capital stock of our subsidiaries,

                                 o make investments,

                                 o create liens,

                                 o issue guarantees,

                                 o engage in transactions with affiliates,

                                 o sell assets, and

                                 o conduct certain mergers and consolidations.

                           All of these limitations and prohibitions are subject to a number of important qualifications and exceptions. Please refer to the section in this exchange offering memorandum entitled "Risk Factors--Risks Relating to the Senior Notes".

Form and
  Denomination             The Senior Notes and the Series B Senior Notes are in
                           registered form without coupons, in denominations of $10,000. The Senior Notes and the Series B Senior
                           Notes are each represented by one permanent global security in bearer form deposited on behalf of The
                           Depository Trust Company with The Bank of New York, as custodian. You will not receive Senior Notes or Series B Senior Notes in registered form unless one of the events described in the section of this exchange offering memorandum entitled "Description of the Notes --Book Entry; Delivery and Form" occurs.
                           Instead, beneficial interests in the Senior Notes and the Series B Senior Notes will be shown on, and transfers of these will be effected only through, records maintained in book-entry form by The
                           Depository Trust Company for its participants.

Absence of a Public
  Market for the
  Series                   B Senior  Notes  There is  currently  no  established
                           market for the Series B Senior Notes. We cannot assure you that a market for the Series B Senior Notes will develop or be liquid. The Senior Notes are currently eligible for trading in the Private Offering, Resales and Trading through Automated Linkages market.

Redemption

         Mandatory Redemption. The Senior Notes and Series B Senior Notes are not subject to any mandatory sinking fund redemption before maturity.

         Optional Redemption. The Senior Notes and Series B Senior Notes are redeemable at our option, in whole or in part, at any time on or after March 2, 2003, upon not less than 30 nor more than 60 days prior notice mailed by first class mail to each holder of Senior Note and Series B Senior Notes last address as it appears in the security register. The Senior Notes and the Series B Senior Notes are redeemable at the prices, expressed as percentages of the principal amount of the notes, set forth below, plus in each case accrued and unpaid interest, if any, to the date of redemption, if redeemed during the periods set forth below (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date):

              Applicable Period                                     Percentage

              From March 2, 2003, to March 1, 2004                   106 7/8%
              From March 2, 2004, to March 1, 2005                   103 7/16%
              From March 2, 2005, to January 14, 2006                101 23/32%
              January 15, 2006 (Maturity)                            100%

        In the case of any partial redemption, selection of the Senior Notes and Series B Senior Notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange or automated quotation system, if any, on which the Senior Notes and Series B Senior Notes are listed or, if the Senior Notes and Series B Senior Notes are not listed on a national securities exchange or automated quotation system, by lot or by such other method as the trustee in its sole discretion shall deem to be fair and appropriate; provided that no Senior Note and Series B Senior Note of $10,000 in principal amount or less shall be redeemed in part. If any Senior Note and Series B Senior Note is to be redeemed in part only, the notice of redemption relating to the Senior Note and Series B Senior Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Note and Series B Senior Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Senior Note and Series B Senior Note. Such new Senior Note and Series B Senior Note can be obtained at the offices of the paying agents and transfer agents.

Ranking

        The Senior Notes, the Series B Senior Notes and the subsidiary guarantees are senior unsecured obligations of the respective obligors and rank equally in right of payment with all other existing and future senior obligations of Waste Systems and the subsidiary guarantors, respectively. The Senior Notes, the Series B Senior Notes and the subsidiary guarantees are effectively subordinated to all of our and our subsidiaries' secured debt, including amounts outstanding under the Credit Facility and Capital Lease Obligations, to the extent of the value of the assets securing such loans. The Senior Notes and the Series B Senior Notes are also structurally subordinated to all liabilities, including trade payables, of any subsidiaries that are not subsidiary guarantors. As of September 30, 1999, Waste Systems and the subsidiary guarantors would have had approximately $5.2 million of consolidated debt and Capital Lease Obligations outstanding other than the Senior Notes, excluding accounts payable, of which $4.1 million would have been senior secured debt of a subsidiary guarantor and $1.1 million would have been Capital Lease Obligations. Subject to particular limitations, Waste Systems and our Restricted Subsidiaries may incur additional Indebtedness in the future.

Change of Control

        In the event of a Change of Control, each holder of Senior Notes and Series B Senior Notes will have the right to require that Waste Systems purchase the holder's Senior Notes and Series B Senior Notes, in whole or in part in integral multiples of $10,000, at a purchase price in cash equal to 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to the date of purchase. This purchase price is referred to in the indenture as the "Change of Control Purchase Price," in accordance with the terms set forth in the indenture, which is referred to in the indenture as the "Change of Control Offer."

        Within 30 days following any Change of Control, Waste Systems will notify the trustee and will mail a notice to each holder by first class mail, postage prepaid, at the address of the holder appearing in the security register stating, among other things: (1) that a Change of Control has occurred and that such holder has the right to require Waste Systems to purchase the holder's notes at the Change of Control Purchase Price in cash, subject to the right of holders of record on a record date to receive interest on the relevant interest payment date; (2) the repurchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed or such later date as is necessary to comply with requirements under the Exchange Act;
(3) that any note not tendered will continue to accrue interest; (4) that unless Waste Systems defaults in the payment of the Change of Control Purchase Price, any note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control purchase date; and (5) the procedures determined by Waste Systems, consistent with the indenture, that a holder must follow to accept the Change of Control Offer or withdraw his, her or its acceptance.

        Waste Systems will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Notes and Series B Senior Notes according to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the indenture, Waste Systems will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations described in the indenture by complying with applicable securities laws and regulations.

        The term "Change of Control" includes, among other transactions, a disposition of "all or substantially all" of the property and assets of Waste Systems. The phrase "all or substantially all" as used in the indenture when referring to the disposition of property or assets, varies according to the facts and circumstances of the subject transaction. This phrase has no clearly established meaning under the law which governs the indenture, New York law, and is subject to judicial interpretation. Accordingly, in some circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether Waste Systems is required to make an offer to repurchase the Senior Notes as described above.

        If a Change of Control Offer is made, we cannot assure you that we will have available funds sufficient to pay the purchase price for all of the Senior Note, or Series B Senior Notes that might be tendered by holders seeking to accept the Change of Control Offer. Our failure to make or consummate the Change of Control Offer or pay the applicable Change of Control Purchase Price when due would result in an Event of Default and would give the trustee and the holders of the Senior Notes and the Series B Senior Notes the rights described below under the heading "--Events of Default."

        The existence of a holder's right to require Waste Systems to purchase the holder's Senior Notes and the Series B Senior Notes upon a Change of Control may deter a third party from acquiring Waste Systems in a transaction that constitutes a Change of Control.

        The definition of "Change of Control" in the indenture is limited in scope. The provisions of the indenture may not afford holders of Senior Notes or the Series B Senior Notes the right to require Waste Systems to repurchase such Senior Notes or the Series B Senior Notes in the event of a highly leveraged transaction or particular transactions with our management or our affiliates, including a reorganization, restructuring, merger or similar transaction involving Waste Systems, including, in some circumstances, an acquisition of Waste Systems by management or our affiliates, that may adversely affect holders of the Senior Notes or the Series B Senior Notes, if such transaction is not a transaction defined as a Change of Control. A transaction involving our management or our affiliates, or a transaction involving a recapitalization of Waste Systems, would result in a Change of Control if it is the type of transaction specified in such definition.

        Waste Systems will not, and will not permit any Restricted Subsidiary to, create any restriction (other than restrictions existing under Indebtedness as in effect on the Closing Date or in refinancings of such Indebtedness) that would materially impair the ability of Waste Systems to make a Change of Control Offer to purchase the Senior Notes or the Series B Senior Notes or, if such Change of Control Offer is made, to pay for the Senior Notes or the Series B Senior Notes tendered for purchase.

Certain Covenants

        The indenture contains certain covenants for the benefit of the holders of the Senior Notes and the Series B Senior Notes, including, without limitation, the following:

        Limitation on Indebtedness and Issuance of Preferred Stock.

        (a) Waste Systems will not, and will not permit any of our Restricted Subsidiaries to, Incur any Indebtedness, including Acquired Indebtedness, and Waste Systems will not issue any Disqualified Stock and will not permit any of our Restricted Subsidiaries to issue any shares of Preferred Stock or
Disqualified Stock; provided, however, that: (1) Waste Systems may Incur Indebtedness which is expressly subordinate and junior in right of payment to the Senior Notes and the Series B Senior Notes, and (2) Waste Systems and our Restricted Subsidiaries may Incur Indebtedness, including Acquired Indebtedness, or issue Disqualified Stock if:

               (A) the Consolidated Fixed Charge Coverage Ratio for Waste Systems's most recently ended full fiscal quarter for which financial statements are available immediately preceding the date on which such Indebtedness is Incurred or such Disqualified Stock is issued would have been at least 1.5 to 1 (if the last day of such fiscal quarter is on or before December 31, 1999) or at least 2 to 1 (if the last day of such fiscal quarter is on or after January 1, 2000), in each case determined on a pro forma basis in the manner set forth in the immediately following full paragraph; and

               (B)  no  Default  or  Event  of  Default  has   occurred  and  is
continuing.

        In making the preceding calculation referred to in subparagraph (A) above, pro forma effect will be given to: (1) the incurrence of such Indebtedness or the issuance of such Disqualified Stock and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness or Disqualified Stock was Incurred or issued, as the case may be, and the application of such proceeds occurred at the beginning of such quarter; (2) the incurrence, issuance, repayment or retirement of any other Indebtedness or Disqualified Stock, as the case may be, by Waste Systems or our Restricted Subsidiaries since the first day of such quarter as if such Indebtedness or Disqualified Stock, as the case may be, was Incurred, issued, repaid or retired at the beginning of such quarter; and (3) the acquisition, whether by purchase, merger or otherwise, or disposition, whether by sale, merger or otherwise, of any company, entity or business acquired or disposed of by Waste Systems or our Restricted Subsidiaries, as the case may be, since the first day of such quarter, as if such acquisition or disposition occurred at the beginning of such quarter. In making a computation under the preceding clause (1) or (2), (x) interest on Indebtedness bearing a floating interest rate will be computed as if the rate in effect on the date of computation had been the applicable rate for the entire quarter, (y) if the Indebtedness bears, at the option of Waste Systems, a fixed or floating rate of interest, interest thereon will be computed by applying, at the option of Waste Systems, either the fixed or floating rate and (z) the amount of Indebtedness under a revolving credit facility will be computed based upon the average daily balance of such Indebtedness during such quarter.

        Waste System's Consolidated Fixed Charge Coverage Ratio for the quarter ended December 31, 1999 was (0.67) to 1.

        (b) Notwithstanding the preceding paragraph (a), Waste Systems and any of our Restricted Subsidiaries may Incur each and all of the following ("Permitted Indebtedness"):

               (1) Indebtedness under the Credit Facility and one or more other loan or credit agreements with one or more banks or financial institutions; provided, that the aggregate principal amount of all
        Indebtedness of Waste Systems and our Restricted Subsidiaries outstanding under all such credit facilities after giving effect to such Incurrence does not exceed an amount equal to the greater of (A) $25 million and (B) such amount as, when added to all other Indebtedness then outstanding, would result in total Indebtedness equal to twenty times the Adjusted EBITDA of Waste Systems for the most recently ended fiscal quarter for which financial statements are available immediately preceding the date on which such Indebtedness was incurred, calculated on a pro forma basis in the manner described in the penultimate paragraph of subsection (a) above, minus in either case (x) the aggregate amount of all mandatory repayments of the principal of any term Indebtedness under a credit facility made by Waste Systems or any of our Restricted Subsidiaries after the second anniversary of the date of the indenture, except for repayments in connection with Refinancing Indebtedness (as defined in this exchange offering memorandum) permitted under clause (7) below, and (y) without duplication, the aggregate amount of all Net Cash Proceeds of Asset Sales applied by Waste Systems or any of our Restricted Subsidiaries to permanently reduce the Indebtedness or commitments under the credit facilities pursuant to the "Limitation on Asset Sales" covenant;

               (2)  Indebtedness of Waste Systems and its Restricted  Subsidiary
        Guarantors   represented   by  the  Senior  Notes  and  the   subsidiary
        guarantees;

               (3)    Existing Indebtedness;

               (4) Indebtedness owed by Waste Systems to any Wholly-Owned Restricted Subsidiary or owed by a subsidiary guarantor to Waste Systems or any Wholly-Owned Restricted Subsidiary (provided that such Indebtedness is held by Waste Systems or such Restricted Subsidiary and constitutes Subordinated Indebtedness); provided, that the incurrence of such Indebtedness does not violate the "Limitation on Restricted Payments" covenant;

               (5) Indebtedness of Waste Systems or any Restricted Subsidiary arising with respect to Interest Rate Agreement Obligations and Currency Agreement Obligations incurred for the purpose of fixing or hedging interest rate risk or currency risk;

               (6) Indebtedness incurred by Waste Systems or any of its Restricted Subsidiaries regarding letters of credit, bankers' acceptances, surety or performance bonds or other instruments issued in the ordinary course of business in amounts and for purposes customary in Waste Systems's industry;

               (7) Refinancing Indebtedness incurred by Waste Systems or any of the Restricted Subsidiaries in connection with or given in exchange for the renewal, extension, modification, amendment, refunding, defeasance, refinancing or replacement (a "refinancing") of any of the Senior Notes, the Series B Senior Notes or any Existing Indebtedness or any Indebtedness issued after the Closing Date and not incurred in violation of the indenture; provided, however, that (A) the principal amount of the Refinancing Indebtedness shall not exceed the principal amount, or accreted amount, if less, of the Indebtedness so refinanced at the time outstanding, or obtainable under any outstanding credit agreement, plus the premiums paid and the reasonable expenses incurred in connection therewith; (B) with respect to Indebtedness being refinanced, the Stated Maturity of the Refinancing Indebtedness shall be not earlier than the Stated Maturity of the Indebtedness being refinanced, and such
        Refinancing  Indebtedness  shall have an  Average  Life at the time such
        Refinancing Indebtedness is incurred that is equal to or greater than the remaining Average Life of the Indebtedness being Refinanced; (C) concerning Subordinated Indebtedness of Waste Systems being refinanced, such Refinancing Indebtedness shall rank no more senior than, and shall be at least as subordinated in right of payment to the Senior Notes or the Series B Senior Notes as, the Indebtedness being refinanced; and (D) the obligor of such Refinancing Indebtedness shall be the obligor on the Indebtedness being refinanced of Waste Systems or a Restricted Subsidiary;

               (8) The Incurrence by Waste Systems or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or Purchase Money Obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Waste Systems or such Restricted Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any time outstanding;
               (9) Guarantees by Waste Systems or any Restricted Subsidiary of Indebtedness of Waste Systems or any Restricted Subsidiary that was permitted to be Incurred in conformity with another provision of this covenant;

               (10) Guarantees by any Restricted Subsidiary made in accordance with the provisions of the covenant in this section of the exchange offering memorandum entitled "--Limitation on Issuances of Guarantees of Indebtedness; Additional Guarantors";

               (11) Incurrence by Waste Systems's Unrestricted Subsidiaries, if any, of non-recourse Indebtedness; provided, however, that if any such Indebtedness ceases to be Non-Recourse Indebtedness of an Unrestricted Subsidiary, such event shall be deemed to constitute an Incurrence of Indebtedness by a Restricted Subsidiary of Waste Systems that was not permitted by this clause;

               (12) The accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock; provided, in each such case, that the amount thereof is included in Fixed Charges of Waste Systems as accrued; and

               (13) Indebtedness of Waste Systems or any Restricted Subsidiary in addition to that described in clauses (1) through (12) above, and any refinancings of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness Incurred according to this clause (13) does not exceed $5.0 million at any one time outstanding.

        Any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary, whether by merger, consolidation, acquisition or otherwise, an "Acquired Person," shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary.

        For purposes of determining compliance with this "Limitation on Indebtedness and Issuance of Preferred Stock" covenant, if an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described above, or is entitled to be Incurred according to the first paragraph of this covenant, Waste Systems will be permitted to classify, or reclassify, such item of Indebtedness on the date of its Incurrence in any manner that complies with this covenant.

        Limitation on Restricted Payments. Waste Systems will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

               (1) declare or pay any dividend on, or make any other payment or distribution on account of Waste Systems's or any of its Restricted Subsidiaries' capital stock, including, without limitation, any payment in connection with any merger or consolidation involving Waste Systems or any of its Restricted Subsidiaries, or to the direct or indirect holders of Waste Systems's or any of its Restricted Subsidiaries' capital stock in their capacity as such, other than (A) dividends or distributions payable in capital stock, other than Disqualified Stock, of Waste Systems, or (B) dividends or distributions by a Restricted Subsidiary payable to Waste Systems or another Restricted Subsidiary;

               (2) purchase, redeem or otherwise acquire or retire for value, including, without limitation, in connection with any merger or consolidation involving Waste Systems or any Waste Systems subsidiary, any shares of capital stock or any options, warrants or other rights to acquire shares of capital stock of Waste Systems or any Waste Systems subsidiary, other than any such capital stock owned by Waste Systems or any Restricted Subsidiary of Waste Systems;

               (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated to the Senior Notes and the Series B Senior Notes or the subsidiary guarantees, except a payment of interest or principal at the Stated Maturity thereof; or

               (4)    make any Investment, other than a Permitted Investment;

all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments," unless, at the time of and immediately after giving effect to such Restricted Payment:

        (a)    no Default or Event of Default has occurred and is continuing;

        (b) Waste Systems could Incur at least $1.00 of additional Indebtedness, other than Permitted Indebtedness pursuant to the first paragraph of the "--Limitation on Indebtedness and Issuance of Preferred Stock" covenant; and

        (c) the aggregate amount of all Restricted Payments declared or made by Waste Systems and its Restricted Subsidiaries after the date of the indenture does not exceed the sum of:

               (1) 50% of the Consolidated Net Income of Waste Systems for the period, taken as one accounting period, from the beginning of Waste
        Systems's first fiscal quarter commencing after the date of the indenture to the end of Waste Systems's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment or, if such Consolidated Net Income for such period is a loss, less 100% of such loss, plus

               (2) 100% of the aggregate Net Proceeds received by Waste Systems since the date of the indenture from the issuance or sale, other than to a subsidiary, of capital stock of Waste Systems, other than Disqualified Stock, or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Waste Systems that have been converted into or exchanged for such equity interests, other than capital stock, or Disqualified Stock or debt securities, sold to a Waste Systems subsidiary, plus

               (3) to the extent that any Restricted Payment that was made after the date of the indenture is sold for cash, other than to a subsidiary, or otherwise liquidated or repaid for cash, the lesser of (x) the cash return of capital regarding such Restricted Payment, less the cost of disposition, if any, and (y) the initial amount of such Restricted Payment.

        In addition, so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the following payments and other actions shall be expressly permitted notwithstanding anything contained in this "Limitations on Restricted Payments" covenant described above (collectively, "Permitted Payments"):

               (A) the payment of any dividend within 60 days after the date of declaration thereof, if at said declaration date such payment would have been permitted under the indenture and such payment shall be deemed to have been paid on such date of declaration for purposes of clause (4) of the preceding paragraph (c);

               (B) the redemption, repurchase, retirement, defeasance or other acquisition of any capital stock or any Indebtedness of Waste Systems or any Restricted Subsidiary that is subordinated in right of payment to the Senior Notes and the Series B Senior Notes in exchange for, or out of the Net Proceeds of, the substantially concurrent sale, other than to a subsidiary, of capital stock of Waste Systems, other than any Disqualified Stock; provided that the amount of any such Net Proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(2) of the preceding paragraph;

               (C) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness of Waste Systems or any subsidiary guarantor with the net proceeds from an Incurrence of Permitted Refinancing Indebtedness;

               (D) any purchase or defeasance of Subordinated Indebtedness of Waste Systems or any subsidiary guarantor to the extent required upon a Change of Control or Asset Sale by the indenture or other agreement or instrument pursuant to which such Subordinated Indebtedness was issued, but only if Waste Systems (x) in the case of a Change of Control, has complied with our obligations under the provisions described under "--Change of Control" or (y) in the case of an Asset Sale has applied the Net Cash Proceeds from such Asset Sale in accordance with the provisions under the "Limitation on Asset Sales" covenant;

               (E) any Restricted Payments made with the proceeds of the substantially concurrent sale of capital stock (other than Disqualified Stock);

               (F) the repurchase of capital stock of Waste Systems or any Restricted Subsidiary, including options, warrants or other rights to acquire the capital stock, from directors, officers or employees, or their nominees, of Waste Systems or its subsidiaries according to the terms of an employee benefit plan or employment agreement or similar arrangement; provided that an aggregate amount of all such repurchases, net of repayments or cancellations of indebtedness as a result of such repurchases, shall not exceed $0.5 million in any twelve-month period;

               (G) the repurchase by Waste Systems of 500,000 shares of the common stock from the Federal Deposit Insurance Corporation for an aggregate purchase price not to exceed $2.8 million out of the net proceeds of the original sale of the Senior Notes;

               (H) the payment by Waste Systems out of the net proceeds of the original sale of the Senior Notes of $20.0 million, representing the entire principal amount outstanding of Waste Systems's 13% short term notes due June 30, 1999;

               (I) the repayment by Waste Systems out of the net proceeds of the original sale of the Senior Notes of capital leases and equipment notes payable outstanding on the closing date in an aggregate amount not to exceed $4.0 million;

               (J) the redemption out of the net proceeds of the original sale of the Senior Notes of certain of Waste Systems's 10% convertible subordinated debentures due October 6, 2000 in an aggregate principal amount not to exceed $1.85 million; and

               (K) Restricted Payments, other than a dividend or other distribution declared on any capital stock of Waste Systems or a payment to purchase, redeem or otherwise acquire or retire for value any capital stock of Waste Systems, not to exceed $5.0 million in the aggregate.

        The amount of all Restricted Payments, other than cash, shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Waste Systems or the Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the board of directors whose resolution concerning such valuation shall be delivered to the trustee. The board of directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, Waste Systems shall deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Limitation on Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

        Limitation on Asset Sales.

               (a) Waste Systems will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless (1) Waste Systems or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or other property sold or disposed of in the Asset Sale and (2) at least 75% of such consideration consists of either cash or cash equivalents.

               (b) Within 365 days after any Asset Sale, Waste Systems may elect to apply the Net Cash Proceeds from such Asset Sale to: (1) permanently reduce or redeem amounts outstanding under the Credit Facility or any other credit facility referred to in clause (b)(1) of the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant or to the repayment of other senior Indebtedness of Waste Systems or a Restricted Subsidiary; and/or (2) make, or enter into a legally binding agreement to make, an Investment in, or acquire assets and properties that will be used in the business of Waste Systems and our Restricted Subsidiaries at the Closing Date. Any balance of such Net Cash Proceeds exceeding $10.0 million and not applied or invested as provided in clauses (1) and (2) within 365 days of such Asset Sale will be deemed to constitute "Excess Proceeds" and will be applied to make an offer to purchase the Senior Notes and Series B Senior Notes, which is referred to as an Asset Sale Offer, to the holder of the Senior Note, and Series B Senior Notes. Pending the final application of any such Net Cash Proceeds, Waste Systems may temporarily invest such Net Cash Proceeds in cash or cash equivalents.

        For the purposes of this covenant, the following will be deemed to be cash: (x) the assumption by the transferee of Indebtedness of Waste Systems or Indebtedness of any Restricted Subsidiary of Waste Systems and the release of Waste Systems or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Sale, in which case Waste Systems shall, without further action, be deemed to have applied such assumed Indebtedness in accordance with clause (1) of the preceding paragraph (b), and
(y) securities received by Waste Systems or any Restricted Subsidiary of Waste Systems from the transferee that are promptly, and in any event within 120 days, converted by Waste Systems or such Restricted Subsidiary into cash.

               (c) In the event of an Asset Sale that requires Waste Systems to make an Asset Sale Offer in conformity with paragraph (b) above, Waste Systems will be required to purchase the Senior Notes and Series B Senior Notes tendered pursuant to an offer by Waste Systems for the Senior Notes and Series B Senior Notes at a purchase price of 100% of their principal amount plus accrued and unpaid interest, if any, to the purchase date in accordance with the procedures, including prorating in the event of oversubscription, set forth in the indenture. If the aggregate purchase price of the Senior Notes and Series B Senior Notes tendered according to the offer is less than the Net Cash Proceeds allotted to the purchase of the Senior Notes and Series B Senior Notes, Waste Systems will apply the remaining Net Cash Proceeds to general corporate purposes not prohibited by the indenture. If the aggregate principal amount of Senior Notes and Series B Senior Notes validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds, the Senior Notes and Series B Senior Notes to be purchased will be selected on a pro rata basis. Upon the consummation of any Asset Sale Offer, the amount of Excess Proceeds shall be deemed to be reset to zero.

               (d) Waste Systems will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other applicable securities laws or regulations in connection with the repurchase of the Senior Notes and Series B Senior Notes pursuant to the indenture and will not be deemed to have breached its obligations under the indenture by virtue thereof.

        Limitation on Liens. Waste Systems will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist any Lien on any of its assets or properties of any character, or any shares of capital stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Senior Notes and Series B Senior Notes and all other amounts due under the Indenture to be directly secured equally and ratably with, or before, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Senior Notes and Series B Senior Notes, the obligation or liability secured by such Lien.

        The preceding limitation does not apply to:

               (1) Liens existing on the Closing Date, including Liens securing obligations under the Credit Facility or any other credit facility outstanding on the date of the indenture or permitted to be incurred under clause (b)(1) of the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant;

               (2) Liens granted after the Closing Date on any assets or capital stock of Waste Systems or our Restricted Subsidiaries created in favor of the holders;

               (3) Liens regarding the assets of a Restricted Subsidiary granted by the Restricted Subsidiary to Waste Systems or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to Waste Systems or the other Restricted Subsidiary;

               (4) Liens securing Indebtedness which is incurred owing to Waste Systems or another Restricted Subsidiary;

               (5) Liens securing Indebtedness which is incurred to refinance secured Indebtedness which is permitted to be Incurred under the second paragraph of the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant; provided that such Liens do not extend to or cover any property or assets of Waste Systems or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

               (6) Liens on any property or assets of Waste Systems or any Restricted Subsidiary securing Indebtedness of Waste Systems or such
        Restricted Subsidiary permitted under the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant;

               (7)  Liens  concerning  real  property  to  secure   Indebtedness
        Incurred in conformity with clause (b)(8) of the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant; or

               (8)    Permitted Liens, as defined below.

        Limitation on Transactions With Affiliates. Waste Systems will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions, including, without limitation, the sale, purchase, exchange or lease of assets, property or services, with any Affiliate, other than Waste Systems or a Restricted Subsidiary of Waste Systems, unless:

               (1) such transaction or series of transactions is on terms that are no less favorable to Waste Systems or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction in arm's-length dealings with an unrelated third party; and

               (2) Waste Systems delivers to the trustee, (A) regarding any transaction or series of related transactions involving aggregate consideration in excess of $1.0 million, a resolution of the board of directors set forth in an officers' certificate certifying that such transaction or series of related transactions complies with this covenant and has been approved by a majority of the disinterested members of the board of directors of Waste Systems, and (B) regarding any transaction or series of transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness of such transaction to Waste Systems or such Restricted Subsidiary, as the case may be, from a financial point of view, issued by an accounting, appraisal or investment banking firm of national standing.

        The preceding covenant will not restrict any of the following:

                      (a) employment agreements, compensation or employee benefit arrangements, stock options or stock purchase plans or agreements with or for the benefit of any officer, director or employee of Waste Systems entered into in the ordinary course of business and approved by the board of directors of Waste Systems, including customary fringe benefits and reimbursement or advancement of out of pocket expenses, loans to employees in the ordinary course of business, and director's and officer's liability insurance and indemnification arrangements;

                      (b) any transaction solely between or among Waste Systems and any of its Restricted Subsidiaries or solely between Restricted Subsidiaries;

                      (c) the payment of reasonable and customary regular fees to directors of Waste Systems or any Restricted Subsidiary who are not employees of Waste Systems or any Restricted Subsidiary;

                      (d) any Restricted Payment not prohibited by the "Limitation on Restricted Payments" covenant;

        Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries. Waste Systems will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of capital stock of a Restricted Subsidiary, including options, warrants or other rights to purchase shares of such capital stock, except:

               (1)    to Waste Systems or a Wholly Owned Restricted Subsidiary;

               (2) issuances of director's qualifying shares or sales to foreign nationals of shares of capital stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

               (3) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; or

               (4) the issuance or sale of common stock of any Restricted Subsidiaries if the proceeds thereof are applied in accordance with the "Limitation on Asset Sales" covenant.

        Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. Waste Systems will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

               (1) pay dividends, in cash or otherwise, or make any other distributions permitted by applicable law on or in respect of its capital stock,

               (2) pay any  Indebtedness  owed to  Waste  Systems  or any  other
               Restricted Subsidiary, (3) make loans or advances to Waste Systems or any other Restricted Subsidiary,

               (4)transfer any of its property or assets to Waste Systems or any other Restricted Subsidiary, or

               (5) Guarantee Indebtedness of Waste Systems or any other Restricted Subsidiary.

        The  preceding   provisions  shall  not  restrict  any  encumbrances  or
restrictions ("Permitted Liens") under or as a result of any of the following:

               (a) any agreement in effect on the Closing Date, and any extensions, refinancings, renewals or replacement of such agreement; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable to Waste Systems or any Restricted Subsidiary than those encumbrances or restrictions in the original agreement;

               (b)    existing under or as a result of applicable law;

               (c)the indenture, the Senior Notes, the Series B Senior Notes and the subsidiary guarantees;

               (d) with respect to any Person or the property or assets of such Person acquired by Waste Systems or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

               (e) in the case of clause (4) of the first paragraph of this "Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant,

                      (1) that  restrict in a customary  manner the  subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

                      (2) existing by virtue of any  transfer  of,  agreement to transfer, option or right with respect to, or Lien on any property or assets of Waste Systems or any Restricted Subsidiary not otherwise prohibited by the indenture, or

                      (3) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Waste Systems or any Restricted Subsidiary in any manner material to Waste Systems or any Restricted Subsidiary;

               (f) with respect to a Restricted Subsidiary and imposed according to an agreement that has been entered into for the sale or disposition of all or substantially all of the capital stock of, or property and assets of, such Restricted Subsidiary;

               (g) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

               (h) provisions concerning the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

               (i) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

               (j) restrictions imposed with respect to a subsidiary of Waste Systems imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the capital stock or assets of such subsidiary, provided that such disposition will comply with the covenant entitled "Limitation on Asset Sales."

Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent Waste Systems or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of Waste Systems or any of its Restricted Subsidiaries that secure Indebtedness of Waste Systems or any of its Restricted Subsidiaries.

        Limitation on Sale-Leaseback Transactions. Waste Systems will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby Waste Systems or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which Waste Systems or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

        The  preceding   restriction  does  not  apply  to  any   sale-leaseback
transaction if:

               (1) Waste Systems or such Restricted Subsidiary, as applicable, could have (a) Incurred Indebtedness in an amount equal to the attributable Indebtedness relating to such sale and leaseback transaction under the Consolidated Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption "--Limitation on Indebtedness and Issuance of Preferred Stock" and (b) Incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "--Limitation on Liens";

               (2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the board of directors and set forth in an officers' certificate delivered to the trustee, of the property that is the subject of such sale and leaseback transaction; and

               (3) the transfer of assets in that sale and leaseback transaction is permitted by, and Waste Systems applies the proceeds of such transaction in compliance with, the covenant described above under the caption "--Limitation on Asset Sales."

        Limitation on Designation of Unrestricted Subsidiaries. Waste Systems will not designate any Waste Systems subsidiary, other than a newly created subsidiary in which no Investment in excess of $1,000 has previously been made, as an "Unrestricted Subsidiary" under the indenture (a "Designation") after the Closing Date unless:

               (1) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

               (2) Waste Systems would not be prohibited under the indenture from making an Investment at the time of Designation in an amount (the "Designation Amount") equal to the fair market value of such Restricted Subsidiary on such date.

        If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by Waste Systems and our Restricted Subsidiaries in the subsidiary so designated will be deemed to be an Investment made as of the time of such Designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "--Limitation on Restricted Payments" for all purposes of the indenture in the Designation Amount. The indenture will further provide that neither Waste Systems nor any Restricted Subsidiary shall at any time (x) provide a Guarantee of or similar undertaking, including any undertaking, agreement or instrument evidencing such Indebtedness, concerning any Indebtedness of an Unrestricted Subsidiary; provided that Waste Systems and our Restricted Subsidiaries may pledge capital stock or Indebtedness of any Unrestricted Subsidiary on a nonrecourse basis such that the pledgee has no claim whatsoever against Waste Systems other than to obtain such pledged property; or (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary, except to the extent permitted under the covenants described above under the "Limitation on Restricted Payments" covenant.

        Waste Systems will not revoke any Designation of a subsidiary as an Unrestricted Subsidiary (a "Revocation"), unless:

               (1) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

               (2) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation shall be deemed to have been incurred at such time and shall have been permitted to be incurred for all purposes of the indenture.

        All  requisite   designations  and  revocations  must  be  evidenced  by
resolutions of the board of directors of Waste Systems delivered to the trustee certifying compliance with the preceding provisions.

        Limitation on Issuances of Guarantees of Indebtedness; Additional Guarantors. Waste Systems will not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee or pledge any assets to secure the payment of any Indebtedness of Waste Systems under any credit facility unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the guarantee of the payment of the Senior Notes and the Series B Senior Notes by such Restricted Subsidiary on a senior unsecured basis.

        Notwithstanding the preceding paragraph, each subsidiary guarantee of the Senior Notes and the Series B Senior Notes will provide by its terms that it will be automatically and unconditionally released and discharged under the circumstances described above under the caption "--Subsidiary Guarantees."

        Reports. Whether or not required by the Securities and Exchange Commission, so long as any Senior Notes or Series B Senior Notes are outstanding, Waste Systems will furnish to the holders of such Senior Notes and the Series B Senior Notes, within the time periods specified in the Securities and Exchange Commission's rules and regulations:

               (1) all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if Waste Systems were required to file these forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Waste Systems's certified independent accountants; and

               (2) all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if Waste Systems were required to file these reports.

        If Waste Systems has Designated any of its subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes, and in
"Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of Waste Systems and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Waste Systems.

        In addition, whether or not required by the Securities and Exchange Commission, Waste Systems will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Securities and Exchange Commission for public availability within the time periods specified in the Securities and Exchange Commission's rules and regulations, unless the
Securities and Exchange Commission will reject such a filing, and make such information available to securities analysts and prospective investors upon request.

        Additional Covenants. The indenture also contains covenants concerning the following matters:

        -      payment of principal, premium and interest;

        -      maintenance of an office or agency in the City of New York;

        -      maintenance of corporate existence; and

        -      provision of financial statements.

Merger, Consolidation or Sale of Assets

        Waste Systems will not consolidate with or merge with or into, or convey or transfer or lease in one transaction or a series of related transactions, all or substantially all of its assets to, another Person unless:

               (1) the resulting, surviving or transferred Person (the "successor corporation") is a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia and, if other than Waste Systems, assumes by supplemental indenture all the obligations of Waste Systems under the Senior Notes and the indenture;

               (2) immediately after giving effect to such transaction, no Default or Event of Default exists; and

               (3) immediately after giving pro forma effect to such transaction and any related financing transactions, the Successor Corporation would be permitted to incur at least $1.00 of Indebtedness according to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the "Limitation on Indebtedness and Issuance of Preferred Stock" covenant.

        The successor corporation shall be the successor to Waste Systems under the indenture, and in the case of any such transfer, Waste Systems shall be released from its obligations under the indenture and the Senior Notes and the Series B Senior Notes. Notwithstanding the preceding, this "Merger, Consolidation and Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Waste Systems and any of its Wholly Owned Restricted Subsidiaries or any of the subsidiary guarantors. Events of Default

        Each of the following constitutes an "Event of Default" under the indenture:

               (a) Default for 30 days in the payment when due of interest on any Senior Note or Series B Senior Note, whether or not prohibited by the subordination provisions of the indenture;

               (b) Default in the payment when due of principal of or premium, if any, with respect to any Senior Note or Series B Senior Note at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

               (c) failure by Waste Systems or any Restricted Subsidiaries to comply with the provisions described under the captions "--Merger, Consolidation and Sale of Assets" and "--Change of Control" and under the covenants described under "--Certain Covenants--Limitation on Asset Sales," "--Limitation on Restricted Payments" or "--Limitation on Indebtedness and Issuance of Preferred Stock" above;

               (d) failure by Waste Systems to observe or perform any of its non-payment covenants or agreements contained in the indenture, other than a default in the performance, or breach, of a covenant or agreement specifically described in paragraph (c) above, and such default continues for 30 days after notice;

               (e) Default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Waste Systems or any Restricted Subsidiaries, or the payment of which is Guaranteed by Waste Systems or any Restricted Subsidiaries, whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default:

                             (1) is caused by a failure to pay  principal  of or
               premium, if any, or interest on such Indebtedness before the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

                             (2)results in the acceleration of such Indebtedness before its express maturity;

        and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more;

               (f) any judgment or decree for the payment of money in excess of $5.0 million, to the extent not covered by insurance, is entered against Waste Systems or a Restricted Subsidiary, remains outstanding for a period of 60 days after such judgment or decree becomes final and non-appealable, and is not discharged, waived or the execution thereof stayed for a period of 10 days after notice (the "judgment default provision");

               (g) except as permitted by the indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any subsidiary guarantor, or any Person acting on behalf of any subsidiary guarantor, shall deny or disaffirm its obligations under its subsidiary guarantee; and

               (h) specific events of bankruptcy, insolvency or reorganization of Waste Systems or a subsidiary guarantor (the "bankruptcy provisions"). However, a default under clause (d), (e) or (f) above will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the outstanding Senior Notes notify Waste Systems of the Default and Waste Systems does not cure the Default within the time specified after receipt of such notice.

        If an Event of Default, other than as specified in clause (h) above, occurs and is continuing, the trustee may, and at the request of at least 25% in principal amount of the outstanding Senior Notes and Series B Senior Notes shall, by notice to Waste Systems declare the principal of and accrued and unpaid interest, if any, on all the Senior Notes to be immediately due and payable. Upon such a declaration, such principal and accrued and unpaid interest shall be due and payable immediately. If an Event of Default relating to particular events of bankruptcy, insolvency or reorganization of Waste Systems occurs and is continuing, then the principal of and accrued and unpaid interest, if any, on all the Senior Notes and Series B Senior Notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. Under certain circumstances, the holders of a majority in principal amount of the outstanding Senior Notes and Series B Senior Notes may (1) rescind any such acceleration concerning the Senior Notes and Series B Senior Notes and their consequences and (2) waive, on behalf of the holders of all of the Senior Notes and Series B Senior Notes, any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of or premium, if any, regarding the Senior Notes and Series B Senior Notes.

        Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy concerning the indenture or the Senior Notes or the Series B Senior Notes unless:

               (1) the holder has previously given the trustee notice that an Event of Default is continuing;

               (2)  holders  of  at  least  25%  in  principal   amount  of  the
        outstanding Senior Notes and Series B Senior Notes have requested the trustee to pursue the remedy;

               (3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

               (4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

               (5) the holders of a majority in principal amount of the outstanding Senior Notes and Series B Senior Notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to specific restrictions, the holders of a majority in principal amount of the outstanding Senior Notes and Series B Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or to exercise any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        The indenture provides that if a Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on, any Senior Note or Series B Senior Notes, the trustee may withhold notice if and so long as its board of directors, a committee of its board of directors or a committee of its trust officers in good faith determines that withholding notice is in the interests of the holders of the Senior Notes and Series B Senior Notes. In addition, Waste Systems is required to deliver to the trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Waste Systems also is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which constitute certain Defaults.

        In the case of any Event of Default occurring as a result of any willful action or inaction taken or not taken by or on behalf of Waste Systems with the intention of avoiding payment of the premium that Waste Systems would have had to pay if Waste Systems then had elected to redeem the Senior Notes and Series B Senior Notes in conformity with the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes and Series B Senior Notes. If an Event of Default occurs before March 2, 2003, as a result of any willful action, or inaction, taken, or not taken, by or on behalf of Waste Systems with the intention of avoiding the prohibition on redemption of the Senior Notes or the Series B Senior Notes before March 2, 2003, then the premium specified in the indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes or the Series B Senior Notes.

Defeasance

        Waste Systems, at its option and at any time may terminate all its obligations discharged with respect to the outstanding Senior Notes and Series B Senior Notes and the indenture and all obligations of the subsidiary guarantors may be discharged with respect to the subsidiary guarantees ("legal defeasance") except for:

               (1) the rights of holders of outstanding Senior Notes and Series B Senior Notes to receive payments in respect of the principal of, premium, if any, and interest on such Senior Notes and Series B Senior Notes when such payments are due;

               (2) Waste Systems's obligations to issue temporary Senior Notes and Series B Senior Notes, register the transfer or exchange of any Senior Notes and Series B Senior Notes, replace mutilated, destroyed, lost or stolen Senior Notes or Series B Senior Notes and maintain an office or agency for payments in respect of the Senior Notes and Series B Senior Notes outstanding and hold such payments in trust;

               (3) the rights, powers, trusts, duties and immunities of the trustee, and Waste Systems's obligations in connection therewith; and

               (4)    the legal defeasance provisions of the indenture.

        Covenant Defeasance. Waste Systems may, at its option and at any time, elect to have the obligations of Waste Systems and the subsidiary guarantors released with regard to specific covenants set forth in the indenture and described under "--Certain Covenants" above and, after release, any omission to comply with these covenants shall not constitute a Default or Event of Default with respect to the Senior Notes and Series B Senior Notes. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events, described under "--Events of Default" will no longer constitute an Event of Default with respect to the Senior Notes and Series B Senior Notes.

        In order to exercise either legal defeasance or covenant defeasance:

               (1) Waste Systems must irrevocably deposit or cause to be deposited with the trustee, as trust funds in trust, for the benefit of the holders of the Senior Notes and Series B Senior Notes, cash in United States dollars, noncallable United States Government Obligations, as defined in the Indenture, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Senior Notes and Series B Senior Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal, premium, if any, or installment of interest and Waste Systems must specify whether the Senior Notes and Series B Senior Notes are being defeased to maturity or to a particular redemption date;

               (2) no Default or Event of Default has occurred and is continuing either: (A) on the date of such deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit; or (B) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

               (3) such legal defeasance or covenant defeasance may not result in a breach or violation of, or constitute a default under any material agreement or instrument, other than the indenture, to which Waste Systems or any subsidiary guarantor is a party or by which it is bound;

               (4) in the case of legal defeasance, Waste Systems must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (A) Waste Systems has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the indenture, there has been a change in applicable federal income tax law, in either case to the effect, and based thereon such opinion of counsel shall confirm, the holders of the outstanding Senior Notes and Series B Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

               (5) in the case of covenant defeasance, Waste Systems must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Senior Notes and Series B Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

               (6) Waste Systems must deliver to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

               (7) Waste Systems must deliver to the trustee an officers' certificate stating that the deposit was not made by Waste Systems with the intent of preferring the holders of Senior Notes and Series B Senior Notes over the other creditors of Waste Systems with the intent of defeating, hindering, delaying or defrauding creditors of Waste Systems or others; and

               (8) Waste Systems must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the legal defeasance or the covenant defeasance have been complied with.

Satisfaction and Discharge of the Indenture

        The indenture will cease to be of further effect, except as otherwise expressly provided for in the Indenture, when either (1) all outstanding Senior Notes and Series B Senior Notes have been delivered, other than lost, stolen or destroyed Senior Notes and Series B Senior Notes which have been replaced, to the trustee for cancellation or (2) all outstanding Senior Notes and Series B Senior Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption pursuant to the terms of the indenture and Waste Systems has irrevocably deposited with the trustee funds sufficient to pay at maturity or upon redemption all outstanding Senior Notes and Series B Senior Notes, including interest thereon, other than lost, stolen, mutilated or destroyed Senior Notes and Series B Senior Notes which have been replaced, and, in either case, Waste Systems has paid all other sums payable under the indenture. The trustee is required to acknowledge satisfaction and discharge of the indenture on demand of Waste Systems accompanied by an officer's certificate and an opinion of counsel at the cost and expense of Waste Systems.

Transfer and Exchange

        Upon any transfer of a Senior Note or a Series B Senior Note, the registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer or exchange any Senior Note or Series B Senior Note selected for redemption nor is the registrar required to transfer or exchange any notes for a period of 15 days before a selection of notes to be redeemed. The registered holder of a Senior Note or a Series B Senior Note may be treated as the owner of it for all purposes.

Amendments and Waivers

        Except as set forth in this exchange offering memorandum, the indenture and any subsidiary guarantee may be modified and amended by Waste Systems, each subsidiary guarantor and the trustee with the consent of the holders of a majority in aggregate principal amount of the Senior Notes and Series B Senior Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Notes and Series B Senior Notes then outstanding. However, without the consent of each holder of an outstanding Senior Note or Series B Senior Notes affected, no such amendment or waiver may, among other things,

               (1) reduce the principal amount of Senior Notes or Series B Senior Notes whose holders must consent to an amendment, supplement or waiver;

               (2) reduce the rate of or extend the time for payment of interest on any Senior Note or Series B Senior Notes;

               (3) reduce the principal of or extend the Stated Maturity of any Senior Note or Series B Senior Notes;

               (4) reduce the premium payable upon the redemption or repurchase of any Senior Note or Series B Senior Notes or change the time at which any Senior Note or Series B Senior Notes may be redeemed as described under "Redemption" above;

               (5) make any Senior Note or Series B Senior Notes payable in money other than that stated in the note;

               (6) impair the right of any holder to receive payment of principal of and interest on such holder's Senior Notes or Series B Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or concerning such holder's Senior Notes or Series B Senior Notes;

               (7) make any change in the provisions of the indenture relating to waivers of past Defaults or Events of Default or the rights of holders of Senior Notes or Series B Senior Notes to receive payments of principal of or premium, if any, or interest on the Senior Notes or Series B Senior Notes;
               (8) waive a redemption payment concerning any Senior Note or Series B Senior Notes; or

               (9) make any change in the preceding amendment and waiver provisions.

        In addition, any amendment to, or waiver of, the provisions of the indenture relating to a Change of Control or the Change of Control Offer that adversely affects the rights of the holders of the Senior Notes or Series B Senior Notes will require the consent of the holders of at least 75% in aggregate principal amount of Senior Notes and Series B Senior Notes then outstanding.

        Notwithstanding the preceding, without the consent of any holder of Senior Notes, Series B Senior Notes, Waste Systems, the subsidiary guarantors and the trustee may amend or supplement the indenture or the Senior Notes and Series B Senior Notes:

               (1) to cure any ambiguity, defect or inconsistency; provided that such actions do not adversely affect the interests of holders of the Senior Notes and Series B Senior Notes in any material respect;

               (2) to provide for uncertificated Senior Notes and Series B Senior Notes in addition to, or in place of, certificated Senior Notes and Series B Senior Notes;

               (3) to provide for the assumption by a successor corporation of Waste Systems's obligations to holders of Senior Notes and Series B Senior Notes in the case of a merger or consolidation or sale of all or substantially all of Waste Systems's assets;

               (4) to make any change that would provide any additional rights or benefits to the holders of Senior Notes and Series B Senior Notes or that does not adversely affect the legal rights under the indenture of any such holder;

               (5) to comply with any requirement of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

               (6)    to add additional Events of Default;

               (7) to evidence and provide for the acceptance of appointment under the indenture by a successor trustee;

               (8)    to secure the Senior Notes and Series B Senior Notes; and

               (9) to add new subsidiary guarantors or release subsidiary guarantors in accordance with the terms of the indenture.

Concerning the Trustee

        The Bank of New York, as successor to IBJ Whitehall Bank & Trust Company, is the trustee under the indenture and has been appointed by Waste Systems as registrar and paying agent with regard to the Senior Notes and Series B Senior Notes. The trustee's current address is 101 Barclay Street, New York, NY 10286.

        The indenture contains certain limitations on the rights of the trustee, should it become a creditor of Waste Systems, to obtain payment of claims in particular cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, however, if it acquires any conflicting interest, as defined, it must eliminate such conflict or resign.

        The holders of a majority in aggregate principal amount of the then outstanding Senior Notes and Series B Senior Notes issued under the indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an Event of Default shall occur, which shall not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the Senior Notes and Series B Senior Notes issued under the indenture unless they shall have offered to the trustee security and indemnity satisfactory to it.

Governing Law

        The indenture provides that it and the Senior Notes and Series B Senior Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Certain Definitions

        "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person is merged with or into Waste Systems or becomes a Restricted Subsidiary or assumed by Waste Systems or a Restricted Subsidiary in connection with the acquisition of assets from such Person and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such acquisition of assets.

        "Adjusted EBITDA" means, with respect to Waste Systems and the Restricted Subsidiaries for any period, the EBITDA of Waste Systems and the Restricted Subsidiaries for such period plus the following: (a) one-time charges incurred during such period associated with the write-off of landfill development costs; (b) costs incurred during such period associated with the integration of acquired companies and businesses into Waste Systems's operations, including, without limitation, costs related to termination and retention of employees, lease termination costs, costs related to the integration of information systems, and costs related to the change of the name of the acquired company or business; and (c) restructuring costs incurred during such period.

        "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with," of any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

        "Asset Sale" means any sale, issuance, lease, conveyance, transfer or other disposition, including, without limitation, by way of merger or consolidation, collectively, a "transfer," by Waste Systems or any Restricted Subsidiary, other than to Waste Systems or a Restricted Subsidiary and other than directors' qualifying shares, directly or indirectly, in one transaction or in a series of related transactions of (a) any capital stock, other than Disqualified Stock, of any Restricted Subsidiary, (b) all or substantially all of the properties and assets of Waste Systems and its Restricted Subsidiaries representing a division or line of business or (c) any other properties or assets of Waste Systems or any Restricted Subsidiary, other than in the ordinary course of business; provided, however, the following transactions shall not be deemed Asset Sales:

               (1) the transfer of accounts receivable (or participations therein) in connection with any accounts receivables financing;

               (2) the transfer of capital stock or Indebtedness or other securities of an Unrestricted Subsidiary;

               (3) the transfer of assets pursuant to and in accordance with the limitation on mergers, sales or consolidations provisions in the indenture;

               (4) the making of Restricted Payments permitted by the Restricted Payments covenant in the indenture;

               (5) the creation or assumption of, or foreclosure thereon, a Lien securing Indebtedness to the extent that such Lien does not violate the "--Limitation on Liens" covenant above; and

               (6) the consummation of any sale or series of related sales of assets or properties of Waste Systems and any Restricted Subsidiary having an aggregate fair market value for all such sales of less than $1 million in any fiscal year.

        "Average Life" means, as of the date of determination, concerning any Indebtedness or Preferred Stock, the quotient obtained by dividing (a) the sum of the product of the numbers of years, rounded upwards to the nearest month, from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment regarding such Preferred Stock multiplied by the amount of such payment by (b) the sum of all such payments.

        "Business Day" means any day except Saturday, Sunday and any day on which banks in The City of New York are required or permitted by law or executive order to close.

        "Capital Lease Obligation" means, with respect to any Person, an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease before the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, partnership interests, rights to purchase, warrants, options, participations or other equivalents of or interests in, however designated, the equity of such Person, including any Preferred Stock, but excluding debt securities convertible into such equity.

        "Cash Equivalents" means:

                      (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States;

                      (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Rating Services ("Standard & Poor's") or Moody's Investors Service, Inc. ("Moody's");
                      (c) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's or at least P-1 from Moody's;

                      (d) certificates of deposit or bankers' acceptances or, with regard to foreign banks, similar instruments, maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any United States branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200 million;

                      (e) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause
        (a) above entered into with any bank meeting the qualifications specified in clause (d) above; and

                      (f) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (a) through (e) above.

        "Change of Control" means the occurrence of any of the following events:

                      (1) any "person" or "group," as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, is or becomes the "beneficial owner," as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person or group shall be deemed to have "beneficial ownership" of all shares that any said person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time, directly or indirectly, of more than 50% of the total voting power of the outstanding Voting Stock of Waste Systems; or

                      (2) individuals who on the Closing Date constitute the board of directors, together with any new or successor directors whose election by the board of directors or whose nomination by the board of directors for election by Waste Systems's stockholders was approved by a vote of at least two-thirds of the members of the board of directors on the date of their election or nomination, cease for any reason to constitute a majority of the members of the board of directors then in office; or

                      (3) the sale, lease or other transfer, in one transaction or a series of related transactions, of all or substantially all of the assets of Waste Systems and its Restricted Subsidiaries to any person or group, as so defined, excluding any such sale, lease or other transfer to or among Waste Systems's Restricted Subsidiaries.

        "Closing Date" means the date on which the Senior Notes were originally issued under the Indenture.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of Adjusted EBITDA of such Person for such period to the Consolidated Fixed Charges of such Person for such period; provided, however, that:

                      (1) if Waste Systems or any Restricted Subsidiary has incurred any Indebtedness since the beginning of such period and through the date of determination of the Consolidated Fixed Charge Coverage Ratio that remains outstanding or if the transaction giving rise to the need to calculate Consolidated Fixed Charge Coverage Ratio is an incurrence of Indebtedness or both, the Adjusted EBITDA and Consolidated Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to

                             (A) such  Indebtedness as if such  Indebtedness had
               been incurred on the first day of such period, provided that if such Indebtedness is incurred under a revolving credit facility or similar arrangement or under any predecessor revolving credit or similar arrangement only that portion of such Indebtedness that constitutes the one year projected average balance of such Indebtedness, as determined in good faith by the board of directors of Waste Systems, shall be deemed outstanding for purposes of this calculation, and

                             (B) the discharge of any other Indebtedness repaid,
               repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period;

                      (2) if since the beginning of such period any Indebtedness of Waste Systems or its Restricted Subsidiaries has been repaid, repurchased, defeased or otherwise discharged, other than Indebtedness under a revolving credit or similar arrangement unless such revolving credit Indebtedness has been permanently repaid and the underlying commitment terminated and not replaced, Consolidated Fixed Charges for such period shall be calculated after giving pro forma effect thereto as if such Indebtedness had been repaid, repurchased, defeased or otherwise discharged on the first day of such period;

                      (3) if since the beginning of such period Waste Systems or any of its Restricted Subsidiaries shall have made any Asset Sale, Adjusted EBITDA for such period shall be reduced by an amount equal to the Adjusted EBITDA: if positive, attributable to the assets which are the subject of such Asset Sale for such period or increased by an amount equal to the Adjusted EBITDA, if negative, attributable to it for such period, the denominator in Consolidated Fixed Charge Coverage Ratio shall be Consolidated Fixed Charges for such period

                                    (A)  reduced  by  an  amount  equal  to  the
               Consolidated Fixed Charges attributable to any
               Indebtedness   of  Waste   Systems  or  any  of  its   Restricted
               Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to Waste Systems and its continuing Restricted Subsidiaries in connection with such Asset Sale for such period, or if the capital stock of any Restricted Subsidiary is sold, the Consolidated Interest for such period directly attributable to the Indebtedness of Restricted Subsidiary to the extent Waste Systems and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale, and

                                    (B)    increased    by    interest    income
               attributable to the assets which are the subject of such Asset Sale for such period;

                      (4) if since the beginning of such period Waste Systems or any of its Restricted Subsidiaries, by merger or otherwise, shall have made an Investment in any Restricted Subsidiary, or any Person which becomes a Restricted Subsidiary as a result thereof, or an acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder which constitutes all or substantially all of an operating unit of a business, Adjusted EBITDA and Consolidated Fixed Charges for such period shall be calculated after giving pro forma effect thereto, including the incurrence of any Indebtedness, as if such Investment or acquisition occurred on the first day of such period; and

                      (5) if since the beginning of such period any Person, that subsequently became a Restricted Subsidiary of Waste Systems or was merged with or into Waste Systems or any other Restricted Subsidiary since the beginning of such period, shall have made any Asset Sale, Investment or acquisition of assets that would have required an adjustment according to clause (3) or (4) above if made by Waste Systems or a Restricted Subsidiary during such period, Adjusted EBITDA and Consolidated Fixed Charges for such period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition had occurred on the first day of such period.

For the purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings in relation to and the amount of Consolidated Fixed Charges associated with any Indebtedness incurred in connection with an acquisition of assets, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of Waste Systems. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period.

        "Consolidated Fixed Charges" means, with respect to any period without duplication, the sum of:

                      (1) the amount that in conformity with GAAP would be set forth opposite the caption "interest expense" or any like caption on the consolidated statement of operations of Waste Systems and its Restricted Subsidiaries for such period, including, without limitation,

                             (A)    amortization of debt discount,

                             (B) the net cash  payments,  if any, under interest
                            rate contracts, including amortization of discounts,

                             (C) the interest portion of any deferred payment obligation,

                             (D)    accrued interest; plus

                      (2) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by Waste Systems and its Restricted Subsidiaries during such period, of Waste Systems and its Restricted Subsidiaries; plus

                      (3) all cash dividends paid during such period by Waste Systems and its Restricted Subsidiaries concerning any Preferred Stock and Disqualified Stock, in each case as determined on a consolidated basis in accordance with GAAP; plus

                      (4) all interest on any Indebtedness of any person guaranteed by Waste Systems or any of its Restricted Subsidiaries; provided, that Consolidated Fixed Charges shall not include (x) the amortization of debt issuance costs and (y) the fixed charges of a Restricted Subsidiary to the extent, and in the same proportion, that the net income of such Restricted Subsidiary was excluded in calculating Consolidated Net Income pursuant to clause (5) of the definition thereof for such period.

        "Consolidated Net Income" means, with respect to any period, the net income, or loss, of Waste Systems and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income, or loss, by excluding, without duplication,

                      (1)    extraordinary gains and losses;

                      (2) the portion of net income, or loss, of Waste Systems and its Restricted Subsidiaries allocable to interests in unconsolidated Persons or Unrestricted Subsidiaries, except that Waste Systems's equity in the net income of such Person or Subsidiary shall be included in Consolidated Net Income to the extent of the amount of dividends or distributions actually paid to Waste Systems or its Restricted Subsidiaries by such Person or Subsidiary during such period;

                      (3) net income, or loss, of any Person combined with Waste Systems or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period before the date of combination;

                      (4) net gain or loss in respect of any sale, transfer or disposition of assets, including without limitation, pursuant to sale and leaseback transactions, other than in the ordinary course of business; and

                      (5) the net income, but not the net loss, of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income to Waste Systems is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to the Restricted Subsidiary or its stockholders, other than pursuant to the Senior Notes, the Series B Senior Notes or the indenture.

        "Credit Facility" means the Credit Facility established under the Business Loan Agreement dated September 11, 1998, with regards to which Waste Systems is a guarantor, by and among Waste Systems Vermont Holdings, Inc. and Waste Systems Pennsylvania Holdings, Inc., and The Bank North Group, N.A., including collateral documents, instruments and agreements executed in connection therewith and any amendments, supplements, substitutions, qualifications, extensions, renewals, restatements, replacements, refinancings or refunding thereof.

        "Currency Agreement Obligations" means the obligations of any Person under a foreign exchange contract, currency swap agreement or other similar agreement or arrangement to protect such Person against fluctuations in currency values.

        "Default" means any event that is, or after the giving of notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means:

               (1)    any Preferred Stock of any Restricted Subsidiary, and

               (2) any class or series of capital stock of Waste Systems that, either by its terms, or by the terms of any security into which it is convertible or exchangeable or by contract or otherwise

                      (A) is, or upon the happening of an event or passage of time would be, required to be redeemed before one year after the final Stated Maturity of the Senior Notes and the Series B Senior Notes;

                      (B) is redeemable at the option of the holder thereof at any time before one year after such final Stated
Maturity; or

                      (C) at the option of the holder thereof, is convertible into or exchangeable for debt securities at any time before one year after such final Stated Maturity; provided that any capital stock that would not constitute Disqualified Stock but for provisions therein giving holders thereof the right to cause the issuer thereof to repurchase or redeem such capital stock upon the occurrence of an "asset sale" or "change of control" occurring before the Stated Maturity of the Senior Notes and the Series B Senior Notes will not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such capital stock are not more favorable to the holders of such capital stock than the provisions contained in the "Limitation on Asset Sales" covenant and "Change of Control" described above and such capital stock specifically provides that the issuer will not repurchase or redeem any such stock according to such provision before Waste Systems's repurchase of such Senior Notes and the Series B Senior Notes as are required to be repurchased in conformity with the "Limitation on Asset Sales" covenant and "Change of Control" described above.

        "EBITDA" means, with respect to any Person for any period, the sum of Consolidated Net Income of such Person for such period plus

               (a) the following to the extent deducted in calculating such Consolidated Net Income:

                      (1) provision for taxes based on the net income or profits of such Person;

                      (2) Consolidated Fixed Charges, including for this purpose the amortization of debt issuance costs;

                      (3) consolidated depreciation and amortization, calculated in accordance with GAAP; and

                      (4) any other  non-cash  charges,  excluding  any non-cash items that represent an accrual of or reserve for cash charges reasonably expected to be disbursed in any subsequent period before the Stated Maturity of the Senior Notes and the Series B Senior Notes, deducted in computing Consolidated Net Income, minus

               (b) non-cash items increasing Consolidated Net Income, excluding any items which represent an accrual for cash receipts or the reduction of required future cash disbursements reasonably expected to be received or disbursed in a subsequent period before the Stated Maturity of the Senior Notes and Series B Senior Notes.

        "Equity Offering" means an offer and sale by Waste Systems of its common stock, which is Qualified Stock, for cash to a Person or Persons other than a subsidiary.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Existing Indebtedness" means Indebtedness of Waste Systems or its Restricted Subsidiaries in existence on the Closing Date plus any premium or interest accrued thereon.

        "GAAP" means generally accepted accounting principles in the United States set forth in the Statements of Financial Accounting Standards and the Interpretations, Accounting Principles Board Opinions and AICPA Accounting Research Bulletins which are applicable as of December 31, 1998, except as otherwise specified in this exchange offering memorandum.

        "Guarantee" means any obligation, contingent or otherwise, of any Person guaranteeing Indebtedness of another Person, including, without limitation, obligations, agreements to purchase assets, securities or services, to take-or-pay, or to maintain financial statement conditions, or similar arrangements or agreements entered into for the purpose of assuring the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part, but excluding (a) endorsements of negotiable instruments for collection or deposit in the ordinary course of business, and (b) contingent obligations in connection with the sale or discount of accounts receivable and similar paper.

        "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

        "Indebtedness" means, with respect to any Person, without duplication:

                      (1) the principal of and the premium, if any, on all indebtedness of such Person for money borrowed or which is evidenced by a note, bond, debenture or similar instrument for payment;

                      (2) all obligations of such Person under any conditional sale, title retention or similar agreement in respect of the deferred or unpaid purchase price of property or services acquired by such Person;

                      (3)    all Capital Lease Obligations of such Person;

                      (4) all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or similar facilities issued or created for the account of such Person;

                      (5) all net obligations of such Person under Interest Rate Agreement Obligations or Currency Agreement Obligations of such Person;

                      (6) all liabilities of others of the kind described in the preceding clauses (1), (2) or (3) secured by any Lien on any property owned by such Person even though such Person has not assumed or become liable for the payment of such liabilities; provided, however, the amount of such Indebtedness for purposes of this definition shall be limited to the lesser of the amount of Indebtedness secured by such Lien or the value of the property subject to such Lien;

                      (7) all Disqualified Stock issued by such Person and all Preferred Stock issued by a Restricted Subsidiary of such Person;

                      (8) the amount of every Capital Lease Obligation of such Person; and

                      (9) to the extent not otherwise included, any Guarantee by such Person of any other Person's Indebtedness or other obligations described in clauses (1) through (8) above.

For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness is required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value will be determined in good faith by the board of directors of the issuer of such Disqualified Stock. "Indebtedness" of Waste Systems and the Restricted Subsidiaries shall not include:

               (1) trade payables incurred in the ordinary course of business;
                   and

               (2) contingent obligations incurred in connection with the sale or discount of accounts receivable and similar paper in the ordinary course of business.

The principal amount outstanding of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness and Indebtedness shall not include any liability for federal, state, local or other taxes. Accrued liabilities arising in the ordinary course of business and any liability for federal, state or local taxes or other taxes owed by such person will not be considered Indebtedness for purposes of this definition.

        "Interest Rate Agreement Obligations" means, with respect to any Person, the Obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and (b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

        "Investment" in any Person means any direct or indirect advance, loan or other extension of credit to, including, without limitation, by way of Guarantee or similar arrangement but excluding advances to customers and employees in the ordinary course of business, capital contribution to, by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, or any purchase or acquisition of capital stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include the designation of a Restricted Subsidiary as an Unrestricted Subsidiary. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described above,

                      (1) "Investment" shall include the fair market value of the assets, net of liabilities, of any Restricted Subsidiary of Waste Systems at the time that such Restricted Subsidiary of Waste Systems is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets, net of liabilities, of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of Waste Systems; and

                      (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the board of directors in good faith.

        "Lien" means any mortgage, lien, statutory or otherwise, pledge, charge, security interest or encumbrance of any kind upon or concerning any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in any asset and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code, or equivalent statutes, of any jurisdiction. A Person will be deemed to own subject to a Lien any property that such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

        "Net Cash Proceeds" means, with respect to any Asset Sale by any Person, the aggregate cash or cash equivalent proceeds thereof, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or cash equivalents, except to the extent that such obligations are financed or sold with recourse to Waste Systems or any Restricted Subsidiary, pursuant to, or monetization of, a note or installment receivable or otherwise, net of the sum of:

                      (1) the amount of any Indebtedness, including Disqualified Stock or Preferred Stock of a subsidiary, which is required to be repaid by such Person or its Affiliates in connection with such Asset Sale; plus

                      (2) all fees, commissions and other expenses incurred, including without limitation, the fees and expenses of legal counsel and investment banking, accounting, underwriting and brokerage fees and expenses, by such Person in connection with such Asset Sale; plus

                      (3) provision for taxes, including income taxes, attributable to the Asset Sale or attributable to required prepayments or repayments of Indebtedness with the proceeds of such Asset Sale; plus

                      (4) any amounts reasonably to be provided by Waste Systems or any Restricted Subsidiary, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; plus

                      (5) amounts required to be paid to Persons, other than Waste Systems or a Restricted Subsidiary, holding a beneficial interest in the assets sold in such Asset Sale or to holders of minority interests in a Restricted Subsidiary or other entity as a result of such Asset Sale.

        "Net Proceeds," with respect to any issuance or sale of capital stock, means the proceeds, in cash, securities or property, with any securities or property valued at fair market value, of the issuance or the net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale.

        "Obligations"   means  any   principal,   interest,   penalties,   fees,
indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Investment" means:

                      (1) an Investment in Waste Systems or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, Waste Systems or a Restricted Subsidiary; provided that such Person's primary business is related, ancillary or complementary to the businesses of Waste Systems and its Restricted Subsidiaries on the date of such Investment;

                      (2) Cash Equivalents;

                      (3) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

                      (4) stock, obligations or securities received in satisfaction of judgments;

                      (5) an Investment in any Person consisting solely of the transfer to such Person of an Investment in another Person that is not a Restricted Subsidiary;

                      (6)    Investment Grade Securities;

                      (7) Interest Rate Agreements and Currency Agreements designed solely to protect Waste Systems or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates;

                      (8) Investments, not to exceed $10.0 million at any one time outstanding, and for purposes of this clause (8) an Investment shall be deemed to be outstanding in the amount of the excess, but not, in any event, less than zero, of the amount of such Investment on the date or dates made, less the return of capital to Waste Systems and its Restricted Subsidiaries concerning such Investment; and

                      (9) Investments, to the extent the consideration therefor consists of capital stock, other than Disqualified Stock, of Waste Systems or net cash proceeds from the sale of such capital stock, if such capital stock was issued or sold within 90 days of the making of such Investment.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock" as applied to the capital stock of any Person means capital stock of any class or classes, however designated, whether now outstanding or issued after the Closing Date, which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over capital stock of any other class of such Person.

        "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of Waste Systems or the Restricted Subsidiaries, and any additions and accessions thereto, which are purchased or constructed by Waste Systems or any Restricted Subsidiary at any time after the Closing Date; provided that:

                      (1) any security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created, collectively a "Security Agreement," shall be entered into within 180 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom;

                      (2) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness; and

                      (3)    either
                             (a) the aggregate  outstanding  principal amount of
               Indebtedness secured thereby, determined on a per asset basis in the case of any additions and accessions, shall not at the time such Security Agreement is entered into exceed 100% of the purchase price to Waste Systems or any Restricted Subsidiary of the assets subject thereto, or

                             (b) the Indebtedness  secured thereby shall be with
               recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

        "Qualified Stock" of any Person means any and all capital stock of such Person, other than Disqualified Stock.

        "Restricted Investment" means an Investment by Waste Systems or a Restricted Subsidiary in any Person other than a Restricted Subsidiary.

        "Restricted Payment" has the meaning set forth under the covenant entitled "Limitation on Restricted Payments."

        "Restricted Subsidiary" means each direct or indirect subsidiary of Waste Systems other than an Unrestricted Subsidiary.

        "Stated Maturity" means, when used with respect to any Senior Note or Series B Senior Note or any installment of interest thereon, the date specified in such Senior Note or Series B Senior Notes as the fixed date on which the principal of such Senior Note or Series B Senior Note or such installment of interest is due and payable and, when used with regard to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness or any installment of interest thereon is due and payable.

        "Subordinated Indebtedness" means Indebtedness, including, without limitation, secured Indebtedness, of Waste Systems or a subsidiary guarantor which by its express terms is subordinated or junior in right of payment to the Senior Notes and Series B Senior Notes or the subsidiary guarantee issued by such subsidiary guarantor, as the case may be.

        "Subsidiary" of a Person means any Person a majority of the voting power of the Voting Stock of which is owned or controlled, directly or indirectly, by such Person or by one or more other subsidiaries of such Person, or by such Person and one or more other subsidiaries thereof.

        "Subsidiary Guarantee" means a guarantee of the Senior Notes and Series B Senior Notes by a Restricted Subsidiary in accordance with the provisions of the Indenture.

        "Unrestricted Subsidiary" means any subsidiary of Waste Systems designated as such by the board of directors of Waste Systems pursuant to and in compliance with the covenant described under "--Limitation on Designation of Unrestricted Subsidiaries" and any subsidiary of an Unrestricted Subsidiary. Any such Designation may be revoked by a resolution of the board of directors of Waste Systems delivered to the trustee, subject to the provisions of such covenant.

        "Voting Stock" of a Person means any class or classes of capital stock of such Person then outstanding as to which the holders thereof are entitled under ordinary circumstances, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees of such Person.

        "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary with respect to which all of the outstanding Voting Stock, other than directors' qualifying shares, of which are owned, directly or indirectly, by Waste Systems.

                        DESCRIPTION OF SUBORDINATED NOTES


General.

        The Subordinated Notes are subordinated unsecured obligations of the Company and mature on or about May 13, 2005. The Subordinated Notes do not limit the amount of other indebtedness or securities which may be issued by the Company or any of its subsidiaries. Substantially all of the assets of the Company are owned by its subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of the Subordinated Notes, to participate in the assets of any subsidiary upon liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. In addition, the payment of principal and interest on the Subordinated Notes is dependent upon the Company receiving dividends and other payments from its subsidiaries, to which no assurance can be given.

        The Subordinated Notes bear interest at the rate of 7% per annum. Interest is payable semi-annually on each June 30 and December 31 and prorated for any partial periods, to holders of record at the close of business on the date 15 days preceding each such interest payment date. Principal of (and premium, if any) and interest on the Subordinated Notes is payable at the office of the Paying Agent. UMB Bank, N.A., currently serves as Paying Agent with respect to the Subordinated Notes.

        The Subordinated Notes are not issued under an indenture and there is no trustee with respect to the Subordinated Notes. The Subordinated Notes do not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Senior Indebtedness or other indebtedness. The Subordinated Notes contain no covenants or other provisions to afford protections to holders of Subordinated Notes in the event of a highly leveraged transaction or a change in control of the Company.

        The Subordinated Notes may not be sold or otherwise transferred except in compliance with the provisions set forth below under "Notice to Investors."

Conversion of Subordinated Notes.

        The Subordinated Notes are convertible (at any time prior to the payment or prepayment thereof) at the option of the holders thereof into common stock of the Company in the manner described below. The holders of Subordinated Notes may, at any time until the payment or prepayment of the Subordinated Notes, convert the principal amount of the Subordinated Notes and (subject to the Company's option to pay such amounts in cash) any accrued but unpaid interest (or any portion thereof equal to $10,000 or an integral multiple of $10,000) into shares of common stock of the Company at a conversion price of $10.00 per share (the "Subordinated Note Conversion Price"), which is equal to a conversion rate of 100 shares per $1,000 principal amount of Subordinated Notes. In addition, the Subordinated Notes are subject to mandatory conversion at the Company's option into common stock of the Company at the Subordinated Note Conversion Price at any time after May 13, 2000, if the closing price of the common stock on the Nasdaq National Market (or the principal market on which the common stock is then trading) equals or exceeds such Subordinated Note Conversion Price for a period of 20 consecutive trading days, subject to prior registration of the underlying shares under the Registration Rights Agreement referred to below. See "--Registration Rights."

        No payment or adjustment will be made for accrued interest on a converted Subordinated Note or for dividends or distributions on shares of common stock issued upon conversion of a Subordinated Note, but if any holder surrenders a Subordinated Note for conversion between the record date for the payment of an installment of interest ("Record Date") and the next interest payment date, then, notwithstanding such conversion, the interest payable on such interest payment date will be paid to the holder on such Record Date. However, in the event that a holder surrenders a Subordinated Note for conversion between the Record Date and the next interest payment date, such Subordinated Note, when surrendered for conversion, must be accompanied by delivery of a check or draft payable in an amount equal to the interest payable on such interest payment date on the portion so converted unless there exists a default in the payment of interest on the Subordinated Notes at the time of conversion.

        The Subordinated Note Conversion Price is subject to appropriate adjustment upon the occurrence of certain events, including (i) the issuance of shares of common stock or other shares of the Company's capital stock as a dividend or distribution on any class of capital stock of the Company, (ii) the subdivision, combination or reclassification of shares of common stock, (iii) the issuance to all or substantially all holders of common stock of rights or warrants entitling them to subscribe for or purchase shares of common stock (or securities convertible into or exchangeable for common stock) at a price per share less than the then current market price per share, as defined in the Subordinated Notes, (iv) the distribution to all or substantially all holders of common stock of evidence of indebtedness or other non-cash assets (including securities, but excluding those dividends or distributions referred to in clauses (i) and (ii) above), (v) the distribution to all or substantially all holders of common stock of rights or warrants to subscribe for securities (other than those referred to in clause (iii) above) and (vi) the distribution to all or substantially all holders of common stock of cash in an aggregate amount that (together with all other cash distributions to all or substantially all holders of common stock made within the preceding 12 months not triggering a Subordinated Note Conversion Price adjustment) exceeds the greater of (a) the net income of the Company for the last fiscal year, or (b) the average net income of the Company for the last three fiscal years. In the event of a distribution pro rata to holders of common stock of rights entitling them to subscribe for or purchase additional shares of the Company's capital stock (or securities convertible into or exchangeable for capital stock) (other than those referred to in clause (iii) above), the Company may, instead of making any adjustment in the Subordinated Note Conversion Price, make proper provision so that each holder who converts a Subordinated Note (or any portion thereof) after the Record Date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to the shares of common stock issuable upon conversion, an appropriate number of such rights. No adjustment of the Subordinated Note Conversion Price will be required to be made until the cumulative adjustments require an increase or decrease of at least 1% in the Subordinated Note Conversion Price as last adjusted. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Subordinated Note Conversion Price as it considers, in its sole discretion, to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the shares of common stock.

        In the event of a taxable distribution to holders of common stock (or other transaction) which results in any adjustment of the Subordinated Note Conversion Price, the holders of Subordinated Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. The Company may, at its option, make such reductions in the Subordinated Note Conversion Price, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

        If as a result of any adjustment, the holder of any Subordinated Note thereafter surrendered for conversion becomes entitled to receive shares of two or more classes of capital stock or common stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive) shall determine in an equitable manner the allocation of the adjusted Subordinated Note Conversion Price between and among the shares of such classes of capital stock or common stock and other Capital Stock.

        In the case of (i) any reclassification or change of the common stock (other than changes resulting from a subdivision or combination) or (ii) a consolidation, merger, or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of common stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, the holders of the Subordinated Notes then outstanding will be entitled thereafter to convert such Subordinated Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Subordinated Notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Subordinated Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and would have received per share the kind and amount received per share by a plurality of non-electing shares).

Form, Denomination and Registration.

        The Subordinated Notes were issued in fully registered form, without coupons, in denominations of $10,000 principal amount and multiples thereof.

        Global Subordinated Note; Book-Entry Form. Except as provided below, Subordinated Notes sold to "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs"), were evidenced by one or more global Subordinated Notes (collectively, the "Restricted Global Subordinated Note" or the "Global Subordinated Note") which was deposited with The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. The Global Subordinated Notes (and any Subordinated Notes issued in exchange therefor) are subject to certain restrictions on transfer set forth therein and bear the legend regarding such restrictions set forth under "Notice to Investors." Except as set forth below, record ownership of the Global Subordinated Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        A QIB may hold its interests in the Restricted Global Subordinated Note directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). All interests in a Global Subordinated Note may be subject to the procedures and requirements of DTC. Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interest in the Restricted Global Subordinated Note to such persons may be limited.

        QIBs who are not Participants may beneficially own interests in the Global Subordinated Note held by DTC only through Participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Subordinated Note, Cede for all purposes will be considered the sole holder of the Global Subordinated Note. Except as provided below, owners of beneficial interests in the Global Subordinated Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof.

        Payment of principal of and interest on the Global Subordinated Note will be made to Cede, the nominee for DTC, as the registered owner of the Global Subordinated Note by wire transfer of immediately available funds. Neither the Company nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Subordinated Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Company has been informed by DTC that, with respect to any payment of principal of and interest on the Global Subordinated Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Subordinated Notes represented by the Global Subordinated Notes, as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Subordinated Notes represented by the Global Subordinated Notes held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

        Holders who desire to convert their Subordinated Notes into common stock pursuant to the terms of the Subordinated Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

        Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Subordinated Notes represented by the Global Subordinated Notes to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

        Neither the Company nor any registrar, paying agent or conversion agent under the Subordinated Notes will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of
Subordinated Notes (including, without limitation, the presentation of Subordinated Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Subordinated Notes are credited and only in respect of the principal amount of the Subordinated Notes represented by the Global Subordinated Notes as to which such Participant or Participants has or have given such direction.

        DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchaser. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Subordinated Notes among Participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Subordinated Notes to be issued in definitive form in exchange for the Global Subordinated Notes. None of the Company nor any of its agents will have any responsibility for the performance by DTC, its Participants or Indirect Participants of its obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Subordinated Notes.

        Certificated Subordinated Notes. QIBs may request at any time that their interest in a Global Subordinated Note be exchanged for a Subordinated Note in certificated form. Certificated Subordinated Notes also may be issued in exchange for Subordinated Notes represented by the Global Subordinated Note if no successor depositary is appointed by the Company as set forth above under "--Global Subordinated Note; Book-Entry Form" or in certain other circumstances set forth in the Subordinated Notes.

        Restrictions on Transfer; Legends. The Subordinated Notes are subject to certain transfer restrictions as described below under "Notice to Investors" and certificates evidencing the Subordinated Notes will bear a legend to such effect.
Optional Redemption.

        The Subordinated Notes may be redeemed at the option of the Company in whole or from time to time in part at any time on and after May 13, 2000, on not less than 30 but not more than 60 days' notice prior to the date of redemption, at the redemption prices set forth below, together with accrued and unpaid interest thereon to the date fixed for redemption. The redemption prices for the Subordinated Notes are as follows (expressed in percentages of principal amount):

   If redeemed during the 12 month period beginning on May 13,        Percentage
   -----------------------------------------------------------        ----------

   2000..............................................................      106%
   2001..............................................................      104%
   2002..............................................................      102%
   2003 and thereafter...............................................      100%

        If less than all of the Subordinated Notes are to be redeemed, the Company will select such Subordinated Notes for redemption pro rata, by lot or by another method that the Company, in its sole discretion, considers fair and appropriate; provided that such method is not prohibited by any rule or regulation of a stock exchange or market on which the such Subordinated Notes are then listed or quoted. If any Subordinated Note is to be redeemed in part only, a new Subordinated Note or Subordinated Notes in principal amount equal to the unredeemed principal portion thereof will be issued.

        No sinking fund is provided for the Subordinated Notes.

Subordination of Subordinated Notes.

        To the extent set forth therein, the Subordinated Notes are general unsecured obligations of the Company subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness (defined below) of the Company, whether outstanding on the date of issuance of the Subordinated Notes or thereafter created, incurred, assumed or guaranteed. Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, such Senior Indebtedness must be paid in full (including the principal thereof and interest thereon) in cash before any payment is made on or in respect of principal of or interest on the Subordinated Notes or to acquire any of the Subordinated Notes.

        "Senior Indebtedness" means the principal of, interest on and other amounts due on (i) Indebtedness (as defined below) of the Company, whether outstanding on the date of issuance of the Subordinated Notes or thereafter created, incurred, assumed or guaranteed by the Company for money borrowed from banks or other financial institutions; (ii) commitment or standby fees due and payable to lending institutions with respect to credit facilities available to the Company, which credit facilities fall within the scope of clause (i) above to the extent of money borrowed thereunder; (iii) obligations under interest rate and currency swaps, floors, caps or other similar arrangements intended to fix interest rate obligations with respect to Indebtedness falling within the scope of clause (i) above; (iv) Indebtedness secured by any lien existing on property which is owned or held by the Company subject to lien to the extent of the creditor's interest in such property; (v) obligations of the Company constituting a guarantee of Indebtedness of or joint obligation with another or others which would be included in the preceding clauses (i), (ii), (iii) or
(iv), if an obligation of the Company, or (vi) renewals, extensions or refundings of any of the Indebtedness, fees or obligations referred to in the preceding clauses (i), (ii), (iii), (iv) and (v); provided that Senior Indebtedness shall not include (A) any particular Indebtedness, if, under the express provisions of the instrument creating or evidencing the same, or pursuant to which the same is outstanding, such Indebtedness is stated to be not superior in right payment to the Subordinated Notes, (B) Indebtedness of the Company to any affiliate, (C) the Subordinated Notes, (D) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods or materials purchased in the ordinary course of business, or for services, or (E) Indebtedness of the Company to a subsidiary of the Company.

        "Indebtedness" means (i) any liability of the Company, contingent or otherwise, (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of the Company or only to a portion thereof), or evidenced by a Subordinated Note, debenture or similar instrument, (B) owed for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto (including any obligation under or in connection with any letter of credit related thereto), other than accounts payable included in current liabilities incurred in respect of property and services purchased in the ordinary course of business, (C) for any letter of credit or performance bond in favor of the Company, or (D) for the payment of money relating to a capitalized lease obligation; (ii) any liability of others of the kind described in the preceding clause (i), which the Company has guaranteed, directly or indirectly, or which is otherwise its legal liability; (iii) any obligation secured by a lien to which the property or assets of the Company are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be the Company's legal liability; (iv) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii) or (iii); and (v) any unfunded pension or retiree health benefits liabilities reflected or required to be reflected on the Company's balance sheet.

        The Company expects from time to time to incur, create, assume or guarantee additional Senior Indebtedness.

        The Subordinated Notes are obligations exclusively of the Company. Since the operations of the Company are conducted principally through subsidiaries, the cash flow of the Company and the consequent ability to service its debt, including the Subordinated Notes, are dependent upon the earnings of such subsidiaries and the distribution of those earnings to the Company, or upon loans or other payments of funds by such subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Subordinated Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and certain loans and advances to the Company by such subsidiaries may be subject to certain statutory or contractual restrictions, and are contingent upon the earnings of such subsidiaries. The Company will not enter into any agreements following the Closing of this Offering that contractually limit the payment of dividends and other loans and advances to the Company by any subsidiaries without the consent of the requisite holders of the Subordinated Notes.

        The Subordinated Notes will be effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's subsidiaries. Substantially all of the Company's operations are conducted through operating subsidiaries. Any right of the Company to receive assets of any such subsidiary upon the liquidation or reorganization of any such subsidiary (and the consequent right of the holders of the Subordinated Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such subsidiary and any Indebtedness of such subsidiary senior to that held by the Company. The Subordinated Notes require that, if the Company transfers any portion of the proceeds of the sale of the Subordinated Notes to any subsidiary, it shall cause such subsidiary to execute and deliver to the Company a subordinated promissory Subordinated Note in a principal amount equal to the amount of proceeds so transferred, having terms, including maturity, interest rate and subordination provisions, identical to the Subordinated Notes.

        By reason of the subordination, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Subordinated Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of an Event of Default under the Subordinated Notes.


Events of Default; Notice and Waiver.

        If an Event of Default (as defined in the Subordinated Notes), other than an Event of Default resulting from bankruptcy, insolvency or reorganization occurs and is continuing, the holders of at least 75% in principal amount of the Subordinated Notes then outstanding may, by notice to the Company, declare all unpaid principal and accrued interest to the date of acceleration on the Subordinated Notes then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, all unpaid principal of and accrued interest on the Subordinated Notes then outstanding shall become and be due and immediately payable without any declaration or other act on the part of the Company or any holders.

        The Subordinated Notes provide that the holders of a majority in aggregate principal amount of the Subordinated Notes may on behalf of all holders waive any existing default or Event of Default and its consequences except a default in the payment of principal (other than principal due by acceleration) of or interest on the Subordinated Notes which default materially and adversely affects the rights of any holder under the Subordinated Notes.

        The following are Events of Default under the Subordinated Notes: (i) failure to pay principal when due, at maturity, upon redemption, acceleration or otherwise; (ii) failure of the Company to pay interest for 30 days after the same is due; (iii) failure of the Company to comply with any of its other agreements contained in the Subordinated Notes for 45 days after receipt of notice of such failure from the Company or the holders of at least 75% in principal amount of the Subordinated Notes then outstanding; (iv) certain events of bankruptcy, insolvency or reorganization of the Company or any subsidiary; and (v) a default on the payment of principal or interest in respect of any other Indebtedness of the Company in excess of $10 million individually or in the aggregate.

        The Company shall, following the occurrence of any default (the term "default" to include the events specified above without grace or notice) known to it, immediately give to the holders notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of the Subordinated Notes, the Company shall be protected in withholding of such notice if it in good faith determines that the withholding of such notice is in the interest of the holders.

Consolidation or Merger.

        The Company may, without the consent of holders of the Subordinated Notes, consolidate with, merge into, or convey or transfer all or substantially all of its assets to any other corporation organized under the laws of the United States or any political subdivision thereof or therein, provided that (i) the successor corporation assumes all obligations of the Company under the Subordinated Notes, (ii) after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met.

Registration Rights.

        On September 29, 1998, the Company filed with the Commission, a shelf registration statement (the "Shelf Registration Statement") appropriate for covering resales by holders of all common stock issuable upon conversion of the Subordinated Notes. The Company will use all reasonable efforts to keep the registration statement effective until May 13, 2000, or such earlier date when the holders of the Securities are able to sell all such Securities immediately without restriction pursuant to Rule 144(k) under the Securities Act or any successor rule thereto or otherwise.

        Each holder must notify the Company not later than three business days prior to any proposed sale by such holder of Securities pursuant to the Shelf Registration Statement, which notice shall be effective for five business days. The Company may, upon written notice to such holder, suspend such holder's use of the exchange offering memorandum (which is part of the Shelf Registration Statement) for a reasonable period not to exceed 60 days if the Company in its reasonable judgment believes it may possess material non-public information the disclosure of which would have a material adverse effect on the Company and its subsidiaries taken as a whole. Each holder, by its acceptance of a Subordinated Note, agrees to hold any communication by the Company in response to a notice of a proposed sale under the Shelf Registration Statement in confidence.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material United States federal income tax consequences to you if you choose to participate the exchange. The following also summarizes certain United States federal income tax consequences of holding Series E Convertible Preferred Stock after the exchange. This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. Also, this summary does not purport to deal with aspects of United States federal income taxation that may be relevant to persons who are subject to special treatment under United States federal income tax laws, such as dealers in securities, financial institutions, life insurance companies, tax-exempt entities, individuals who are not a citizens or residents of the United States, corporations, partnerships and other entities that are not organized under the laws of the United States or one of its political subdivisions, persons who acquired Notes as compensation, and persons that hold Notes or Series E Convertible Preferred Stock as part of a hedge, conversion transaction, straddle or other risk reduction transaction. In addition, this summary does not purport to deal with the United States federal income tax consequences of the exchange to Note holders who do not hold their Notes as capital assets. Furthermore, this summary does not consider the effect of any state, local or foreign tax laws. We have not sought, nor do we intend to seek, a ruling from the Internal Revenue Service as to any of the matters contained in this summary and there can be no assurance that the Internal Revenue Service will not successfully challenge the conclusions reached in this summary. We strongly urge you to consult your tax advisors concerning the United States federal income tax considerations that may be specific to you, as well as any tax consequences arising under the laws of any other taxing jurisdiction, before you decide whether to participate in the exchange.

        The following summary is based upon provisions of the Internal Revenue Code, existing and proposed Treasury Regulations promulgated under the Internal Revenue Code, rulings of the Internal Revenue Service, and judicial decisions in effect as of the date of this offering memorandum. Those authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those described below.

The Exchange.

        The exchange will be a reorganization under Section 368(a)(1)(E) of the Internal Revenue Code. Certain federal income tax consequences of the exchange will depend on whether the Notes constitute "securities" for federal income tax purposes. The term "security" is not defined in the Internal Revenue Code or in the Treasury Regulations. Other authorities indicate that whether a debt instrument qualifies as a "security" for purposes of the Internal Revenue Code depends on an overall evaluation of the nature of the instrument, with the primary focus being on whether the instrument represents a substitute for cash. One of the most important factors considered is the original term of instrument, or the length of time between the issuance of the instrument and its maturity. In general, instruments with an original term of more than 10 years are likely to be treated as "securities," and instruments with an original term of less than five years are unlikely to be treated as securities. Because the original term of the Notes is between 5 and 10 years, it is impossible to be certain regarding the treatment of the Notes as "securities." Nevertheless, based on an overall evaluation of the nature of Notes, the Company believes that the Notes constitute "securities" for federal income tax purposes.

        The Company intends to take the position that the Notes constitute "securities" for purposes of the Internal Revenue Code. If that position is correct, then:

        o Except for cash received instead of a fractional share of Series E Convertible Preferred Stock, you will not recognize gain or loss as a result of participating in the exchange.

        o Series E Convertible Preferred Stock that you receive in the exchange that is attributable to interest that has accrued on the Notes since the beginning of your holding period will be taxable as ordinary income, except to the extent that you have previously been taxed on that interest.

        o Your basis in Series E Convertible Preferred Stock that you receive in the exchange (except for stock that is attributable to accrued interest on which you have not previously been taxed) will be equal to your basis in the exchanged Notes.

        o Your basis in Series E Convertible Preferred Stock that you receive in the exchange that is attributable to accrued interest on which you have not previously been taxed will equal the fair market value of that stock.

        o Your holding period for Series E Convertible Preferred Stock that you receive in the exchange (except for stock that is attributable to accrued interest on which you have not previously been taxed) will include your holding period for the exchanged Notes.

        o Your holding period for Series E Convertible Preferred Stock that you receive in the exchange that is attributable to accrued interest on which you have not previously been taxed will begin on the day after the exchange.

        o Cash that you receive instead of a fractional share of Series E Convertible Preferred Stock will be treated as if you received the fractional share and exchanged it for cash. You will recognize gain or loss to the extent of the difference between your tax basis in the fractional share and the amount of cash that your receive.

        o If you purchased the Notes that you transfer in the exchange for less than their face amount, then we believe that any accrued market discount (within the meaning of Section 1276 of the
               Internal  Revenue  Code)  with  respect  to those  Notes  will be taxable ordinary income when you dispose of the Series E Convertible Preferred Stock that you receive in the exchange (except for Series E Convertible Preferred Stock that is attributable to accrued interest). However, it is possible that the Internal Revenue Service could take the position that the accrued market discount is taxable ordinary income on the date of the exchange (resulting in an increased basis in the Series E Convertible Preferred Stock that you receive in the exchange).

        It is possible that the Internal Revenue Service will challenge the position taken by the Company, and assert instead that the Notes are not "securities" for purposes of the Internal Revenue Code. If such a challenge were successful, then:

        o Series E Convertible Preferred Stock that you receive in the exchange that is attributable to interest that has accrued on the Notes since the beginning of your holding period will be taxable as ordinary interest income, except to the extent that you have previously been taxed on that interest.

        o If you purchased the Notes that you transfer in the exchange for less than their face amount, then any Series E Convertible Preferred Stock that you receive in the exchange that is attributable to accrued market discount (within the meaning of Section 1276 of the Internal Revenue Code) with respect to those Notes will be taxable as ordinary income.

        o You will recognize capital gain or loss to the extent that the fair market value of the Series E Convertible Preferred Stock (except for stock that is attributable to accrued interest or accrued market discount) and cash that you receive in the exchange exceeds your basis in the exchanged Notes.

        o Your basis in Series E Convertible Preferred Stock that you receive in the exchange will equal the fair market value of that stock.

        o Your holding period for Series E Convertible Preferred Stock that you receive in the exchange will begin on the day after the exchange.

Dividends on Series E Convertible Preferred Stock.

        Cash and stock dividends. All distributions of cash or stock on the Series E Convertible Preferred Stock will be taxable as ordinary dividend income to the extent of the Company's current and accumulated earnings and profits. The amount of any distribution in excess of current and accumulated earnings will be treated:

        o First, as a tax-free return of capital which will reduce your adjusted basis in your Series E Convertible Preferred Stock (but not below zero).

        o If the distribution exceeds your adjusted basis in your Series E Convertible Preferred Stock, any excess will be taxed as capital gain.

        Accrued and unpaid dividends. Although not free from doubt, we believe that accrued dividends will not be taxable until they are paid in either cash or stock. In addition, any shares of common stock that you receive when you convert your Series E Convertible Preferred Stock into common stock that are attributable to accrued and unpaid dividends will probably be treated as a deemed distribution at the time of conversion, taxable as ordinary dividend income under Section 305 of the Internal Revenue Code. Notwithstanding the two preceding sentences, the Internal Revenue Service could take the position that you should be taxed annually on unpaid dividends as they accrue.

        Dividends to corporate shareholders. If you are a corporate shareholder, a distribution on your Series E Convertible Preferred Stock that is treated as a dividend will generally qualify for a dividends-received deduction under Section 243 of the Internal Revenue Code. You should note, however, that we cannot assure you that the dividends-received deduction will apply to distributions on Series E Convertible Preferred Stock or that we will have current or accumulated earnings and profits in the future. In addition, there are many restrictions relating to the availability of the dividends-received deduction.

        Redemption premium. "Redemption premium" is the excess of the redemption price of preferred stock over its issue price. The redemption premium (if any) of the Series E Convertible Preferred Stock could be taxed as ordinary dividend income on an accrual basis, but only if it is more likely than not that we will exercise our right to redeem the Series E Convertible Preferred Stock. Based on all the facts and circumstances, we do not believe that it is more likely than not that we will exercise that right. Therefore, we do not believe that the redemption premium (if any) of the Series E Convertible Preferred Stock will taxed as ordinary dividend income. However, it is possible that the Internal Revenue Service could challenge this position.

Sale,   redemption,   conversion  or  other  taxable  disposition  of  Series  E
Convertible Preferred Stock.

        Sale  or  other  taxable  disposition.   In  a  sale  or  other  taxable
disposition of your Series E Convertible Preferred Stock, you will generally recognize capital gain or loss equal to the difference between:

        o the amount of cash and the fair market value of property you receive in the sale or other disposition, and

        o  your adjusted basis in your Series E Convertible Preferred Stock.

        However, gain in a sale or other taxable disposition attributable to accrued market discount through the application of Section 1276(c) of the Internal Revenue Code, or attributable to accrued and unpaid dividends on which you have not previously been taxed, will probably be taxable as ordinary income.

        Redemption. Generally, in a redemption of your Series E Convertible Preferred Stock, you will recognize capital gain or loss if, taking into account all stock that you own actually or constructively under Section 318 of the Internal Revenue Code:

        o your equity interest in the Company is completely terminated as a result of the redemption; or

        o the redemption is "not essentially equivalent to a dividend" within the meaning of Section 302(b)(1) of the Internal Revenue Code.

        If the redemption does not meet either of these tests, the proceeds of the redemption will generally be treated as a distribution taxable as described above in the section entitled "Dividends on Series E Convertible Preferred Stock--cash and stock dividends." In addition, regardless of whether either of the above tests is met, gain in a redemption attributable to accrued market discount through the application of Section 1276(c) of the Internal Revenue Code, or attributable to accrued and unpaid dividends on which you have not previously been taxed, will probably be taxable as ordinary income.

        Conversion. Generally, you will not recognize gain or loss when you convert any of your Series E Convertible Preferred Stock into common stock, except to the extent that you receive cash in lieu of a fractional share. However, you will probably be taxed at the time of conversion with respect to accrued and unpaid dividends as discussed above in the section entitled "Dividends on Series E Convertible Preferred Stock--accrued and unpaid dividends." Except for any shares attributable to accrued but unpaid dividends on which you have not yet been taxed as of the time of conversion, when you convert any of your Series E Convertible Preferred Stock into common stock:

        o Your tax basis in each share of common stock that you receive upon conversion will equal your tax basis in the share of Series E Convertible Preferred Stock that you converted therefor.

        o Your holding period for each share of common stock that you receive upon conversion will include your holding period for the share of Series E Convertible Preferred Stock that you converted therefor.
        We believe that any accrued market discount (within the meaning of Section 1276 of the Internal Revenue Code) with respect to Series E Convertible Preferred Stock that you convert into common stock will be taxable ordinary income when you dispose of that common stock. However, it is possible that the Internal Revenue Service could take the position that the accrued market discount is taxable ordinary income on the date of conversion (resulting in an increased basis in the common stock that you receive in the conversion).

Backup withholding

        You may be subject to backup withholding tax at a rate of 31% for dividends paid on, or proceeds from a sale, exchange or redemption of your Series E Convertible Preferred Stock. Backup withholding is not an additional tax, but is a method of tax collection. Generally, backup withholding applies only if:

        o you fail to furnish us with a correct taxpayer identification number or fail to demonstrate that you otherwise qualify for an exemption;

        o the Internal Revenue Service notifies us that your taxpayer identification number is not correct;

        o you failed to report properly the receipt of a "reportable payment" on one or more occasions and the Internal Revenue Service has notified us that withholding is required; or

        o you fail to comply with certain certification procedures under the applicable provisions of the Internal Revenue Code.

        You will be allowed to credit the amount of a payment withheld from you under the backup withholding rules against your federal income tax liability and you may be entitled to a refund, provided you furnish certain information to the Internal Revenue Service. However, some holders of Series E Convertible Preferred Stock (such as corporations and financial institutions) are not subject to backup withholding. You should consult your tax advisor as to your qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

                              PLAN OF DISTRIBUTION

        The Company is offering to exchange Notes for shares of Series E Convertible Preferred Stock pursuant to an exemption from the registration and prospectus requirements of the Securities Act of 1933, as amended. Accompanying this exchange offering memorandum is a letter of transmittal to be used by holders of Notes to tender their principal amount of Notes to the Company pursuant to the exchange offers. To tender your Notes in any of the exchange offers, you must complete, sign and date the letter of transmittal, or a facsimile thereof, in accordance with its instructions and the instructions contained in this exchange offering memorandum. You must then mail or otherwise deliver such letter of transmittal, or such facsimile, together with the Notes to be exchanged and any other required documentation to The Bank of New York, as exchange agent, at the address indicated in the letter of transmittal. See "The Exchange Offers--Procedures for Tendering."

        Any financial institution that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of any of the Notes by causing DTC to transfer such Notes into the exchange agent's account in accordance with DTC's procedure for such transfer. Although delivery of Notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at its address set forth in this exchange offering memorandum under "The Exchange Offers--Exchange Agent" before midnight, New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

        Following consummation of the exchange offers, we may, in our sole discretion, commence one or more additional exchange offers to holders of Notes who did not exchange their Notes for shares of Series E Convertible Preferred Stock in the exchange offers on terms which may differ from those contained in this exchange offering memorandum. This exchange offering memorandum, as it may be amended or supplemented from time to time, may be used by us in connection with any such additional exchange offers.

                              FINANCIAL STATEMENTS

        Item 8 of the Company's 1998 Form 10-K entitled "Financial Statements and Supplementary Data" is hereby incorporated by reference into this exchange offering memorandum. Holders of Notes are encouraged to review these financial statements starting at page 27 of Exhibit A.

        Item 1 of the Company's September 30, 1999 Form 10-Q entitled "Financial Statements" is hereby incorporated by reference into this exchange offering memorandum. Holders of Notes are encouraged to review these financial statements starting at page 1 of Exhibit C.

Exhibit 2

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                    FORM 10-K

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998
                         Commission file number 0-25998

                        WASTE SYSTEMS INTERNATIONAL, INC.
              (Exact name of registrant as specified in its charter)


        Delaware                                                   95-4203626
     (State or other                                            (I.R.S. Employer
     jurisdiction of                                             Identification
incorporation or organization)                                         No.)

  420 Bedford Street, Suite 300
   Lexington, Massachusetts                                             02420
(Address of principal executive offices)                             (zip code)

                            (781) 862-3000 Phone
                            (781) 862-2929 Fax
              (Registrant's telephone number, including area code)
                          ------------------------

         Securities registered pursuant to Section 12(b) of the Act: None
                  Securities registered pursuant to Section
                              12(g) of the Act:

                    Common Stock, $.01 par value per share
                           ------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K X

     As of March 24, 1999, the market value of the voting stock of the Registrant held by non-affiliates of the Registrant was $50,492,453

     The number of shares of the Registrant's common stock, par value $.01 per share, outstanding as of March 24, 1999 was 11,220,545.

                        DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. Portions of the Registration Statement on Form S-1 of Waste Systems International, Inc. (No. 33-93966) are incorporated by reference into Part IV of this Form 10-K.

                               TABLE OF CONTENTS


                                                                           Page
PART I
     Item 1.    Business                                                      1
     Item 2.    Properties                                                    11
     Item 3.    Legal Proceedings                                             11
     Item 4.    Submission of Matters to a
                  Vote of Security Holders                                    11

PART II
     Item 5.    Market For Registrant's Common Equity and Related
                  Stockholder Matters                                         12
     Item 6.    Selected Financial Data                                       13
     Item 7.    Management's Discussion and Analysis of Financial
                  Condition and Results of Operations                         15
     Item 8.    Financial Statements and Supplementary Data                   26
     Item 9.    Changes in and Disagreements with Accountants on
                  Accounting and Financial Disclosure                         49

PART III
     Item 10.   Directors and Executive Officers                              49
     Item 11.   Executive Compensation                                        52
     Item 12.   Security Ownership of Certain Beneficial
                  Owners and Management                                       55
     Item 13.   Certain Relationships and Related Transactions                57

PART IV
     Item 14.   Exhibits, Financial Statement Schedules,
                  and Reports on Form 8-K                                     58

     Signatures                                                               59

Note Regarding Forward Looking Statements:

This Annual Report on Form 10-K contains forward-looking statements concerning among other things, the Company's expected future revenues, operations and expenditures and estimates of the potential markets for the Company's services. Such statements made by the Company fall within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All such forward-looking statements are necessarily only estimates of future results and the actual results achieved by the Company may differ materially from these projections due to a number of factors as discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Affecting Future Operating Results" of this Form 10-K.

                                PART I

Item 1.  Business

The Company

         Waste Systems International, Inc. (the "Company" or "WSI") is an integrated non-hazardous solid waste management company that provides solid waste collection, recycling, transfer and disposal services to commercial, industrial, residential and municipal customers within certain regional markets in the Northeast and Mid-Atlantic States where it operates. The Company is achieving significant growth by implementing an active acquisition strategy. During 1998, the Company completed 34 acquisitions of landfills, collection companies and transfer stations. At December 31, 1998, the Company owned three landfills in Vermont and Central Pennsylvania. Subsequent to December 31, 1998, the Company acquired a fourth landfill located in Central Pennsylvania which significantly increased the Company's disposal capacity in that region. The Company's Moretown Landfill in Vermont and Sandy Run Landfill in Central Pennsylvania are currently operating and permitted to accept 120,000 and 86,000 tons per year, respectively. The Company's Mostoller Landfill in Central Pennsylvania is permitted to accept 624,000 tons per year and is scheduled to commence operations in the second half of 1999, subject to receipt of certain incidental permits and final construction. As of December 31, 1998, the aggregate remaining estimated permitted capacity of the Company's three owned landfills was approximately 18.5 million cubic yards. In addition, the Company has contracted with the Town of South Hadley, Massachusetts to operate that Town's landfill which has estimated capacity of approximately 1.87 million cubic yards available for future disposal, subject to receipt of required permits. The Company also owns four operating transfer stations and has acquired another that is permitted and is ready to begin construction. As of December 31, 1998, the Company's collection operations serve a total of approximately 52,000 commercial, industrial, residential and municipal customers in the Vermont, Central Pennsylvania, Central Massachusetts and Central Upstate New York markets.

     The Company has completed 6 acquisitions since January 1, 1999 (See Management's Discussion And Analysis Of Financial Condition And Results Of Operations - Recent Business Developments- Acquisitions) which have significantly increased the Company's presence within the geographic regions in which it operates. Included in the 6 acquisitions are Community Refuse Services, Inc., which is a landfill located in Central Pennsylvania, and Cumberland Waste Service, Inc., a collection operation serving over 2,300 customers in the geographical area surrounding the landfill. The landfill acquisition will add approximately 6.0 million cubic yards of capacity for the region and is permitted to accept 306,000 tons of municipal solid waste per year. As a result, management believes that the Company is poised to continue its growth in these areas and to enhance its profitability through the implementation of operating efficiencies.

         The Company focuses on the operation of an integrated non-hazardous solid waste management business, including the ownership and operation of landfills, solid waste collection services and transfer stations. The Company's objective is to expand the current geographic scope of its operations primarily within the Northeast and Mid-Atlantic regions of the United States, and to become one of the leading providers of non-hazardous solid waste management services in each local market that it serves. The key elements of the Company's strategy for achieving its objective are: (i) to acquire and integrate solid waste disposal capacity, transfer stations and collection operations in its targeted new markets, (ii) to generate internal growth through increased sales penetration and the marketing of additional services to existing customers and
(iii) to enhance profitability by increasing operating efficiency.

Industry Overview

        Based on published industry information, the solid waste management industry generated approximately $38 billion in revenue during 1997. Of this $38 billion aggregate revenue, approximately 44% was generated by public companies, approximately 33% was generated by municipal governments, and the remaining 23% was generated by numerous private solid waste operators.

        The  solid  waste   management   industry  is   generally   experiencing
significant consolidation and integration. The Company believes that the consolidation and integration is a result of the following factors, among others: (i) increasingly stringent environmental regulations which have resulted in an increased need for substantial capital to maintain regulatory compliance;
(ii) the inability of many smaller operators to achieve the economies of scale necessary to compete with larger providers; (iii) the competitive and economic benefits of providing integrated collection, recycling, transfer and disposal services; and (iv) the privatization of solid waste assets and services by municipalities. Although significant consolidation has occurred within the solid waste management industry, the Company believes the industry remains highly fragmented and that a substantial number of potential acquisition opportunities remain, including within the Northeast and Mid-Atlantic regions where it operates.

        Stringent environmental regulations have resulted in rising costs for owners of landfills while permits required for landfill development, expansion or construction have also become increasingly difficult to obtain. These ongoing costs are coupled with increased financial reserve requirements for closure and post-closure monitoring. Certain of the smaller industry participants have found these costs and regulations burdensome and have decided either to close their operations or to sell them to larger operators. As a result, the number of operating landfills has decreased while the size of landfills has increased.

        Economies of scale, driven by the high fixed costs of landfill assets and the associated profitability of each incremental ton of waste, have led to the development of higher volume, regional landfills. Integrated operators achieve economies of scale in the solid waste collection and disposal industry through vertical integration of their operations that may generate a significant waste stream for these high-volume landfills. Integrated companies gain further competitive advantage over non-integrated operators by being able to control the waste stream. The ability of larger integrated companies to internalize the collected solid waste (i.e., collecting the waste at the source, transferring it through their own transfer stations and disposing of it at their own disposal facility), coupled with access to significant capital resources to make acquisitions, has created an environment in which large integrated companies can operate more cost effectively and competitively than non-integrated operators.

        The trend toward consolidation in the solid waste industry is further supported by the increasing tendency of a number of municipalities to privatize their waste disposal operations. Privatization is often an attractive alternative for municipalities due, among other reasons, to the ability of integrated operators to leverage their economies of scale to provide the community with a broader range of services while enabling the municipality to reduce its own capital asset requirements. The Company believes that the financial condition of municipal landfills was adversely affected by the 1994 United States Supreme Court decision which declared "flow control" laws unconstitutional, particularly in the Northeastern states. These laws had required waste generated in counties or districts to be disposed of at the respective county or district-owned landfills or incinerators. The reduction in the captive waste stream to these facilities, resulting from the invalidation of such laws, forced the counties that owned them to increase their per ton tipping fees to meet municipal bond payments. The Company believes that these market dynamics are factors causing municipalities throughout the northeastern states to consider the privatization of public facilities.

Strategy

        The Company's objective is to expand the current geographic scope of its operations primarily within the Northeast and Mid-Atlantic regions of the United States, and to become one of the leading providers of non-hazardous solid waste management services in each local market that it serves. The key elements of the Company's strategy for achieving its objective are: (i) to acquire and integrate solid waste disposal capacity, transfer stations and collection operations in its targeted new markets, (ii) to generate internal growth through increased sales penetration and the marketing of additional services to existing customers and (iii) to enhance profitability by increasing operating efficiency. The Company intends to implement this strategy as follows:

        Expansion Through Acquisitions. During 1998, the Company completed 34 acquisitions within 4 states in the Northeast and Mid-Atlantic regions. The Company intends to continue to expand by acquiring solid waste disposal capacity and collection companies in new and existing markets. In considering new markets, the Company evaluates opportunities to acquire or otherwise control sufficient landfills, transfer stations and collection operations which would enable it to generate an integrated waste stream and achieve the disposal economies of scale necessary to meet its market share and financial objectives. The Company has established criteria, which enable it to evaluate the prospective acquisition opportunity and the target market. Historically, the Company has entered new markets, which are adjacent to its existing markets; however, the Company is considering new markets in non-contiguous geographic areas, which meet its criteria.

        Internal Growth. In order to generate continued internal growth, the Company has focused on increasing sales penetration in its current and adjacent markets, soliciting new commercial, industrial and residential customers, marketing upgraded services to existing customers and, where appropriate, raising prices. As customers are added in existing markets, the Company's revenue per routed truck is improved, which generally increases the Company's collection efficiencies and profitability. The Company uses transfer stations, which serve to link disparate collection operations with Company landfills, as an important part of its internal growth strategy.

        Operating Enhancements for Acquired and Existing Businesses. The Company has implemented a system that establishes standards for each of its markets and tracks operating criteria for its collection, transfer, disposal and other services to facilitate improved profitability in existing and acquired operations. These measurement criteria include collection and disposal routing efficiency, equipment utilization, cost controls, commercial weight tracking and employee training and safety procedures. The Company believes that by establishing standards and closely monitoring compliance, it is able to improve existing and acquired operations. Moreover, where the Company is able to internalize the waste stream of acquired operations, it is further able to increase operating efficiencies and improve capacity utilization.


Acquisition Program

        The Company is pursuing an active acquisition strategy to achieve its objective of expanding the current geographical scope of its operations and becoming a leading provider of integrated solid waste management services in each of the markets it serves. The Company seeks acquisitions that are consistent with its three-step acquisition program designed to (i) acquire long-term disposal capacity in targeted regional markets, (ii) acquire collection companies and transfer stations which will serve as platforms in the targeted regions to secure a stable long-term waste flow, and (iii) secure "tuck-in acquisitions" of small but complementary collection companies to increase a regional operation's profitability.

        The following table sets forth acquisitions completed by the Company through March 24, 1999:

Acquisition                          Month Acquired          Principal Business              Location
-----------                          ---------------         ------------------              ---------
Vermont Region

Grady Majors Rubbish Removal         September 1998          Collection                      St. Albans, VT

Cota Sanitation                      June 1998               Collection                      Newport, VT

Vincent Moss                         June 1998               Collection                      Newport, VT

Austin Rubbish Removal               June 1998               Collection                      Newport, VT

Surprenant Rubbish, Inc.             June 1998               Collection                      Newport, VT

Fortin's Trucking of Williston       May 1998                Collection                      Williston, VT

John Leo & Sons, Ltd.                March 1998              Collection                      Burlington, VT

Rapid Rubbish Removal, Inc.          February 1998           Collection/Transfer Station     St. Johnsbury, VT

Greenia Trucking                     February 1998           Collection                      St. Albans, VT

Doyle Disposal                       January 1998            Collection                      Barre, VT

Perkins Disposal                     January 1998            Collection                      St. Johnsbury, VT

CSWD Transfer Station*               October 1997            Transfer Station                Williston, VT

The Hartigan Company                 January 1997            Collection                      Stowe, VT

Waitsfield Transfer Station          November 1995           Transfer Station                Waitsfield, VT

Moretown Landfill                    July 1995               Landfill                        Moretown, VT



                                       3





Acquisition                          Month Acquired          Principal Business              Location
-----------                          --------------          ------------------              ----------
Central Pennsylvania Region

Cumberland Waste Service, Inc        March 1999              Collection                      Cumberland, PA

Community Refuse Service, Inc        March 1999              Landfill                        Cumberland, PA

Koontz Disposal                      January 1999            Collection                      Boswell, PA

Jim's Hauling, Inc.                  January 1999            Collection                      Duncansville, PA

Mostoller Landfill, Inc.             August 1998             Landfill                        Somerset, PA

Worthy's Refuse Service              August 1998             Collection                      McVey Town, PA

Sandy Run Landfill                   July 1998               Landfill                        Hopewell, PA

Patterson's Hauling                  May 1998                Collection                      Altoona, PA

Pleasant Valley Hauling              May 1998                Collection                      Altoona, PA

Horvath Sanitation, Inc./
Eagle Recycling, Inc.                May 1998                Collection                      Altoona, PA

McCardle Refuse Company              May 1998                Collection                      Burham, PA


Central Massachusetts Region

Troiano Trucking, Inc.               March 1999              Collection                      Worcester, MA

Steve Provost Rubbish Removal        December 1998           Collection                      Rochdale, MA

Sunrise Trucking                     December 1998           Collection                      Spencer, MA

Trashworks                           November 1998           Collection                      Worcester, MA

Mattei-Flynn Trucking, Inc.          August 1998             Collection                      Auburn, MA

Mass Wood Recycling, Inc.            July 1998               Transfer Station                Oxford, MA


Central Upstate New York Region

Santaro Trucking Co., Inc.           January 1999            Collection                      Syracuse, NY

Richard A. Bristol, Sr.              November 1998           Collection                      Rome, NY

Bristol Trash and Recycling II       November 1998           Collection                      Rome, NY

Shepard Disposal Service             October 1998            Collection                      Oneida, NY

Emmons Trash Removal                 October 1998            Collection                      Sherill, NY

Wayne Wehrle                         September 1998          Collection                      Clinton, NY

Phillip Trucking                     September 1998          Collection                      Wampsville, NY

Mary Lou Mauzy                       September 1998          Collection                      Cazenovia, NY

Costello's Trash Removal             September 1998          Collection                      Cazenovia, NY

Bliss Rubbish Removal, Inc.*         September 1998          Collection/Transfer Station     Camden, NY

Besig & Sons                         September 1998          Collection                      Westmoreland, NY

Larry Baker Disposal, Inc.           September 1998          Collection                      Oneida, NY

-----------------------

* Acquisition pursuant to lease/purchase arrangement.

Integrated Solid Waste Management Operations

        The Company's operations include the ownership and/or operation of landfills, solid waste collection services and transfer stations. As the Company has executed its acquisition strategy and integrated the solid waste management assets acquired, the Company's rate of internalization of its operations has increased. Throughout 1998, the Company increased the amount waste collected by the Company that was subsequently disposed at Company landfills and increased the amount of the solid waste delivered for disposal at the Company's landfills that was collected by the Company.

        Solid Waste Collection. The Company's solid waste collection operations served approximately 52,000 commercial, industrial, residential and municipal customers at December 31, 1998. A majority of the Company's commercial and industrial collection services are performed under service agreements with terms ranging from one to three years, and fees are determined by such factors as collection frequency, type of equipment and containers furnished, the type, volume and weight of the solid waste collected, the distance to the disposal or processing facility and the cost of disposal or processing. The Company's residential collection and disposal services are performed either on a subscription basis (i.e., with no underlying contract) with individuals, or under contracts with municipalities, homeowners associations, apartment owners or mobile home park operators. Revenues from collection operations accounted for approximately 73.5% of the Company's revenues for the year ended December 31, 1998.

        Landfills. At December 31, 1998, the Company owned three landfills and has an agreement to operate a fourth landfill under a long-term operating agreement. The Moretown Landfill and Sandy Run Landfill, which are the Company's only operating landfills at December 31, 1998, include leachate collection systems, groundwater monitoring systems and, where required, active methane gas extraction and recovery systems.

        During 1998, over 95% of the solid waste from the Company's Vermont operations was delivered for disposal at the Moretown Landfill and approximately 63% of the solid waste delivered for disposal at the Moretown Landfill during this period was collected by the Company. During 1998, approximately 59% of the solid waste from the Company's Central Pennsylvania operations was delivered for disposal at the Sandy Run Landfill and approximately 58% of the solid waste delivered for disposal at the Sandy Run Landfill during this period was collected by the Company. Revenue from landfill operations accounted for approximately 20.1% of the Company's revenues for the year ended December 31, 1998.

        The following table provides certain information regarding the landfills that the Company owns or operates. All information is provided as of December 31, 1998, except for Community Refuse Service, Inc. which is as of March 12, 1999.

Remaining Estimated Permitted Capacity
                                          Estimated              Capacity in
                                        Total Remaining           Permitting
                                       Permitted Capacity          Process
Landfill             Location            (Cubic Yards)         (Cubic Yards)(1)
--------------------------------------------------------------------------------

Mostoller          Somerset, PA          14,200,000                   -
Sandy Run          Hopewell, PA           2,865,000                   -
Moretown           Moretown, VT           1,478,000                   -
South Hadley(2)    South Hadley, MA             -                 2,000,000
Community Refuse
  Service, Inc.    Cumberland, PA         6,000,000                   -

------------

(1) Represents capacity for which the Company has begun the permitting process. Does not include additional available capacity at the site for which permits have not yet been sought.

(2) The South Hadley Landfill will be operated pursuant to an operating agreement expiring in 2015.

        Once the permitted capacity of a particular landfill is reached, the landfill must be closed and capped if additional capacity is not authorized. The Company establishes reserves for the estimated costs associated with such closure and post-closure costs over the anticipated useful life of such landfill. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Certain Factors Affecting Future Operating Results -Adequacy of Accruals for Closure and Post-Closure Costs."

        Transfer Station Services. At December 31, 1998, the Company owned four operating transfer stations. In addition, the Company has acquired another transfer station that is permitted and in the process of construction. The transfer stations receive, compact and transfer solid waste collected from the Company's various collection operations and from third parties to long-haul vehicles for transport to landfills. The Company believes that transfer stations benefit the Company by (i) increasing the size of the waste shed, which has access to the Company's landfills and (ii) reducing costs by improving utilization of collection personnel and equipment. Revenues from transfer station services accounted for approximately 6.4% of the Company's revenues for the year ended December 31, 1998.

Regional Operations

        The Company's current or planned solid waste management operations are as follows:

        Vermont Operations. The Company established its first integrated solid waste management operations in the geographical area surrounding its Moretown Landfill. In addition to the Moretown Landfill, the Company currently owns and/or operates three transfer stations and collection operations serving commercial, industrial, residential and municipal customers in the Burlington, St. Albans, St. Johnsbury, Newport and Barre-Montpelier, Vermont areas. The Vermont operations serve approximately 6,200 residential customers and approximately 2,600 other customers, including commercial, industrial and municipal customers. The first cell ("Cell 1") at the Moretown Landfill is permitted to receive approximately 120,000 tons per year and had remaining estimated permitted capacity at December 31, 1998 of approximately 78,000 cubic yards. The Company received all of the permits required for development and operation of the second cell ("Cell 2") and began construction on Cell 2 in July 1998. Cell 2 will increase the permitted landfill capacity by an estimated additional 1.4 million cubic yards. The Company expects that Cell 2 will be available to receive solid waste late in the second quarter of 1999. During 1998, over 95% of the solid waste from the Company's Vermont operations was delivered for disposal at the Moretown Landfill and approximately 63% of the solid waste delivered for disposal at the Moretown Landfill during this period was collected by the Company.

        Central Pennsylvania Operations. In May 1998, the Company commenced operations in Central Pennsylvania, through the acquisition of Horvath Sanitation, Inc. and Eagle Recycling, Inc. ("Eagle"), which are based in Altoona, Pennsylvania. Subsequently, the Company completed four tuck-in acquisitions which have been integrated with Eagle's operations. At December 31, 1998, the Central Pennsylvania operations serve approximately 24,000 residential customers and 2,500 other customers, including commercial, industrial and municipal customers. In July 1998, the Company acquired the Sandy Run Landfill, a 700-acre, 3.0 million cubic yard permitted solid waste landfill in Hopewell, Pennsylvania and began the process of integrating Eagle's operations with the Sandy Run Landfill. The Sandy Run Landfill is currently permitted to receive approximately 86,000 tons per year and had remaining estimated permitted capacity at December 31, 1998 of approximately 2.9 million cubic yards. During 1998, approximately 59% of the solid waste from the Company's Central Pennsylvania operations was delivered for disposal at the Sandy Run Landfill and approximately 58% of the solid waste delivered for disposal at the Sandy Run Landfill during this period was collected by the Company. In August 1998, the Company acquired the Mostoller Landfill in Somerset County, Pennsylvania. The Mostoller Landfill is permitted to receive approximately 624,000 tons of waste per year (subject to receiving certain pending incidental permits as disclosed below), including municipal solid waste, construction and demolition waste, sludge and residual wastes. This landfill consists of 7 cells having approximately 14.2 million cubic yards of permitted capacity with expected additional room for expansion on the 513 acre permitted "greenfields" site. The Company has obtained the principal permits for the construction and operation of the Mostoller Landfill, subject to commencing operations prior to December 31, 1999. Applications are pending for incidental air quality and state highway occupancy permits required in connection with the operation of the landfill, and the Company expects these permits will be received in a timely fashion. The Company expects to carry out construction of the Mostoller Landfill during the first half of 1999 with operations expected to commence during the third quarter of 1999. In January 1999, the Company completed the tuck-in collection company acquisitions of Jim's Hauling, Inc. and Koontz Disposal in Central, Pennsylvania. These have been integrated into the Eagle operation. On March 11, 1999, the Company acquired Community Refuse Services, Inc., which is a landfill located in Central Pennsylvania, and Cumberland Waste Service, Inc., a collection operation serving over 2,300 customers in the geographical area surrounding the landfill. The landfill acquisition will add approximately 6.0 million cubic yards of capacity for the region and is permitted to accept 306,000 tons of municipal solid waste per year.

        Central Massachusetts Operations. The Company and the Town of South Hadley, Massachusetts have entered into a contract whereby the Company will operate the Town's 30-acre municipal solid waste landfill. The Town of South Hadley will retain full ownership of the South Hadley Landfill while the Company operates the facility. The Company is currently in the permitting process for the South Hadley Landfill and expects to have received all of its operating and construction permits by the third quarter of 1999. The Company anticipates that the South Hadley Landfill will be available to begin accepting solid waste at the first 10-acre lined cell during the second half of 1999. The South Hadley Landfill is currently expected to have approximately 2.00 million cubic yards of new capacity for future disposal. In July 1998, the Company acquired Mass Wood Recycling, Inc. in Oxford, Massachusetts, a permitted transfer station, with construction expected to commence during the first half of 1999. In August 1998, the Company acquired Mattei-Flynn Trucking, Inc. in Auburn, Massachusetts. This waste collection operation currently has an established customer base of approximately 1,500 residential customers and 2,300 other customers, including commercial, industrial and municipal customers and serves as a platform for company growth in this targeted regional market. Subsequently, the Company completed four tuck-in acquisitions, and has integrated these acquisitions with Mattei-Flynn's operations. The Company intends to integrate these collection operations with the Oxford Transfer Station and to eventually internalize the waste at the South Hadley Landfill. In addition, the Company has a long-term disposal agreement with a third party landfill in Southbridge, Massachusetts at very favorable rates through the year 2019. As a part of the agreement, the Company has a "Right of First Refusal" to purchase the landfill.

        Central Upstate New York Operations. During the four months ended December 31, 1998, the Company entered the Central Upstate New York market with the acquisition of eleven collection operations and a transfer station in the general area between Syracuse and Utica, New York. At December 31, 1998, these waste collection operations serve approximately 11,300 residential customers and 1,600 other customers, including commercial, industrial and municipal customers. The Company selected the Central Upstate New York market for acquisition of collection operations and transfer stations in anticipation of the privatization of nearby landfills. The Company is currently evaluating opportunities for expansion and integration of its Central Upstate New York operations. In January 1999, the Company completed the acquisition of Santaro Trucking Co., Inc., a collection company located in Syracuse, New York which serves over 400 commercial customers.

Competition

        Though the solid waste management industry has been substantially consolidated in certain markets, it generally is highly competitive and very fragmented and requires substantial labor and capital resources. Competition exists for collection, recycling, transfer and disposal services. The markets in which the Company competes or is likely to compete in are usually served by one or more of the large national, regional or local solid waste companies who may have greater financial, marketing or technical resources than the Company and may be able to achieve greater economies of scale than the Company. The Company also competes with counties, municipalities and operators of alternative disposal facilities that operate their own waste collection and disposal facilities. The availability of user fees, charges or tax revenues and the availability of tax-exempt financing may provide a competitive advantage to the public sector. Additionally, alternative disposal facilities such as recycling and incineration may reduce the demand for the disposal of solid waste in landfills.

        The Company competes for waste collection and disposal business on the basis of price, quality of service and geographical location. From time to time, competitors may reduce the price of their services in an effort to expand or maintain market share or to win competitively bid contracts. Competition also exists within the industry for acquisition targets where the Company may compete with publicly-owned national or regional solid waste management companies.

Marketing and Sales

        The Company has a coordinated marketing and sales strategy to obtain solid waste streams which is formulated at the corporate level and implemented through regional management. The Company markets its services locally through regional managers and direct sales representatives who focus on commercial, industrial, municipal and residential customers. The Company markets its commercial, industrial and municipal services through its sales representatives who visit customers on a regular basis and make sales calls to potential new customers. These sales representatives receive a significant portion of their compensation based upon meeting certain incentive targets. The Company also obtains new customers from referral sources, its general reputation and local market print advertising. Leads are also developed from new building permits, business licenses and other public records. Additionally, each regional operation generally advertises in the yellow pages and other local business print media that cover its service area. The Company emphasizes customer satisfaction and retention, and believes that its focus on quality service will help retain existing and attract additional customers.

        Maintenance of a local presence and identity is an important aspect of the Company's marketing plan, and many of the Company's managers are involved in local governmental, civic and business organizations. The Company's name and logo, or, where appropriate, that of the Company's regional operations, are displayed on all Company containers and trucks. Additionally, the Company attends and makes presentations at municipal and state conferences and advertises in governmental associations' membership publications.

        No single customer of the Company individually accounted for more than 10% of Company revenues in the year ended December 31, 1998.

Government Regulation

        The Company and its customers are subject to extensive and evolving environmental laws and regulations that have been enacted in response to increased concern over environmental issues and technological advances. These regulations are administered by the U.S. Environmental Protection Agency ("EPA") and various other federal, state and local environmental, transportation and health and safety agencies. The Company believes that such laws and regulations have the effect of enhancing the potential market in which the Company operates by allowing the Company to offer economical solutions for regulatory problems to its customers and acquisition candidates. On the other hand, such laws and regulations represent a potential constraint on, and added expense with respect to, the Company's operation of projects for its customers or for its own account.

        In order to develop and operate a landfill project, the Company must go through several governmental review processes and obtain one or more permits and often zoning or other land use approvals. These permits and zoning or land use approvals are difficult and time consuming to obtain and may be opposed by various local authorities, abutters, and ad hoc citizens' groups. In connection with the Company's preliminary development of landfill projects, the Company will expend considerable time, effort and resources in complying with the governmental review and permitting process necessary to develop or increase the capacity of these landfills. Once obtained, operating permits generally must be periodically renewed and are subject to modification and revocation by the issuing agency. Furthermore, landfill operations are subject to challenge under statutory and common law regulation of "nuisances," in addition to statutes and regulations with respect to permits and other approvals. Similar permits and approvals are required for the development and operation of transfer stations, although the regulatory reviews of applications pertaining to transfer stations are generally less costly and time-consuming than the procedures conducted with respect to the permitting of landfills.

        The Company's landfill operations and transfer stations subject it to certain laws and regulations governing operational, monitoring, site maintenance, closure and post-closure, and financial assurance obligations which change from time to time and which could give rise to increased capital expenditures and operating costs. In connection with the Company's operation of landfills and transfer stations, the Company will expend considerable time, effort and resources in complying with these laws and regulations. Governmental authorities have the power to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in the case of violations. Failure to correct the problems to the satisfaction of the authorities could lead to curtailed operations, additional costs or even closure of a landfill or transfer station.

        The principal federal, state, and local statutes and regulations applicable to the Company's operations are as follows:

        The Resource Conservation and Recovery Act of 1976 ("RCRA"). RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and non-hazardous. Wastes are generally classified as hazardous wastes if they (i) either (a) are specifically included on a list of hazardous wastes or (b) exhibit certain hazardous characteristics and (ii) are not specifically designated as non-hazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as non-hazardous, and businesses that deal with hazardous waste are subject to regulatory obligations in addition to those imposed on handlers of non-hazardous waste.

        Among the wastes that are specifically designated as non-hazardous waste are household waste and "special" waste, including items such as petroleum contaminated soils, asbestos, shredder fluff and most non-hazardous industrial waste products.

        The EPA regulations issued under Subtitle C of RCRA (the "Subtitle C Regulations") impose a comprehensive "cradle to grave" system for tracking the generation, transportation, treatment, storage and disposal of hazardous wastes. The Subtitle C Regulations impose obligations on generators, transporters and disposers of hazardous waste, and require permits that are costly to obtain and maintain for sites where such material is treated, stored or disposed. Subtitle C requirements include detailed operating, inspection, training and emergency preparedness and response standards, as well as requirements for manifesting, record keeping and reporting, corrective action, facility closure, post-closure and financial responsibility. Most states have promulgated regulations modeled on some or all of the Subtitle C provisions issued by the EPA. Some state regulations impose different, additional or more stringent obligations.

        The Company is not involved with transportation or disposal of hazardous wastes, except for the occasional collection, at certain transfer stations, of hazardous wastes generated by "conditionally exempt small quantity generators" (as defined by RCRA). These hazardous wastes are then transported by properly permitted hazardous waste transporters for disposal at properly permitted hazardous waste disposal facilities that are owned by third parties.

        In October 1991, the EPA adopted new regulations pursuant to Subtitle D of RCRA (the "Subtitle D Regulations"). These new regulations became generally effective in October 1993 (except for certain municipal solid waste landfills accepting less than 100 TPD, as to which the effective date was April 9, 1994, and new financial assurance requirements, which became effective April 9, 1997) and include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, these regulations require that new landfills meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to control leachate for treatment prior to disposal. Groundwater wells must also be installed at virtually all landfills to monitor groundwater quality. The regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D criteria. Many states, including Massachusetts, have adopted regulations or programs more stringent than the Subtitle D Regulations.

        The Federal Water Pollution Control Act of 1972 (the "Clean Water Act"). The Clean Water Act establishes rules regulating the discharge of pollutants from a variety of sources, including solid waste disposal sites, into waters of the United States. If runoff or collected leachate from the Company's landfills and transfer stations are discharged into streams, rivers or other surface waters of the United States, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with federal storm water regulations, which are designed to prevent possibly contaminated storm water from flowing into surface waters. The Company is working with the appropriate regulatory agencies to ensure that its facilities are in compliance with Clean Water Act requirements, particularly as they apply to treatment and discharge of leachate and storm water. The Company has secured or has applied for the required discharge permits under the Clean Water Act or comparable state-delegated programs. To ensure compliance with the Clean Water Act pretreatment and discharge requirements, the Company has either installed wastewater treatment systems at its facilities to treat its effluent to acceptable levels before discharge or has arranged to discharge its effluent to municipal wastewater treatment facilities.

        The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("Superfund" or "CERCLA"). CERCLA establishes a regulatory and remedial program intended to provide for the investigation and cleanup of facilities from which there has been, or is threatened, a release of any hazardous substance into the environment. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous
substances.   The  costs  of  CERCLA  investigation  and  cleanup  can  be  very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" but can also be based upon the existence of even very small amounts of the numerous "hazardous substances" listed by the EPA, many of which can be found in household waste. If, for example, the Company were to be found to be a responsible party for a CERCLA cleanup at one of the Company's owned or operated facilities, the enforcing agency could hold the Company completely responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorizes the imposition of a lien in favor of the United States upon all real property subject to or affected by a remedial action for all costs for which a party is liable. The Company's ability to obtain reimbursement from others for their allocable share of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties. In the past, legislation has been introduced in Congress to limit the liability of municipalities and others under CERCLA as generators and transporters of municipal solid waste. Although such legislation has not been enacted, if it were to pass it would limit the Company's ability to seek full contribution from municipalities for CERCLA cleanup costs even if the hazardous substances that were released and caused the need for cleanup at one of the Company's facilities were generated by or transported to the facility by a municipality.

        The Clean Air Act. The Clean Air Act provides for regulation, through state implementation of federal requirements, of the emission of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has recently promulgated new source performance standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from solid waste landfills. The EPA may also issue regulations controlling the emissions of particular regulated air pollutants from solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the removal, handling and disposal of asbestos-containing materials.

        Each of the federal statutes described above contains provisions authorizing, under certain circumstances, the bringing of lawsuits by private citizens to enforce the requirements of the statutes.

        The Hazardous Materials Transportation Act. The transportation of hazardous waste is regulated both by the EPA pursuant to RCRA and by the federal Department of Transportation ("DOT") pursuant to the Hazardous Materials Transportation Act ("HMTA"). Pursuant to the HMTA, DOT has enacted regulations governing the transport of hazardous waste. These regulations govern, among other things, packaging of the hazardous waste during transport, labeling and marking requirements, and reporting of and response to spills of hazardous waste during transport. In addition, under both the HMTA and RCRA, transporters of hazardous waste must comply with manifest and record keeping requirements, which are designed to ensure that a shipment of hazardous waste is properly identified and can be tracked from its point of generation to point of disposal at a permitted hazardous waste treatment, storage or disposal facility.

        The Occupational Safety and Health Act of 1970 ("OSHA"). OSHA authorizes the Occupational Safety and Health Administration to promulgate occupational safety and health standards. Various of those promulgated standards, including standards for notices of hazards, safety in all aspects of the workplace, and specific standards relating to excavation, and the handling of asbestos, may apply to certain of the Company's operations. OSHA regulations set forth requirements for the training of employees handling, or who may be exposed in the workplace to, concentrations of asbestos-containing materials that exceed specified action levels. The OSHA regulations also set standards for employee protection, including medical surveillance, the use of respirators, protective clothing and decontamination units, during asbestos demolition, removal or encapsulation as well as its storage, transportation and disposal. In addition, OSHA specifies a maximum permissible exposure level for airborne asbestos in the workplace. Apart from receiving asbestos waste at the Company's landfills and transfer stations, the Company has no direct involvement in asbestos removal or abatement projects.

        State and Local Regulation. Each state in which the Company now operates or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid and hazardous waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. Certain state laws also contain provisions authorizing, under certain circumstances, the bringing of lawsuits by private citizens to enforce the requirements of those laws. In addition, many states have adopted "Superfund" statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting Company operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put out for bid for the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

        Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on the importation of out-of-state waste have not withstood judicial challenge. However, proposed federal legislation would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. If this or similar legislation is enacted, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste. Such state actions could adversely affect landfills within those states that receive a significant portion of waste originating from out-of-state.

        In addition, certain states and localities may for economic or other reasons restrict the exportation of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions based upon various considerations. In addition, the aforementioned proposed federal legislation would allow states and localities to impose certain flow control restrictions. These restrictions could result in the volume of waste going to landfills being reduced in certain areas, which may adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services.

        There has been an increasing trend at the federal, state and local level to mandate and encourage waste reduction at the source and waste recycling and to prohibit the disposal of certain types of solid wastes, such as yard wastes, in landfills. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect the Company's ability to operate its facilities at their full capacity.



        The Company believes that it is in material compliance with federal, state and local regulations based on the Company's internal review process which has not identified any material non-compliance and the Company has not received any verbal or written notification from any governmental agency to the contrary. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Certain Factors Affecting Future Operating Results -Potential Environmental Liability and Adverse Effect of Environmental Regulation."

Employees

        As of December 31, 1998, the Company had 303 full time employees. As a result of the acquisitions subsequent to December 31, 1998, at March 24, 1999, the Company had 357 full time employees. The Company believes its future success will depend in part on its continued ability to recruit and retain highly qualified technical and managerial personnel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Certain Factors Affecting Future Operating Results -Dependence on Management" and "-Ability to Manage Growth." The Company's employees are not subject to any collective bargaining agreement. The Company considers its relations with its employees to be good.

Item 2.  Properties

        The Company owns or leases and operates landfills, transfer stations, offices and other facilities in connection with its integrated solid waste management operations as described under "Business-Integrated Solid Waste Management Operations." In addition, the Company leases its corporate headquarters, located at 420 Bedford Street, Suite 300, Lexington, Massachusetts. The Company currently occupies approximately 11,000 square feet at the Lexington location under the terms of a lease expiring in March 2003, with annual rent of approximately $200,000 subject to escalation in future years.

Item 3.  Legal Proceedings

        Richard Rosen. Richard Rosen ("Rosen"), former Chairman, Chief Executive Officer and President of the Company, commenced an action against the Company in Middlesex County (Massachusetts) Superior Court, seeking an award of damages resulting from the Company's alleged breach of a Memorandum of Understanding entered into between the Company and Rosen in connection with the termination of Rosen's employment with the Company, in which Rosen had been granted an option to purchase certain assets of the Company not related to its core business. The Company believes this claim to be frivolous and is vigorously defending this action. The Company has previously received an arbitration award against Rosen directing Rosen to pay $780,160 for breach by Rosen of his employment agreement with the Company. On February 25, 1997 the Middlesex Superior Court in Cambridge, Massachusetts confirmed the arbitration award and entered judgment against Rosen.

        In addition to the matter set forth above, from time to time, in the ordinary course of its business, the Company is subject to legal proceedings and claims arising from the conduct of its business operations. In the opinion of the Company, the ultimate disposition of such matters on an aggregate basis will not have a material adverse effect on the Company's financial position or results of operations.

Item 4.  Submission of Matters to a Vote of Security Holders

         None

                                      PART II

Item 5.  Market For Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is currently quoted on the NASDAQ Small-Cap Market under the symbol "WSII". The following table sets forth the high and low closing price of the common stock for the periods indicated and restated to reflect a one-for five reverse stock split effective February 13, 1998.

                                               High                      Low

 Fourth quarter ended December 31, 1998     $  6.25                   $  4.38
 Third quarter ended September 30, 1998        9.69                      5.00
 Second quarter ended June 30, 1998            9.81                      5.94
 First quarter ended March 31, 1998            7.38                      3.00


 Fourth quarter ended December 31, 1997     $  5.00                   $  2.80
 Third quarter ended September 30, 1997        3.15                      1.40
 Second quarter ended June 30, 1997            2.35                      1.25
 First quarter ended March 31, 1997            2.80                      1.55


On March 24, 1999, the reported last sale price of the common stock on the NASDAQ Small-Cap Market was $4.50 per share, and there were 257 holders of record of common stock.

The Company has never paid dividends on its Common Stock and has no present intention to pay dividends. The Company's intention is to retain future anticipated earnings to finance the expansion of its business.

At December 31, 1997, the Company had outstanding $9,257,807 of principal amount Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Preferred Stock"), which was issued in a private placement on June 26, 1997, bearing an 8.0% annual cumulative dividend and was convertible into common stock at a conversion price of $1.40625 per share of common stock. On July 27, 1998, the Company met the mandatory conversion trading requirements and elected to convert all of the remaining shares of Series A Preferred Stock into 6,590,577 shares of the Company's Common Stock and the Board of Directors declared and paid cash dividends of approximately $787,000.

At December 31, 1997, the Company also had outstanding $4,048,750 of principal amount Series B Convertible Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"). The Series B Preferred Stock was issued on December 31, 1997 in a private placement in exchange for outstanding convertible notes of the Company, bearing a 6.0% annual cumulative dividend, and was convertible into common stock at a conversion price of $6.25 per share of common stock. On May 14, 1998, the Company met the mandatory conversion trading requirements and elected to convert all of the shares of the Series B Preferred Stock into 623,808 shares of the Company's Common Stock and the Board of Directors declared and paid cash dividends of approximately $101,000.

Item 6.  Selected Consolidated Financial and Operating Data

               SELECTED CONSOLIDATED FINANCIAL DATA
          (In thousands, except share and per share data)

        The following selected consolidated financial data for the five years ended December 31, 1998 have been derived from the Company's Consolidated Financial Statements, which have been audited by KPMG Peat Marwick LLP. The selected consolidated financial data presented below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is included elsewhere in this Form 10-K. During 1998, the Company acquired two landfills, 31 solid waste collection companies and three transfer stations. Due to the significance of the acquired business operations to the Company's financial performance, the Company does not believe that its historical financial statements are necessarily indicative of future performance and as a result will affect the comparability of the financial information included herein.

                                                                  Fiscal Year Ended December 31
                                                     1998            1997       1996         1995        1994
                                                   --------        -------    --------     --------    ------
Statement of Operations Data:
   Revenues........................                $  21,045   $   3,458    $   1,496    $   1,344   $      --
   Cost of operations:
     Operating expenses............                   12,400       1,719          921          766          --
     Depreciation and amortization.                    4,501         692          370           72          --
     Acquisition integration costs(1)                  1,864          --           --          --           --
     Write-off of project development costs              236       1,495        6,652          --           --
                                                    --------   ---------    ---------      --------    ---------
        Total cost of operations...                   19,001       3,906        7,943          838          --
                                                   ---------   ---------    ---------     ---------    ---------

        Gross profit (loss) .......                    2,044        (448)      (6,447)         506          --

   Selling, general and administrative expenses        4,483       2,138        2,433        3,286       1,485
   Amortization of prepaid consulting fees                --          --          834          501          --
   Restructuring(2)................                       --         596        1,741           --          --
                                                   ---------   ---------    ---------     ---------   ---------
     Loss from operations..........                  (2,439)     (3,182)      (11,465)      (3,281)     (1,485)

   Other income (expense):
     Royalty and other income (expense), net           (134)       (516)          817          761       2,064
     Interest expense and financing costs            (4,074)       (1,355)      (1,182)       (471)       (152)
     Interest income...............                      441        172           178          289          --
     Write-off of accounts and notes receivable          --        (568)          --        (2,975)         --
                                                    --------   ---------     ---------   ---------     --------
     Total other income (expense)..                  (3,767)     (2,267)        (187)      (2,396)       1,912
                                                   ---------   ---------    ---------    ---------     --------

   Income (loss) before income taxes,
     discontinued operations and
     extraordinary item............                  (6,206)     (5,449)     (11,652)      (5,677)         427
   Federal and state income tax expense
     (benefit).....................                       43           6         (23)        (110)         185
   Discontinued operations.........                       --          --      (2,261)      (2,303)          --
   Extraordinary item - loss on extinguishment
     of debt.......................                    (247)       (134)           --           --          --
                                                   --------    --------     ---------    ---------   ---------
   Net income (loss)...............                $ (6,496)   $ (5,589)    $(13,890)    $ (7,870)   $     242
   Preferred stock dividends (3)...                     888          --          --            10          108
                                                   ---------   ---------    --------     ---------   ---------
     Net income (loss) available for common
        stockholders(3)............                $ (7,384)   $ (5,589)    $(13,890)    $ (7,880)   $     134
                                                   ========    ========     =========     ========    =========
   Basic net income (loss) per share from
     continuing operations ........                $  (0.97)   $  (1.51)    $  (4.10)    $  (2.88)   $    0.15

   Weighted average number of shares used in
     computation of basic net income
     (loss) per share..............                7,389,547   3,612,623    2,834,841    1,932,809   899,727

EBITDA (4).........................                $  2,130     $(2,469)    $ (9,909)    $ (2,592)   $(1,476)
Adjusted EBITDA (5)................                $  4,230     $  (378)    $ (1,516)    $ (2,592)   $(1,476)
Capital expenditures (excluding acquisitions)      $  9,032     $   998     $  6,599     $  9,749    $   807
Cash flow from operating activities                $  592       $(4,586)    $ (3,912)    $ (3,083)   $  (209)
Cash flow from investing activities                $(71,939)    $   706     $ (7,641)    $(10,267)   $(1,588)
Cash flow from financing activities                $  68,576    $ 6,579     $  6,581     $ 18,416    $ 1,965


                                                                          December 31,
                                                     1998        1997        1996         1995       1994
                                                   --------    -------     -------      -------    ------
Balance Sheet Data:
   Cash and cash equivalents..........             $    194   $   2,964    $  265    $   5,237   $     171
   Working capital....................               (6,520)      1,532    (4,508)       2,393         659
   Total assets.......................               96,117      18,560    16,858       23,508       4,369
   Long-term debt, less current portion              74,861       7,201     9,450       12,266       1,263
   Total stockholders' equity (deficit)               1,739       5,972    (1,849)       3,292         597

        (1) Acquisition integration costs consist of one-time, non-recurring costs, which in the opinion of management have no future value and, therefore, are expensed. Such costs include termination and retention of employees, lease termination costs, costs related to the integration of information systems and costs related to the change of name of the acquired company or business.

        (2) Prior to March 27, 1996, the Company had been actively developing environmental technologies with potential application in a number of business areas. On March 27, 1996, the Company announced its intention to take meaningful actions to conserve cash and working capital, including restructuring the Company's operations to focus its resources and activities on developing an integrated solid waste management operation.

        (3) In May and July 1998 the Company met the mandatory conversion trading requirements and elected to convert all of the remaining shares of the Company's Preferred Stock into shares of the Company's Common Stock and the Board of Directors declared and paid cash dividends of approximately $888,000.

        (4) EBITDA is defined as operating income or loss from continuing operations excluding depreciation and amortization, which includes depreciation and amortization included in selling, general and administrative expenses. EBITDA does not represent, and should not be considered as an alternative to, net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow will be sufficient for such items as working capital or capital expenditures, or to react to changes in the Company's industry or to the economy in general. The Company believes that EBITDA is a measure commonly used by lenders and certain investors to evaluate a company's performance in the solid waste industry. The Company also believes that EBITDA data may help investors to understand the Company's performance because such data may reflect the Company's ability to generate cash flows, which is an indicator of its ability to satisfy its debt service, capital expenditures and working capital requirements. Because EBITDA is not calculated by all companies and analysts in the same fashion, the EBITDA measures presented by the Company may not be comparable to the similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA; actual cash flows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of the Company's EBITDA data to similarly-titled measures reported by other companies.

        (5)    Adjusted  EBITDA is EBITDA after  adjusting for one-time  charges
               for  write-off  of  landfill   development   costs,   acquisition
               integration costs and restructuring charges.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto. This Annual Report on Form 10-K contains forward-looking statements concerning among other things, the Company's expected future revenues, operations and expenditures and estimates of the potential markets for the Company's services. Such statements made by the Company fall within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All such forward-looking statements are necessarily only estimates of future results and the actual results achieved by the Company may differ materially from these projections due to a number of factors as discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Affecting Future Operating Results" of this Form 10-K.

Introduction

        The Company is an integrated non-hazardous solid waste management company that provides solid waste collection, recycling, transfer and disposal services to commercial, industrial, residential and municipal customers within certain regional markets in the Northeast and Mid-Atlantic states, where it operates. The Company focuses on the operation of an integrated non-hazardous solid waste management business, including the ownership and operation of solid waste disposal facilities (landfills), transfer stations and solid waste collection services. The Company derives revenue from collecting solid waste from its customers, which it delivers for disposal in its own landfills, and also from unaffiliated waste collection companies who pay to dispose of waste in the Company's landfills. The Company seeks through its acquisition strategy to acquire substantial collection operations and transfer stations in association with its landfills in order to enhance its overall profitability and to increase its control over its sources of revenue. See "Business - Strategy"

        During 1998, the Company acquired a total of 34 companies including two landfills, 31 collection companies (2 of which included a transfer station) and one transfer station. Due to the significance of the acquired business operations to the Company's financial performance, the Company does not believe that its historical financial statements are necessarily indicative of future performance and as a result will affect the comparability of the financial information included herein.

Revenues:

         Revenues represent fees charged to customers for solid waste collection, transfer, recycling and disposal services provided. Arrangements with customers include both long-term contractual arrangements and as-received disposal at prices quoted by the Company. Revenues for the periods presented in the consolidated statements of operations were derived from the following sources:
                                              Year ended December 31,
                                      1998              1997              1996
                                     -------          -------            -------
  Collection                           73.5%            12.8%              -   %
  Landfill                             20.1             78.1              100.0
  Transfer                              6.4              9.1               -
                                    ----------       ----------          -------
  Total Revenue                        100.0%           100.0%            100.0%
                                    =========         ========            ======


         For the purpose of this table, revenue is attributed fully to the operation where the Company first receives the waste. For example, revenue received from waste collected by the Company and disposed in a Company landfill is entirely attributed to collection. The increase in the Company's collection revenues as a percentage of total revenues during 1998 compared to 1997 is due primarily to the impact of the 31 collection companies acquired during 1998. The decrease in landfill and transfer station revenue as a percentage of revenues in 1998 compared to 1997 is due primarily to the acquisition of collection companies that had been disposing of their waste at the Company's transfer stations and landfills. These acquired revenues are now being recorded as collection revenue.

Recent Business Developments

         Senior Notes Offering and Debt Repayment. On March 2, 1999, the Company completed a private placement of $100.0 million of 11.5% Senior Notes (the "Senior Notes") and warrants to purchase an aggregate of 1,500,000 shares of common stock at an exercise price of $6.25 per share (the "Warrants"). The Senior Notes mature on January 15, 2006 and bear interest at 11.5% per annum, payable semi-annually in arrears on each January 15 and July 15, commencing July 15, 1999, subject to prepayment in certain circumstances. The interest rate on the Senior Notes is subject to adjustment upon the occurrence of certain events as provided in the Senior Notes Indenture. The Senior Notes may be redeemed at the option of the Company after March 2, 2003 at redemption prices set forth in the Senior Notes Indenture, together with accrued and unpaid interest. The Warrants are exercisable from September 2, 1999, through March 2, 2004. The number of shares for which, and the price per share at which, a Warrant is exercisable, are subject to adjustment upon the occurrence of certain events as provided in the Warrant Agreement. The net proceeds to the Company, after deducting the discount to the initial purchaser and related issuance costs, was approximately $97.3 million. The Company used a portion of the proceeds from the Senior Notes to repay $20.0 million of the Company's 13% short term notes due June 30, 1999, (the outstanding balance of the 13% short-term notes was $7.5 million at December 31, 1998) $10.0 million of the Howard Bank credit facility and approximately $1.7 million of capital leases and other notes payable. In addition, the Company redeemed approximately $1.45 million principal amount of the Company's 10% Convertible Subordinated Debentures due October 6, 2000 and completed several acquisitions as described below. The Company intends to use the balance of the proceeds for general corporate purposes, including possible future acquisitions and working capital.

         Conversion of Debt into Equity On March 3, 1999, the Company offered to exchange up to 2,244,109 shares of the Company's Common Stock for a portion of the Company's 7% Subordinated Notes due May 13, 2005. The exchange price per share of $4.63 was equal to the closing price of the Common Stock on the Nasdaq SmallCap Market on the first interim closing as reported by NASDAQ. Any accrued but unpaid interest on the Notes will be paid in cash. As a result of the exchange offer, the Company retired $10,390,000 of its 7% Convertible Subordinated Notes. The remaining 7% Convertible Subordinated Notes are convertible by holders into Common Shares at $10.00 per share.

         Stock Repurchase With the proceeds of the Senior Notes, the Company repurchased 497,778 shares of the Company's common stock from the Federal Deposit Insurance Corporation (FDIC) for an aggregate purchase price of approximately $2.8 million.

         Acquisitions Since December 31, 1998 through March 24, 1999, the Company has completed six acquisitions, consisting of 5 collection operations and one landfill. The aggregate purchase price for these acquisitions was approximately $38 million which was paid in cash and the assumption of approximately $3 million of debt. These acquisitions have combined annual revenue of approximately $12 million. The acquisitions have all been recorded using the purchase method of accounting.

         The following table sets forth, for the periods indicated, certain data derived from the Company's Consolidated Statements of Operations, expressed as a percentage of revenues:

                                                                     Year ended December 31,
                                                               1998              1997             1996
                                                          -------------      -----------     ------------
         Revenues                                             100.0   %         100.0  %        100.0%

         Operating expenses                                    58.9              49.7             61.6
         Depreciation and amortization                         21.4              20.0             24.7
         Acquisition integration costs                          8.9                 -                -
         Write-off of project development costs                 1.1              43.3            444.7
                                                          ----------         ---------         --------
              Total cost of operations                         90.3             113.0            531.0
                                                          -----------        ---------         --------

         Gross profit (loss)                                    9.7             (13.0)           (431.0)
         Selling, general and administrative expenses          21.3              61.8             163.3
         Restructuring                                           -               17.2             116.5
         Amortization of prepaid consulting fees                 -                 -               55.8
                                                          -----------         ----------        --------

              Loss from operations                            (11.6)            (92.0)           (766.6)

         Royalty and other income (expense), net               (0.6)            (14.9)             62.5
         Interest income                                        2.1               5.0              11.9
         Interest expense and financing costs                 (19.4)            (39.2)            (79.0)
         Equity in loss of affiliate                            -                 -                (6.4)
         Write off of assets                                    -                 -                (1.5)
         Write off of accounts receivable                       -               (16.4)                -
                                                          ----------          ----------        --------

              Total other income (expense)                    (17.9)            (65.5)            (12.5)

         Income tax expense                                     0.2               0.2              (1.6)

              Loss from continuing operations                 (29.7)           (157.7)           (777.5)

         Discontinued operations                                -                 -              (151.2)
                                                          -----------        ------- ---        --------

              Loss before extraordinary item                  (29.7)           (157.7)           (928.7)

         Extraordinary item                                    (1.2)             (3.9)               -
                                                          -------------      -----------         -------

              Net loss                                        (30.9)%          (161.6)%          (928.7)%
                                                          ============          ========        =========

         EBITDA                                                10.1%           (71.4)%          (662.0)%
                                                          ============     ===========       ==========

         Adjusted EBITDA                                       21.9%           (10.9%)          (101.3)%
                                                          ============     ===========       ===========



Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

        Revenues. Revenues for 1998 increased by $17,587,000 or 509% to $21,045,000 from $3,458,000 in 1997. Thirty-four acquisitions completed by the Company in 1998 accounted for approximately $15.8 million or 90% of the increase. The balance of the increase is the result of the internal growth within the Vermont operations during 1998. The growth in the Vermont operations was due to the full year's operation of the CSWD Transfer Station, which was acquired in the fourth quarter of 1997, increased volume and prices at the Moretown Landfill and internal growth at the Company's collection operations.

        Cost of operations. Operating expenses for 1998 was approximately $12,400,000 compared to $1,719,000 for 1997. The increase of $10,681,000 was primarily due to the 34 acquisitions completed by the Company in 1998 and the related increase in revenue. As a percentage of sales, operating expenses increased to approximately 59% in 1998 from approximately 50% in 1997. This increase was primarily due to the change in revenue mix, with a much larger portion of the revenue coming from collection operations, which typically experience much higher operating expenses than landfill operations. The Company internalizes a significant portion of its waste collected in Vermont and Pennsylvania, which significantly reduces costs of operations as a percentage of revenue. The Company's New York and Massachusetts operations do not yet have landfills where waste can be internalized.

        Operating costs, disposal costs, and collection fees vary widely throughout the geographic areas in which the Company operates. The prices that the Company charges are determined locally, and typically vary by the volume or weight, type of waste collected, frequency of collections, distance to final disposal sites, labor costs and amount and type of equipment furnished to the customer.

        Depreciation and amortization. Depreciation and amortization expense was $4,501,000 and $692,000 for the years ended 1998 and 1997, respectively. The increase of $3,809,000 was primarily due to the additional depreciation and amortization related to the Company's 34 acquisitions completed during 1998. During 1998, the Company purchased property and equipment of approximately $24,298,000 related to the acquisitions. ($7,522,000 of this amount was for assets under development not placed into service in 1998.) Goodwill and other intangible assets totaling approximately $35,171,000 were also recorded in connection with the acquisitions. In addition, the Company purchased approximately $3,094,000 of property and equipment necessary for its ongoing operations, including costs to improve efficiencies at several of the acquired companies. Finally, landfill amortization costs in Vermont increased due to increased usage of the Moretown landfill in 1998. The Company had costs of approximately $5,456,000 for construction of Cell 2 at the Moretown landfill and other development costs related to the Mostoller and South Hadley landfill and the Transfer Station in Oxford Massachusetts totaling approximately $480,000. These costs did not impact operating results as they were not placed into service in 1998.

        Acquisition integration costs. Acquisition integration costs consist of one-time, non-recurring costs, which in the opinion of management have no future value and, therefore, are expensed. Such costs include termination and retention of employees, lease termination costs, costs related to the integration of information systems and costs related to the change of name of the acquired company or business.These charges are estimated and accrued at the time the acquisition is closed. The estimates are reviewed frequently by Company management and the related operation teams integrating the new acquisitions and adjusted as required. Acquisition integration costs totaled $1,864,000 for 1998.

        Write-off of landfill development costs. Write-off of landfill development costs were $236,000 and $1,495,000 for 1998 and 1997, respectively. The write-off of landfill development costs is related to the termination of the Company's contract for remodeling and operation of a landfill in Fairhaven, Massachusetts. See footnote 17 "Fairhaven Massachusetts Operation" in the financial statements included in Item 8. The 1998 expense of $236,000 represents the final charges related to the termination of the project. There are no remaining accruals at December 31, 1998.

        Selling, general and administrative expenses. Selling, general and administrative expenses increased $2,344,000 in 1998 to $4,482,000 from $2,138,000 in 1997. As a percentage of revenue, selling, general and administrative expenses decreased to 21.3% in 1998 from 61.8% in 1997. The dollar increase was due to efforts by the Company to build infrastructure to sustain its significant growth through acquisition and to support the several corporate initiatives designed to implement its strategy. The Company expects spending growth to continue moderately into 1999 as the Company continues to implement its growth through acquisition strategy. The decrease as a percentage of revenue was primarily due to the expanded revenue base and related efficiencies, as the Company is able to purchase "tuck-in" acquisitions that increase revenues and improve margins without adding significant administrative costs. The Company anticipates that in future periods its selling, general and administrative expenses should continue to decrease as a percentage of revenue as it leverages its current corporate overhead to revenue growth primarily through acquisitions.

        Restructuring. During 1996, the Company announced its intention to restructure the Company's operations to focus its resources and activities on developing an integrated solid waste management operation. See footnote 16 "Restructuring and Discontinued Operations" in the financial statements included in Item 8. The restructuring was completed in 1997. Restructuring charges for 1997 totaled $596,000 which consisted of costs incurred for employee severance, non-cancelable lease commitments, professional fees and litigation costs. No charges were recorded in 1998.

        Royalty and other income (expense). Royalty and other income (expense) was approximately ($134,000) and ($516,000) in 1998 and 1997, respectively. Royalty and other income (expense) primarily relates to the Company's medical waste treatment proprietary technologies.

        Interest expense and financing costs, net. Interest expense for 1998 was approximately $3,633,000, net of interest income of $441,000 as compared to approximately $1,182,000 net of interest income of $172,000 for 1997. The increase resulted primarily from significant increases in debt necessary to finance the acquisitions and capital needs of the Company. During 1998 and 1997, the Company capitalized interest expense of $360,000 and $24,000, respectively related to construction costs for the Mostoller and South Hadley landfills and the Transfer Station in Oxford Massachusetts discussed above..

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

        Revenues. Revenues for 1997 increased by $1,962,000 to $3,458,000 from $1,496,000 in 1996. The increase of 131% was due primarily to the increased waste volume accepted at the Moretown Landfill, in its first full year of operation, the acquisition through a lease/purchase arrangement on October 6, 1997 of the Chittenden Solid Waste District ("CSWD") transfer station located in Williston, Vermont and the internal growth of the Company's collection operations. All 1997 revenues were generated from the Company's Vermont operations as compared to 1996, where approximately $1,157,000 or 77% was generated from the Company's operations at the Fairhaven Landfill.

        Cost of operations. Operating expenses for 1997 was approximately $1,718,000 compared to $921,000 in 1996. The increase of $797,000 was primarily due to the growth of the Company's Vermont operations. During 1997, the Company's Vermont operations expanded as a result of the Company's purchase of a collection company and its acquisition through a lease/purchase arrangement of the CSWD transfer station.

        Depreciation and amortization. Depreciation and amortization expense was $692,000 and $370,000 for the years ended 1997 and 1996, respectively. The increase of $322,000 or 87% was due primarily to the growth in the operation at the Moretown Landfill which resulted in increased amortization of capitalized landfill costs and to a substantial increase in capital equipment used in the Company's other Vermont operations.

        Write-off of landfill development costs. Write-off of landfill development costs were $1,495,000 and $6,652,000 for the years ended 1997 and 1996, respectively. The write-off of landfill development costs is related to the Fairhaven Landfill.

        Selling, general and administrative expenses. Selling, general and administrative expenses for 1997 were approximately $2,138,000, a decrease of 12.5% from 1996. The decrease was due to the restructuring undertaken in March of 1996 and to the cessation of operations at the Fairhaven Landfill. The decrease was partially offset by increases in selling, general and administrative expenses at the Company's Vermont operations and general corporate expenses due to the building of an infrastructure necessary to support increases in acquisition, operating and administrative activities.

        Restructuring. Prior to March 27, 1996, the Company had been actively developing environmental technologies with potential application in a number of business areas. On March 27, 1996, the Company announced its intention to take meaningful actions to conserve cash and working capital, including restructuring the Company's operations to focus its resources and activities on developing an integrated solid waste management operation. As part of the restructuring, the Company ceased operations at its technology center in Woburn, Massachusetts, and discharged all employees and consultants previously engaged in developing technologies with potential application in certain environmental related activities, including the manufacture of useful materials from tires and other recycled materials, contaminated soil cleanup and recycling, industrial sludge disposal, size reduction equipment design and manufacture (the "Ancillary Technologies"), and Major Sports Fantasies, Inc. ("MSF"), a business unrelated to the environmental industry. No substantial revenues were received from the technology center operations or MSF activities. Restructuring charges for 1997 and 1996 were $596,000 and $1,742,000, respectively, which consisted of costs incurred for employee severance, non-cancelable lease commitments, professional fees and litigation costs.

        Royalty and other income (expense). Royalty and other income (expense) decreased approximately $1,451,000 in 1997 to ($516,000) from $935,000 in 1996.
The decrease in 1997 was due to the termination of one of the Company's licensing agreements with ScotSafe Limited ("ScotSafe").

        Interest expense and financing costs. Interest expense for 1997 was approximately $1,182,000 net of interest income of $172,000 as compared to approximately $1,004,000 net of interest income of $178,000 for 1996. The increase resulted primarily from additional indebtedness incurred in connection with acquisitions and capital expenditures for the Company's Vermont operations. During 1997 and 1996, the Company capitalized interest expense of $24,000 and $42,000, respectively related to construction costs.

        Write-off of accounts receivable. During the fourth quarter of 1997, the Company wrote-off an uncollectible receivable due from ScotSafe of approximately $568,000.

Liquidity and Capital Resources

        The Company's business is capital intensive. The Company's capital requirements, which are substantial, include acquisitions, property and equipment purchases and capital expenditures for landfill cell construction, landfill development and landfill closure activities. Principally due to these factors, the Company may incur working capital deficits. The Company plans to meet its capital needs through various financing sources, including internally generated funds, equity securities and debt. On May 13, 1998, the Company closed on an offering of $60.0 million 7% Convertible Subordinated Notes which resulted in net proceeds to the Company of approximately $58.3 million. As discussed in "Recent Business Developments", on March 2, 1999, the Company completed a private offering of 11 1/2% Senior Notes in the aggregate principal amount of $100 million due January 15, 2006 which resulted in net proceeds to the Company of approximately $97.3 million. The Company has used the proceeds from these Debt offerings to complete various acquisitions during 1998 and 1999. In addition, the Company has repaid other outstanding debt obligations, repurchased 497,778 shares of the Company's common stock from the Federal Deposit Insurance Corporation (FDIC) for an aggregate purchase price of approximately $2.8 million, and fund the Company's growth, including infrastructure. The Company intends to use the balance of the proceeds for general corporate purposes, including possible future acquisitions and working capital. In addition, approximately $10,390,000 of the 7% Convertible Subordinated Notes were exchanged into common stock during March 1999 through an exchange offering. The Company intends to continue its strategy to aggressively pursue and develop an integrated solid waste management company, primarily through acquisitions. There can be no assurance that additional debt or equity financing will be available, or available on terms acceptable to the Company. Any failure of the Company to obtain required financing would have a material adverse effect on the Company's financial condition and results of operations.

        The Company maintains an acquisitions department that is responsible for the identification, due diligence, negotiation and closure of acquisitions. The Company believes that a combination of internally generated funds, additional debt and equity financing and the proceeds from the Notes will provide adequate funds to support the Company's cost structure, acquisition strategy and working capital requirements for the foreseeable future.

        In connection with its growth strategy, the Company currently is and at any given time will be involved in potential acquisitions that are in various stages of exploration and negotiation (ranging from initial discussions to the execution of letters of intent and the preparation of definitive agreements), some of which may, if consummated, be material. No assurance can be given, however, that the Company will be successful in completing further acquisitions in accordance with its growth strategy, or that such acquisitions, if completed, will be successful.

        During 1998, the Company acquired a total of 34 companies, including eleven collection companies (one of which included a transfer station) in Vermont, five collection companies and two landfills in Central Pennsylvania, three collection companies and a transfer station in Central Massachusetts and twelve collection companies (one of which included a transfer station) in
Central Upstate New York. The aggregate cost of these acquisitions was approximately $61.4 million consisting of approximately $58.3 million in cash, $3.4 million in common stock and approximately $1.5 million in assumed liabilities. Acquisition integration costs for the year ended December 31, 1998, related to the acquisitions in Vermont, Central Pennsylvania, Central Massachusetts and Central Upstate New York, were approximately $1,865,000.

        The Company generated net cash from operating activities for 1998 approximately $592,000. In 1997, the Company used approximately ($4,586,000) for operating activities. The improved cash flow from operations in 1998 was due primarily to the increased revenues which were offset by related increases in cost of operations, integration costs and selling, general and administrative expenses. The remainder of the cash flow increase was due to changes in the operating assets and liabilities including increases in accounts payable, accrued expenses and deferred revenue. These were offset by an increase in accounts receivable.

        EBITDA increased by approximately $4,599,000 during 1998 to approximately $2,130,000 from negative EBITDA of approximately ($2,469,000) in 1997. As a percentage of revenue, EBITDA increased to 10.1% during 1998 from (71.4%) in 1997. Adjusted EBITDA increased by approximately $4,608,000 during 1998 to approximately $4,230,000 from negative Adjusted EBITDA of approximately ($378,000) in 1997. As a percentage of revenue, Adjusted EBITDA increased to 21.9% in 1998 compared to (10.9%) in 1997.

        Net cash used by investing activities during 1998 was approximately $71,939,000 compared to cash generated of approximately $706,000 in 1997. Of the net cash used by investing activities in 1998, approximately $58,340,000 million was used for the acquisition of landfill, collection and transfer operations in Vermont, Central Pennsylvania, Central Massachusetts and Central Upstate New York. In addition, the Company placed deposits for future acquisitions totaling $2,211,000. Additional capital expenditures of approximately $9,032,000 were made to develop Cell 2 at the Company's Moretown landfill and to increase operating efficiencies at the Company's Vermont, Central Pennsylvania, Central Massachusetts and Central Upstate New York operations. Other investing activity included the acquisition of various long-term permits necessary to operate the landfills and for long-term prepaid disposal costs. The net cash generated by investing activities for 1997 was primarily due to the reduction in collateral requirements on the Vermont Landfill closure and post-closure performance bond of approximately $1,000,000 and the proceeds from the sale of the Fairhaven equipment for approximately $800,000.
These were offset by capital expenditures at the Company's Vermont operation.

        The Company's capital expenditures and capital needs for acquisitions have increased significantly, reflecting the Company's rapid growth by acquisition and development of revenue producing assets, and will increase further as the Company continues to complete acquisitions. Total capital expenditures are expected to further increase during 1999 due to acquisitions, ongoing construction of Cell 2 at the Moretown Landfill, the development and construction of the Mostoller and South Hadley Landfills and construction of the transfer station in Central Massachusetts.

        Net cash provided by financing activities during 1998 was approximately $68,576,000 compared to $6,579,000 in 1997. The increase in 1998 was due primarily to the receipt of the net proceeds of $58.3 million related to the 7% Convertible Subordinated Notes, borrowings under the Company's bank credit facility of $10 million, $7.5 million in additional short-term financing from a related party stockholder and borrowings for equipment purchases of approximately $9.0 million. The proceeds were offset by principal repayments of debt of approximately $15.2 million and dividend payments on the Preferred Stock of approximately $888,000.

        The Company has a $10 million line of credit facility with The Howard Bank, N.A. which was fully drawn as of December 31. The entire balance was repaid on March 2, 1999 with the proceeds from the Senior Notes. The Company is currently negotiating an expansion of this facility with The Howard Bank.

        At December 31, 1998, the Company had approximately $83.1 million of short-term and long-term debt.

        Based upon its current  operating  plan,  the Company  believes that its cash and cash equivalents, available borrowings, future cash flow from operations and the proceeds of future debt and equity financings will satisfy the Company's working capital needs for the foreseeable future. However, there can be no assurances in this regard. See Certain Factors Affecting Future
Operating Results-Substantial Increased Leverage," and "-Uncertain Ability to Finance the Company's Growth."

Certain Factors Affecting Future Operating Results

History of Losses

         During the fiscal years ending December 31, 1998, 1997 and 1996, the Company suffered net losses (including non-recurring charges) of approximately ($6,496,000), ($5,589,000), and ($13,890,000), respectively, on revenues of
$21,045,000,   $3,458,000,   and   $1,496,000,   respectively.   Following   its
restructuring in 1996 in which the Company directed its focus on becoming an integrated solid waste management company, the Company implemented a business strategy based on aggressive growth through acquisitions. The Company's ability to become profitable, and to maintain such profitability, as it pursues its business strategy will depend upon several factors, including its ability to (i) execute its acquisition strategy and expand its revenue generating operations while not proportionately increasing its administrative overhead, (ii) locate sufficient additional financing to fund acquisitions, and (iii) continually adapt to changing conditions in the competitive market in which it operates. Outside factors, such as the economic and regulatory environments in which it operates will also have an effect on the Company's business.

Substantial Increased Leverage

        In connection with its business strategy, the Company has incurred and expects to incur substantial indebtedness, resulting in a highly leveraged capital structure. The Company's substantial indebtedness could have important consequences, including limiting the Company's ability to fund future working capital, capital expenditures and other general corporate requirements. This may increase the Company's vulnerability to adverse economic and industry conditions; requiring the Company to dedicate a substantial portion of its cash flow from operations to payments on the Company's indebtedness, thereby reducing the availability of the Company's cash flow to fund working capital, capital expenditures and other general corporate purposes; limiting the Company's flexibility in planning for, or reacting to, changes in the Company's business and the industry in which the Company operates; placing the Company at a competitive disadvantage compared to the Company's competitors that have less indebtedness and limiting the Company's ability to borrow additional funds.

Uncertain Ability to Finance the Company's Growth

        The Company will require substantial funds to complete and bring to commercial viability all of its currently planned projects. The Company also anticipates that future business acquisitions will be financed through cash from operations, the proceeds from the Senior Notes, borrowings under its bank credit facility, offering the Company's stock as consideration for acquisitions or additional equity or debt financings. Therefore, the Company's ability to satisfy its future capital and operating requirements is dependent on a number of pending or future financing activities, none of which is assured successful completion.

Ability to Identify, Acquire and Integrate Acquisition Targets

        The future success of the Company is highly dependent upon the Company's continued ability to successfully identify, acquire and integrate additional solid waste collection, recycling, transfer and disposal businesses. As competition for acquisition candidates increases within the solid waste management industry, the availability of suitable candidates at terms favorable to the Company may decrease. The Company competes for acquisition candidates with larger, more established companies that may have significantly greater capital resources than the Company, which can further decrease the availability of suitable acquisition candidates. There can be no assurance that the Company will be able to identify suitable acquisition candidates, obtain necessary financings on favorable terms or successfully integrate any acquisitions with current operations.

        The Company believes that a significant factor in its ability to consummate acquisitions will be the attractiveness of the Company's Common Stock as consideration for potential acquisition targets. This attractiveness may, in large part, be dependent upon the relative market price and capital prospects of the Company's equity securities as compared to the equity securities of its competitors. If the market price of the Company's Common Stock were to decline, the Company's ability to implement its acquisition program through the issuance of its Common Stock could be materially adversely affected.

Ability to Manage Growth

        The Company's objective is to continue to grow by expanding its services in markets where it can be one of the largest and most profitable fully-integrated solid waste management companies. Accordingly, the Company may experience periods of significant rapid growth. Such growth, if it were to occur, could place a significant strain on the Company's management and its operational, financial and other resources. Any failure to expand its operational and financial systems and controls or to recruit appropriate personnel in an efficient manner at a pace consistent with such growth could have a material adverse effect on the Company's business, financial condition and results of operations.

        The  Company's   future  success  is  also  highly  dependent  upon  its
continuing ability to identify, hire, train and motivate highly qualified personnel. The Company faces competition for hiring such personnel from other companies, government entities and other organizations. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel as required for its projected operations. The inability to attract and retain qualified personnel could have a material adverse effect upon the Company's business, financial condition and results of operations.

Limitations on Landfill Permitting and Expansion

The Company's operations depend on its ability to expand the landfills it owns or operates and develop or acquire new landfill sites. There can be no assurance that the Company will be successful in obtaining new landfill sites or expanding the permitted capacity of its existing landfills. The process of obtaining required permits and approvals to operate and expand landfills and transfer stations has become increasingly difficult and expensive. The process can take several years and involves hearings and compliance with zoning, environmental and other requirements. There can be no assurance that the Company will be successful in obtaining and maintaining required permits. Even when granted, final permits to expand are often not approved until the remaining capacity of a landfill is very low. In the event the Company exhausts its permitted capacity at one of its landfills, the Company's ability to expand internally will be limited and the Company will be required to cap and close such landfill. In addition, the Company could be forced to dispose of its waste at landfills operated by its competitors. The additional costs could have a material adverse effect on the Company's business.

Dependence on Management

        The Company's future success is highly dependent upon the services of its executive officers, particularly Philip Strauss, Chairman, Chief Executive Officer and President of the Company, and Robert Rivkin, Executive Vice President-Acquisitions, Chief Financial Officer, Treasurer and Secretary of the Company. The Company has obtained key executive insurance policies in the amount of $1.0 million with respect to each of Messrs. Strauss and Rivkin. The loss of the services of Mr. Strauss or Mr. Rivkin could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition

        The solid waste management industry is highly competitive, very fragmented and requires substantial labor and capital resources. Competition exists for collection, recycling, transfer and disposal services, and acquisition targets. The markets the Company competes or is likely to compete in are usually served by one or more of the large national, regional or local solid waste companies who may have accumulated substantial goodwill and/or have greater financial, marketing or technical resources than those available to the Company. The Company also competes with counties, municipalities and operators of alternative disposal facilities that operate their own waste collection and disposal facilities. The availability of user fees, charges or tax revenues and the availability of tax-exempt financing may provide a competitive advantage to the public sector. Additionally, alternative disposal facilities such as recycling and incineration may reduce the demand for the disposal of solid waste in landfills. Competition for waste collection and disposal business is based on price, the quality of service and geographical location. From time to time, competitors may reduce the price of their services in an effort to expand or maintain market share or to win competitively bid contracts. There can be no assurance that the Company will be able to successfully bid such contracts or compete with the larger and better-capitalized companies. Geographic Concentration of Operations

        The Company has established solid waste management operations in Vermont, Central Pennsylvania, Central Massachusetts and Central Upstate New York. Since the Company's current primary source of revenues will be concentrated in these geographic locations, the Company's business, financial condition and results of operations could be materially affected by, without limitation, the following: (i) downturns in these local economies, (ii) severely harsh weather conditions and (iii) state regulations. Additionally, the growing competition within the local economies for waste streams may make it increasingly difficult to expand within these regions. There can be no assurance that the Company will be able to continue to increase the waste stream to its landfills or be able to expand its geographic markets to mitigate the effects of adverse events that may occur in these regions.

Seasonally

        The Company's revenues and results of operations tend to vary seasonally. The winter months of the fourth and first quarters of the calendar year tend to yield lower revenues than those experienced in the warmer months of the second and third quarters. The primary reasons for lower revenues in the winter months include, without limitation: (i) harsh winter weather conditions which can interfere with collection and transportation, (ii) the construction and demolition activities which generate landfill waste are primarily performed in the warmer seasons and (iii) the volume of waste in the region is generally lower than that which occurs in warmer months. The Company believes that the seasonally of the revenue stream will not have a material adverse effect on the Company's business, financial condition and results of operations on an annualized basis.

Environmental and Government Regulations

        The Company and its customers operate in a highly regulated environment, and in general the Company's landfill projects will be required to have federal, state and/or local government permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. In addition, if new environmental legislation or regulations are adopted or existing legislation or regulations are amended or are interpreted or enforced differently, the Company or its customers may be required to obtain additional operating permits or approvals. There can be no assurance that the Company will meet all of the applicable regulatory requirements. Any delay in obtaining required permits or approvals will tend to cause delays in the Company's ability to obtain project financing, resulting in increases in the Company's need to invest working capital in projects prior to obtaining more permanent financing, and will also tend to reduce project returns by deferring the receipt of project revenues. In the event that the Company is required to cancel any planned project as a result of the inability to obtain required permits or other regulatory impediments, the Company may lose any investment it has made in the project up to that point, and the cancellation of any landfill projects may have a materially adverse effect on the Company's financial condition and results of operations.

Potential Environmental Liability and Adverse Effect of Environmental Regulation

        The Company's business exposes it to the risk that it will be held liable if harmful substances escape into the environment and cause damages or injuries as a result of its operating activities. Moreover, federal, state and local environmental legislation and regulations require substantial expenditures and impose significant liabilities for non-compliance. The Company believes that it is currently in material compliance with all applicable environmental laws.

Potential Adverse Community Relations

        The potential exists for unexpected delays, costs and litigation resulting from community resistance and concerns relating to existing and acquired operations and proposed future development of solid waste facilities.

Performance or Surety Bonds and Letters of Credit

The Company may be required to post a performance bond, surety bond or letter of credit to ensure proper closure and post-closure monitoring and maintenance at its landfills and transfer stations. Failure to obtain performance bonds, surety bonds or letters of credit in sufficient amounts or at acceptable rates may have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental Impairment Liability Insurance

        The Company has obtained environmental impairment liability insurance covering claims for the sudden or gradual onset of environmental damage to the extent of $5 million per landfill. If the Company were to incur liability for environmental damage in excess of its insurance limits, its financial condition could be adversely affected. The Company also carries a comprehensive general liability insurance policy, which management considers adequate at this time to protect its assets and operations from other risks.

Adequacy of Accruals for Closure and Post-Closure Costs

        The Company has material financial obligations relating to closure and post-closure costs of its existing landfills and any landfill it may purchase or operate in the future. The Company estimates and accrues closure and post-closure costs based on engineering estimates of landfill usage and remaining landfill capacity. There can be no assurance that the Company's financial obligations for closure and post-closure costs will not exceed the amount accrued, which, if it occurs, may have a material adverse effect on the Company's business, financial condition and results of operations.

Capital Expenditures

        The Company capitalizes, in accordance with GAAP, certain expenditures and advances relating to acquisitions, pending acquisitions and landfill projects. The Company's policy is to expense in the current period all unamortized capital expenditures and advances relating to any operation that is permanently shut down or any acquisition that will not be consummated and any landfill project that is terminated. Thus, the Company may be required to incur a charge against earnings in future periods that could have a material adverse effect on the Company's business, financial condition and results of operations.

Year 2000 Compliance

         The  statements  in  the  following  section  include  the  "Year  2000 readiness disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act. Please refer to the information located at the beginning of this Item 7 regarding forward-looking statements contained in this section.

         The Company is assessing the readiness of its systems for handling the Year 2000. Although the assessment is still underway, management currently believes that all material systems will be compliant by Year 2000 and that the costs associated with this are not material. The Company has incurred only minimal costs to date associated with the Year 2000 issue.

         The Company is in the process of identifying key third-party vendors to understand their ability to continue providing services through Year 2000. The Company uses well-regarded nationally known software vendors for both its general accounting applications and industry-specific customer information and billing systems. The Company is implementing a new general accounting package which will be fully Year 2000 compatible, and the provider of the solid waste industry customer information and billing system is Year 2000 compatible. The Company's banking arrangements are with national banking institutions, which are taking all necessary steps to insure its customers' uninterrupted service throughout applicable Year 2000 timeframes. The Company's payroll is performed out-of-house by the largest provider of third party payroll services in the country, which has made a commitment of uninterrupted service to their customers throughout applicable Year 2000 timeframes.

        While the Company currently expects that the Year 2000 issue will not cause significant operational problems, delays in the implementation of new information systems, or failure to fully identify all Year 2000 dependencies in the Company's systems and in the systems of suppliers and financial institutions could have material adverse consequences. Therefore, the Company is developing contingency plans for continuous operations in the event such problems arise.

Inflation

        The Company does not believe its operations have been materially affected by inflation.

Item 8.  Financial Statements and Supplementary Data

            WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES

               Index to Consolidated Financial Statements


                                                                            Page

Independent Auditors' Report                                                  27

Consolidated Balance Sheets at December 31, 1998 and 1997                     28

Consolidated Statements of Operations for the years ended
     December 31, 1998, 1997 and 1996                                         29

Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1997 and 1996                                      30-31

Consolidated Statements of Stockholders' Equity (Deficit)
     for the years ended December 31, 1998, 1997 and 1996                     32

Notes to Consolidated Financial Statements                                 33-48

                           Independent Auditors' Report


The Board of Directors
Waste Systems International, Inc.:

We have audited the accompanying consolidated balance sheets of Waste Systems International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Waste Systems International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP


Boston, Massachusetts
March 12, 1999


                                    WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                                                 Consolidated Balance Sheets



                                                                                    December 31,     December 31,
                             Assets                                                    1998              1997
                             ------
                                                                                 ----------------  ----------------
Current assets:
      Cash and cash equivalents                                                  $       193,613   $     2,964,274
      Accounts receivable, less allowance for doubtful accounts of                             -                 -
          $222,028 and $45,833 in 1998 and 1997, respectively                          5,235,534           944,793
      Prepaid expenses and other current assets  (Note 4)                              4,769,285         1,366,092
                                                                                 ----------------  ----------------
          Total current assets                                                        10,198,432         5,275,159

Restricted cash and securities                                                            39,842           254,000
Property and equipment, net (Notes 2, 3 and 5)                                        44,685,735        12,487,183
Intangible assets, net (Notes 2, 3 and 6)                                             38,059,374            96,832
Other assets                                                                           3,133,316           447,080
                                                                                 ----------------  ----------------
          Total assets                                                           $    96,116,699   $    18,560,254
                                                                                 ================  ================


          Liabilities and Stockholders' Equity

Current liabilities:
      Current portion of long-term debt and notes payable (Note 7)               $     8,259,922   $       843,831
      Accounts payable                                                                 3,849,632           353,937
      Accrued expenses (Note 8)                                                        2,742,409         2,544,995
      Deferred revenue                                                                 1,866,128                 -
                                                                                 ----------------  ----------------
          Total current liabilities                                                   16,718,091         3,742,763

Long-term debt and notes payable (Note 7)                                             64,861,187         7,201,262
Landfill closure and post-closure costs (Notes 2 and 10)                               2,798,597         1,644,000
                                                                                 ----------------  ----------------
          Total liabilities                                                           94,377,875        12,588,025
                                                                                 ----------------  ----------------

Commitments and Contingencies (Note 11)

Stockholders' equity (Notes 12, 13, 14 and 20):
      Common stock, $.01 par value.  Authorized 30,000,000 shares;
          11,718,323 and 3,893,415 shares issued and outstanding at
          December 31, 1998 and 1997, respectively                                       117,184            38,934
      Preferred stock, $.001 par value.  Authorized 1,000,000 shares:
          Series A Convertible Preferred Stock; 200,000 shares designated,
          0 and 92,580 shares issued and outstanding at December 31, 1998
          and 1997, respectively                                                               -         9,257,807
          Series B Convertible Preferred Stock; 100,000 shares designated,
          0 and 40,488 shares issued and outstanding at December 31, 1998
          and 1997, respectively                                                               -         4,048,750
      Additional paid-in capital                                                      37,810,712        21,432,437
      Accumulated deficit                                                            (36,189,072)      (28,805,699)
                                                                                 ----------------  ----------------
          Total stockholders' equity                                                   1,738,824         5,972,229
                                                                                 ----------------  ----------------
          Total liabilities and stockholders' equity                             $    96,116,699   $    18,560,254
                                                                                 ================  ================

  See accompanying notes to consolidated financial statements.


                                  WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                                         Consolidated Statements of Operations


                                                                                Years ended December 31,
                                                                  -----------------------------------------------------
                                                                          1998              1997              1996
                                                                    ---------------   ---------------   ---------------

Revenues                                                            $   21,044,584    $    3,457,692    $   1,495,606
                                                                    ---------------   ---------------   ---------------
Cost of operations:
     Operating expenses                                                 12,399,529         1,718,214           920,553
     Depreciation and amortization                                       4,501,424           692,224           369,785
     Acquisition integration costs (Note 3)                              1,864,535                 -                 -
     Write-off of project development costs (Note 17)                      235,464         1,495,388         6,652,075
                                                                    ---------------   ---------------   ---------------
             Total cost of operations                                   19,000,952         3,905,826         7,942,413
                                                                    ---------------   ---------------   ---------------
            Gross profit (loss)                                          2,043,632          (448,134)       (6,446,807)

Selling, general and administrative expenses                             4,482,478         2,138,180         2,442,816
Amortization of prepaid consulting fees                                          -                 -           834,375
Restructuring (Note 16)                                                          -           596,426         1,741,729
                                                                    ---------------   ---------------   ---------------
            Loss from operations                                        (2,438,846)       (3,182,740)      (11,465,727)
                                                                    ---------------   ---------------   ---------------

Other income (expense):
     Royalty and other income (expense), net                              (134,455)         (515,875)          935,358
     Interest income                                                       441,069           172,363           178,224
     Interest expense and financing costs                               (4,073,693)       (1,354,614)       (1,182,118)
     Write-off of accounts receivable (Note 15)                                  -          (568,217)                -
     Equity in loss of affiliate                                                 -                 -           (96,144)
     Write-off of assets                                                         -                 -           (21,858)
                                                                    ---------------   ---------------   ---------------
            Total other income (expense)                                (3,767,079)       (2,266,343)         (186,538)
                                                                    ---------------   ---------------   ---------------

            Loss before income tax expense (benefit), discontinued
                operations and extraordinary item                       (6,205,925)       (5,449,083)      (11,652,265)

Income tax expense (benefit)  (Note 9)                                      43,174             5,622           (23,456)
     Loss from continuing operations                                    (6,249,099)       (5,454,705)      (11,628,809)
Discontinued operations (Note 16)                                                -                 -        (2,260,963)
                                                                    ---------------   ---------------   ---------------
     Loss before extraordinary item                                     (6,249,099)       (5,454,705)      (13,889,772)

Extraordinary item - loss on extinguishment of debt (Note 7)              (246,535)         (133,907)                -
                                                                    ---------------   ---------------   ---------------
     Net loss                                                           (6,495,634)       (5,588,612)      (13,889,772)

Preferred stock dividends (Note 13)                                        887,869                 -                 -
                                                                    ---------------   ---------------   ---------------

            Net loss available for common shareholders              $   (7,383,503)   $   (5,588,612)   $  (13,889,772)
                                                                    ===============   ===============   ===============

Basic net loss per share:
     Loss from continuing operations                                $        (0.85)   $        (1.51)   $        (4.10)
     Discontinued operations                                                     -                 -             (0.80)
     Extraordinary item                                                      (0.03)            (0.04)                -
                                                                    ---------------   ---------------   ---------------

Basic net loss per share                                                     (0.88)            (1.55)            (4.90)
     Preferred stock dividends                                               (0.12)                -                 -
                                                                    ---------------   ---------------   ---------------

Basic net loss available for common shareholders                    $        (1.00)   $        (1.55)$  $        (4.90)

Weighted average number of shares used in
     computation of basic net loss per share                             7,389,547         3,612,623         2,834,841
                                                                    ===============   ===============   ===============


  See  accompanying  notes to consolidated  financial statements.


                                   WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                                          Consolidated Statements of Cash Flows


                                                                                   Years ended December 31,
                                                                     -----------------------------------------------------
                                                                             1998               1997              1996
                                                                     ------------------  ----------------  ---------------
Cash flows from operating activities:
    Net loss                                                         $      (6,495,634)  $    (5,588,612)  $  (13,889,772)
    Adjustments to reconcile net loss to net cash
      provided (used) by operating activities:
       Depreciation and amortization                                         5,248,354           900,549        1,556,380
       Extraordinary loss on extinguishment of debt                            246,535           133,907                -
       Accrued landfill closure and post-closure costs                       1,154,597           124,000           20,000
       Write-off of project development costs                                  235,284         1,495,388        6,652,075
       Write-off of accounts receivable and other assets                             -           568,217           21,858
       Discontinued operations                                                       -                 -        2,260,963
       Minority interest                                                             -                 -          (12,655)
       Equity in loss of affiliate                                                   -                 -           96,144
       Issuance of common stock for services                                    12,500            44,854           17,157
       Allowance for doubtful accounts                                         176,195            23,333           10,000
       Changes in assets and liabilities:
          Accounts and notes receivable                                     (2,004,616)           73,503          375,519
          Prepaid expenses and other current assets                           (861,529)         (242,092)          16,558
          Accounts payable                                                   1,372,730        (1,175,139)      (1,253,507)
          Accrued expenses                                                     640,869            62,463          777,516
          Deferred revenue                                                   1,645,124                 -                -
                                                                     ------------------  ----------------  ---------------
       Net cash used by continuing operations                                1,370,409        (3,579,629)      (3,351,764)
       Net cash used by discontinued operations and restructuring             (778,609)       (1,006,488)        (560,377)
                                                                     ------------------  ----------------  ---------------
          Net cash provided (used) by operating activities                     591,800        (4,586,117)      (3,912,141)
                                                                     ------------------  ----------------  ---------------
Cash flows from investing activities:
    Proceeds from sale of assets                                                     -           800,000          127,500
    Net assets acquired through acquisitions                               (58,340,223)                -
    Restricted cash and securities                                             214,158           956,017       (1,022,517)
    Investment in affiliate                                                          -                 -          (86,115)
    Landfills                                                               (5,372,481)         (307,552)      (5,199,493)
    Landfill and other development projects                                    (99,655)         (263,868)        (467,855)
    Land, buildings, facilities and improvements                              (664,264)                -
    Machinery and equipment                                                   (189,215)         (114,330)        (914,600)
    Rolling stock                                                           (1,403,747)         (122,905)               -
    Containers                                                                (617,813)         (189,109)         (16,716)
    Office furniture and equipment                                            (684,515)                -
    Deposits for future acquisitions                                        (2,210,667)                -                -
    Intangible assets                                                         (709,881)                -          (35,261)
    Other assets                                                            (1,860,527)          (52,127)         (26,162)
                                                                     ------------------  ----------------  ---------------
          Net cash provided (used) by investing activities                 (71,938,830)          706,126       (7,641,219)
                                                                     ------------------  ----------------  ---------------
Cash flows from financing activities:
    Deferred financing and registration costs                               (1,808,962)          (56,098)         (86,074)
    Net borrowings and advances
       from stockholders and related parties                                         -                 -         (114,575)
    Repayments of notes payable and long-term debt                         (15,217,063)       (2,445,476)        (426,734)
    Borrowings from notes payable and long-term debt                        86,449,857         1,143,861        1,117,982
    Proceeds from issuance of common stock                                      40,406           686,724        6,090,473
    Proceeds from issuance of Series A preferred stock                               -         7,250,478                -
    Dividends paid                                                            (887,869)                -
                                                                     ------------------  ----------------  ---------------

          Net cash provided by financing activities                         68,576,369         6,579,489        6,581,072
                                                                     ------------------  ----------------  ---------------
Increase (decrease) in cash and cash equivalents                            (2,770,661)        2,699,498       (4,972,288)
Cash and cash equivalents, beginning of year                                 2,964,274           264,776        5,237,064
                                                                     ------------------  ----------------  ---------------
Cash and cash equivalents, end of year                               $         193,613   $     2,964,274   $      264,776
                                                                     ==================  ================  ===============


  See accompanying  notes to consolidated  financial statements.



Supplemental disclosures of cash flow information:

     During the years ended December 31, 1998, 1997 and 1996, cash paid for interest was $3,715,304, $1,493,221, and $1,201,864, respectively.

Supplemental disclosures of non-cash activities:

     During 1998, 1997 and 1996 the Company acquired assets of $2,113.591, $2,190,050 and $683,777 respectively, under capital lease obligations.

     In connection with the Company's acquisitions, during 1998, the Company acquired property and equipment of $24,297,759, intangible assets of $35,170,590 and other assets of $336,619. The Company paid $58,340,233 in cash and assumed liabilities from the acquired companies of $1,464,735.

     During 1998, the Company converted 92,580 shares or $9,257,807 of its Series A Preferred Stock into 6,590,577 shares of its Common Stock.

     On September 22, 1998, the Company issued 455,922 shares of its Common Stock in connection with the acquisition of Mattei-Flynn Trucking, Inc.

     On May 22, 1998, the Company issued 111,110 shares of its Common Stock in connection with the acquisition of Eagle Recycling, Inc. and Horvath S anitation, Inc.

     On May 14, 1998, the Company converted 40,488 shares or $4,048,750 of its Series B Preferred Stock into 623,808 shares of its Common Stock.

     In December 1997, the Company converted $3,950,000, plus accrued interest, of its 10% Convertible, Redeemable, Subordinated Notes due October 6, 2000 for 40,488 shares of its Series B Convertible Preferred Stock.

     In October 1997, the Company converted 4,800 shares valued at $480,000, of its Series A Preferred Stock into 341,334 shares of its Common Stock.

     In June 1997, the Company issued Series A Preferred Stock valued at $850,000 in exchange for the remaining 20% minority interest in the Moretown, Vermont landfill.

     In June 1997, the Company issued Series A Preferred Stock valued at $44,854 in exchange for consulting services.

     In June 1997, the Company wrote down assets to their net realizable value of $863,428 related to the Fairhaven landfill project. This was charged against the restructuring and current liabilities accrual.

     In June 1997, the Company issued Series A Preferred Stock at a value of $700,000 and retired the FDIC loan of $511,093 and accrued interest of $55,000. The pay off resulted in a realized loss on the early retirement of debt of $133,907.


     In 1996, the Company exchanged $2,850,000 of convertible subordinated debt and $27,425 of accrued interest for 313,992 shares of common stock.

        See  accompanying  notes  to  consolidated  financial statements.

                                              WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                                          Consolidated Statements of Stockholders' Equity (Deficit)

                              Preferred Stock       Preferred Stock                           Additional               Stockholders'
                                  Series A              Series B            Common Stock       paid-in     Accumulated     equity
                             Shares     Amount     Shares     Amount     Shares     Amount     capital       deficit     (deficit)
                            --------- ---------- ---------- ---------- ---------- ---------- ------------ ------------- ------------

Balance, December 31, 1995          -          -          -          -  2,341,268  $ 23,413  $12,595,504  $ (9,327,315) $ 3,766,601

Exercise of Warrants to purchase
  1,728 shares of common stock
  at $11.45 per share               -          -          -          -      1,728        17       19,769              -      19,786

Exercise of merger-related Placement
  Agent Warrants to purchase 1,755
  shares of common stock at
  $11.50 per share                  -          -          -          -      1,755        18       20,165              -      20,183

Exercise of merger-related Placement
  Agent Warrants to purchase 6,444
  shares of common stock at
  $11.50 per share                  -          -          -          -      6,444        64       74,042              -      74,106

Exercise of Options to purchase
  656 shares of common stock
  at $10.00 per share               -          -          -          -        656         7        6,555              -       6,562

Issuance of common stock at $9.70
  per share, through private placement
  in June, 1996                     -          -          -          -    660,949     6,609    6,404,591              -   6,411,200

Expenses incurred in connection with
  the private placement in
  June, 1996                        -          -          -          -          -          -    (651,926)             -    (651,926)

Exercise of Options to purchase
  656 shares of common stock
  at $10.00 per share               -          -          -          -        656         7        6,555              -       6,562

Issuance of common stock at $11.25
  per share, net of 50% discount
  due to restrictions on sale,
  for director's fee                -          -          -          -      2,000        20       11,230              -      11,250

Conversion of convertible debentures,
  plus accrued interest at a conversion
  price of $9.16                                                          313,992     3,140    2,874,285                  2,877,425

Reclassification of deferred financing
  costs related to convertible debentures
  converted to common stock                                                                     (235,888)                  (235,888)

Exercise of Series C Warrants to purchase
  400 shares of common stock at
  $10.00 per share                  -          -          -          -        400         4        3,996              -       4,000


Issuance of common stock at $7.50
  per share, net of 50% discount
  due to restrictions on sale,
  for directors fee                                                         1,575  $     16  $     5,890                      5,906

Issuance of common stock at $6.85
  per share, in exchange for debt
  in November 1996                  -          -          -          -     29,091       291      199,709              -     200,000

Net loss for the year ended
  December 31, 1996                 -          -          -          -          -          -            -  (13,889,772) (13,889,772)
                             -------- ---------- ---------- ---------- ---------- ---------- ------------ ------------- ------------
Balance, December 31, 1996          -          -          -          -  3,360,514    33,606   21,334,477   (23,217,087)  (1,374,005)

Issuance of common stock at
  $2.50 per share, in connection
  with a private placement,
  January 1997                      -          -          -          -    172,000     1,720      428,280              -     430,000

Issuance of Series A Convertible
  Preferred Stock, 8% cumulative
  annual dividend, convertible
  into common stock at a price
  of $1.406 per share,
  June 1997                   97,380  9,737,807           -          -          -          -    (892,475)             -   8,845,332

Issuance of common stock at $3.75
  per share, in connection with the
  purchase of minority interest in
  the Company's collection operations
  in Vermont, September 1997        -          -          -          -     18,667       187       69,813              -      70,000

Exercise of Series E Warrants to
  purchase 901 shares of common
  stock at $17.50 per share,
  November 1997                     -          -          -          -        901         9       15,755              -      15,764

Conversion of Series A Convertible
  Preferred Stock for common stock
  at $1.406 per share, September
  and October 1997            (4,800)  (480,000)          -          -    341,334     3,413      476,587              -            -

Issuance of Series B Convertible
  Preferred Stock, 6% cumulative
  annual dividend, convertible into
  common stock at a price of $6.26
  per share, December 30, 1997      -          -    40,488  4,048,750           -          -            -             -   4,048,750

Net loss for the year ended
  December 31, 1997                 -          -          -          -          -          -            -   (5,588,612)  (5,588,612)
                             -------- ---------- ---------- ---------- ---------- ---------- ------------ ------------- ------------
Balance, December 31, 1997    92,580  9,257,807     40,488  4,048,750   3,893,415    38,935   21,432,437   (28,805,699)   5,972,230

Conversion of Series B Preferred
  Stock to equity                   -          -   (40,488)(4,048,750)    623,808     6,238    4,042,512              -            -

Conversion of Series A Preferred
  Stock to equity            (92,580)(9,257,807)          -          -  6,590,577    65,906    9,191,901              -            -

Expenses associated with
  equity transactions                                                                           (256,101)                  (256,101)

Common Stock issued for services                                           14,766       148       12,352                     12,500

Common Stock issued in business
  combinations
                                                                          567,032     5,670    3,347,494                  3,353,164
Exercise of options to purchase
  common stock                                                             28,725       287       40,117                     40,404

Dividends paid on preferred stock                                                                             (887,869)    (887,869)

Net loss for the year ended
  December 31, 1998                                                                                         (6,495,634)  (6,495,634)

                             -------- ---------- ---------- ---------- ---------- ---------- ------------ ------------- ------------
Balance, December 31, 1998          - $        -          - $        - 11,718,323 $ 117,184  $37,810,712  $(36,189,202) $ 1,738,694
                             -------- ---------- ---------- ---------- ---------- ---------- ------------ ------------- ------------


          See accompanying notes to consolidated financial statements


                 WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note  1.      Business and Nature of Operations

The Company is an integrated solid waste management company providing non-hazardous waste collection, recycling, transfer and disposal services to approximately 52,000 commercial, industrial, residential and municipal customers located in 4 states in the Northeast and Mid-Atlantic regions of the country as of December 31, 1998.

On March 2, 1999, the Company completed an offering of $100.0 million in 11.5% Senior Notes (the "Senior Notes") and warrants to purchase an aggregate of 1,500,000 shares of common stock at an exercise price of $6.25 per share (the "Warrants"). The Company used a portion of the proceeds from the Senior Notes to repay certain debt obligations and to repurchase 497,778 shares of the Company's common stock from the Federal Deposit Insurance Corporation (FDIC). The Company intends to use the balance of the proceeds for general corporate purposes, including possible future acquisitions and working capital. In addition, since December 31, 1998 the Company has completed six acquisitions, consisting of 5 collection operations and one landfill. See Footnote 20 "Subsequent Events".

Note  2.      Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: All short-term investments which have an original maturity of 90 days or less, and are valued at cost plus accrued interest which approximates market, are considered to be cash equivalents.

Restricted Cash and Securities: Restricted cash and securities consist principally of funds or securities deposited in connection with the future financial obligation of landfill or transfer station closure and post-closure. Amounts are principally invested in fixed income securities of U.S. governmental and financial institutions. The Company considers its investments to be held to maturity. Substantially all of these investments mature within one year. The investments are valued at cost plus accrued interest, which approximates market.

Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 102, "Disclosures About the Fair Value of Financial Instruments", requires disclosure of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of the following disclosure the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. Management has determined that the carrying value of its financial assets and liabilities approximates fair value at December 31, 1998.

Property and Equipment: Property and equipment are stated at cost. The cost of all maintenance and repairs are charged to operations as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows:

              Buildings, facilities and improvements                 10-30 years
              Machinery and equipment                                 3-10 years
              Rolling stock                                           3-10 years
              Containers                                              5-10 years
              Office equipment                                         3-5 years

Capitalization of landfill development costs begins upon determination by the Company of the economic feasibility or extended useful life of each landfill acquired as a result of comprehensive engineering and profitability studies and with the signing of landfill management contracts for facilities operated by the Company that are not owned. Capital costs include acquisition, engineering, legal, and other direct costs associated with the permitting and development of new landfills, expansions at existing landfills, and cell development. These costs are capitalized and not amortized until all permits are obtained and operations have commenced.

Interest is capitalized on landfill development costs related to permitting, site preparation, and facility construction during the period that these assets are undergoing activities necessary for their intended use. Interest costs of approximately $360,000, $24,000 and $42,000 were capitalized during 1998, 1997 and 1996, respectively.

Landfill development costs are amortized using the unit-of-production method, which is calculated using the total units of airspace filled during the year in relation to total estimated permitted airspace capacity. The determination of airspace usage and remaining airspace capacity is an essential component in the amortization calculation. The determination is performed by conducting annual topography surveys of the Company's landfill facilities to determine remaining airspace capacity in each landfill. The surveys are reviewed by the Company's consulting engineers, the Company's internal operating and engineering staff, and its financial and accounting staff. Current year-end remaining airspace capacity is compared with prior year-end remaining airspace capacity to determine the amount of airspace used during the current year. The result is compared against the airspace consumption figures used during the current year for accounting purposes to ensure proper recording of the amortization provision. The reevaluation process did not materially impact results of operations for any years presented.

The Company performs assessments for each landfill of the recoverability of capitalized costs which requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in environmental regulation. It is the Company's policy to periodically review and evaluate that the benefits associated with these costs are expected to be realized and therefore capitalization and amortization is justified. Capitalized costs related to landfill development for which no future economic benefit is determined by the Company are expensed in the period in which such determination is made.

Intangible Assets: The Company records the excess of the purchase price over the fair market value of the net identifiable assets of an acquired company as goodwill. Goodwill is amortized on a straight-line basis over forty years. Other intangible assets include customer lists and covenants not to compete which are amortized on a straight-line basis over a period not to exceed ten years and over the term of the agreement, respectively. The Company evaluates the periods of amortization continually to determine whether subsequent events and circumstances warrant revised estimates of useful lives. If estimates are changed, the unamortized cost shall be allocated to the remaining period in the revised useful life.

Landfill Closure and Post-Closure Costs: The Company has a material financial obligation relating to closure and post-closure activities for landfills it owns or operates. Accordingly, the Company estimates and accrues closure and post-closure costs on a unit-of-production basis over each landfill's estimated remaining permitted airspace capacity. The accrual is based on final capping of the site, site inspection, leachate management, methane gas control and recovery, groundwater monitoring, and operation and maintenance costs to be incurred during the period after the facility closes. The estimated costs are expressed in current dollars and are not discounted to reflect timing of future expenditures. The Company has accrued approximately $2.8 million and $1.6 million for closure and post-closure costs at December 31, 1998 and 1997, respectively. The engineering and accounting staffs of the Company periodically review its future obligation for closure and post-closure costs. If estimates of the permitted air space capacity or the estimated costs of closure and post-closure have changed, the Company revises the rates at which it accrues the future costs.

The Company records reserves for landfill closure and post-closure costs, as necessary, as a component of the purchase price of facilities acquired, in acquisitions accounted for under the purchase method, when the acquisition is consummated.

Deferred Financing Costs: Deferred financing costs are amortized on a straight-line basis over the life of the related notes payable or debt. There is not a material difference between using the straight-line method and the effective interest method.

Income Taxes:     The Company uses the asset and liability method of accounting for deferred income taxes.

Revenue Recognition: The Company's revenues are derived primarily from its collection, recycling, transfer and disposal services. The Company records revenues when the services are performed. The Company occasionally bills customers in advance of providing the services. Advanced billings are recorded as deferred revenue.

Cost of operations: Cost of operations includes direct labor, fuel, equipment maintenance, insurance, depreciation and amortization of equipment and landfill development costs, accruals for ongoing closure and post-closure regulatory compliance (for landfills owned), and other routine maintenance and operating costs directly related to landfill operations. Also included in cost of operations are payments made to the towns in which each landfill is located in the form of "Host Town Fees", which are negotiated on a rate per ton basis as part of the contract with the Town. In Towns where landfills are operated under management contracts, the Town is responsible for the closure and post-closure costs related to the landfill.

Earnings Per Share: In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS
128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS 128 requirements. Weighted average number of common and common equivalent shares outstanding and earnings per common and common equivalent shares have been restated to give effect to a one-for-five reverse stock split effective February 18, 1998.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of: The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of", on January 1, 1997, for the year ended December 31, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity in 1998 or 1997.

Reclassifications: Certain amounts in prior year financial statements have been reclassified to conform to their 1998 presentation.

Note  3.  Acquisitions

During 1998, the Company acquired a total of 34 companies, including eleven collection companies (one of which included a transfer station) in Vermont, five collection companies and two landfills in Central Pennsylvania, three collection companies and a transfer station in Central Massachusetts and twelve collection companies (one of which included a transfer station) in Central Upstate New York. The aggregate cost of these acquisitions was approximately $63.2 million consisting of approximately $58.3 million in cash, $3.4 million in stock and approximately $1.5 million in assumed liabilities. The acquisitions have all been recorded using the purchase method of accounting and accordingly, the results of operations of the acquired companies are included in the consolidated statements of operations since the respective dates of acquisition. The purchases prices were allocated to the assets and liabilities of the acquired companies based on their respective fair values at the dates of acquisition as follows: the Company acquired property and equipment of $24,298,000, intangible assets of $35,171,000 and other assets of $337,000.

Acquisition integration costs consist of one-time, non-recurring costs, which in the opinion of management have no future value and, therefore, are expensed. Such costs include termination and retention of employees, lease termination costs, costs related to the integration of information systems and costs related to the change of name of the acquired company or business. These charges are estimated and accrued at the time the acquisition is closed. The estimates are reviewed frequently by Company management and the related operation teams integrating the new acquisitions and adjusted as required. Acquisition integration costs totaled $1,865,000 for 1998.

The following unaudited pro forma financial information presents the combined results of operations of the Company and the aggregate of the acquired entities for the years ended December 31, 1998 and 1997 as if the acquisitions had occurred as of January 1, 1998 and 1997, respectively, after giving effect to certain adjustments, including amortization of intangibles and additional depreciation of property and equipment. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and the aggregate of the acquired entities constituted a single entity during such period.

                                December 31,1998               December 31, 1997
                                  (unaudited)                    (unaudited)

  Net revenue                     $ 31,546,000                    $31,018,000
                                   ============                    ===========

  Net loss                        $ (4,631,000)                   $(5,128,000)
                                   =============                   ============

  Basic loss per share            $     (0.63)                    $   (1.42)
                                    ============                   ============


Note  4.      Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following;

                                                          December 31,
                                                    1998                1997
                                             -----------------------------------

 Deposits for future acquisitions             $ 2,210,667          $     132,893
 Prepaid disposal costs                         1,922,792                    -
 Prepaid permit costs                                 -                  502,974
 Due from former employee                             -                  300,000
 Other prepaid expenses                           635,826                430,225
                                            --------------           -----------

 Total prepaid expenses and
     other current assets                   $    4,769,285          $  1,366,092
                                            ==============          ============

Note  5.      Property and Equipment

Property and equipment are stated at cost and consist of the following;

                                                            December 31,
                                                    1998                1997
                                                --------------------------------
 Landfills                                    $ 18,631,409           $ 8,412,010
 Landfill and other development projects         8,778,901               691,225
 Buildings, facilities and improvements          4,701,245             1,490,964
 Machinery and equipment                         3,038,700             1,513,720
 Rolling stock                                   8,980,626               662,595
 Containers                                      4,104,397               401,941
 Office furniture and equipment                    713,235               333,017
                                              ------------            ----------
                                                48,948,513            13,505,472
 Less accumulated depreciation
    and amortization                           (4,262,778)           (1,018,289)
                                               -----------         -------------

 Property and equipment, net                   $44,685,735           $12,487,183
                                               ===========           ===========

Note  6.      Intangible Assets

Intangible assets consist of the following;

                                                          December 31,
                                                    1998                1997
                                                 -------------------------------
Goodwill                                      $   30,441,948         $    94,873
Non-compete agreements                             4,333,685                  -
Customer lists                                     3,841,599                  -
Other                                                713,235               3,354
                                                 ------------        -----------
                                                  39,330,467              98,227
    Less accumulated amortization                 (1,271,093)            (1,395)
                                                  -----------         ----------
 Total intangible assets                        $ 38,059,374         $    96,832
                                                 ============        ===========

Note  7.      Long-term Debt and Notes Payable

Long-term debt and notes payable consists of:
                                                             December 31,
                                                       1998                1997
                                                     ---------------------------
7% Convertible Subordinated Notes                $ 60,000,000    $          -
Howard Bank Credit Facility                        10,000,000            748,000
13% Short-term Notes                                7,500,000               -
10% Convertible Subordinated Debentures             1,850,000          4,425,000
Capital Leases                                      1,201,516          2,626,700
Equipment and Other Notes Payable                   2,569,593            245,393
                                                 -------------       -----------

                                                   83,121,109          8,045,093
   Less current portion                             8,259,922            843,831
                                                 -------------       -----------

     Long-term portion                           $ 74,861,187        $ 7,201,262
                                                  ============       ===========

Scheduled maturities of long-term debt and notes payable, excluding capital leases are as follows:

Payments due in the year ending December 31,
                  1999                                     $  8,176,268
                  2000                                       12,536,690
                  2001                                          530,953
                  2002                                          427,261
                  2003                                          248,421
                  Thereafter                                 60,000,000
                                                          -------------

                                                          $  81,919,593

7% Convertible Subordinated Notes: On May 13, 1998, the Company closed an offering of $60.0 million in 7% Convertible Subordinated Notes (the "Notes" or "7% Subordinated Notes"), which resulted in net proceeds to the Company of approximately $58.3 million. The Notes mature in May 2005, and bear interest at 7.0% per annum, payable semi-annually in arrears on each June 30 and December
31. The Notes and any accrued but unpaid interest are convertible into Common Stock at a conversion price of $10.00 per share. The shares are convertible at the option of the holder at any time and can be mandatorily converted by the Company after 2 years if the Company's Common Stock closing price equals or exceeds the conversion price of $10.00 per share for a period of 20 consecutive trading days. The Company used the majority of the proceeds from the Notes to repay existing debt of approximately $11.7 million and complete several acquisitions. As a result of the debt payoffs, the Company recorded an extraordinary loss on extinguishment of debt of approximately $247,000 during 1998. In March 1999, the Company exchanged 2,244,109 shares of the Company's Common Stock for $10,390,000 of the Notes. (See Footnote 20 "Subsequent Events")

Howard Bank Credit Facility: On March 31, 1997, the Company closed a $1.0 million term loan with The Howard Bank of Burlington, Vermont. During 1998, the loan was renegotiated as part of a line of credit for $10,000,000. The line of credit was repaid in full in March 1999, with the proceeds of the Senior Notes. See Footnote 20 "Subsequent Events". The Company is currently negotiating an expansion of this facility with The Howard Bank.

13% Short-term Notes. At December 31, 1998 the Company had outstanding debt in the principal amount of approximately $7.5 million to BIII Capital Partners, L.P., a significant shareholder of the Company. The debt consisted of 13% Short Term Notes due June 30, 1999. The Short Term Notes were repaid in full in March 1999, with the proceeds of the Senior Notes. See Footnote 20 "Subsequent Events".

10%  Convertible   Subordinated   Notes.  During  1995,  the  Company  closed  a
"Regulation S" offering of $11,225,000 in Convertible Subordinated Notes and Warrants to overseas investors, which resulted in net proceeds to the Company of $10,085,587. The Notes mature on September 30, 2000, and bear interest at 10%, payable quarterly. The Notes are convertible into Common Stock at $9.20 per share and are callable at the Company's option at any time if the closing sale price of the Common Stock exceeds $50.00 per share for a period of 20 consecutive trading days prior to redemption notice. The Notes have not been registered under the Securities Act and may not be sold in the United States without such registration or an applicable exemption from the requirement of registration.

On  December  31,  1997,  the  Company   converted   $3,950,000  of  Convertible
Subordinated Debentures and $110,625 of accrued interest into 40,488 shares of Series B Convertible Preferred Stock. See Footnote 13 "Preferred Stock".

Capital Leases.   The Company  leases  certain  facilities,  equipment,  and vehicles  under  agreements  which are classified as capital leases.

Leased capital assets included in property and equipment are as follows:
                                                           December 31,
                                                  1998                  1997

                  Land and Buildings           $ 1,327,161           $ 1,634,078
                  Machinery and equipment              -               1,881,630
                                              ------------             ---------

                                                 1,327,161             3,515,708
                      Accumulated depreciation    (38,667)             (207,053)
                                               ----------             ---------
                                              $  1,288,494           $ 3,308,655
                                              ============           ===========

Future  minimum  lease   payments,   by  year  and  in  the   aggregate,   under
non-cancelable capital leases and operating leases with initial or remaining terms of one year or more at December 31, 1998 are as follows:

                                               Capital                 Operating
                                                Leases                    Leases
Payments due in the year ending December 31,
                  1999                     $   200,040              $    313,883
                  2000                         200,040                   327,719
                  2001                         200,040                   351,215
                  2002                         200,040                   358,484
                  2003                         200,040                    94,366
                  Thereafter                   766,820                       -
                                              ----------              ----------

                  Minimum lease payments     1,767,020               $ 1,445,667
                                                                     ==========
Less: amount representing interest             565,504

Present value of net minimum lease payments  1,201,516
                      Less current portion      83,654

                  Long-term portion        $ 1,117,862
                                           ===========


The Company's rental expense for operating leases was $388,630, $81,757 and $293,766 for the years ended December 31, 1998, 1997 and 1996, respectively.

Equipment and Other Notes Payable, Equipment and other notes payable are secured by the respective equipment, and are payable monthly in varying amounts ranging from $1,686 To $18,524 With interest rates ranging from 8.0% to 8.5%. Most of the notes were repaid in March 1999 with the proceeds of the Senior Notes. See Footnote 20 "Subsequent Events".

Note  8. Accrued Expenses

Accrued expenses consisted of the following:

                                                          December 31,
                                                  1998                      1997
                                               ---------------------------------
Acquisition integration costs                 $  676,703              $       -
Interest                                         123,872                 103,578
Professional and consulting fees                 125,410                 265,024
Compensation and benefits                        432,089                  64,451
Other taxes and fees                             449,509                 271,718
Due to sellers                                   260,000                      -
Accrued disposal costs                           210,021                      -
Medical Waste litigation (See Note 15)            88,189                 300,000
Other                                            376,616                   5,615
Fairhaven landfill (See Note 17)                      -                  756,000
Restructuring (See Note 16)                           -                  778,609
                                               -----------               -------

                                              $ 2,742,409            $ 2,544,995
                                               ===========            ==========

Note  9.      Income Taxes


Income tax expense
    (benefit) consists of:              Current        Deferred          Total
 Year ended December 31, 1998:          ----------------------------------------

    Federal                           $      -        $     -        $      -
    State                                  43,174           -          43,174
                                        ----------------------------------------

                                      $    43,174      $     -       $ 43,174
                                        ========================================

Year ended December 31, 1997:
     Federal                          $      -         $     -       $     -
     State                                5,622              -           5,622
                                       -----------------------------------------

                                      $   5,622        $     -       $   5,622
                                        ========================================

Year ended December 31, 1996:
      Federal                         $     -          $    -        $      -
      State                              (23,456)           -          (23,456)
                                       ----------------------------------------

                                      $ (23,456)       $    -        $ (23,456)
                                       =========================================

A reconciliation between federal income tax expense (benefit) at the statutory rate and the Company's federal tax expense (benefit) is as follows for the years ended December 31:

                                      1998            1997            1996
                                     ---------------------------------------

Statutory Federal income tax
     (benefit)                    $ (2,193,836)   $ (1,898,217)  $ (4,717,894)
State taxes, net of Federal income
      tax benefit                   (3,460,328)       (530,947)    (1,210,466)
Valuation allowance                  5,533,239       2,432,087      5,898,245
Other                                  164,100           2,699          6,659
                                    -------------  --------------  -------------
                                 $     43,174      $     5,622   $   (23,456)
                                    ===========    ==============   ============


The tax effects of temporary differences between financial statement and tax accounting that gave rise to significant portions of the Company's net deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below.

                                                1998                    1997
                                             -------------          ----------
Deferred tax assets:
Accounts receivable allowance              $   303,207            $       11,528
Property and equipment depreciation                -                     194,942
Other accrued liabilities                      334,102                 4,371,736
Operating loss and credit carryforwards     14,864,820                 4,543,738
                                            ----------                 ---------

Gross deferred tax assets                   15,502,129                 9,121,944
 Less: valuation allowance                 (14,655,182)              (9,121,944)
                                          ------------               -----------

    Net deferred t                           846,947                         -

   Deferred tax liabilities:
 Total deferred tax liabilities             (846,947)                        -

    Net deferred tax liability           $          -         $              -
                                         ===============         ==============

At December 31, 1998 the Company had net operating loss carryforwards for Federal income tax purposes of approximately $34 million which generally are available to offset future Federal taxable income, if any, and which expire during the years ending December 31, 2010 through 2018. The Company underwent an ownership change as defined in Internal Revenue Code Section 382 on June 30, 1997 and as a result will be restricted in its ability to use net operating loss carryforwards generated prior to the ownership change to offset future taxable income. The Company's future use of net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation generally equal to the product of the long-term tax exempt rate for June 1997 of 5.64% and the value of the Company as of June 30, 1997. As a result of this limitation a portion of the Company's Federal and state net operating loss carryforwards may expire unused.

Note  10.     Landfill Closure and Post-Closure Costs

Landfills are typically developed in a series of cells, each of which is constructed, filled, and capped in sequence over the operating life of the landfill. When the cell is filled and the operating life of the landfill is over, the final cell must be capped, the entire site must be closed and post-closure care and monitoring activities begin. The Company will have material financial obligations relating to the final closure and post-closure costs of each landfill the Company owns.

The Company has estimated at December 31, 1998, that the total costs for final closure and post-closure of Cells I and II at the Moretown, Vermont landfill, including capping costs, cap maintenance, groundwater monitoring, methane gas monitoring, and leachate treatment and disposal for up to 30 years, is approximately  $4.2  million.  Based  upon  the  capacity  of  Cells  I and  II, approximately $1.8 million and $1.6 million were accrued at December 31, 1998 and 1997, respectively for final closure and post closure costs. In July 1998, the Company acquired the Sandy Run landfill located in Hopewell, Pennsylvania. The Company has estimated at December 31, 1998, that the total costs for final closure and post-closure of Cells I through IV at Sandy Run, including capping costs, cap maintenance, groundwater monitoring, methane gas monitoring, and leachate treatment and disposal for up to 30 years, is approximately $4.1 million. Based upon the capacity of Cells I and II, approximately $1.0 million was accrued at December 31, 1998 for final closure and post closure costs.

The Company bases its estimates for these accruals on respective State regulatory requirements, including input from its internal and external consulting engineers and interpretations of current requirements and proposed regulatory changes. The closure and post-closure requirements are established under the standards of the U.S. Environmental Protection Agency's Subtitle D regulations as implemented and applied on a state-by-state basis.

The determination of airspace usage and remaining airspace capacity is an essential component in the calculation of closure and post-closure accruals. See
Note 2 - Summary of Significant Accounting Policies - Landfill Closure and Post-Closure Costs.

Note  11.     Commitments and Contingencies

Landfill related activities. In the normal course of its business, and as a result of the extensive governmental regulation of the solid waste industry, the Company periodically may become subject to various judicial and administrative proceedings involving federal, state, or local agencies. In these proceedings, the agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time, the Company also may be subjected to actions brought by citizens' groups in connection with the permitting of its landfills or transfer stations, or alleging violations of the permits pursuant to which the Company operates. Certain federal and state environmental laws impose strict liability on the Company for such matters as contamination of water supplies or the improper disposal of waste. The Company's operation of landfills subjects it to certain operational, monitoring, site maintenance, closure and post-closure obligations which could give rise to increased costs for monitoring and corrective measures. See Note 10 - Landfill Closure and Post Closure Costs.

The Company has a $5 million environmental impairment liability insurance covering claims for sudden or gradual onset of environmental damage at each of its landfills. If the Company were to incur liability for environmental damage in excess of its insurance limits, its financial condition could be adversely affected. The Company carries a comprehensive general liability insurance policy which management considers adequate at this time to protect its assets and operations from other risks.

None of the Company's landfills are currently connected with the Superfund National Priorities List or potentially responsible party issues.

Employment Contracts. The Company has entered into employment agreements with its two senior executives, which expire on July 1, 2000 and subsequently provide for employment until terminated by either party at annual salaries of $200,000 through July 1, 1999 and $225,000 through July 1, 2000.

Legal Matters. Richard Rosen ("Rosen"), former Chairman, Chief Executive Officer and President of the Company, commenced an action against the Company in Middlesex County (Massachusetts) Superior Court, seeking an award of damages resulting from the Company's alleged breach of a Memorandum of Understanding entered into between the Company and Rosen in connection with the termination of Rosen's employment with the Company, in which Rosen had been granted an option to purchase certain assets of the Company not related to its core business. The Company believes this claim to be frivolous and is vigorously defending this action. The Company has previously received an arbitration award against Rosen directing Rosen to pay $780,160 for breach by Rosen of his employment agreement with the Company. On February 25, 1997 the Middlesex Superior Court in Cambridge, Massachusetts confirmed the arbitration award and entered judgment against Rosen.

In addition to the matter set forth above, from time to time, in the ordinary course of its business, the Company is subject to legal proceedings and claims arising from the conduct of its business operations. In the opinion of the Company, the ultimate disposition of such matters on an aggregate basis will not have a material adverse effect on the Company's financial position or results of operations.



Note  12.     Common Stock

During 1998, the Company converted 92,580 shares or $9,257,807 of its Series A Preferred Stock into 6,590,577 shares of its Common Stock.

On September 22, 1998, the Company issued 455,922 shares of its Common Stock in connection with the acquisition of Mattei-Flynn Trucking, Inc.

On May 22, 1998, the Company issued 111,110 shares of its Common Stock in connection with the acquisition of Eagle Recycling, Inc. and Horvath Sanitation, Inc.

On May 14, 1998, the Company converted 40,488 shares or $4,048,750 of its Series B Preferred Stock into 623,808 shares of its Common Stock.

In December 1997, the Company's Board of Directors approved a one for five reverse stock split of the Company's Common Stock. On February 13, 1998, the stockholders of the Company approved the reverse stock split at a special stockholders' meeting. No fractional shares were issued in connection with the reverse stock split, and stockholders received cash in payment for any fractional shares otherwise issuable. The Company's financial statements have been restated to reflect the one-for-five reverse split.

In September 1997, the Company issued 18,667 shares of common stock in connection with the purchase of the minority interest in the Company's Vermont hauling business for $70,000.

On January 21, 1997, the Company  closed a Regulation  "D" private  placement of
172,000 shares of common stock at $2.50 per share with gross proceeds of $430,000.

Note  13.     Preferred Stock

At December 31, 1997, the Company had outstanding $9,257,807 of principal amount Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Preferred Stock"), which was issued in a private placement on June 26, 1997, bearing an 8.0% annual cumulative dividend. The Series A Preferred Stock was convertible into common stock at a conversion price of $1.40625 per share of common stock. On July 27, 1998, the Company met the mandatory conversion trading requirements and elected to convert all of the remaining shares of Series A Preferred Stock into 6,590,577 shares of the Company's Common Stock and the Board of Directors declared and paid cash dividends of approximately $787,000.

At December 31, 1997, the Company also had outstanding $4,048,750 of principal amount Series B Convertible Preferred Stock, par value $0.001 per share ("Series B Preferred Stock"). The Series B Preferred Stock was issued on December 31, 1997 in a private placement in exchange for outstanding 10% Convertible Debentures of the Company, bearing a 6.0% annual cumulative dividend, and was convertible into common stock at a conversion price of $6.25 per share of common stock. On May 14, 1998, the Company met the mandatory conversion trading requirements and elected to convert all of the shares of the Series B Preferred Stock into 623,808 shares of Common Stock and the Board of Directors declared and paid cash dividends of approximately $101,000.

Note  14.     Stock Options

Employee Stock Option Plan. Pursuant to the Company's 1995 Stock Option and Incentive Plan as amended (the "Plan"), options to purchase up to 3,000,000 shares of Common Stock were reserved for issuance to employees and consultants of the Company. Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options for purposes of federal income tax law. Options are generally subject to vesting over a period of four years from the date of grant and are exercisable only to the extent vested from time to time, although certain options have provided for earlier vesting. The selection of individuals to receive awards of options under the Plan and the amount and terms of such awards may be determined by the Board of Directors of the Company or an Administering Committee appointed by the Board of Directors. At the Annual Meeting of the Stockholders of the Company, held August 19, 1998, the number of shares reserved for issuance under the Plan was increased from 1,700,000 to 3,000,000.


As of December 31, 1998, options to purchase 2,341,793 shares of Common Stock had been granted and options to purchase up to an additional 658,207 shares remained available for grant. The per share weighted average fair value of stock options granted during 1998, 1997 and 1996 was approximately $3.28, $3.73, and $4.08, respectively, using the Black Scholes option-price model with the following weighted average assumptions: volatility, 50% in 1998 and 30% in both 1997 and 1996; expected dividend yield, 0% for all years; risk free interest rate, 4.75% in 1998 and 5.5% in both 1997 and 1996; and expected life, 5 years for all years.

The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation cost has been recorded in the financial statements. If the Company had determined compensation costs based on the fair value of its stock options at their grant date under SFAS No. 123, the Company's net losses in 1998, 1997 and 1996 would have increased to the amounts shown below.

                                      1998             1997               1996
                                      ----             ----               ----
Net loss available for
    common shareholders
     - as reported           $ (7,383,503)    $  (5,588,612)     $  (13,889,772)
     - pro forma               (8,662,888)       (6,006,315)        (14,334,772)

Basic net loss per share
     - as reported            $  (1.00)          $   (1.55)        $     (4.90)
     - pro forma              $  (1.17)          $   (1.66)        $     (5.06)

Pro forma net loss reflects only the effects of options granted in 1998, 1997 and 1996. Therefore, it does not reflect the full effect of calculating the cost of stock options under SFAS No. 123 because the cost of options issued prior to January 1, 1996 are not considered. As a result, it may not be representative of the pro forma effects on operating results that will be disclosed in future years.

Changes in options and option shares under the plan during the respective years were as follows:

                                          1998                            1997                     1996
                        ------------------------------------------------------------------------------------------------

                                      Weighted Avg.                Weighted Avg.               Weighted Avg.
                                     exercise price     Number    exercise price   Number     exercise price     Number
                                     per share       of shares     per share     of shares       per share     of shares
     Options outstanding,
       beginning of year                  $1.42      1,327,417        $1.41        161,200          $1.41       123,825
     Options granted                       6.68      1,121,351         1.43      1,179,217           1.41       148,250
     Options exercised                     1.41       (28,725)                                  -    1.41       (1,312)
     Options canceled                      6.82       (78,250)         1.64       (13,000)           1.41     (109,563)

     Options outstanding,
       end of year                         3.75      2,341,793         1.42      1,327,417           1.41       161,200
     Shares reserved for future grants                 658,207                     372,583           1.41       138,800

     Total options in the plan                       3,000,000                   1,700,000                      300,000

     Options exercisable, end of year     $1.42        340,573        $1.42        114,900          $1.41       102,225
                                                       =======                     =======                      =======


On June 30, 1997, the Board of Directors repriced to $1.406 per share any currently outstanding stock options with exercise prices in excess of $1.406 per share for all employee participants in the Stock Option Plan at that time. Each repriced option retained the vesting schedule associated with the original grant.

Options outstanding at December 31, 1998 and related proceeds to the Company were as follows:

                                                                  Remaining         Weighted Avg.        Number of
                   Shares          Price          Exercise      Contractual            Exercise          Options
                Under Option     Per Share        Proceeds       Life                Price              Exercisable

                   1,264,043          $1.41     $1,830,768           8.38              $ 1.41               334,823
                      23,000    1.88 - 2.19         43,438           8.73                1.89                 5,750
                      30,000           3.44        103,140           9.17                3.44                   -
                      43,750    3.75 - 5.88        237,450           9.72                5.28                   -
                     762,500           6.25      4,765,625           9.33                6.25                   -
                      47,000      6.50-8.88        368,668           9.49                7.84                   -
                      86,500           9.00        778,500           9.42                9.00                   -
                      85,000    9.23 - 9.25        786,172             9.57              9.25                  -
                 -----------    -----------    -----------   --------------   -------------------    ------------

                   2,341,793                    $8,913,761           8.84              $ 3.78               340,573
                   =========                    ==========                                                  =======

Non-Employee Directors Stock Option Plan. Pursuant to the Company's 1995 Stock Option Plan for Non-Employee Directors as amended, each Director is entitled to receive a grant of Non Qualified Stock Options to purchase 10,000 shares of the Company's Common Stock for each calendar year of service as a director of the Company commencing January 1, 1996. Each such option is subject to vesting at a rate of 2,500 shares for each year that the holder remains a Director of the Company. In addition, the plan provides for the issuance of 20,000 fully vested options upon the election of each new member of the Board of Directors initially elected after December 24, 1997, excluding employees of the Company. At the Annual Meeting of the Stockholders of the Company, held August 19, 1998, the number of shares granted to each Director under the Non-Qualified Stock Option Plan for Non-Employee Directors as amended was increased to 10,000 from 2,000 for each year that the holder remains a Director of the Company. In addition, the number of fully vested options upon the election of each new member of the Board of Directors initially elected after December 24, 1997, excluding employees of the Company was increased to 20,000 from 4,000.

Changes in options and option shares under the plan during the respective years were as follows:

                                              1998                         1997                       1996
                                     Weighted Avg.                Weighted Avg.               Weighted Avg.
                                     exercise price     Number    exercise price   Number     exercise price     Number
                                     per share       of shares     per share     of shares       per share     of shares
     Options outstanding,
       beginning of year                  $1.79         27,480        $1.41         19,416          $1.41         8,750
     Options granted                       3.75         50,000         2.28         35,480           1.41        10,666
     Options exercised                      -              -            -              -              -             -
     Options canceled                       -              -           2.15        (27,416)           -             -
                                                      ---------                    --------                     --------

     Options outstanding,
       end of year                         3.05         77,480         1.79         27,480           1.41        19,416
                                                        ======                      ======                       ======

     Options exercisable, end of year     $1.84         22,370        $1.84         21,500           1.41         7,041
                                                        ======                      ======                        =====


Options outstanding at December 31, 1998 and related proceeds to the Company were as follows:

                                                                  Remaining         Weighted Avg.        Number of
                   Shares          Price          Exercise      Contractual            Exercise          Options
                Under Option     Per Share        Proceeds       Life                Price              Exercisable

                      14,000      $  1.41       $   19,684           8.67              $ 1.41                10,000
                      13,480         2.19           29,454           8.33                2.19                12,370
                      10,000         3.75           37,500           9.00                3.75                   -
                      40,000         6.25          250,000           9.67                6.25                  -
                 -----------      --------       ---------   --------------   -------------------    ------------

                       77,480     $  4.34        $ 336,638           9.09             $  4.34                22,370
                  ===========                    =========                                                   ======



Note  15.     Accounts Receivable Write-off

During 1996, the Company entered into a licensing and royalty agreement with ScotSafe Limited (ScotSafe), a Glasgow, Scotland based company, for the exclusive rights to use the Company's CFA medical waste processing technology throughout Europe. In accordance with the agreement, the Company would provide technical assistance including facility design, installation, testing and training. In addition to royalty payments for each plant, ScotSafe agreed to pay the Company for consulting and other services including out-of-pocket expenses. During the fourth quarter of 1997 the Company terminated its licensing agreements with ScotSafe and wrote off the receivable due from ScotSafe of approximately $570,000 because ScotSafe was in default for failure to pay the Company royalties due under the terms of the agreement.

Subsequent to the termination, ScotSafe was placed into receivership and Eurocare Environmental Services, Ltd. (Eurocare) purchased its assets in December 1997. Eurocare continues to operate the three facilities the Company constructed for ScotSafe without a licensing agreement. The Company is continuing to pursue an action against Eurocare through the Court of Session in Scotland to restrict Eurocare's use of the Company's confidential information embodied within the plant equipment. The Company also has a patent pending with the European Patent Office and expects grant on April 21, 1999, at which time, the Company will act vigorously to protect its rights to the CFA technology against Eurocare and seek substantial damages.

Note  16.     Restructuring and Discontinued Operations

Restructuring of Operations. In March 1996, the Company announced its intention to restructure the Company's operations to focus its resources and activities on developing a fully integrated solid waste management company. During the years ended December 31, 1997 and 1996, the Company recorded restructuring charges of $596,426 and $1,741,729, respectively, for costs associated with the plan to focus on the development of an integrated solid waste management company. The costs included accruals for employee severance, non-cancelable lease commitments, professional fees and litigation costs. The restructuring was completed in 1997; no restructuring charges were recorded in 1998.

Discontinued Operations. In March 1996, as part of the restructuring, the Company ceased operations at its technology center and discharged all employees and consultants engaged in various research and development projects. The Company also ceased operations at Major Sports Fantasies, Inc. ("MSF"), a business unrelated to the environmental industry. No substantial revenues were received from the technology center operations or MSF activities. The expenses associated with operations at the technology center and MSF for all periods presented are reported in the accompanying consolidated statements of operations and cash flows under discontinued operations. The charge for discontinued operations relates primarily to losses from operations and the costs associated with the termination of these operations.

At December 31, 1998 and 1997, the Company had reserves and liabilities associated with restructuring activities and discontinued operations of $0 and $778,609, respectively.


Note  17.   Fairhaven, Massachusetts Operation

         In 1994, WSI entered into a contract with the Town of Fairhaven, Massachusetts to operate and remodel the Town's existing 26-acre landfill. The Company began operations at the landfill in 1995. On November 8, 1995, an action was brought against various parties including the Company relating to the remodeling permits issued at the Fairhaven landfill, seeking among other things, to appeal the permits that had been issued. On June 2, 1997, the judge ruled in the Company's favor. However, based on the extensive delays associated with the litigation and the engineering impacts of the delays associated with the litigation, which resulted in the uncertainty of the long-term economic viability of the project, the Company terminated the project. On February 24, 1998, the Company entered into a termination agreement with the Town of Fairhaven that required the Company to perform a certain amount of construction and closure work at the landfill. Write-off of project development costs in 1998 and 1997 primarily represent the Company's cost to liquidate the equipment that was used at the Fairhaven landfill and the costs to close the landfill under the Company's Termination Agreement with the Town of Fairhaven. The Company wrote off its capital investment in the project at December 31, 1996. The termination of this project was completed in 1998. No other amounts are accrued at December 31, 1998.

Note  18.   Segment Information

The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information ", on January 1, 1999, for the year ended December 31, 1998. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing their performance. The Company's chief operating decision-maker is the Chief Executive Officer (CEO).

The Company manages its business segments primarily on a regional basis. The Company's reportable segments are comprised of Central Massachusetts, Central Upstate New York, Central Pennsylvania and Vermont. Each operating segment provides services as further described in Note 1. The accounting policies of the various segments are the same as those described in the "Summary of Significant Accounting Policies" in Note 2. The Company evaluates the performance of its segments based on operating income (loss), EBITDA and Adjusted EBITDA. Operating income (loss) for each segment includes all expenses directly attributable to the segment, including acquisition related costs, and excludes certain expenses that are managed outside the reportable segments. Costs excluded from segment profit primarily consist of corporate expenses. Corporate expenses are comprised primarily of information systems and other general and administrative expenses separately managed. EBITDA is defined as operating income or loss from continuing operations excluding depreciation and amortization, which includes depreciation and amortization included in selling, general and administrative expenses. EBITDA does not represent, and should not be considered as an alternative to, net income or cash flows from operating activities, each as determined in accordance with GAAP. Adjusted EBITDA represents EBITDA plus one-time charges associated with the write-off of landfill development costs, acquisition integration costs and restructuring costs. Acquisition integration costs consist of one-time, non-recurring costs, which in the opinion of management have no future value and, therefore, are expensed. Such costs include termination and retention of employees, lease termination costs, costs related to the integration of information systems and costs related to the change of name of the acquired company or business. The Company does not include intercompany transfers between segments for management reporting purposes. Segment assets exclude corporate assets. Corporate assets include cash and cash equivalents, office equipment and other assets. Capital expenditures for long-lived assets are not reported to management by segment and are excluded, as presenting such information is not practical.


Summary information by segment as of and for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                               1998             1997               1996
                                                               ----             ----               ----
     Vermont
         Revenue                                            $10,430,732       $3,457,692          $338,225
         Income (loss) from continuing operations             1,603,205          761,433          (95,363)
         Depreciation and amortization                        2,307,776          692,224           104,961
         Acquisition integration costs                          477,328              -                 -
         EBITDA                                               3,910,981        1,453,657             9,598
         Adjusted EBITDA                                      4,388,309        1,453,657             9,598
         Net interest expense                                   298,369          177,917                -
         Segment assets                                      26,105,235       14,986,994        11,124,803

     Central Pennsylvania
         Revenue                                             $6,644,099    $         -       $         -
         Income (loss) from continuing operations             (418,827)              -                 -
         Depreciation and amortization                        1,786,435              -                 -
         Acquisition integration costs                          617,403              -                 -
         EBITDA                                               1,367,609              -                 -
         Adjusted EBITDA                                      1,985,012              -                 -
         Net interest expense                                    46,586              -                 -
         Segment assets                                      44,613,001          132,893               -

     Central Massachusetts
         Revenue                                             $1,831,027    $         -       $  1,157,381
         Income (loss) from continuing operations             (188,864)      (1,930,008)       (8,886,925)
         Depreciation and amortization                          167,663              -             264,824
         Acquisition integration costs                           84,276              -                 -
         EBITDA                                                (21,202)      (1,930,008)       (8,622,101)
         Adjusted EBITDA                                        298,538        (434,620)       (1,970,026)
         Net interest expense                                       -                -             183,499
         Segment assets                                      11,699,773        1,090,170         3.288.827

     Central Upstate New York
         Revenue                                             $2,138,726     $        -      $          -
         Income (loss) from continuing operations             (573,510)              -                 -
         Depreciation and amortization                          239,551              -                 -
         Acquisition integration costs                          685,528              -                 -
         EBITDA                                               (333,959)              -                 -
         Adjusted EBITDA                                        351,569              -                 -
         Net interest expense                                       -                -                 -
         Segment assets                                       9,118,715              -                 -

     Corporate
         Revenue                                            $   -           $        -      $          -
         Income (loss) from continuing operations           (2,860,851)      (2,014,165)       (2,483,439)
         Depreciation and amortization                           67,396           21,516         1,186,595
         Acquisition integration costs                              -                -                 -
         EBITDA                                             (2,793,455)      (1,992,649)       (1,296,844)
         Adjusted EBITDA                                    (2,793,455)      (1,396,223)         (444,885)
         Net interest expense                                 2,949,574        1,004,334           820,395
         Segment assets                                       4,579,975        2,483,090         2,444,460

Note 19.    Year 2000

The Company is assessing the readiness of its systems for handling the Year 2000. Although the assessment is still underway, management currently believes that all material systems will be compliant by Year 2000 and that the costs associated with this are not material. The Company has incurred only minimal costs to date associated with the Year 2000 issue.

The Company is in the process of identifying key third-party vendors to understand their ability to continue providing services through Year 2000. The Company uses well-regarded nationally known software vendors for both its general accounting applications and industry-specific customer information and billing systems. The Company is implementing a new general accounting package which will be fully Year 2000 compatible, and the provider of the solid waste industry customer information and billing system is Year 2000 compatible. The Company's banking arrangements are with national banking institutions, which are taking all necessary steps to insure its customers' uninterrupted service throughout applicable Year 2000 timeframes. The Company's payroll is performed out-of-house by the largest provider of third party payroll services in the country, which has made a commitment of uninterrupted service to their customers throughout applicable Year 2000 timeframes.

While the Company currently expects that the Year 2000 issue will not cause significant operational problems, delays in the implementation of new information systems, or failure to fully identify all Year 2000 dependencies in the Company's systems and in the systems of suppliers and financial institutions could have material adverse consequences. Therefore, the Company is developing contingency plans for continuous operations in the event such problems arise.

Note  20.   Subsequent Events

Senior Notes Offering and Debt Repayment. On March 2, 1999, the Company completed a private placement of $100.0 million of 11.5% Senior Notes (the "Senior Notes") and warrants to purchase an aggregate of 1,500,000 shares of common stock at an exercise price of $6.25 per share (the "Warrants"). The Senior Notes mature on January 15, 2006 and bear interest at 11.5% per annum, payable semi-annually in arrears on each January 15 and July 15, commencing July 15, 1999, subject to prepayment in certain circumstances. The interest rate on the Senior Notes is subject to adjustment upon the occurrence of certain events as provided in the Senior Notes Indenture. The Senior Notes may be redeemed at the option of the Company after March 2, 2003 at redemption prices set forth in the Senior Notes Indenture, together with accrued and unpaid interest. The Warrants are exercisable from September 2, 1999, through March 2, 2004. The number of shares for which, and the price per share at which, a Warrant is exercisable, are subject to adjustment upon the occurrence of certain events as provided in the Warrant Agreement. The net proceeds to the Company, after deducting the discount to the initial purchaser and related issuance costs, was approximately $97.3 million. The Company used a portion of the proceeds from the Senior Notes to repay $20.0 million of the Company's 13% short term notes due June 30, 1999, (the outstanding balance of the 13% short-term notes was $7.5 million at December 31, 1998) $10.0 million of the Howard Bank credit facility and approximately $1.7 million of capital leases and other notes payable. In addition, the Company redeemed approximately $1.45 million principal amount of the Company's 10% Convertible Subordinated Debentures due October 6, 2000 and completed several acquisitions as described below. The Company intends to use the balance of the proceeds for general corporate purposes, including possible future acquisitions and working capital.

         Conversion of Debt into Equity On March 3, 1999, the Company offered to exchange up to 2,244,109 shares of the Company's Common Stock for a portion of the Company's 7% Subordinated Notes due May 13, 2005. The exchange price per share of $4.63 was equal to the closing price of the Common Stock on the Nasdaq SmallCap Market on the first interim closing as reported by NASDAQ. Any accrued but unpaid interest on the Notes will be paid in cash. As a result of the exchange offer, the Company retired $10,390,000 of its 7% Convertible Subordinated Notes. The remaining 7% Convertible Subordinated Notes are convertible by holders into Common Shares at $10.00 per share.

         Stock Repurchase With the proceeds of the Senior Notes, the Company repurchased 497,778 shares of the Company's common stock from the Federal Deposit Insurance Corporation (FDIC) for an aggregate purchase price of approximately $2.8 million.

Acquisitions Since December 31, 1998 through March 24, 1999, the Company has completed six acquisitions, consisting of 5 collection operations and one landfill. The aggregate purchase price for these acquisitions was approximately $38 million which was paid in cash and the assumption of approximately $3 million of debt. These acquisitions have combined annual revenue of approximately $12 million. The acquisitions have all been recorded using the purchase method of accounting.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

                                  PART III

Item 10.  Directors and Executive Officers of the Registrant

Information Regarding Directors

         The following table and biographical descriptions set forth certain information as of March 15, 1999, unless otherwise specified, with respect to the seven Directors of the Company, all of whom are nominees for reelection at the 1999 Annual Meeting of Stockholders, based on information furnished to the Company by each Director.

                           Directors

                                                             Director
                                       Age                    Since
                                     -----------------------------------
Philip W. Strauss                       50                    1996
Robert Rivkin                           40                    1997
Jay Matulich                            44                    1995
David J. Breazzano                      42                    1997
Charles Johnston                        64                    1997
Judy K. Mencher                         42                    1997
William B. Philipbar                    73                    1997
--------------

         Philip W. Strauss. Mr. Strauss has been the Chief Executive Officer and President since March 27, 1996 and Chairman of the Board since June 24, 1996. Previously Mr. Strauss had been Executive Vice President and
Chief  Operating  Officer of the Company  since  September  19,  1995.  He has
24 years of  experience  in project, business  and  corporate   development.
Mr.  Strauss  was  co-founder  of  BioMedical  Waste  Systems,   Inc.,  a
publicly-held waste management firm, where he served as Executive Vice President from its inception in 1987 until May 1992 and as a Director from inception until May 1993.

         Robert Rivkin. Mr. Rivkin, a Certified Public Accountant, has been Executive Vice President Acquisitions of the Company since April 1998, Vice President and Chief Financial Officer since March 1995, Secretary since May 1995 and Treasurer since June 1996. Mr. Rivkin was first elected to the Board of Directors in June 1997. For the six years prior to joining the Company, Mr. Rivkin was a principal at The Envirovision Group Inc., a full service environmental engineering, consulting and contracting company, where he was responsible for finance, marketing and strategic planning. Previously, Mr. Rivkin practiced public accounting in New York, where he specialized in mergers and acquisitions, initial public offerings and SEC reporting.

         Jay J. Matulich. Mr. Matulich has been a member of the Board of Directors since March 1995. Mr. Matulich is a Managing Director of
International Capital Growth Limited ("ICG"), formerly Capital Growth International L.L.C. and U.S. Sachem Financial Consultants, L.P. He has held this position since 1994. From May 1990 to October 1994, Mr. Matulich was a Vice President of Gruntal & Co., Incorporated, investment bankers.

         David J. Breazzano. Mr. Breazzano has been a member of the Board of Directors since June 1997. Mr. Breazzano is one of the two principals at DDJ Capital Management, LLC, which was established in 1996. He has over 18 years of investment experience and served as a Vice President and Portfolio Manager at Fidelity Investments ("Fidelity") from 1990 to 1996. Prior to joining Fidelity, Mr. Breazzano was President and Chief
Investment Officer of the T. Rowe Price Recovery Fund. Mr. Breazzano also serves as a Director of Key Energy Group, Inc. and Samuel Jewelers, Inc.

         Charles Johnston. Mr. Johnston has been a member of the Board of Directors since June 1997. During the past 10 years he has served on various boards. Mr. Johnston is currently Chairman of Ventex Technology in Riviera Beach, Florida and has held that position since 1993. He is also currently Chairman of AFD Technologies in Jupiter, Florida. He was previously founder, Chairman, and CEO of ISI Systems, a public company on the American Stock Exchange prior to being sold to Teleglobe Corporation of Montreal, Canada. Mr. Johnston also serves as Trustee of Worcester Polytechnic Institute in Worcester, Massachusetts as well as Trustee for the Institute of Psychiatric Research, University of Pennsylvania in Philadelphia, Pennsylvania. In addition, he serves as director of the following companies - Kideo Productions and Infosafe Systems both of New York City, Hydron Technologies Inc. of Boca Raton, Florida and Spectrum Signal Processing of Vancouver, British Columbia.

         Judy K. Mencher. Ms. Mencher has been a member of the Board of Directors since August 1997. Ms. Mencher is one of the two principals at DDJ Capital Management, LLC, which was established in 1996. From 1990 to
1996, Ms. Mencher was at Fidelity working in the Distressed Investing Group. Prior to joining Fidelity in 1990, Ms. Mencher was a Partner at the law firm of Goodwin, Procter & Hoar LLP specializing in bankruptcy and creditors' rights.

         William B. Philipbar. Mr. Philipbar was first elected a Director of the Company on May 8, 1996. He resigned as a Director of the Company on June 24, 1997 and was reelected to the Board on August 20, 1997. Since December 1997, Mr. Philipbar has been a part-time consultant for the Company in connection with the Company's consideration of proposed acquisitions and other strategic matters. Prior to becoming a Director of the Company, Mr. Philipbar served as Chairman of the Delaware Solid Waste Authority fro 1977 to 1987 and was President and Chief Executive Officer of Rollins Environmental Corp. from 1973 to 1984. He has been a Director of Matlack Systems, Inc. and Rollins Truck Leasing Corp. since 1993. Until 1995 he was also an advisor to Charles River Ventures.

The Board of Directors and Its Committees

Board of Directors

         The Company's Board of Directors consists of seven members, a majority of whom is independent of the Company's management. Each director holds office for a term from election until the next Annual Meeting of the Company's stockholders and until his or her successor is duly elected and qualified.

         The Board of Directors held 5 meetings during fiscal year 1998. Each of the Company's directors attended at least 80% of the total number of meetings of the Board of Directors and of the committees of the Company of which he or she was a member.

         The Board of Directors has appointed a Compensation Committee and an Audit Committee.

         Compensation Committee. The Compensation Committee currently consists of Messrs. Johnston and Strauss and Ms. Mencher. The Compensation Committee makes recommendations and exercises all powers of the Board of Directors in connection with certain compensation matters, including incentive compensation and benefit plans. The Compensation Committee (excluding Mr. Strauss) administers, and has authority to grant awards under, the Directors' Plan to the employee directors and management of the Company and its subsidiaries and other key employees. The Compensation Committee held 2 meetings during fiscal year 1998.

         Audit Committee. The Audit Committee currently consists of Messrs. Breazzano, Matulich and Philipbar. The Audit Committee is empowered to recommend to the Board the appointment of the Company's independent public accountants and to periodically meet with such accountants to discuss their fees, audit and non-audit services, and the internal controls and audit results for the Company. The Audit Committee also is empowered to meet with the Company's accounting personnel to review accounting policies and reports. The Audit Committee held 2 meetings during fiscal year 1998.

Information Regarding Executive Officers

         Set forth below is certain information regarding each of the executive officers of the Company, including their principal occupation and business experience for at least the last five years.

       Name                       Age                          Position

Philip W. Strauss............     50       Chief Executive Officer and President
Robert Rivkin................     40       Executive Vice President -
                                           Acquisitions,Chief Financial Officer,
                                            Secretary and Treasurer
Michael J. Leannah...........     46       Senior Vice President and Chief
                                            Operating Officer
Joseph E. Motzkin............     56       Vice President - Acquisitions
Arthur Streeter..............     38       Vice President and General Counsel
-----------------

        The principal occupation and business experience for at least the last five years of each executive officer of the Company, other than executive officers also serving as Directors, is set forth below.

        Michael J. Leannah. Mr. Leannah has been a Senior Vice President and the Chief Operating Officer of the Company since July 1998. Prior to joining the Company, he was an Operating Vice President at Superior Services,
Inc. From 1986 to 1997, he held various management positions at Waste Management, Inc., most recently serving as Vice President, Operations and State President.

        Joseph E. Motzkin. Mr. Motzkin has been a Vice President of the Company since August 1996. From 1994 to 1996, Mr.Motzkin was a General Manager at Prins Recycling Corporation where he established recycling programs, and directed sales programs and customer service activities.
From 1989 to 1994, he was a General Manager at Laidlaw Waste Systems where he was responsible for their New England operations. Mr. Motzkin has 26 years of experience in the solid waste management business.

        Arthur Streeter. Mr. Streeter has been Vice President and General Counsel since February 1998. Prior to joining the Company he was a Partner at Goldstein and Manello, a 60 lawyer firm based in Boston, Massachusetts where he gained 12 years of experience representing both private and public companies.

        Each of the executive officers holds his or her respective office until the regular annual meeting of the Board of Directors following the annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Compliance with Section 16(a) of the Exchange Act

        Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the Nasdaq Small-Cap Market. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 1998, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were satisfied.

Item 11.  Executive Compensation

Director Compensation

        The Company does not currently pay cash compensation to its directors. Non-employee directors are entitled to stock option grants under the Amended and Restated Waste Systems International, Inc. 1995 Stock Option Plan for Non-Employee Directors (the "Director Plan"). The Director Plan provides for the automatic granting to Independent Directors (as defined in the Director Plan) of options that do not qualify as incentive stock options (referred to as "Stock Options") under Section 422 of the Code. Under the terms of the Director Plan, each Independent Director who first becomes a Director of the Company on or after June 30, 1997 shall automatically be granted on the date he or she becomes a Director of the Company a Stock Option to purchase 20,000 shares of Common Stock. In addition, the Director Plan provides that each Independent Director shall automatically be granted, at the beginning of each calendar year in which he or she is serving as an Independent Director, a Stock Option to acquire 10,000 shares of Stock. Each Independent Director entering service after the start of any calendar year will automatically be granted on the effective date of his or her Board membership a Stock Option to acquire a portion of 10,000 shares of Stock prorated to reflect the remaining portion of such calendar year. The exercise price per share for the Common Stock covered by any Stock Option granted under the Director Plan shall be equal to the fair market value of the Common Stock on the date such option is granted.

        Other than Stock Options to acquire 20,000 shares of Stock granted automatically to each new director joining the Board on or after June 30, 1997, which Stock Options vest immediately upon grant, options granted under the Director Plan shall vest at a rate of 25% of the total number of shares of Common Stock purchasable under such option for each year that the holder remains a Director of the Company, such vesting to take place at the end of each of the first four calendar years following issuance of such options. An option issued under the Director Plan shall not be exercisable after the expiration of ten years from the date of grant.

Executive Compensation

        Summary Compensation Table. The following table sets forth the aggregate cash compensation paid by the Company with respect to the fiscal years ended December 31, 1998, 1997 and 1996 to the Company's Chief Executive Officer and the three other senior executive officers in office on December 31, 1998 who earned at least $100,000 in cash compensation during 1998 (the "Named Executive Officers").

                                             SUMMARY COMPENSATION TABLE

                                                                                                 Long-Term
                                                                                               Compensation
                                                                                                  Awards
                                                                                 Annual           Shares
                                                                              Compensation      Underlying
                                                                                 Salary         Options (1)
Name and Principal Position                                  Year                  ($)              (#)
---------------------------                                  ----          --------------------------------

Philip Strauss                                               1998                188,172           250,000
Chairman of the Board,                                       1997                162,504           522,859
President and Chief                                          1996                150,000           50,000(2)
Executive Officer

Robert Rivkin                                                1998                187,506           250,000
Executive Vice President - Acquisitions,                     1997                162,504           522,859
Chief Financial Officer, Secretary and Treasurer             1996                150,000            41,250

Joseph Motzkin(3)                                            1998                118,060            40,000
Vice President - Acquisitions                                1997                110,000            19,300

Arthur Streeter(4)                                           1998                118,428            40,000
Vice-President and General Counsel



(1) All information with respect to outstanding options, including shares issuable or issued and exercise prices payable or paid per share, has been adjusted to reflect the 1-for-5 reverse stock split effective February 13, 1998.

(2) Includes the options to acquire 40,000 shares of Common Stock granted in 1995 and repriced in 1996.

(3) Includes Mr. Motzkin's salary for 1998 and 1997 only as Mr. Motzkin did not join the Company until the third quarter of 1996.

(4) Includes Mr. Streeter's salary for 1998 only as Mr. Streeter joined the Company in February 1998.

         Option Grants in Fiscal Year 1998. The following table sets forth the options granted during fiscal year 1998 and the value of the options held on December 31, 1998 by the Company's Named Executive Officers.

                                        OPTION GRANTS IN FISCAL YEAR 1998 (1)
                                              Percent of Total
                            Number of         Options Granted       Exercise or
                        Shares Underlying     to Employees in       Base Price     Expiration       Grant Date
Name                   Options Granted(#)        Fiscal Year        ($ /share)         Date      Present Value$(2)
----                   ------------------    -------------------    ----------    -------------  --------------

Philip Strauss               250,000                   24%            $6.25        4/17/08           $767,000
Robert Rivkin                250,000                   24%            $6.25        4/17/08           $767,000
Joseph Motzkin                40,000                    4%            $6.25        4/17/08           $122,720
Michael Leannah               75,000                    7%            $9.25        7/20/08           $126,525
Arthur Streeter               30,000                    3%            $3.44         2/2/08           $ 50,610
Arthur Streeter               10,000                    1%            $6.25        4/17/08           $ 30,680

(1) All information with respect to outstanding options, including shares issuable or issued and exercise prices payable or paid per share, has been adjusted to reflect the 1-for-5 reverse stock split effective February 13, 1998.

(2) The grant date present value was determined using the Black Scholes option pricing model with the following weighted average assumptions; volatility, 50%; expected dividend yield, 0%; risk free interest rate, 4.75% and expected life, 5 years.

         Option Exercises and Year-End Holdings. The following table sets forth the options exercised during fiscal year 1998 and the value of the options held on December 31, 1998 by the Company's Named Executive Officers.


                 AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998
                     AND FISCAL YEAR-END 1998 OPTION VALUES

                                                              Number of
                                                          Securities Underlying               Value of Unexercised
                        Shares                               Unexercised Options              in-the-Money Options
                       Acquired On         Value                                             at Fiscal Year-End (#)
at Fiscal Year-End ($)
Name                 Exercise (#)     Realized ($)       Exercisable   Unexercisable       Exercisable   Unexercisable
 ----------------------------------- --------------   --------------------------------------------------  -----------------
Philip Strauss            0                 0             180,715         642,144           $739,847        $2,628,937
Robert Rivkin             0                 0             180,715         642,144            739,847         2,628,937
Joseph Motzkin            0                 0               9,825          59,475             40,224            79,731


         Employment Agreements. On June 30, 1998, the Company and Mr. Strauss entered into an employment agreement. The terms of the agreement provide (i) that Mr. Strauss shall serve as the Company's President and Chief Executive Officer, (ii)that he receive a salary of $200,000 per year through June 30, 1999 and $225,000 per year through June 30, 2000 and (iii) that he agree not to compete with the Company following termination of his employment for a period of one year following the termination. In the event that Mr. Strauss is terminated for cause, he shall not be bound to the non-competition provisions.
The Company's agreement with Mr. Strauss is effective until June 30, 1999 and, absent ninety-day notice from either party to the contrary, shall be extended automatically for subsequent one-year terms upon the expiration of the agreement. The Company's agreement with Mr. Strauss may be terminated at any time by the mutual consent of the parties.

         On June 30, 1998, the Company and Mr. Rivkin entered into an employment agreement. The terms of the agreement provide (i) that he receive a salary of $200,000 per year through June 30, 1999 and $225,000 per year through June 30, 2000 per year and (iii) that he agree not to compete with the Company
following termination   of  his  employment  for  a  period  of  one  year
following the termination. In the event that Mr. Rivkin is terminated for cause, he shall not be bound to the non-competition provisions. The Company's agreement with Mr.Rivkin is effective until June 30, 1999 and, absent ninety-day notice from either party to the contrary, shall be extended automatically for subsequent one-year terms upon the expiration of the agreement. The Company's agreement with Mr. Rivkin may be terminated at any time by the mutual consent of the parties.


Compensation Committee Interlocks and Insider Participation

         Currently, Philip W. Strauss, Charles Johnston and Judy K. Mencher serve on the Compensation Committee. Philip W. Strauss, in addition to serving as a member of the Compensation Committee, is the Chief Executive Officer and President. No other member of the Compensation Committee in 1997 ever served as an officer of the Company.

Item 12.  Security Ownership of Certain Beneficial Owners and Management

         The following table presents information as to all directors and senior executive officers of the Company as of March 15, 1999 and persons or entities known to the Company to be beneficial owners of more than 5% of the Company's Common Stock as of March 15, 1999, unless otherwise indicated, based on representations of officers and directors of the Company and filings received by the Company on Schedules 13D and 13G or Form 13F under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


                        Beneficial Ownership
                                                                                        Common Stock
                                                                     -------------------------------------------------

                                                                     # of  Shares                    % of Class
Directors, Executive Officers and 5% Stockholders(1)                 Beneficially                    Beneficially
                                                                      Owned                            Owned(2)
----------------------------------------------------------------------------------------------------------------------
B-III Capital Partners, L.P.(3)                                                                      45.4%
c/o DDJ Capital Management, LLC                                        6,367,406
141 Linden Street
Wellesley, MA 02181

The Prudential Insurance Company of America  (4)                                                     6.9%
100 Mulberry Street                                                      791,611
Newark, NJ  07102

PaineWebber High Income Fund (5)
1285 Avenue of the Americas                                            1,717,194                    14.1%
New York, NY  10019

John Hancock Advisers(6)                                               1,150,000                     9.3%
101 Huntington Avenue
Boston, MA  02199

BEA Associates (Credit Suisse) (7)                                       700,000                     5.9%
153 East 53 Street, 57th Floor
New York, NY  10022
                                                                         735,000                     6.5%
Dawson Samberg Capital Management, Inc,(8)
354 Pequot Avenue
Southport, CT  06490

David J. Breazzano(9)                                                      6,750                     *

Charles Johnston(10)                                                       6,750                     *

Jay Matulich(11)                                                           7,000                     *

Judy K. Mencher(9)                                                         6,685                     *

Joseph Motzkin(12)                                                        45,553                     *

William B. Philipbar(13)                                                  31,685                     *

Robert Rivkin(14)                                                        261,168                     2.3%

Philip W. Strauss(15)                                                    260,993                     2.3%

All directors and officers as a                                          626,584                     5.6%
Group (8 persons)


        less than 1%

(1) The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them subject to community property laws where applicable and the information contained in footnotes to this table.

(2) Based on 11,220,546 shares of Common Stock issued and outstanding as of March 15, 1999. As of March 15, 1999 the Company had outstanding 7% Convertible Subordinated Notes due 2005 which are currently convertible at the option of the holder into an aggregate 6,000,000 shares of Common Stock at a conversion price of $10.00 as set forth in the Notes. The Company is currently conducting a private exchange offering with respect to the 7% Subordinated Notes, scheduled to expire March 31, 1999, pursuant to which it is offering to issue up to 2,244,109 shares in exchange for the tender of 7% Subordinated Notes at the face value of their principal amount (plus a cash payment for accrued interest). The exchange price for Common Stock issued in such exchange offer is $4.63 per share, or $5.37 per share less than the $10 per share conversion price under the terms of the 7% Subordinated Notes. Assuming the Company issues 2,244,109 shares of Common Stock in the exchange offer at an exchange price of $4.63 per share, the Company would be obligated to issue upon conversion of all remaining outstanding 7% Subordinated Notes an aggregate of 4,960,978 shares of Common Stock, which aggregate figure includes an additional 1,205,087 shares of Common Stock issuable as a result of the difference between the $4.63 per share exchange price and the $10 per share conversion price. In accordance with Exchange Act rules promulgated by the Commission, the foregoing shares issuable upon conversion of the 7% Convertible Subordinated Notes are included in this table only for those holders with the right to acquire such shares within 60 days from the date of this report, to the extent such holder could acquire additional shares.

(3) Includes 3,567,406 shares of Common Stock currently owned and 2,800,000 shares issuable upon conversion of 7% Convertible Subordinated Notes at a conversion price of $10.00 as set forth in the Note. DDJ Capital Management, LLC ("DDJ") serves as the investment manager to B-III Capital Partners, L.P. ("B III"); an affiliate of DDJ acts as the general partner of B III. Assuming its pro rata participation in the private exchange offering described in footnote 2 above, B III might receive an additional 562,374 shares as a result of the private exchange offering price being lower than the conversion price in the Note which would result in B III owning approximately 47.5% of the Common Stock.

(4) Includes 591,611 shares of Common Stock currently owned and 200,000 shares issuable upon conversion of 7% Convertible Subordinated Notes at a conversion price of $10.00 as set forth in the Note. Assuming its pro rata participation in the private exchange offering described in footnote 2 above, Prudential might receive an additional 40,170 shares as a result of the private exchange offering price being lower than the conversion price in the Note which would result in Prudential owning approximately 7.3% of the Common Stock. The Common Stock and Notes are held for the benefit of certain registered investment companies over which Prudential or The Prudential Investment Corporation ("PIC") may have direct or indirect voting and/or investment discretion, with respect to which Prudential has advised the Company that Prudential and PIC disclaim beneficial ownership.

(5) Includes 717,194 shares of Common Stock currently owned and 1,000,000 shares issuable upon conversion of 7% Convertible Subordinated Notes at a conversion price of $10.00. Assuming its pro rata participation in the private exchange offering described in footnote 2 above, Paine Webber might receive an additional 208,848 shares as a result of the private exchange offering price being lower than the conversion price in the Note which would result in Paine Webber owning approximately 15.4% of the Common Stock.

(6) Includes 1,150,000 shares issuable upon conversion of 7% Convertible Subordinated Notes at a conversion price of $10.00. Assuming its pro rata participation in the private exchange offering described in footnote 2 above, John Hancock might receive an additional 230,975 shares as a result of the private exchange offering price being lower than the conversion price in the Note which would result in John Hancock owning approximately 11.0% of the Common Stock.

(7) Includes 700,000 shares issuable upon conversion of 7% Convertible Subordinated Notes at a conversion price of $10.00. Assuming its pro rata participation in the private exchange offering described in footnote 2 above, BEA Associates might receive an additional 140,593 shares as a result of the private exchange offering price being lower than the conversion prices in the Note which would result in BEA Associates owning approximately 7.0% of the Common Stock.

(8) Includes 585,000 shares of Common Stock currently owned and 150,000 shares issuable upon conversion of 7% Convertible Subordinated Notes with a conversion price of $10.00. Assuming its pro rata participation in the private exchange offering described in footnote 2 above. Dawson Samberg might receive an additional 56,103 shares as a result of the private exchange offering price being lower than the conversion prices in the Note which would result in Dawson Samberg owning approximately 6.9% of the Common Stock.

(9) Includes 6,750 shares subject to stock options which are fully vested and currently exercisable and excludes those shares owned by B III, which Mr. Breazzano and Ms. Mencher may be deemed to beneficially own as a result of Mr. Breazzano's and Ms. Mencher's interest in DDJ, however, such beneficial ownership is disclaimed. Both Mr. Breazzano and Ms. Mencher are managing members of DDJ.

(10) Includes 6,750 shares subject to stock options which are fully vested and currently exercisable.

(11) Includes 2,000 shares of Common Stock currently owned and 5,000 shares subject to stock options which are fully vested and currently exercisable.

(12) Includes 18,403 shares of Common Stock currently owned and 27,150 shares subject to stock options which are fully vested and currently exercisable.

(13) Includes 31,685 shares subject to stock options which are fully vested and currently exercisable.

(14) Includes 17,953 shares of Common Stock currently owned and 243,215 shares subject to stock options which are fully vested and currently exercisable.

(15) Includes 17,778 shares of Common Stock currently owned and 243,215 shares subject to stock options which are fully vested and currently exercisable.

Item 13.  Certain Relationships and Related Transactions

On December 15, 1997, the Board of Directors voted to retain Mr. William Philipbar, a Non-Employee Director of the Company, as a part-time consultant in connection with the Company's consideration of proposed acquisitions and other strategic matters. Mr. Philipbar's compensation for providing such consulting services for up to four days per month, as requested by the Company, consists of grants of options to acquire 25,000 shares of Common Stock to be granted on January 1 of each year (beginning January1, 1998) so long as Mr. Philipbar continues to be so retained by the Company. Under such consulting arrangement, Mr. Philipbar received options on January 1, 1998 and 1999 to acquire 25,000 shares of Common Stock, vesting according to the terms described below. Such grants are made under an amendment of the Company's Amended and Restated 1995 Stock Option and Incentive Plan (the "Plan") permitting the grant of options and other benefits under the Plan to Non-Employee Directors, consultants and other key persons, which was approved by the Company's stockholders at the August 18, 1998 Annual Meeting of Stockholders. Each such option granted to Mr. Philipbar under such consulting arrangement (a) shall remain outstanding for a term of ten years, subject to termination 90 days following the date of termination of Mr. Philipbar's consulting arrangement with the Company; (b) shall be exercisable at an exercise price per share equal to the closing price of the Common Stock on its principal trading market on the first trading day on or after the date of issuance; (c) shall initially be unvested, and shall vest in full on the date one year after the date of issuance, provided that Mr. Philipbar has been retained as a consultant by the Company and has been ready, willing and able to perform services as such consultant during such one year period; and (d) shall be a non-qualified stock option for income tax purposes.

                               PART IV

Item 14.      Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(A)      1.  Financial Statements

The financial statements are listed under Part II, Item 8 of this Report.

         2.  Financial Statement Schedules

The financial statement schedules are listed under Part II, Item 8 of this Report.

         3.  Exhibits

The exhibits are listed below under Part IV, Item 14(c) of this report.

(B)       Reports on Form 8-K

         No reports on Form 8-K were filed during the quarter ended December 31, 1998.

(C)      Exhibits

Exhibit No.                  Description

1.1 Purchase Agreement, dated February 25, 1999, by and among First Albany Corporation and Waste Systems International, Inc. and its subsidiaries. (Incorporated by reference to Exhibit No. 1.1 of the Company's Current Report on Form 8-K, dated March 2, 1999.)

2.1 Articles of Merger of BioSafe International, Inc., a Nevada Corporation, with and into Waste Systems International, Inc., a Delaware Corporation, filed October 24, 1997 (Incorporated by reference to Exhibit 2.1 to Form 10-Q For the Quarterly Period Ended September 30, 1997 of Waste Systems International, Inc.)

2.2      Certificate  of  Merger  of  BioSafe  International,   Inc.,  a  Nevada
         Corporation, with and into Waste Systems International, Inc., a Delaware Corporation, filed October 24, 1997 and effective October 27, 1997. (Incorporated by reference to Exhibit 2.2 to Form 10-Q For the Quarterly Period Ended September 30, 1997 of Waste Systems International, Inc.)

2.3 Agreement and Plan of Merger dated October 17, 1997 by and between BioSafe International, Inc. a Nevada Corporation and Waste Systems International, Inc. a Delaware Corporation. (Incorporated by reference to Exhibit 2.3 to Form 10-Q For the Quarterly Period Ended September 30, 1997 of Waste Systems International, Inc.)

3(i).1 Second Amended and Restated Certificate of Incorporation of Waste Systems International, Inc. filed February 13, 1998.

3(i).2 Certificate of Designations of Series B Convertible Preferred Stock of Waste Systems International, Inc. filed March 5, 1998.

3(i).3   Certificate  of  Corrections to the Second  Amended and Restated
         Certificate of Incorporation of Waste Systems International, Inc. as filed February 13, 1998),filed March 17, 1998.

3(ii).1  Bylaws of the Company, adopted and effective as of October 27, 1997.

4.4 Certificate of Designation of Series A Convertible Preferred Stock of Waste Systems International, Inc.
         filed October 20, 1997 (Refer to Exhibit 3(i).3 above).

4.5 Certificate of Designation of Series B Convertible Preferred Stock of Waste Systems International, Inc. filed October 20, 1997 (Refer to
         Exhibit 3(i).2 above).

4.6      Amended  and  Restated  Subscription   Agreement  dated  as  of
         June  30,  1997 (Incorporated  by  reference  to  Exhibit  4.2 to  Form
         10-Q  for  the Quarterly   Period   Ended   September   30,  1997  of
         Waste   Systems International, Inc.)

4.7 Indenture, dated as of March 2, 1999, between Waste Systems International, Inc. and IBJ Whitehall Bank & Trust Company, including a form of the 11 1/2% Senior Note due 2006. (Incorporated by reference to Exhibit No. 4.1 of the Company's Current Report on Form 8-K, dated March 2, 1999.)

4.8 Warrant Agreement, dated as of March 2, 1999, between Waste Systems International, Inc. and subsidiaries and IBJ Whitehall Bank & Trust Company, a New York banking corporation as warrant agent. (Incorporated by reference to Exhibit No. 4.2 of the Company's Current Report on Form 8-K, dated March 2, 1999.)

4.9 Note Registration Rights Agreement, dated as of March 2, 1999, by and among Waste Systems International, Inc. and its subsidiaries and First Albany Corporation. (Incorporated by reference to Exhibit No. 4.3 of the Company's Current Report on Form 8-K, dated March 2, 1999.)

4.10 Warrant Registration Rights Agreement, dated as of March 2, 1999, by and among Waste Systems International, Inc. and its subsidiaries and First Albany Corporation. (Incorporated by reference to Exhibit No. 4.4 of the Company's Current Report on
         Form 8-K, dated March 2, 1999.)

10.4 Agreement and Plan of Merger dated as of March 17, 1995, among the Company, Zoe Resources, Inc., certain stockholders of the Company and BioSafe, Inc. (Incorporated by Reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, dated March 29, 1995.)

10.5 1995 Stock Option Plan (Incorporated by Reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, dated March 29, 1995.)

10.6 Agreement between BioSafe, Inc. and the Town of South Hadley, Massachusetts, dated August 22, 1995. (Incorporated by reference to Exhibit No. 10.12 to the Registration Statement on Form S-1 of BioSafe International, Inc., No. 33-93966 as filed on June 26 1995.)

10.7 Form of 10% Convertible, Redeemable, Subordinated Note Due 2000. (Incorporated by reference to Exhibit No. 10.15 to the Registration
         Statement on Form S-1 of BioSafe International, Inc., No. 33-93966.)

Schedule of Subsidiaries.

27.1     Financial Data Schedules

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASTE SYSTEMS INTERNATIONAL, INC.


Date:  March 31, 1999                        By:   /s/ Philip Strauss
                                                     ------------------
                                                    Philip Strauss
                                                    Chairman, Chief Executive
                                                    Officer and President
                                                   (Principal Executive Officer)

Date: March 31, 1999                         By:   /S/ Robert Rivkin
                                                    ------------------
                                                    Robert Rivkin
                                                    Executive Vice President
                                                    -Acquisitions,
                                                    Chief Financial Officer,
                                                    Treasurer and Secretary
                                                   (Principal Financial and
                                                    Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: March 31, 1999                         By: /s/ Philip Strauss
                                                  -------------------------
                                                    Philip Strauss
                                                    Chairman, Chief Executive
                                                    Officer and President
                                                   (Principal Executive Officer)

Date: March 31, 1999                         By:  /S/ Robert Rivkin
                                                  ----------------------------
                                                    Robert Rivkin
                                                    Executive Vice President
                                                    -Acquisitions,
                                                    Chief Financial Officer,
                                                    Treasurer and Secretary
                                                   (Principal Financial and
                                                    Accounting Officer)

Date: March 31, 1999                         By:   /S/ Jay J. Matulich
                                                   -----------------------------
                                                     Jay J. Matulich - Director

Date: March 31, 1999                         By:   /S/ David J. Breazzano
                                                  ------------------------------
                                                   David J. Breazzano - Director

Date: March 31, 1999                         By:   /S/ Charles Johnston
                                                  ------------------------------
                                                     Charles Johnston - Director

Date: March 31, 1999                         By:   /S/ Judy K. Mencher
                                                  ------------------------------
                                                      Judy K. Mencher - Director

Date: March 31, 1999                         By:   /S/ William B. Philipbar
                                                 -------------------------------
                                                 William B. Philipbar - Director

Exhibit 21.1
Schedule of Subsidiaries
As of December 31, 1998

Name and address:                                                   EIN


WSI Medical-Waste Systems, Inc.                                       04-3377563
(Formerly Biosafe Medical Waste Technology, Inc.)
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI Vermont                                                           03-0347845
 (Formerly Waste Professionals of Vermont, Inc.)
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI Moretown                                                          03-0355691
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI Burlington Transfer Station,Inc.                                  04-3374689
 (Formerly Burlington Area Transfer Station, Inc.)
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI Waitsfield Transfer Station, Inc.                                 04-3292469
 (Formerly Waitsville Transfer Station, Inc.
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI of Vermont, Inc.                                                  03-0354296
 (Formerly WPV Disposal, Inc.)
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI of Massachusetts Holdings, Inc.                                   04-3301441
 (Formerly Biosafe Buckland, Inc.)
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI of Fairhaven, Inc.                                                04-3301442
 (Formerly Biosafe Fairhaven, Inc.)
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI of South Hadley, Inc.                                             04-3086959
 (Formerly Biosafe, Inc.)
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI Pennsylvania Holdings, Inc.                                       04-3301448
 (Formerly Biosafe Mid-Atlantic, Inc.)
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI Hopewell Landfill, Inc.                                           04-3301445
(Formerly Biosafe Pennsylvania, Inc.)
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI of Pennsylvania, Inc.                                             04-3301449
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI of Pennsylvania Transportation, Inc.                              04-3301450
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI Altoona Transfer Station, Inc.                                    04-3301447
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

Biosafe Systems, Inc.                                                 36-4027808
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

Eagle Recycling, Inc.                                                 23-2640932
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

Horvath Sanitation, Inc.                                              25-1685001
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

Mostoller Landfill, Inc.                                              25-1622775
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI St. Johnsbury Transfer Station, Inc.                              03-0356503
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI New York Holdings, Inc.                                           04-3428760
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI of New York, Inc.                                                 04-3434005
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

Mattei-Flynn Trucking, Inc.                                           04-2989917
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

Mass Wood Recycling, Inc.                                             04-3454163
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

WSI Maryland Holdings, Inc.                                           04-3428758
420 Bedford Street, Suite 300
Lexington, Massachusetts 02420

Exhibit 3


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                   FORM 10-K/A
                                 Amendment No. 2

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                         Commission file number 0-25998

                        WASTE SYSTEMS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)
                              --------------------

            Delaware                                            95-4203626
  (State or other jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                             Identification No.)

    420 Bedford Street, Suite 300
    Lexington, Massachusetts                                         02173
    (Address of principal executive offices)                       (Zip Code)

                                 (781) 862-3000
              (Registrant's telephone number, including area code)
                              --------------------

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, $.01 par value per share

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

        Indicate by check mark if disclosure of  delinquent  filers  pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

        As of March 24, 1999, the market value of the voting stock of the Registrant held by non-affiliates of the Registrant was $50,492,453.

        The number of shares of the Registrant's common stock, par value $.01 per share, outstanding as of March 24, 1999 was 11,220,545.

                       DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. Portions of the Registration Statement on Form S-1 of Waste Systems International, Inc. (No. 33-93966) are incorporated by reference into Part IV of this Form 10-K.

        This report on Form 10-K/A, Amendment No. 2, amends the Report on Form 10-K of Waste Systems International, Inc. ("Waste Systems") filed with the Securities and Exchange Commission on March 31, 1999, as amended by the report on Form 10-K/A of Waste Systems filed with the Securities and Exchange
Commission on April 9, 1999 (such Report on Form 10-K, as so amended, the "Amended Form 10-K").

        The Amended Form 10-K is hereby amended by deleting Part I, Item 7 thereof in its entirety and replacing it as follows:

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto. This Annual Report on Form 10-K contains forward-looking statements concerning among other things, the Company's expected future revenues, operations and expenditures and estimates of the potential markets for the Company's services. Such statements made by the Company fall within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All such forward-looking statements are necessarily only estimates of future results and the actual results achieved by the Company may differ materially from these projections due to a number of factors as discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Affecting Future Operating Results" of this Form 10-K.

Introduction

        The Company is an integrated non-hazardous solid waste management company that provides solid waste collection, recycling, transfer and disposal services to commercial, industrial, residential and municipal customers within certain regional markets in the Northeast and Mid-Atlantic states, where it operates. The Company focuses on the operation of an integrated non-hazardous solid waste management business, including the ownership and operation of solid waste disposal facilities (landfills), transfer stations and solid waste collection services. The Company derives revenue from collecting solid waste from its customers, which it delivers for disposal in its own landfills, and also from unaffiliated waste collection companies who pay to dispose of waste in the Company's landfills. The Company seeks through its acquisition strategy to acquire substantial collection operations and transfer stations in association with its landfills in order to enhance its overall profitability and to increase its control over its sources of revenue. See "Business - Strategy"

        During 1998, the Company acquired a total of 34 companies including two landfills, 31 collection companies (2 of which included a transfer station) and one transfer station. Due to the significance of the acquired business operations to the Company's financial performance, the Company does not believe that its historical financial statements are necessarily indicative of future performance and as a result will affect the comparability of the financial information included herein.

Revenues

        Revenues represent fees charged to customers for solid waste collection, transfer, recycling and disposal services provided. Arrangements with customers include both long-term contractual arrangements and as-received disposal at prices quoted by the Company. Revenues for the periods presented in the consolidated statements of operations were derived from the following sources:

                                             Year ended December 31,
                                       1998        1997          1996

          Collection                  73.5%       12.8%            - %
          Landfill                    20.1        78.1          100.0
          Transfer                     6.4         9.1             -
                                      -----      -----          -----
              Total Revenue          100.0%      100.0%         100.0%



              For the purpose of this table, revenue is attributed fully to the operation where the Company first receives the waste. For example, revenue received from waste collected by the Company and disposed in a Company landfill is entirely attributed to collection. The increase in the Company's collection revenues as a percentage of total revenues during 1998 compared to 1997 is due primarily to the impact of the 31 collection companies acquired during 1998. The decrease in landfill and transfer station revenue as a percentage of revenues in 1998 compared to 1997 s due primarily to the acquisition of collection companies that had been disposing of their waste at the Company's transfer stations and landfills. These acquired revenues are now being recorded as collection revenue.


Recent Business Developments

              Senior Notes Offering and Debt Repayment. On March 2, 1999, the Company completed a private placement of $100.0 million of 11.5% Senior Notes (the "Senior Notes") and warrants to purchase an aggregate of 1,500,000 shares of common stock at an exercise price of $6.25 per share (the "Warrants"). The Senior Notes mature on January 15, 2006 and bear interest at 11.5% per annum, payable semi-annually in arrears on each January 15 and July 15, commencing July 15, 1999, subject to prepayment in certain circumstances. The interest rate on the Senior Notes is subject to adjustment upon the occurrence of certain events as provided in the Senior Notes Indenture. The Senior Notes may be redeemed at the option of the Company after March 2, 2003 at redemption prices set forth in the Senior Notes Indenture, together with accrued and unpaid interest. The Warrants are exercisable from September 2, 1999, through March 2, 2004. The number of shares for which, and the price per share at which, a Warrant is exercisable, are subject to adjustment upon the occurrence of certain events as provided in the Warrant Agreement. The net proceeds to the Company, after deducting the discount to the initial purchaser and related issuance costs, was approximately $97.3 million. The Company used a portion of the proceeds from the Senior Notes to repay $20.0 million of the Company's 13% short term notes due June 30, 1999, (the outstanding balance of the 13% short-term notes was $7.5 million at December 31, 1998) $10.0 million of the BankNorth Group, N.A. credit facility and approximately $1.7 million of capital leases and other notes payable. In addition, the Company redeemed approximately $1.45 million principal amount of the Company's 10% Convertible Subordinated Debentures due October 6, 2000 and completed several acquisitions as described below. The Company intends to use the balance of the proceeds for general corporate purposes, including possible future acquisitions and working capital.

              Conversion of Debt into Equity. On March 31, 1999, the Company closed a private exchange offer in which it exchanged 2,244,109 shares of the Company's Common Stock for a portion of the Company's 7% Subordinated Notes due May 13, 2005. The exchange price per share of $4.656 was equal to the closing price of the Common Stock on the Nasdaq SmallCap Market on that date as reported by NASDAQ. Accrued but unpaid interest on the Notes was paid in cash. As a result of the private exchange offer, the Company retired $10,449,000 of its 7% Convertible Subordinated Notes. The remaining 7% Convertible Subordinated Notes are convertible by holders into Common Shares at $10.00 per share.

              Stock Repurchase. With the proceeds of the Senior Notes, the Company repurchased 497,778 shares of the Company's common stock from the Federal Deposit Insurance Corporation (FDIC) for an aggregate purchase price of approximately $2.8 million.

              Acquisitions. Since December 31, 1998 through March 24, 1999, the Company has completed six acquisitions, consisting of 5 collection operations and one landfill. The aggregate purchase price for these acquisitions was approximately $38 million which was paid in cash and the assumption of approximately $3 million of debt. These acquisitions have combined annual revenue of approximately $12 million. The acquisitions have all been recorded using the purchase method of accounting.

              The following table sets forth, for the periods indicated, certain data derived from the Company's Consolidated Statements of Operations, expressed as a percentage of revenues:

                                                    Year ended December 31,
                                                  1998        1997        1996

    Revenues                                     100.0%       100.0%      100.0%

    Operating expenses                             58.9        49.7         61.6
    Depreciation and amortization                  21.4        20.0         24.7
    Acquisition integration costs                   8.9         -            -
    Write-off of project development costs          1.1        43.3        444.7
                                                 ------      ------      -------

       Total cost of operations                    90.3       113.0        531.0
                                                 ------      ------        -----

    Gross profit (loss)                             9.7      (13.0)      (431.0)
    Selling, general and administrative expenses   21.3        61.8        163.3
    Restructuring                                   -          17.2        116.5
    Amortization of prepaid consulting fees         -           -           55.8
                                                 ----        ----        -------

       Loss from operations                      (11.6)      (92.0)      (766.6)

    Royalty and other income (expense), net       (0.6)      (14.9)         62.5
    Interest income                                 2.1         5.0         11.9
    Interest expense and financing costs         (19.4)      (39.2)       (79.0)
    Equity in loss of affiliate                     -           -          (6.4)
    Write off of assets                             -           -          (1.5)
    Write off of accounts receivable                -           -         (16.4)
                                                 ----        ----        -------

       Total other income (expense)              (17.9)      (65.5)       (12.5)

    Income tax expense                              0.2         0.2        (1.6)

       Loss from continuing operations           (29.7)      (157.7)     (777.5)

    Discontinued operations                         -           -        (151.2)
                                                 ----        ----        -------

       Loss before extraordinary item            (29.7)      (157.7)     (928.7)

    Extraordinary item                            (1.2)       (3.9)          -
                                                 ------      ------      -----

       Net loss                                  (30.9)%     (161.6)%   (928.7)%
                                                 =======     ========   ========

    EBITDA                                        10.1%      (71.4%)    (662.0)%
                                                 ======      =======    ========

    Adjusted EBITDA                               21.9%      (10.9%)    (101.3)%
                                                 ======      =======    ========



Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

         Revenues. Revenues for 1998 increased by $17,587,000 or 509% to $21,045,000 from $3,458,000 in 1997. Thirty-four acquisitions completed by the Company in 998 accounted for approximately $15.8 million or 90% of the increase. The balance of the increase is the result of the internal growth within the Vermont operations during 1998. The growth in the Vermont operations was due to the full year's operation of the CSWD Transfer Station, which was acquired in the fourth quarter of 1997, increased volume and prices at the Moretown Landfill and internal growth at the Company's collection operations.

         Cost of operations. Operating expenses for 1998 was approximately $12,400,000 compared to $1,719,000 for 1997. The increase of $10,681,000 was primarily due to the 34 acquisitions completed by the Company in 1998 and the related increase in revenue. As a percentage of sales, operating expenses increased to approximately 59% in 1998 from approximately 50% in 1997. This increase was primarily due to the change in revenue mix, with a much larger portion of the revenue coming from collection operations, which typically experience much higher operating expenses than landfill operations. The Company internalizes a significant portion of its waste collected in Vermont and Pennsylvania, which significantly reduces costs of operations as a percentage of revenue. The Company's New York and Massachusetts operations do not yet have landfills where waste can be internalized.

         Operating costs, disposal costs, and collection fees vary widely throughout the geographic areas in which the Company operates. The prices that the Company charges are determined locally, and typically vary by the volume or weight, type of waste collected, frequency of collections, distance to final disposal sites, labor costs and amount and type of equipment furnished to the customer.

         Depreciation and amortization. Depreciation and amortization expense was $4,501,000 and $692,000 for the years ended 1998 and 1997, respectively. The increase of $3,809,000 was primarily due to the additional depreciation and amortization related to the Company's 34 acquisitions completed during 1998. During 1998, the Company purchased property and equipment of approximately $24,298,000 related to the acquisitions. ($7,522,000 of this amount was for assets under development not placed into service in 1998.) Goodwill and other intangible assets totaling approximately $35,171,000 were also recorded in connection with the acquisitions. In addition, the Company purchased approximately $3,094,000 of property and equipment necessary for its ongoing operations, including costs to improve efficiencies at several of the acquired companies. Finally, landfill amortization costs in Vermont increased due to increased usage of the Moretown landfill in 1998. The Company had costs of approximately $5,456,000 for construction of Cell 2 at the Moretown landfill and other development costs related to the Mostoller and South Hadley landfill and the Transfer Station in Oxford Massachusetts totaling approximately $480,000. These costs did not impact operating results as they were not placed into service in 1998.

         Acquisition integration costs. Acquisition integration costs consist of one-time, non-recurring costs, which in the opinion of management have no future value and, therefore, are expensed. Such costs include termination and retention of employees, lease termination costs, costs related to the integration of information systems and costs related to the change of name of the acquired company or business. These charges are estimated and accrued at the time the acquisition is closed. The estimates are reviewed frequently by Company management and the related operation teams integrating the new acquisitions and adjusted as required. Acquisition integration costs totaled $1,864,000 for 1998.

         Write-off of landfill development costs. Write-off of landfill development costs were $236,000 and $1,495,000 for 1998 and 1997, respectively. The write-off of landfill development costs is related to the termination of the Company's contract for remodeling and operation of a landfill in Fairhaven, Massachusetts. See footnote 17 "Fairhaven Massachusetts Operation" in the financial statements included in Item 8. The 1998 expense of $236,000 represents the final charges related to the termination of the project. There are no remaining accruals at December 31, 1998.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased $2,344,000 in 1998 to $4,482,000 from $2,138,000 in 1997. As a percentage of revenue, selling, general and administrative expenses decreased to 21.3% in 1998 from 61.8% in 1997. The dollar increase was due to efforts by the Company to build infrastructure to sustain its significant growth through acquisition and to support the several corporate initiatives designed to implement its strategy. The Company expects spending growth to continue moderately into 1999 as the Company continues to implement its growth through acquisition strategy. The decrease as a percentage of revenue was primarily due to the expanded revenue base and related efficiencies, as the Company is able to purchase "tuck-in" acquisitions that increase revenues and improve margins without adding significant administrative costs. The Company anticipates that in future periods its selling, general and administrative expenses should continue to decrease as a percentage of revenue as it leverages its current corporate overhead to revenue growth primarily through acquisitions.

         Restructuring. During 1996, the Company announced its intention to restructure the Company's operations to focus its resources and activities on developing an integrated solid waste management operation. See footnote 16 "Restructuring and Discontinued Operations" in the financial statements included in Item 8. The restructuring was completed in 1997. Restructuring charges for 1997 totaled $596,000 which consisted of costs incurred for employee severance, non-cancelable lease commitments, professional fees and litigation costs. No charges were recorded in 1998.

         Royalty and other income (expense). Royalty and other income (expense) was approximately ($134,000) and ($516,000) in 1998 and 1997, respectively. Royalty and other income (expense) primarily relates to the Company's medical waste treatment proprietary technologies. Interest expense and financing costs, net. Interest expense for 1998 was approximately $3,633,000, net of interest income of $441,000 as compared to approximately $1,182,000 net of interest income of $172,000 for 1997. The increase resulted primarily from significant increases in debt necessary to finance the acquisitions and capital needs of the Company. During 1998 and 1997, the Company capitalized interest expense of $360,000 and $24,000, respectively related to construction costs for the Mostoller and South Hadley landfills and the Transfer Station in Oxford Massachusetts discussed above.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

         Revenues. Revenues for 1997 increased by $1,962,000 to $3,458,000 from $1,496,000 in 1996. The increase of 131% was due primarily to the increased waste volume accepted at the Moretown Landfill, in its first full year of operation, the acquisition through a lease/purchase arrangement on October 6, 1997 of the Chittenden Solid Waste District ("CSWD") transfer station located in Williston, Vermont and the internal growth of the Company's collection operations. All 1997 revenues were generated from the Company's Vermont operations as compared to 1996, where approximately $1,157,000 or 77% was generated from the Company's operations at the Fairhaven Landfill.

         Cost of operations. Operating expenses for 1997 was approximately $1,718,000 compared to $921,000 in 1996. The increase of $797,000 was primarily due to the growth of the Company's Vermont operations. During 1997, the Company's Vermont operations expanded as a result of the Company's purchase of a collection company and its acquisition through a lease/purchase arrangement of the CSWD transfer station.

         Depreciation and amortization. Depreciation and amortization expense was $692,000 and $370,000 for the years ended 1997 and 1996, respectively. The increase of $322,000 or 87% was due primarily to the growth in the operation at the Moretown Landfill which resulted in increased amortization of capitalized landfill costs and to a substantial increase in capital equipment used in the Company's other Vermont operations.

         Write-off of landfill development costs. Write-off of landfill development costs were $1,495,000 and $6,652,000 for the years ended 1997 and 1996, respectively. The write-off of landfill development costs is related to the Fairhaven Landfill.

         Selling, general and administrative expenses. Selling, general and administrative expenses for 1997 were approximately $2,138,000, a decrease of 12.5% from 1996. The decrease was due to the restructuring undertaken in March of 1996 and to the cessation of operations at the Fairhaven Landfill. The decrease was partially offset by increases in selling, general and administrative expenses at the Company's Vermont operations and general corporate expenses due to the building of an infrastructure necessary to support increases in acquisition, operating and administrative activities.

         Restructuring. Prior to March 27, 1996, the Company had been actively developing environmental technologies with potential application in a number of business areas. On March 27, 1996, the Company announced its intention to take meaningful actions to conserve cash and working capital, including restructuring the Company's operations to focus its resources and activities on developing an integrated solid waste management operation. As part of the restructuring, the Company ceased operations at its technology center in Woburn, Massachusetts, and discharged all employees and consultants previously engaged in developing technologies with potential application in certain environmental related activities, including the manufacture of useful materials from tires and other recycled materials, contaminated soil cleanup and recycling, industrial sludge disposal, size reduction equipment design and manufacture (the "Ancillary Technologies"), and Major Sports Fantasies, Inc. ("MSF"), a business unrelated to the environmental industry. No substantial revenues were received from the technology center operations or MSF activities. Restructuring charges for 1997 and 1996 were $596,000 and $1,742,000, respectively, which consisted of costs incurred for employee severance, non-cancelable lease commitments, professional fees and litigation costs.

         Royalty and other income (expense). Royalty and other income (expense) decreased approximately $1,451,000 in 1997 to ($516,000) from $935,000 in 1996.
The decrease in 1997 was due to the termination of one of the Company's licensing agreements with ScotSafe Limited ("ScotSafe").

         Interest expense and financing costs. Interest expense for 1997 was approximately $1,182,000 net of interest income of $172,000 as compared to approximately $1,004,000 net of interest income of $178,000 for 1996. The increase resulted primarily from additional indebtedness incurred in connection with acquisitions and capital expenditures for the Company's Vermont operations. During 1997 and 1996, the Company capitalized interest expense of $24,000 and $42,000, respectively related to construction costs.

         Write-off of accounts  receivable.  During the fourth  quarter of 1997,
the  Company  wrote-off  an  uncollectible   receivable  due  from  ScotSafe  of
approximately $568,000.


Liquidity and Capital Resources

         The Company's business is capital intensive. The Company's capital requirements, which are substantial, include acquisitions, property and equipment purchases and capital expenditures for landfill cell construction, landfill development and landfill closure activities. Principally due to these factors, the Company may incur working capital deficits. The Company plans to meet its capital needs through various financing sources, including internally generated funds, equity securities and debt. On May 13, 1998, the Company closed on an offering of $60.0 million 7% Convertible Subordinated Notes which resulted in net proceeds to the Company of approximately $58.3 million. As discussed in "Recent Business Developments", on March 2, 1999, the Company completed a private offering of 11 1/2% Senior Notes in the aggregate principal amount of $100 million due January 15, 2006 which resulted in net proceeds to the Company of approximately $97.3 million. The Company has used the proceeds from these Debt offerings to complete various acquisitions during 1998 and 1999. In addition, the Company has repaid other outstanding debt obligations, repurchased 497,778 shares of the Company's common stock from the Federal Deposit Insurance Corporation (FDIC) for an aggregate purchase price of approximately $2.8 million, and fund the Company's growth, including infrastructure. The Company intends to use the balance of the proceeds for general corporate purposes, including possible future acquisitions and working capital. In addition, approximately $10,449,000 of the 7% Convertible Subordinated Notes were exchanged into common stock during March 1999 through an exchange offering. The Company intends to continue its strategy to aggressively pursue and develop an integrated solid waste management company, primarily through acquisitions. There can be no assurance that additional debt or equity financing will be available, or available on terms acceptable to the Company. Any failure of the Company to obtain required financing would have a material adverse effect on the Company's financial condition and results of operations.

         The Company maintains an acquisitions department that is responsible for the identification, due diligence, negotiation and closure of acquisitions. The Company believes that a combination of internally generated funds, additional debt and equity financing and the proceeds from the Notes will provide adequate funds to support the Company's cost structure, acquisition strategy and working capital requirements for the foreseeable future.

         In connection with its growth strategy, the Company currently is and at any given time will be involved in potential acquisitions that are in various stages of exploration and negotiation (ranging from initial discussions to the execution of letters of intent and the preparation of definitive agreements), some of which may, if consummated, be material. No assurance can be given, however, that the Company will be successful in completing further acquisitions in accordance with its growth strategy, or that such acquisitions, if completed, will be successful.

During 1998, the Company acquired a total of 34 companies, including eleven collection companies (one of which included a transfer station) in Vermont, five collection companies and two landfills in Central Pennsylvania, three collection companies and a transfer station in Central Massachusetts and twelve collection companies (one of which included a transfer station) in Central Upstate New York. The aggregate cost of these acquisitions was approximately $61.4 million consisting of approximately $58.3 million in cash, $3.4 million in common stock and approximately $1.5 million in assumed liabilities. Acquisition integration costs for the year ended December 31, 1998, related to the acquisitions in Vermont, Central Pennsylvania, Central Massachusetts and Central Upstate New York, were approximately $1,865,000.

         The Company generated net cash from operating activities for 1998 approximately $592,000. In 1997, the Company used approximately ($4,586,000) for operating activities. The improved cash flow from operations in 1998 was due primarily to the increased revenues which were offset by related increases in cost of operations, integration costs and selling, general and administrative expenses. The remainder of the cash flow increase was due to changes in the operating assets and liabilities including increases in accounts payable, accrued expenses and deferred revenue. These were offset by an increase in accounts receivable.

         EBITDA increased by approximately $4,599,000 during 1998 to approximately $2,130,000 from negative EBITDA of approximately ($2,469,000) in 1997. As a percentage of revenue, EBITDA increased to 10.1% during 1998 from (71.4%) in 1997. Adjusted EBITDA increased by approximately $4,608,000 during 1998 to approximately $4,230,000 from negative Adjusted EBITDA of approximately ($378,000) in 1997. As a percentage of revenue, Adjusted EBITDA increased to 21.9% in 1998 compared to (10.9%) in 1997.

         Net cash used by investing activities during 1998 was approximately $71,939,000 compared to cash generated of approximately $706,000 in 1997. Of the net cash used by investing activities in 1998, approximately $58,340,000 million was used for the acquisition of landfill, collection and transfer operations in Vermont, Central Pennsylvania, Central Massachusetts and Central Upstate New York. In addition, the Company placed deposits for future acquisitions totaling $2,211,000. Additional capital expenditures of approximately $9,032,000 were made to develop Cell 2 at the Company's Moretown landfill and to increase operating efficiencies at the Company's Vermont, Central Pennsylvania, Central Massachusetts and Central Upstate New York operations. Other investing activity included the acquisition of various long-term permits necessary to operate the landfills and for long-term prepaid disposal costs. The net cash generated by investing activities for 1997 was primarily due to the reduction in collateral requirements on the Vermont Landfill closure and post-closure performance bond of approximately $1,000,000 and the proceeds from the sale of the Fairhaven equipment for approximately $800,000. These were offset by capital expenditures at the Company's Vermont operation.

         The Company's capital expenditures and capital needs for acquisitions have increased significantly, reflecting the Company's rapid growth by acquisition and development of revenue producing assets, and will increase further as the Company continues to complete acquisitions. Total capital expenditures are expected to further increase during 1999 due to acquisitions, ongoing construction of Cell 2 at the Moretown Landfill, the development and construction of the Mostoller and South Hadley Landfills and construction of the transfer station in Central Massachusetts.

         Net cash provided by financing activities during 1998 was approximately $68,576,000 compared to $6,579,000 in 1997. The increase in 1998 was due primarily to the receipt of the net proceeds of $58.3 million related to the 7% Convertible Subordinated Notes, borrowings under the Company's bank credit facility of $10 million, $7.5 million in additional short-term financing from a related party stockholder and borrowings for equipment purchases of approximately $9.0 million. The proceeds were offset by principal repayments of debt of approximately $15.2 million and dividend payments on the Preferred Stock of approximately $888,000.

         The Company has a $10 million line of credit facility with The BankNorth Group, N.A. which was fully drawn as of December 31. The entire balance was repaid on March 2, 1999 with the proceeds from the Senior Notes. The Company is currently negotiating an expansion or replacement of the facility with The BankNorth Group, N.A.

         At December 31, 1998, the Company had approximately $83.1 million of short-term and long-term debt.

         Based upon its current operating plan, the Company believes that its cash and cash equivalents, available borrowings, future cash flow from operations and the proceeds of future debt and equity financings will satisfy the Company's working capital needs for the foreseeable future. However, there can be no assurances in this regard. See "Certain Factors Affecting Future Operating Results - Substantial Increased Leverage" and "-Uncertain Ability to Finance the Company's Growth."

Certain Factors Affecting Future Operating Results

         Our history of losses makes investment in Waste Systems highly speculative.

         During the fiscal years ending December 31, 1998, 1997 and 1996, we suffered net losses (including non-recurring charges) of approximately ($6,496,000), ($5,589,000) and ($13,890,000), respectively on revenues of approximately $21,045,000, $3,458,000 and $1,496,000, respectively. Following Waste Systems' restructuring in 1996, we directed our focus on becoming an integrated solid waste management company by implementing a business strategy based on aggressive growth through acquisitions. Our ability to become profitable and to maintain profitability as we pursue our business strategy will depend upon several factors, including our ability to:

   o execute our acquisition strategy and expand our revenue generating operations while maintaining or reducing our proportionate administrative expenses;

   o locate sufficient financing to fund acquisitions; and

   o adapt to changing conditions in the competitive market in which we operate.

External factors, such as the economic and regulatory environments in which we operate will also have an effect on our business and its profitability. However, continued losses and negative cash flow may not only prevent us from achieving our strategic objectives, it may also limit our ability to meet financial obligations, including our obligations under the Senior Notes.

  Substantial Increased Leverage.

         We   currently   have  a  high  level  of   indebtedness   relative  to
stockholders' equity. The following table illustrates our level of indebtedness:

                                                   As of December 31, 1998  (*)
                                                      (dollars in thousands)
Long-term Indebtedness............................             $172,672
Stockholders' Equity..............................              $12,188
Debt to Equity ratio..............................                 14.2

(*) pro forma to include the issuance of $100 million principal amount of Senior Notes and the exchange of $10,449,000 principal amount of the 7% Convertible Notes into 2,244,109 shares of our common stock.

   Our high level of indebtedness could:

    o limit our flexibility in planning for, or reacting to, changes in business, industry and economic conditions;

    o require us to dedicate a substantial portion of our cash flow from operations to repaying indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

    o place us at a competitive disadvantage compared to our competitors with lower levels of indebtedness; and

    o limit our ability to borrow additional funds, either because of restrictive covenants in the Senior Notes Indenture or because of a potential lender's limits on borrower indebtedness.


         Our high level of indebtedness may have a direct negative impact on our operations. It may also result in an event of default under our debt instruments which, if not cured or waived, could have a material adverse effect on our finances.

                                                    For the Years Ended
                                                        December 31,
                                                   1998            1997
                                                   ----            ----

Ratio of earnings to Fixed Charges......           N/A              N/A

         For the year ended December 31, 1998, we incurred net losses that did not cover fixed charges by approximately $6.6 million; and for the year ended December 31, 1997, we incurred net losses that did not cover fixed charges by approximately $5.5 million. For purposes of computing this financial relationship of earnings to fixed charges, earnings consist of pretax income
(loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and financing costs, including capitalized interest and amortization of deferred financing costs, and an estimated portion of rentals representing interest costs.

         Incurring more debt could further exacerbate the risks of our high level of indebtedness.

         Despite our current high level of indebtedness, the indenture does not fully prohibit us or our subsidiaries from incurring substantial additional indebtedness in the future. We may increase the amount of available borrowing under our bank credit facility or obtain additional bank financing. Borrowings and other indebtedness which Waste Systems or our subsidiaries may incur may be secured and therefore would rank senior to the Senior Notes and the subsidiary guarantees thereof. If new debt is added to our current level of debt, the related risks of indebtedness could intensify both for us and for the holders of the Senior Notes.

         We may not generate enough cash to service our indebtedness or our other liquidity needs.

         Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This ability depends in part on our operating performance and the execution of our business strategy. It is also subject to influence by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

         We cannot assure you that our business will generate sufficient cash flow from operations, that we will realize anticipated cost savings from operating efficiency improvements, or that we will be able to obtain future financing in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

         The following table outlines the schedule of our required debt amortization payments proforma to include the Senior Notes and the exchange of $10,449,000 of the 7% Convertible Notes into 2,244,109 shares of our common stock.:

                        Balance at
                        December 31,
                          1998     1999    2000     2001    2002     2003     2004    2005    2006  Remainder   Total
                          ----     ----    ----     ----    ----     ----     ----    ----    ----  ---------   -----
                                  Principal Payments Due During
                                     (Dollars in thousands)

Long-Term Debt
Bank Credit Facility   $ 10,000  10,000       -        -      -        -        -        -       -        -     10,000
13% Short-tern notes      7,500   7,500       -        -      -        -        -        -       -        -      7,500
Capital Leases,
 Equipment and
 Other Notes
 Payable........          3,771     676      687      531    427      440      462      153      169     226     3,771

Senior Notes....        100,000      -        -        -      -        -        -        -   100,000      -    100,000
10% Convertible
 Subordinated
 Debentures.....          1,850      -     1,850       -      -        -        -        -       -        -      1,850
7% Convertible
 Subordinated
 Notes..........         49,551      -       -         -      -        -        -    49,551      -        -          -
                    ------------  ------  -----     ------  -----    -----   ------  ------  -------  ------   -------

    Total.......       $172,672  18,176   2,537       531     427     440      462   49,704  100,169     226   172,672
                    ============ ======   =====     ======  =====    =====   ======  ======  =======  ======   =======



         We may need to refinance all or a portion of our indebtedness, including our Senior Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our bank credit facilities, if any, and the Senior Notes, on commercially reasonable terms or at all.

         Uncertain Ability to Finance the Company's Growth.

         We require substantial funds to complete and bring to commercial viability all of our currently planned projects. We also anticipate that future business acquisitions will be financed not only through cash from operations and the proceeds from the Senior Notes offering, but also by future borrowings under bank credit facilities not currently established, offerings of Waste Systems stock as consideration for acquisitions, or from the proceeds of additional equity or debt financings. Therefore, our ability to satisfy our future capital and operating requirements for planned growth is dependent on a number of pending or future financing activities, and we cannot assure you that any of these financing activities will be successfully completed.

         Ability to manage growth.

         Our objective is to continue to grow by expanding our services in selected markets where we can be one of the largest and most profitable fully-integrated solid waste management companies. Accordingly, we may experience periods of substantial rapid growth. This growth could place a significant strain on our operational, financial and other resources. Any failure to expand our operational and financial systems and controls in an efficient manner at a pace consistent with our growth could have a material adverse effect on our business, financial condition and results of operations.

         Our future success is also highly dependent upon our continuing ability to identify, hire, train and motivate a sufficient number of highly qualified personnel for our planned growth. We face competition for recruiting qualified personnel from our competitors, other companies not in the waste management industry, government entities and other organizations. We cannot assure you that we will be successful in attracting and retaining qualified personnel as required for our present and future planned operations. Our inability to attract and retain a sufficient number of qualified personnel could have a material negative impact on our business, financial condition and results of operations.

         Our future success depends upon our ability to identify, acquire and integrate acquisition targets.

         Our future success is highly dependent upon our continued ability to successfully identify, acquire and integrate additional solid waste collection, recycling, transfer and disposal businesses. As the solid waste management industry continues to consolidate, competition for acquisition candidates within the industry increases and the availability of suitable candidates on terms favorable to us may decrease. We compete for acquisition candidates with larger, more established companies that may have significantly greater capital resources than we do, which can further decrease the availability of suitable acquisition candidates at prices affordable to us. We cannot assure you that we will be able to identify suitable acquisition candidates, to successfully negotiate acquisitions on terms reasonable to us given our resources, to obtain financing for those targets on favorable terms, or to successfully integrate any acquired targets with our current operations.

         We believe that a significant factor in our ability to consummate acquisitions will be the attractiveness of our common stock as consideration for potential acquisition targets. This attractiveness may be, in large part, dependent upon the relative market price and capital prospects of our equity securities as compared to the equity securities of our competitors. Our stock is traded on the Nasdaq Stock Market, Inc.'s SmallCap Market, while some of our competitors' stock is traded on larger, more recognized markets. In addition, some of our competitors have a significantly larger capitalization than we do, which generally results in a more liquid market for their publicly traded securities. If the market price of our common stock were to decline, we might be unable to use our common stock as consideration for future acquisitions.

         Dependence on Management.

         We depend to a high degree on the services of Philip Strauss, Chairman, Chief Executive Officer and President, and Robert Rivkin, Executive Vice President_Acquisitions, Chief Financial Officer, Secretary and Treasurer, in planning to achieve our business objectives. We have obtained $1 million key executive insurance policies for each of Messrs. Strauss and Rivkin. However, if we lost the services of either of these executives, our business, financial condition and results of operations could suffer material adverse effects.

         Failed acquisitions or projects may adversely affect our results of operations and financial condition.

         In accordance with generally accepted accounting principles, we record some expenditures and advances relating to acquisitions, pending acquisitions and landfill projects as assets on our balance sheet, then amortize or depreciate these capitalized expenditures and advances over time, usually matching an asset's depreciation against the revenues it generates. We also have an accounting policy to record as an expense in the current accounting period all unamortized capital expenditures and advances relating to any operation that is permanently shut down, any acquisition that will not be consummated, and any landfill project that is terminated. As a result of these accounting practices, we may have to record the entire capitalized expenditure of any failed acquisition or terminated project as a charge against earnings in the accounting period in which the failure or termination occurs. A large, unexpected expense against typical earnings could have a material adverse effect on our results of operations, financial condition and our business.

         Our business may not succeed due to the highly competitive nature of the solid waste management industry.

         The solid waste management industry is highly competitive and very fragmented, and requires substantial labor and capital resources. Competition exists for collection, recycling, transfer and disposal service customers, as well as for acquisition targets. The markets we compete in or are likely to compete in usually are served by one or more national, regional or local solid waste companies who may have a respected market presence, and who may have greater financial, marketing or technical resources than those available to us. Competition for waste collection and disposal business is based on price, the quality of service and geographical location. From time to time, competitors may reduce the price of their services in an effort to expand or maintain market share or to win competitively bid contracts.

         We also compete with counties, municipalities and operators of alternative disposal facilities that operate their own waste collection and disposal facilities. The availability of user fees, charges or tax revenues and the availability of tax-exempt financing may provide a competitive advantage to public sector competitors in solid waste management. Additionally, alternative disposal facilities such as recycling and incineration may reduce the demand for the landfill-based solid waste disposal services that we provide and on which our strategy is based. We cannot assure you that we will be able to remain competitive with our larger and better capitalized private competitors or with tax-advantaged public sector operators.

         Seasonal revenue fluctuations may negatively impact our operations.

         Our revenues and results of operations tend to vary seasonally. We tend to have lower revenues in the winter months of the fourth and first quarters of the calendar year than in the warmer months of the second and third quarters. The primary reasons for lower revenues in the winter months include:

   o harsh winter weather conditions may interfere with collection and transportation activities;

   o the volume of winter month waste in our operating regions is generally lower than that which occurs in warmer months; and

   o the construction and demolition activities which generate landfill waste are primarily performed in the warmer seasons.

We believe that the seasonality of the revenue stream will not have a material adverse effect on our business, financial condition and results of operations on an annualized basis. Still, higher warm weather revenues may not offset lower cold season revenues, and seasonal revenue fluctuations may make it more difficult to manage and finance our business successfully.

         The geographic concentration of our operations magnifies the risks to our success.

         Waste Systems has established solid waste management operations in central Pennsylvania, Vermont, upstate New York and central Massachusetts. Since our current primary source of revenues will be concentrated in these geographic locations, our business, financial condition and results of operations could be materially affected by downturns in these local economies, severe weather conditions in these regions, and Pennsylvania, Vermont, New York and Massachusetts state and local regulations. Factors that have a greater impact on our selected markets than on other regions of the country are more likely to have a negative effect on our business than on our larger regional and national competitors in the waste management industry.

         Industry consolidation in our operating regions has also increased the competition for customers who generate waste streams. This may make it increasingly difficult to expand operations within our selected markets. We cannot assure you that we will be able to continue to increase the local waste streams to our operating landfills or be able to expand our geographic markets to mitigate the effects of adverse economic events that may occur in these regions. As a result of our geographic concentration, we are exposed to a higher degree of risks than our geographically more diverse competitors.

         Potential difficulties in acquiring landfill capacity could increase our costs.

         Our operations depend on our ability to expand the landfills we own or operate and to develop or acquire new landfill sites. We cannot assure you that we will be successful in obtaining new landfill sites or expanding the permitted capacity of our existing landfills. The process of obtaining required permits and approvals to open new landfills, and to operate and expand existing landfills has become increasingly difficult and expensive. The process can take several years and involves hearings and compliance with zoning, environmental and other requirements. We cannot assure you that we will be successful in obtaining and maintaining required permits to open new landfills or expand the existing landfills we own or operate.

         Even when granted, final permits to expand landfills are often not approved until the remaining capacity of a landfill is very low. In the event we exhaust our permitted capacity at one of our landfills, our ability to expand internally will be limited and we will be required to cap and close that landfill. Furthermore, as the solid waste management industry continues to consolidate, there will be greater competition for potential landfill acquisitions. As a result of insufficient landfill capacity, we could be forced to transport waste greater distances to our own landfills that have capacity, or to dispose of waste locally at landfills operated by our competitors. In either case, the additional costs we would incur could have a material adverse effect on our business.

         Failure to obtain landfill closure performance bonds and letters of credit may adversely affect our business.

         We may be required to post a performance bond, surety bond or letter of credit to ensure proper closure and post-closure monitoring and maintenance at some of our landfills and transfer stations. Our failure to obtain performance bonds, surety bonds or letters of credit in sufficient amounts or at acceptable rates may have a material adverse effect on our business, financial condition and results of operations.

         Adequacy of Accruals for Closure and Post-Closure Costs.

         The closure and post-closure costs of our existing landfills and any landfill we may own or operate in the future represent material financial obligations. To meet these future obligations, we estimate and accrue closure and post-closure costs based on engineering estimates of landfill usage and remaining landfill capacity. We cannot assure you that the amount of funds estimated and accrued for landfill closure and post-closure costs will be enough to meet these future financial obligations. Any failure to meet these obligations when they become due, or any use of significant funds to cover a gap between such accruals and actual landfill closure and post-closure costs incurred, may have a material adverse effect on our business, financial condition and results of operations.

         Potential Environmental Liability and Adverse Effect of Environmental Regulation.

         We are engaged in the collection, transfer and disposal of waste described as non-hazardous, and we believe that we are currently in material compliance with all applicable environmental laws. Despite these circumstances, if harmful substances escape into the environment and cause damages or injuries as a result of our operating activities, we are exposed to the risk that we will be held liable for any damages and injuries, as well as for significant fines for regulatory noncompliance.

         We and our customers operate in a highly regulated environment, and our landfill projects in particular usually will require federal, state and local government permits and environmental approvals. Maintaining awareness of and attempting to comply with applicable environmental legislation and regulations require substantial expenditures of our personnel and financial resources. These efforts, however, do not guarantee that we will meet all of the applicable regulatory criteria necessary to obtain required permits and approvals.

         Government regulators generally have broad discretion to deny, revoke, or modify regulatory permits or approvals under a wide variety of circumstances. In addition, government regulators may adopt new environmental legislation or regulations or amend existing legislation, and may interpret or enforce existing legislation in new ways. All of these circumstances may require us or our customers to obtain additional permits or approvals.

         Any delay in obtaining required regulatory permits or approvals may delay our ability to obtain project financing, thereby increasing our need to invest working capital in projects before obtaining more permanent financing. These delays may also reduce our project returns by deferring the receipt of project revenues to a later project completion date. If we are required to cancel any planned project because we were unable to obtain required permits or as a result of any other regulatory impediments, we may lose any investment we have made in the project up to that point. The cancellation, or any substantial delay in completion, of any project may have a significant negative effect on our financial condition and results of operations.

         Our environmental liability insurance may not cover all risks of loss.

         We maintain environmental impairment liability insurance covering particular claims for the sudden or gradual onset of environmental damage to the extent of $5 million per landfill. If we were to incur liability for environmental damage in excess of our insurance limits, our financial condition could be adversely affected. We also carry a comprehensive general liability insurance policy, which management considers adequate at this time to protect our assets and operations from other risks.

         Addressing local community concerns about our operations may adversely affect our business.

         Members of the public in the communities where we do business could raise concerns with government regulators and others about the effects on their communities of our existing or planned operations and, in some areas, the proposed development of solid waste facilities. These concerns cannot always be anticipated, and our attempts to address these concerns may result in unforseen delays, costs and litigation that could adversely affect our ability to achieve our business objectives.

         Year 2000 problems could have an adverse impact on our business.

         We   utilize   and  are   dependent   upon   general   accounting   and
industry-specific customer information and billing software to conduct our business that are likely to be affected by the date change in the year 2000. This purchased software is run on in-house computer networks. In addition, embedded technology that is contained in a substantial number of our items of hauling, disposal and communications equipment may be affected by the date change in the year 2000. We have initiated a review and assessment of all hardware, software and related technologies to determine whether it will function properly in the year 2000. We currently believe that costs associated with the compliance efforts will not have a significant impact on our ongoing results of operations, although we cannot assure you in this regard. Computer software and related technologies used by our customers, service providers, vendors and suppliers are also likely to be affected by the year 2000 date change. To date, those vendors which have been contacted have indicated that their hardware or software is or will be year 2000 compliant in time frames that meet our requirements. We have also initiated communications with our significant suppliers regarding the year 2000 issue. However, we cannot assure you that the systems of such suppliers, or of customers, will be year 2000 compliant. Failure by us or any of the parties mentioned above, to properly process dates for the year 2000 and thereafter could result in unanticipated expenses and delays to us, including delays in the payment by our customers for services provided and our ability to make payments on the Senior Notes.


Year 2000 Compliance

     The statements in the following section include the "Year 2000 readiness disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act. Please refer to the information located at the beginning of this
Item 7 regarding forward-looking statements contained in this section. The Company is assessing the readiness of its systems for handling the Year 2000. Although the assessment is still underway, management currently believes that all material systems will be compliant by Year 2000 and that the costs associated with this are not material. The Company has incurred only minimal costs to date associated with the Year 2000 issue.

     The Company is in the process of identifying key third-party vendors to understand their ability to continue providing services through Year 2000. The Company uses well-regarded nationally known software vendors for both its general accounting applications and industry-specific customer information and billing systems. The Company is implementing a new general accounting package which will be fully Year 2000 compatible, and the provider of the solid waste industry customer information and billing system is Year 2000 compatible. The Company's banking arrangements are with national banking institutions, which are taking all necessary steps to insure its customers' uninterrupted service throughout applicable Year 2000 time frames. The Company's payroll is performed out-of-house by the largest provider of third party payroll services in the country, which has made a commitment of uninterrupted service to their customers throughout applicable Year 2000 time frames.

     While the Company currently expects that the Year 2000 issue will not cause significant operational problems, delays in the implementation of new information systems, or failure to fully identify all Year 2000 dependencies in the Company's systems and in the systems of suppliers and financial institutions could have material adverse consequences. Therefore, the Company is developing contingency plans for continuous operations in the event such problems arise.

Inflation

The Company does not believe its operations have been materially affected by inflation.


[END OF AMENDMENT]

                                                SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   WASTE SYSTEMS INTERNATIONAL, INC.


Date: August  5, 1999            By:     /s/ Robert Rivkin
                                    -------------------------------------------
                                     Robert Rivkin
                                     Executive Vice President- Acquisitions,
                                     Chief Financial Officer, Treasurer and
                                     Secretary
                                    (Principal Financial and Accounting Officer)

Exhibit 4



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                    FORM 10-Q


[ X ] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the quarterly period ended September 30, 1999.
                                       or

[   ]   Transition Report Pursuant to Section 13 or 15(d) of the Securities
        Exchange Act of 1934 (For the transition period from     to          ).



                        WASTE SYSTEMS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)



              Delaware                                          95-4203626
   (State or other jurisdiction of                           (I.R.S. Employer
   incorporation or organization)                           Identification No.)


    420 Bedford Street, Suite 300
   Lexington, Massachusetts                                         02420
 (Address of principal executive offices)                         (zip code)

                              (781) 862-3000 Phone
                               (781) 862-2929 Fax
              (Registrant's telephone number, including area code)




         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___


         The number of shares of the Registrant's common stock, par value $.01 per share, outstanding as of November 12, 1999 was 20,330,946.

               WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                                TABLE OF CONTENTS


                                                                            PAGE

PART I.  Financial Information

   Item 1.  Financial Statements:

            Consolidated Balance Sheets as of September 30,
              1999 and December 31, 1998.                                      1

            Consolidated Statements of Operations for the Three
              and Nine Months Ended September 30, 1999 and 1998.               2

            Consolidated Statements of Cash Flows for the
              Nine Months Ended September 30, 1999 and 1998.                   3

            Notes to Consolidated Financial Statements.                      4-8

   Item 2.  Management's Discussion and Analysis of Consolidated
              Financial Condition and Results of Operations.                9-19

   Item 3.  Quantitative and Qualitative Disclosures about Market Risk        19

PART II.  Other Information

   Item 1.  Legal Proceedings                                                 21
   Item 2.  Changes in Securities                                             21
   Item 3.  Defaults on Senior Securities                                     21
   Item 4.  Submission of Matters to a Vote of Security Holders               21
   Item 5.  Other Information                                                 21
   Item 6.  Exhibits, Financial Statements Schedules and
              Reports on Form 8-K                                             21

Signatures                                                                    23

               WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets


                                                                               September 30,         December 31,
                                                                                    1999                 1998
                                                                             -------------------  --------------------
                                                                                (unaudited)
                               Assets
Current assets:
      Cash and cash equivalents                                                   $   2,460,415           $   193,613
      Accounts receivable, less allowance for doubtful accounts of
        $775,841 at September 30, 1999 and $222,028 at
        December 31,1998                                                              9,563,533             5,235,534
      Prepaid expenses and other current assets                                       2,688,672             4,769,285
                                                                             -------------------  --------------------

        Total current assets                                                         14,712,620            10,198,432

Property and equipment, net (Notes 2 and 3)                                         164,536,765            44,685,735
Intangible assets, net (Notes 2 and 4)                                               48,848,823            38,059,374
Other assets                                                                          7,347,062             3,173,158
                                                                             -------------------  --------------------
        Total assets                                                             $  235,445,270         $  96,116,699
                                                                             ===================  ====================


        Liabilities and Stockholders' Equity

Current liabilities:
      Current portion of long-term debt and notes payable (Note 5)                  $   684,370          $  8,259,922
      Accounts payable                                                                7,348,274             3,849,632
      Accrued expenses                                                                9,294,217             2,742,539
      Current portion of landfill closure and post-closure costs                      2,500,000                     -
      Deferred revenue                                                                1,857,666             1,866,128
                                                                             -------------------  --------------------

        Total current liabilities                                                    21,684,527            16,718,221

Long-term debt and notes payable (Note 5)                                           171,958,095            74,861,187
Landfill closure and post-closure costs, and other liabilities                        2,000,005             2,798,597
                                                                             -------------------  --------------------
        Total liabilities                                                           195,642,627            94,378,005
                                                                             -------------------  --------------------

Commitments and Contingencies (Note 7)

Stockholders' equity (Notes 5 and 6):
      Common stock, $.01 par value.  Authorized 75,000,000 shares;
        18,580,621 and 11,718,323 shares issued and outstanding
        at September 30, 1999 and December 31, 1998, respectively                       185,806               117,184
      Preferred Stock $.001 par value Authorized 1,000,000 shares
         Series C Preferred Stock; 1,000 shares  designated,  1,000 and 0 issued and outstanding at September 30, 1999 and December 31,
         1998, respectively.                                                         11,615,000                     -
      Additional paid-in capital                                                     84,774,464            37,810,712
      Accumulated deficit                                                          (56,772,627)          (36,189,202)
                                                                             -------------------  --------------------
        Total stockholders' equity                                                   39,802,643             1,738,694
                                                                             -------------------  --------------------

        Total liabilities and stockholders' equity                               $  235,445,270         $  96,116,699
                                                                             ===================  ====================


             See accompanying notes to consolidated financialstatements.

               WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                                   (Unaudited)

                                                            Three months ended September 30,        Nine months ended September 30,
                                                              1999                 1998               1999                  1998
                                                        ----------------      --------------     --------------      ---------------

Revenues                                                   $ 17,393,175         $ 7,009,378       $ 37,475,265         $ 12,670,181

Cost of operations:
     Operating expenses                                      12,658,605           3,765,569         25,145,478            6,832,201
     Depreciation and amortization                            3,525,043           1,343,619          8,094,069            2,723,745
     Acquisition integration costs (Note 2)                   1,371,062             794,811          2,377,648            1,385,673
     Write-off of project development costs                           -                   -                  -              235,284
                                                        ----------------      --------------     --------------      ---------------
        Total cost of operations                             17,554,710           5,903,999         35,617,195           11,176,903
                                                        ----------------      --------------     --------------      ---------------

        Gross profit (loss)                                   (161,535)           1,105,379          1,858,070            1,493,278

Selling, general and administrative expenses                  2,660,717           1,158,924          6,668,136            2,939,750
                                                        ----------------      --------------      -------------      ---------------

         Loss from operations                               (2,822,252)            (53,545)         (4,810,066)          (1,446,472)
                                                        ----------------      --------------      -------------      ---------------

Other income (expense):
     Royalty and other income (expense), net                  (264,410)            (37,120)           (542,100)             (52,570)
     Interest income                                            37,081             225,916             483,250              436,807
     Interest expense and financing costs                   (4,010,028)         (1,252,343)         (9,906,434)          (2,724,581)
     Non-cash charge for debt conversion (Note 5)                    -                   -          (5,583,717)                    -
                                                        ----------------      --------------      -------------      ---------------

         Total other income (expense)                       (4,237,357)         (1,063,547)        (15,549,001)          (2,340,344)
                                                        ----------------      --------------      -------------      ---------------

         Loss before extraordinary item                     (7,059,609)         (1,117,092)        (20,359,067)          (3,786,816)

Extraordinary item - Loss on extinguishment of debt                  -              (3,597)           (224,358)            (237,627)
                                                        ----------------      --------------      -------------      ---------------

         Net loss                                           (7,059,609)         (1,120,689)        (20,583,425)          (4,024,443)

Preferred stock dividends                                            -             410,837                   -              887,869
                                                        ----------------      --------------      -------------      ---------------

         Net loss available for common shareholders        $(7,059,609)        $(1,531,526)       $(20,583,425)        $ (4,912,312)
                                                        ================      ==============      =============      ===============

Basic net loss per share:
     Loss from continuing operations                         $   (0.40)          $   (0.12)         $    (1.37)           $   (0.64)
     Extraordinary item                                          (0.00)              (0.00)              (0.02)               (0.04)
                                                        ----------------      --------------     --------------      ---------------

Basic net loss per share                                         (0.40)          $   (0.12)         $    (1.39)           $   (0.68)
                                                        ================      ==============      =============      ===============

Weighted average number of shares used in
     Computation of basic net loss per share                 17,586,589           9,439,810         14,818,688            5,930,765
                                                        ================      ==============     ==============      ===============



            See accompanying notes to consolidated financial statements.

               WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                    Nine months ended September 30,
                                                                                       1999                 1998
                                                                                 ------------------   -----------------

Cash flows from operating activities:
    Net loss                                                                        $ (20,583,425)       $ (4,024,443)
    Adjustments to reconcile net loss to net cash provided (used) by operating activities:
       Depreciation and amortization                                                     8,215,971           2,769,147
       Amortization of deferred financing costs                                            492,920             170,675
       Non-cash charge for conversion of debt to equity                                  5,583,717                   -
       Extraordinary loss on extinguishment of debt                                        224,358             237,627
       Write-off of project development costs                                                    -             235,284
       Issuance of common stock for services                                                     -              12,500
       Allowance for doubtful accounts                                                     225,575             219,643
       Landfill closure and post-closure costs                                             493,249           1,081,315
       Changes in assets and liabilities:
          Accounts receivable                                                          (2,282,037)           (893,400)
          Prepaid expenses and other current assets                                      3,327,804         (1,160,050)
          Accounts payable                                                                 513,645           1,085,369
          Accrued expenses                                                               5,205,388             997,775
          Deferred revenue                                                               (583,560)             323,267
                                                                                 ------------------   -----------------
          Net cash provided (used) by operating activities                                 833,605           1,054,709
                                                                                 ------------------   -----------------
Cash flows from investing activities:
    Net assets acquired through acquisitions                                          (84,063,076)        (55,789,458)
    Restricted cash and securities                                                         (9,924)             214,588
    Landfills                                                                          (5,053,902)         (2,612,573)
    Landfill and other development projects                                            (5,270,428)            (85,453)
    Buildings, facilities and improvements                                               (764,141)           (447,248)
    Machinery and equipment                                                            (1,492,958)           (508,477)
    Rolling stock                                                                      (1,827,179)           (980,527)
    Containers                                                                           (989,446)           (329,054)
    Office furniture and equipment                                                       (527,222)           (292,950)
    Intangible assets                                                                  (1,998,376)           (150,000)
    Other assets                                                                       (1,664,980)         (1,200,128)
                                                                                 ------------------   -----------------
          Net cash used by investing activities                                      (103,641,629)        (62,181,280)
                                                                                 ------------------   -----------------
Cash flows from financing activities:
    Deferred financing and registration costs                                          (3,890,729)         (1,971,021)
    Repayments of notes payable and long-term debt                                    (21,075,104)        (15,018,631)
    Borrowings from notes payable and long-term debt                                   117,500,000          78,949,857
    Repurchase of common stock                                                         (3,229,057)                   -
    Proceeds from the exercise of common stock options                                      91,500              40,406
    Proceeds from private placement of common stock                                     15,678,216                   -
    Dividends paid on preferred stock                                                            -           (887,869)
                                                                                 ------------------   -----------------

          Net cash provided by financing activities                                    105,074,826          61,112,742
                                                                                 ------------------   -----------------
Increase in cash and cash equivalents                                                    2,266,802            (13,829)
Cash and cash equivalents, beginning of period                                             193,613           2,964,274
                                                                                 ------------------   -----------------
Cash and cash equivalents, end of period                                              $  2,460,415        $  2,950,445
                                                                                 ==================   =================

             See accompanying notes to consolidated financial statements.

               WASTE SYSTEMS INTERNATIONAL, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                    23



Note  1.  Basis of Presentation

         The accompanying consolidated financial statements of Waste Systems International, Inc. and its subsidiaries ("WSI" or the "Company") include the accounts of the Company after elimination of all significant intercompany accounts and transactions. These consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all
adjustments  (which  include  only  normal  recurring  adjustments)   considered
necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and for all periods presented have been made. The results of operations for the period ended September 30, 1999 are not necessarily indicative of the operating results for the full year. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these consolidated financial statements presented herein be read in conjunction with the Company's consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K, for the year ended December 31, 1998.

         There have been no significant additions to or changes in accounting policies of the Company since December 31, 1998. For a complete description of the Company's accounting policies, see Note 2 to Consolidated Financial Statements in the Company's 1998 Annual Report on Form 10-K.

Note  2.  Acquisitions

         During the nine months ended September 30, 1999, WSI acquired five collection companies and a landfill in Central Pennsylvania, one collection company in Vermont, two collection companies, two transfer stations and a paper recycling plant in Eastern New England, two collection companies and a transfer station in Upstate New York and a collection company and transfer station in the Baltimore, Maryland/Washington D.C region. The aggregate cost of the acquisitions was approximately $113.0 million consisting of approximately $72.7 million in cash, $19.3 million in common stock, $11.6 million in Series C Preferred Stock and $9.4 million in assumed liabilities. See the chart in Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Introduction." The acquisitions have combined annual revenues of approximately $42.0 million. The acquisitions have been accounted for using the purchase method of accounting. The purchase prices were allocated to the assets and liabilities of the acquired companies based on their respective fair values at the dates of acquisition as follows: property and equipment of approximately $99.3 million, intangible assets of $11.0 million and other assets of $2.7 million. The excess of the purchase price over the fair value of the net identifiable assets acquired of approximately $9.8 million has been recorded as goodwill and is being amortized on a straight-line basis over forty years.

         Acquisition integration costs consist of one-time, non-recurring costs, which in the opinion of management have no future value and, therefore, are expensed. Such costs include termination and retention of employees, lease termination costs, costs related to the integration of information systems and costs related to the change of name of the acquired company or business. These charges are estimated and accrued at the time the acquisition is closed. The estimates are reviewed frequently by management and the related operation teams integrating the new acquisitions, and adjusted as required. Acquisition integration costs totaled $1,371,062 and $794,811 for the three months ended September 30, 1999 and 1998, and $2,377,648 and $1,385,673 for the nine months ended September 30, 1999 and 1998, respectively.

         The following unaudited pro forma financial information presents the combined results of operations of the Company and the aggregate of the acquired entities for the nine months ended September 30, 1999 and 1998 as if the acquisitions had occurred as of January 1, 1998 after giving effect to certain adjustments, including amortization of intangibles and additional depreciation of property and equipment. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and the aggregate of the acquired entities constituted a single entity during such period.



                                        September 30, 1999    September 30, 1998
                                           (unaudited)             (unaudited)

        Net revenues                     $   53,231,949           $  52,181,445

        Loss from operations             $  (2,087,516)           $  (2,444,877)

        Net loss                         $ (17,860,875)           $  (5,022,848)

        Basic loss per share             $       (1.21)           $       (0.85)


Note  3.      Property and Equipment

Property and equipment are stated at cost and consist of the following;

                                                September 30,       December 31,
                                                     1999              1998
    Landfills                                    $ 49,568,129      $ 18,631,409
    Landfill and other development projects        16,904,508         8,778,901
    Buildings, facilities and improvements         75,706,194         4,701,245
    Machinery and equipment                         6,990,458         3,038,700
    Rolling stock                                  14,888,175         8,980,626
    Containers                                      9,268,213         4,104,397
    Office furniture and equipment                  1,305,957           713,235
                                                  175,061,613        48,948,513
      Less accumulated depreciation and
           amortization                           (10,094,869)       (4,262,778)
                                                 -------------     -------------
    Property and equipment, net                  $164,536,765      $ 44,685,735


Note  4.      Intangible Assets

Intangible assets consist of the following;

                                                September 30,       December 31,
                                                    1999                1998
    Goodwill                                    $ 40,726,976       $ 30,441,948
    Non-compete agreements                         5,792,435          4,333,685
    Customer lists                                 4,817,599          3,841,599
    Other                                            722,161            713,235
                                                  52,059,171         39,330,467
       Less accumulated amortization              (3,210,348)        (1,271,093)
                                                -------------      -------------
       Total intangible assets                  $ 48,848,823       $ 38,059,374


Note 5.  Long-term debt and notes payable

         Convertible Subordinated Notes and Conversion into Equity. On May 13, 1998, the Company closed an offering of $60.0 million in 7% Convertible Subordinated Notes (the "Notes" or "7% Subordinated Notes"), which resulted in net proceeds to the Company of approximately $58.3 million. The Notes mature in May 2005, and bear interest at 7.0% per annum, payable semi-annually in arrears on each June 30 and December 31. The Notes and any accrued but unpaid interest are convertible into Common Stock at a conversion price of $10.00 per share. The shares are convertible at the option of the holder at any time and can be mandatorily converted by the Company after May 13, 2000 if the Company's Common Stock closing price equals or exceeds the conversion price of $10.00 per share for a period of 20 consecutive trading days. The Company used the majority of the proceeds from the Notes to repay existing debt of approximately $11.7 million and complete several acquisitions.

         On March 31, 1999, the Company exchanged 2,244,109 shares of the Company's Common Stock for $10,449,000 of the Notes. The exchange price per share of $4.656 was equal to the closing price of the Common Stock as reported by NASDAQ on that date. Interest on the Notes totaling approximately $183,000 was paid in cash.

         In connection with the conversion of debt into equity, the Company issued 1,199,252 shares of Common Stock in excess of the shares that would have been issued if the debt had been converted in accordance with its original terms. The Company recorded a non-cash charge of $5,583,717 attributable to the issuance of these additional shares of Common Stock, which has been offset in consolidated stockholders' equity by the additional deemed proceeds from the issuance of the shares.

         Senior Notes Offering and Debt Repayment. On March 2, 1999, the Company completed a private placement of $100.0 million of 11.5% Senior Notes (the "Senior Notes") and warrants to purchase an aggregate of 1,500,000 shares of the Company's common stock at an exercise price of $6.25 per share (the "Warrants"). The Senior Notes mature on January 15, 2006 and bear interest at 11.5% per annum, payable semi-annually in arrears on each January 15 and July 15, subject to prepayment in certain circumstances. The interest rate on the Senior Notes is subject to adjustment upon the occurrence of certain events as provided in the Indenture for the Senior Notes offering. The Senior Notes may be redeemed at the option of the Company after March 2, 2003 at redemption prices set forth in the Senior Notes Indenture, together with accrued and unpaid interest. The Warrants are exercisable from September 2, 1999, through March 2, 2004. The number of shares for which, and the price per share at which, a Warrant is exercisable, are subject to adjustment upon the occurrence of certain events as provided in the Warrant Agreement. The net proceeds to the Company, after deducting the discount to the initial purchaser and related issuance costs, was approximately $97.3 million. The Company used a portion of the proceeds from the Senior Notes to repay existing debt of approximately $20.6 and to complete several acquisitions.

         Credit Facility. On August 3, 1999, the Company entered into a $25 million secured revolving credit facility with The BankNorth Group, N.A. to fund acquisitions and for general working capital purposes. The revolving credit agreement has a term of three years, provides for an interest rate based on LIBOR or Prime, and includes other terms and conditions customary for secured revolving credit facilities. At September 30, 1999 the Company had borrowed $17,500,000 against the credit facility.

Note 6.  Common Stock

         Stock Repurchase. With a portion of the proceeds of the Senior Notes discussed above, the Company repurchased approximately 575,000 shares of its common stock from the period March 3, 1999 through May 13, 1999 for an aggregate cost of approximately $3.2 million. These shares were retired upon purchase.

         Private Placement. In August 1999, the Company issued 2,239,745 shares of its common stock at $7 per share in a private placement for proceeds totaling $15,678,216 which were used for acquisitions.

         Series C Preferred Stock. As a part of an acquisition completed in July 1999, the Company authorized and issued 1,000 shares of Series C Preferred Stock at $11,615 per share or $11,615,000 total. In accordance with the terms of the issuance, on October 21, 1999, a special shareholders meeting was held and each share of the Series C Preferred Stock was converted into 1,763 shares of common stock or 1,763,000 total.

Note 7.  Commitments and Contingencies

         In the normal course of its business, and as a result of the extensive governmental regulation of the solid waste industry, the Company periodically may become subject to various judicial and administrative proceedings involving federal, state, or local agencies. In these proceedings, the agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time, the Company also may be subjected to actions brought by citizens' groups in connection with the permitting of its landfills or transfer stations, or alleging violations of the permits pursuant to which the Company operates. Certain federal and state environmental laws impose strict liability on the Company for such matters as contamination of water supplies or the improper disposal of waste. The Company's operation of landfills subjects it to certain operational, monitoring, site maintenance, closure and post-closure obligations which could give rise to increased costs for monitoring and corrective measures.

         The Company has environmental impairment liability insurance policies at each of its operating landfills which covers claims for sudden or gradual onset of environmental damage. If the Company were to incur liability for environmental damage in excess of its insurance limits, its financial condition, results of operations and liquidity could be adversely affected. The Company carries a comprehensive general liability insurance policy which management considers adequate at this time to protect its assets and operations from other risks.

         None of the Company's landfills is currently connected with the Superfund National Priorities List or potentially responsible party issues.

         The Company is party to pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company's management, after consultation with outside legal counsel, is of the opinion that the expected final outcome should not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note  8.   Segment Information

         The Company manages its business segments primarily on a regional basis. The Company's reportable segments are comprised of Central Pennsylvania, Vermont, Eastern New England, Baltimore Maryland/Washington DC and Upstate New York. The accounting policies of the various segments are the same as those described in the "Summary of Significant Accounting Policies" in Note 2 in the Company's 1998 Annual Report of Form 10-K. The Company evaluates the performance of its segments based on revenues, operating income (loss), EBITDA and Adjusted EBITDA, as further described in Note 18 in the Company's 1998 Annual Report of Form 10-K.

Summary information by segment as of and for the nine months ended September 30, 1999 and 1998 is as follows:

                                                                1999                     1998
     Central Pennsylvania
         Revenue                                          $  12,457,983            $  4,048,317
         Income (loss) from continuing operations             (283,955)                  54,461
         EBITDA                                               3,884,658               1,007,528
         Adjusted EBITDA                                      4,623,917               1,429,927
         Segment assets                                      82,618,495              44,102,354

     Vermont
         Revenues                                          $  7,310,568            $  7,450,404
         Income (loss) from continuing operations             1,569,144               1,152,101
         EBITDA                                               3,471,992               2,816,599
         Adjusted EBITDA                                      3,477,124               3,222,693
         Segment assets                                      28,382,021              25,912,608

     Eastern New England
         Revenue                                           $  9,305,242            $    741,083
         Income (loss) from continuing operations           (1,178,483)               (157,077)
         EBITDA                                               (315,357)                (93,775)
         Adjusted EBITDA                                        375,961                 191,189
         Segment assets                                      59,650,306              11,110,676

     Baltimore, MD/Washington D.C.
         Revenue                                           $  1,679,228            $          -
         Income (loss) from continuing operations             (437,222)                       -
         EBITDA                                               (158,653)                       -
         Adjusted EBITDA                                        229,428                       -
         Segment assets                                      39,144,201                  19,685

     Upstate New York
         Revenue                                           $  6,722,244             $   430,377
         Income (loss) from continuing operations           (1,061,532)               (464,421)
         EBITDA                                               (139,284)               (419,543)
         Adjusted EBITDA                                        414,574                  87,957
         Segment assets                                      19,501,890               6,383,982

     Corporate
         Revenue                                          $          -             $         -
         Income (loss) from continuing operations           (3,418,018)             (2,031,536)
         EBITDA                                             (3,337,451)             (1,988,134)
         Adjusted EBITDA                                    (3,337,451)             (1,988,134)
         Segment assets                                       6,148,357               3,152,315


Note  9.  Supplemental disclosures of cash flow information:

     During the nine months ended September 30, 1999 and 1998, cash paid for interest was $7,030,574 and $1,539,738, respectively.

     On March 31, 1999, the Company issued 2,244,109 shares of the Company's Common Stock in exchange for $10,449,000 of its 7% Subordinated Notes. The Company incurred a non-cash charge of $5,583,717 in connection with this conversion of debt into equity. See Note 5.

     In connection with the Company's acquisitions completed from January 1, 1999 through September 30, 1999, the Company acquired property and equipment of approximately $99.3 million, intangible assets of $11.0 million and other assets of $2.7 million. The aggregate cost of the acquisitions was approximately $113.0 million consisting of approximately $72.7 million in cash, $19.3 million in common stock, $11.6 million in newly issued Series C Preferred Stock and $9.4 million in assumed liabilities.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         This quarterly report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, with respect to, among other things, the Company's future revenues, operating income, or earnings per share. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or words of similar expression. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed herein. See "Certain Factors Affecting Future Operating Results".

Introduction

         Waste  Systems  International  Inc.  ("WSI"  or  "the  Company")  is an
integrated non-hazardous solid waste management company that provides solid waste collection, recycling, transfer and disposal services to commercial, industrial, residential and municipal customers within certain regional markets in the Northeast and Mid-Atlantic States where it operates. The Company is achieving significant growth by implementing an active acquisition strategy. At September 30, 1999, the Company owned one landfill in Vermont and three landfills in Central Pennsylvania. In addition, the Company has contracted with the Town of South Hadley, Massachusetts to operate that Town's landfill. See the table below detailing the "Estimated Total Remaining Permitted Capacity" and the "Capacity in Permitting Process" for each landfill. The Company also owns seven operating transfer stations and has acquired two additional transfer stations that are permitted and are under construction. At September 30, 1999, the Company's collection operations serve a total of approximately 73,000 commercial, industrial, residential and municipal customers in Central Pennsylvania, Vermont, Upstate New York, Eastern New England and Baltimore Maryland/Washington DC.

        The following table provides certain information regarding the landfills that the Company owns or operates. All information is provided as of September 30, 1999.

Remaining Estimated Permitted Capacity

                                                                     Estimated               Capacity in
                                                                  Total Remaining            Permitting
                                                                Permitted Capacity             Process
Landfill                              Location                    (Cubic Yards)           (Cubic Yards)(1)

Mostoller                             Somerset, PA                    14,200,000                        -
Sandy Run                             Hopewell, PA                     2,785,000                        -
Moretown                              Moretown, VT                     1,319,000                        -
Community Refuse Service, Inc.        Cumberland, PA                   5,289,000
South Hadley(2)                       South Hadley, MA                         -                2,000,000

-------------

 (1) Represents capacity for which the Company has begun the permitting process.

 (2) The South Hadley Landfill will be operated pursuant to an operating agreement expiring in 2015.

         The Company focuses on the operation of an integrated non-hazardous solid waste management business, including the ownership and operation of landfills, solid waste collection services and transfer stations. The Company's objective is to expand the current geographic scope of its operations primarily within the Northeast and Mid-Atlantic regions of the United States, and to become one of the leading providers of non-hazardous solid waste management services in each local market that it serves. The key elements of the Company's strategy for achieving its objective are: (i) to acquire and integrate solid waste disposal capacity, transfer stations and collection operations in its targeted new markets, (ii) to generate internal growth through increased sales penetration and the marketing of additional services to existing customers and
(iii) to enhance profitability by increasing operating efficiency.


        Expansion Through Acquisitions. During the nine months ended September 30, 1999, WSI acquired five collection companies and a landfill in Central Pennsylvania, one collection company in Vermont, two collection companies, two transfer stations and a paper recycling plant in Eastern New England, two collection companies and a transfer station in Upstate New York and a collection company and transfer station in the Baltimore, Maryland/Washington D.C region. During 1998, the Company completed 34 acquisitions within its five current operating regions. The Company intends to continue to expand by acquiring solid waste disposal capacity and collection companies in new and existing markets. In considering new markets, the Company evaluates opportunities to acquire or otherwise control sufficient landfills, transfer stations and collection operations which would enable it to generate an integrated waste stream and achieve the disposal economies of scale necessary to meet its market share and financial objectives. The Company has established criteria, which enable it to evaluate the prospective acquisition opportunity and the target market.
Historically, the Company has entered new markets which are adjacent to its existing markets; however, the Company is considering new markets in non-contiguous geographic areas which meet its criteria.

         The following table sets forth the acquisitions completed by the Company through November 12, 1999:

Acquisition                          Month Acquired          Principal Business              Location

Central Pennsylvania Region

B&J Garbage Service                  July 1999               Collection                      Berlin,PA

Pro-Disposal                         April 1999              Collection                      Bellwood, PA

Cumberland Waste Service, Inc        March 1999              Collection                      Cumberland, PA

Community Refuse Service, Inc        March 1999              Landfill                        Shippensburg, PA

Koontz Disposal                      January 1999            Collection                      Boswell, PA

Jim's Hauling, Inc.                  January 1999            Collection                      Duncansville, PA

Mostoller Landfill, Inc.             August 1998             Landfill                        Somerset, PA

Worthy's Refuse Service              August 1998             Collection                      McVey Town, PA

Sandy Run Landfill                   July 1998               Landfill                        Hopewell, PA

Patterson's Hauling                  May 1998                Collection                      Altoona, PA

Pleasant Valley Hauling              May 1998                Collection                      Altoona, PA

McCardle Refuse Company              May 1998                Collection                      Burham, PA

Horvath Sanitation, Inc.             May 1998                Collection                      Altoona, PA


Vermont Region

B. B. & B. Trucking                  April 1999              Collection                      Burlington, VT

Grady Majors Rubbish Removal         September 1998          Collection                      St. Albans, VT

Cota Sanitation                      June 1998               Collection                      Newport, VT

Vincent Moss                         June 1998               Collection                      Newport, VT

Austin Rubbish Removal               June 1998               Collection                      Newport, VT

Surprenant Rubbish, Inc.             June 1998               Collection                      Newport, VT

Fortin's Trucking of Williston       May 1998                Collection                      Williston, VT

John Leo & Sons, Ltd.                March 1998              Collection                      Burlington, VT

Rapid Rubbish Removal, Inc.          February 1998           Collection/Transfer Station     St. Johnsbury, VT

Greenia Trucking                     February 1998           Collection                      St. Albans, VT

Doyle Disposal                       January 1998            Collection                      Barre, VT

Perkins Disposal                     January 1998            Collection                      St. Johnsbury, VT

CSWD Transfer Station                October 1997            Transfer Station                Williston, VT

The Hartigan Company                 January 1997            Collection                      Stowe, VT

Waitsfield Transfer Station          November 1995           Transfer Station                Waitsfield, VT

Moretown Landfill                    July 1995               Landfill                        Moretown, VT


Eastern New England Region

C&J Trucking, Inc. and               July 1999               Collection/Transfer Station     Lynn, MA/
         affiliates                                                                           Londonderry, NH

Troiano Trucking, Inc.               March 1999              Collection                      Worcester, MA

Steve Provost Rubbish Removal        December 1998           Collection                      Rochdale, MA

Sunrise Trucking                     December 1998           Collection                      Spencer, MA

Trashworks                           November 1998           Collection                      Worcester, MA

Mattei-Flynn Trucking, Inc.          August 1998             Collection                      Auburn, MA

Mass Wood Recycling, Inc.            July 1998               Transfer Station                Oxford, MA


Baltimore, Maryland/Washington, D.C. Region

Eastern Trans-Waste of
        Maryland, Inc.               July 1999               Collection/Transfer Station     Capitol Heights, MD/
                                                                                             Washington, DC


Upstate New York Region

Palmer Resource Recovery Corp.       May 1999                Transfer Station                Syracuse, NY

Tri-Valley Sanitation, Inc.          April 1999              Collection                      Whitesboro, NY

Santaro Trucking Co., Inc.           January 1999            Collection                      Syracuse, NY

Richard A. Bristol, Sr.              November 1998           Collection                      Rome, NY

Bristol Trash and Recycling II       November 1998           Collection                      Rome, NY

Shepard Disposal Service             October 1998            Collection                      Oneida, NY

Emmons Trash Removal                 October 1998            Collection                      Sherill, NY

Wayne Wehrle                         September 1998          Collection                      Clinton, NY

Phillip Trucking                     September 1998          Collection                      Wampsville, NY

Mary Lou Mauzy                       September 1998          Collection                      Cazenovia, NY

Costello's Trash Removal             September 1998          Collection                      Cazenovia, NY

Bliss Rubbish Removal, Inc.          September 1998          Collection/Transfer Station     Camden, NY

Besig & Sons                         September 1998          Collection                      Westmoreland, NY

Larry Baker Disposal, Inc.           September 1998          Collection                      Oneida, NY


Internalization of Waste

        Throughout 1998 and during the nine months ended September 30, 1999, the Company increased the amount of waste collected by the Company that was subsequently disposed at Company landfills, and increased the amount of the waste delivered for disposal at the Company's landfills that was collected by the Company. During the nine months ended September 30, 1999, nearly 100% of the waste from the Company's Vermont operations was delivered for disposal at the Moretown Landfill and approximately 41% of the waste delivered for disposal at the Moretown Landfill during this period was collected by the Company. In addition, approximately 65% of the waste from the Company's Central Pennsylvania
- Altoona division operations was delivered for disposal at the Sandy Run Landfill and approximately 70% of the waste delivered for disposal at the Sandy Run Landfill during this period was collected by the Company. Since the acquisition of Community Refuse, Inc., on March 1, 1999, approximately 93% of the waste from the Company's Central Pennsylvania - Harrisburg division operations was delivered for disposal at the Community Refuse, Inc. landfill and approximately 19% of the waste delivered for disposal at the Community Refuse, Inc. landfill during this period was collected by the Company. During the third quarter, the Company acquired Eastern Trans-Waste of Maryland, Inc. and C&J Trucking Company, Inc. and Affiliates. For the quarter ended September 30, 1999, Eastern Trans-Wastes disposed of approximately 26% of its waste at the Community Refuse, Inc. landfill. C&J Trucking Company, Inc. disposed of approximately 3% of its waste at the Community Refuse, Inc. landfill. It is management's intentions to fully internalize these operations with WSI owned landfills over the next several quarters, including the Mostoller landfill which is expected to open up in December 1999.

Recent Business Developments

         Acquisitions.

         In July 1999, the Company acquired Eastern Trans-Waste of Maryland, Inc., a well-established commercial and industrial collection operation servicing the Baltimore, Maryland and Washington, D.C. region. Its operations include a 53,000 square foot transfer station located in Washington, D.C., which is permitted to operate twenty-four hours per day with no capacity restrictions. As part of its customer base, Eastern Trans-Waste serves the White House and numerous federal agencies. Also in July 1999, the Company completed the acquisition of the assets of C&J Trucking, Inc. and affiliates, with collection operations throughout Eastern Massachusetts and Southern New Hampshire. The acquired assets also include two transfer stations located in Lynn, Massachusetts and Londonderry, New Hampshire, which are initially expected to handle in excess of 1,000 tons of waste per day. The total purchase price for these acquisitions was approximately $70 million, in cash, stock and assumed liabilities.

         The   acquisitions   are  expected  to  add   annualized   revenues  of
approximately $28 million and were recorded using the purchase method of accounting. As a result, we believe that we are poised to continue our growth in these areas and to enhance our profitability through the implementation of operating efficiencies and internalization of waste.

New Revolving Credit Facility

         On August 3, 1999, the Company entered into a $25 million secured revolving credit facility with The BankNorth Group, N.A. to fund acquisitions and for general working capital purposes. The revolving credit agreement has a term of three years, provides for an interest rate based on LIBOR or Prime, and includes other terms and conditions customary for secured revolving credit facilities. As of September 30, 1999 the company had borrowed $17,500,000 under the facility.

Private Placement of common stock

In August 1999, the Company issued 2,239,745 shares of its common stock at $7 per share in a private placement for proceeds totaling $15,678,216. The proceeds were used for acquisitions.


Results of Operations

         During the nine months ended September 30, 1999, the Company acquired one landfill, eleven solid waste collection companies and four transfer stations. Because of the relative significance of the acquired business' operations to the Company's financial performance, as well as the acquisitions consummated in 1998, the Company does not believe that its historical financial statements are necessarily indicative of future performance and as a result will affect the comparability of the financial information included herein.

Revenues:

         Revenues represent fees charged to customers for solid waste collection, transfer, recycling and disposal services provided. Revenues for the periods presented in the consolidated statements of operations were derived from the following sources:

                                           Three months ended                   Nine months ended
                                               September 30,                       September 30,
                                            1999            1998                 1999         1998
         Collection                         70.6%           47.6%                74.6%        39.1%
         Landfill                           13.6            35.5                 15.0         39.4
         Transfer                           15.8            16.9                 10.4         21.5
                                           ------          ------               ------       ------
         Total Revenue                     100.0%          100.0%               100.0%       100.0%

         The increase in collection revenues as a percentage of revenues in the three and nine months ended September 30, 1999 compared to the same period in 1998 is due primarily to the acquisition of the collection companies acquired during 1998 and the first nine months of 1999. During 1998 and the nine months ended September 30, 1999, the Company acquired 31 and 11 collection companies, respectively. The increase in the Company's transfer station revenues as a percentage of revenues in the three ended September 30, 1999 compared to the nine months ended September 30, 1999 is due primarily to the acquisitions of the Eastern Trans-Waste of Maryland, Inc. and C&J Trucking, Inc. and affiliates transfer stations.

         Revenues  increased  $10,383,797 or 148% and  $24,805,084,  or 196%, to
$17,393,175 and $37,475,265 for the three and nine months ended September 30, 1999, respectively. Total revenues for the comparable periods in 1998 were $7,009,378 and $12,670,181. The increase was primarily due to the impact of operations acquired during 1998 and the nine months ended September 30, 1999. See Note 2 to the Consolidated Financial Statements.


Operating Expenses:

         The following table sets forth, for the periods indicated, certain data derived from the Company's Consolidated Statement of Operations, expressed as a percentage of revenues:

                                            Three months ended              Nine months ended
                                               September 30,                   September 30,
                                              1999        1998               1999         1998

 Revenues                                    100.0%      100.0%             100.0%        100.0%

 Operating expense                            72.8        53.7               67.1          53.9
 Depreciation and amortization                20.3        19.2               21.6          21.5
 Acquisition integration costs                 7.9        11.3                6.3          10.9
 Write-off of project development costs          -           -                  -           1.9

Total cost of operations                     101.0        84.2               95.0          88.2

 Gross profit                                 (1.0)       15.8                5.0          11.8

 Selling, general and
   administrative expenses                    15.3        16.5               17.8          23.2

 Loss from operations                        (16.3)       (0.7)             (12.8)        (11.4)

 Royalty and other income (expense), net      (1.5)       (0.5)              (1.4)         (0.4)
 Interest income                               0.2         3.2                1.3           3.4
 Interest expense and financing costs        (23.1)      (17.9)             (26.4)        (21.5)
 Non-cash charge for debt conversion             -           -              (14.9)            -
 Extraordinary item                              -        (0.1)              (0.6)         (1.9)

 Net loss                                    (40.7)%     (16.0)%            (54.8)%       (31.8)%


         Operating expenses increased $8,893,036 or 236% and $18,313,277, or 268%, to $12,658,605 and $25,145,478 for the three and nine months ended September 30, 1999, respectively. Cost of operations for the comparable periods in 1998 were $3,765,569 and $6,832,201. As a percentage of revenues, operating expenses increased to 72.8% and 67.1% for the three and nine months ended September 30, 1999, respectively from 53.7% and 53.9% for the same periods in 1998. Operating expenses increased for both comparable periods in 1999 primarily due to the acquisitions indicated above. The increase in operating expenses as a percentage of revenues was primarily due to the change in revenue mix, with increased revenue coming from collection operations, which typically experience much higher operating expenses than landfill operations. The Company internalizes a significant portion of its waste collected in Vermont and Central Pennsylvania, which significantly reduces costs of operations as a percentage of revenue. The Company's Upstate New York, Eastern New England and Baltimore, Maryland/Washington DC operations consist of only collection and transfer station operations at this time. It is management's intention to fully internalize the waste from these operations with WSI owned landfills, including the Mostoller landfill expected to open in December 1999, over the next several quarters, which will significantly reduce the operating expenses as a percentage of revenue.

         Depreciation and amortization expense includes depreciation of property and equipment over their useful lives using the straight-line method, amortization of goodwill and other intangible assets over their useful lives using the straight-line method, and amortization of landfill development costs using the units-of-production method. Depreciation and amortization expense increased $2,181,424 or 162% and $5,370,324 or 197% for the three and nine month periods ended September 30, 1999, to $3,525,043 and $8,094,069 respectively. Depreciation and amortization expense for the comparable periods in 1998 were $1,343,619 and $2,723,745. The increase is the result of increased depreciation and amortization costs of the additional assets acquired through acquisitions. Additionally, amortization of landfill development costs increased as a result of the increase in the amount of waste accepted at the Company's Vermont landfill and the additions of the Sandy Run and Community Refuse, Inc. landfills in Central Pennsylvania. As a percentage of revenues, depreciation and amortization expense increased to 20.3% and 21.6% for the three and nine months ended September 30, 1999 compared with 19.2% and 21.5% for the comparable periods in 1998.

         Acquisition integration costs consist of one-time, non-recurring costs, which in the opinion of management have no future value and, therefore, are expensed. Such costs include termination and retention of employees, lease termination costs, costs related to the integration of information systems and costs related to the change of name of the acquired company or business. These charges are estimated and accrued at the time the acquisition is closed. The estimates are reviewed frequently by Company management and the related operation teams integrating the new acquisitions and adjusted as required. Acquisition integration costs totaled $1,371,062 and $794,811 for the three months ended September 30, 1999 and 1998, respectively and $2,377,648 and $1,385,673 for the nine months ended September 30, 1999 and 1998, respectively.

         Selling, general and administrative expenses consist of corporate development activities, marketing and public relations costs, administrative compensation and benefits, legal and accounting and other professional fees as well as other administrative costs and overhead. Selling, general and administrative expenses increased $1,501,793 or 130% and $3,728,386, or 127% to $2,660,717 and $6,668,136 for the three and nine month periods ended September 30, 1999, respectively. Selling, general and administrative expenses for the comparable periods in 1998 were $1,158,924 and $2,939,750. As a percentage of revenues, selling, general and administrative expenses decreased to 15.3% and 17.8% for the three and nine months ended September 30, 1999, respectively from 16.5% and 23.2% for the same periods in 1998. The dollar increase was due to efforts by the Company to build an infrastructure to sustain its significant growth through acquisition and to support corporate initiatives designed to implement its strategy. The Company expects spending growth to continue moderately through 1999 as the Company continues to implement its growth through acquisition strategy. The decrease as a percentage of revenue was primarily due to the expanded revenue base and related efficiencies, as the Company is able to purchase "tuck-in" acquisitions that increase revenues and improve margins without adding significant administrative costs. The Company anticipates that in future periods its selling, general and administrative expenses should continue to decrease as a percentage of revenue as it leverages its current corporate overhead to revenue growth primarily through acquisitions.

         Interest income decreased ($188,835) or 83.6% to $37,081 for the three months ended September 30, 1999 from $225,916 during the same period in 1998. Interest income increased $46,443, or 10.6% to $483,250 for the nine months ended September 30, 1999 from $436,807 during the same period in 1998. The increase for the nine months ended September 30, 1999 was the result of higher average cash and investment balances during the first half of the year. The remaining proceeds from the $100 million Senior Notes were used to complete the acquisitions in the third quarter which lead to the reduction of interest income for the three months ended September 30, 1999.

         Interest expense and financing costs, net of capitalized interest costs increased $2,757,685 or 220% and $7,181,853, or 264% to $4,010,028 and
$9,906,434 for the three and nine month periods ended September 30, 1999, respectively. Interest expense and financing costs, net of capitalized interest costs for the comparable periods in 1998 were $1,252,343 and $2,724,581. The increase resulted primarily from increased indebtedness incurred in connection with the 11.5% Senior Notes. In addition 1999 results reflect the full impact of the 7% Convertible Subordinated Notes which closed during the second quarter of 1998 and the increased borrowing from The BankNorth Group. See Note 5 to the Consolidated Financial Statements. Interest is capitalized on landfill development costs related to permitting, site preparation, and facility construction during the period that these assets are undergoing activities necessary for their intended use. For the three and nine months ended September 30, 1999, the Company capitalized $369,237 and $1,061,437 of interest costs, respectively. No interest was capitalized for the three and nine months ended September 30, 1998.

         Royalty and other income (expense) was ($264,410) and ($542,100) for the three and nine month periods ended September 30, 1999, respectively. Royalty and other income (expense) for the comparable periods in 1998 were ($37,120) and ($52,570), respectively. Royalty and other income (expense) primarily relates to the Company's medical waste treatment proprietary technologies. The increase in 1999 was due to travel and professional fees related to an ongoing patent infringement lawsuit discussed in Note 15 to the Consolidated Financial Statements in the Company's Annual Report filed on Form 10-K, for the year ended December 31, 1998.

         The net loss for the nine months ended September 30, 1999 includes a non-cash charge of $5,583,717 in connection with the conversion of debt into equity. See Note 5 to the Consolidated Financial Statements.


EBITDA:

         EBITDA is defined as operating income from continuing operations plus depreciation and amortization, which includes depreciation and amortization included in selling, general and administrative expenses. EBITDA does not represent, and should not be considered as an alternative, to net income or cash flow from operating activities, each as determined in accordance with generally accepted accounting principles ("GAAP"). Moreover, EBITDA does not necessarily indicate whether cash flow will be sufficient for such items as working capital, capital expenditures, or to react to changes in the Company's industry or to the economy in general. The Company believes that EBITDA is a measure commonly used by lenders and certain investors to evaluate a company's performance in the solid waste industry. The Company also believes that EBITDA data may help to understand the Company's performance because such data may reflect the Company's ability to generate cash flows, which is an indicator of its ability to satisfy its debt service, capital expenditures and working capital requirements. However, functional or legal requirements may require the conservation of funds for uses other than those previously described. Because EBITDA is not calculated by all companies and analysts in the same fashion, investors should consider, among other factors: the non-GAAP nature of EBITDA; actual cash flows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of the Company's EBITDA data to similarly-titled measures reported by other companies. Adjusted EBITDA consists of EBITDA, as defined above, excluding non-recurring charges.

         The following table sets forth, for the periods indicated, certain data derived from the Company's Consolidated Statement of Operations, to determine EBITDA and Adjusted EBITDA:

                                              Three months ended                  Nine months ended
                                                 September 30,                      September 30,
                                              1999           1998               1999             1998

 Loss from operations                    ($ 2,822,252)    ($ 53,545)       ($ 4,810,066)    ($ 1,446,472)

 Depreciation and amortization              3,574,351     1,362,864           8,215,971        2,769,147

 EBITDA                                       752,099     1,309,319           3,405,905        1,322,675

 Write-off of projected development costs           -             -                   -          235,284
 Acquisition integration costs              1,371,062       794,811           2,377,648        1,385,673

 Adjusted EBITDA                          $ 2,123,161   $ 2,104,130         $ 5,783,553      $ 2,943,632

 EBITDA as a % of revenue                        4.3%          18.7%               9.1%             10.4%

 Adjusted EBITDA as a % of revenue              12.2%          30.0%              15.4%             23.2%



Financial Position

         WSI had approximately $2.5 million in cash as of September 30, 1999. This represents an increase of approximately $2.3 million from December 31, 1998. The Company had negative working capital of approximately $7.0 million as of September 30, 1999, a decrease of approximately $0.5 million from December 31, 1998. This increase in cash was primarily due to the remaining proceeds from the Senior Notes, private placement and BankNorth Group credit facility which were offset by the cash paid for acquisitions and debt repayments.

         During the nine months ended September 30, 1999, WSI acquired five collection companies and a landfill in Central Pennsylvania, one collection company in Vermont, two collection companies, two transfer stations and a paper recycling plant in Eastern New England, two collection companies and a transfer station in Upstate New York and a collection company and transfer station in the Baltimore, Maryland/Washington D.C region. The aggregate cost of the acquisitions was approximately $113.0 million consisting of approximately $72.7 million in cash, $19.3 million in common stock, $11.6 million in Series C Preferred Stock and $9.4 million in assumed liabilities. The acquisitions have combined annual revenues of approximately $42.0 million.

         At September 30, 1999, the Company had approximately $9.6 million in trade accounts receivables. The Company has estimated an allowance for doubtful accounts of approximately $0.8 million, which is considered sufficient to cover future bad debts.

         During the nine months ended September 30, 1999, the Company devoted substantial resources to various corporate development activities. Additions to property and equipment during the nine months ended September 30, 1999 were approximately $126.1 million, which included assets purchased through acquisition of approximately $110.2 million.

Liquidity and Capital Resources

         The Company's business is capital intensive. The Company's capital requirements, which are substantial, include acquisitions, property and equipment purchases and capital expenditures for landfill cell construction, landfill development and landfill closure activities. Principally due to these factors, the Company will usually have working capital deficits. The Company plans to meet its capital needs through various financing sources, including internally generated funds and the issuance of equity securities and debt. On May 13, 1998, the Company closed an offering of $60.0 million 7% Convertible
Subordinated Notes which resulted in net proceeds to the Company of approximately $58.3 million. On March 2, 1999, the Company completed a private offering of 11 1/2% Senior Notes in the aggregate principal amount of $100 million due January 15, 2006 which resulted in net proceeds to the Company of approximately $97.3 million. On March 31, 1999, the Company completed an exchange offering whereby approximately $10,449,000 of the 7% Convertible Subordinated Notes were exchanged into 2,244,109 shares of its common stock. In August 1999, the Company closed a private placement of its common stock of approximately $15.7 million at $7 per share. See Footnotes 5 and 6 to the Consolidated Financial Statements for further discussion of these items. The Company intends to continue its strategy to aggressively pursue and develop an integrated solid waste management company, primarily through acquisitions. There can be no assurance that additional debt or equity financing will be available, or available on terms acceptable to the Company. Any failure of the Company to obtain required financing would have a material adverse effect on the Company's financial condition and results of operations.

        The Company maintains an acquisitions department that is responsible for the identification, due diligence, negotiation and closure of acquisitions. The Company believes that a combination of internally generated funds, additional debt and equity financing and the remaining proceeds from the Notes will provide adequate funds to support the Company's cost structure, acquisition strategy and working capital requirements for the near future.

        In connection with its growth strategy, the Company currently is and at any given time will be involved in potential acquisitions that are in various stages of exploration and negotiation (ranging from initial discussions to the execution of letters of intent and the preparation of definitive agreements), some of which may, if consummated, be material. No assurance can be given, however, that the Company will be successful in completing further acquisitions in accordance with its growth strategy, or that such acquisitions, if completed, will be successful.

        For the nine months ended September 30, 1999 the Company generated $1,059,180 from operating activities. For the same period in 1998, the Company generated $1,054,709. The increased cash flow from operations in 1999 was due primarily to significantly increased revenues offset by increased cost of operations, acquisition integration costs and selling general and administrative expenses. The remainder of the cash flow increase was due to changes in the operating assets and liabilities including increased accounts payable and accrued expenses offset by increased accounts receivable and deferred revenue.

        EBITDA decreased by $557,220 during the three months ended September 30, 1999 to $752,099. EBITDA increased $2,083,230 during the nine months ended September 30, 1999 to $3,405,905. EBITDA during the comparable periods in 1998 was $1,309,319 and $1,322,675. As a percentage of revenue, EBITDA decreased to 4.3% and 9.1% during the three and nine months ended September 30, 1999 from 18.7% and 10.4% during the same periods in 1998. Adjusted EBITDA increased by $19,031 and $2,839,921 during the three and nine months ended September 30, 1999 to $2,123,161 and $5,783,553. Adjusted EBITDA during the comparable periods in 1998 was $2,104,130 and $2,943,632. As a percentage of revenue, adjusted EBITDA decreased to 12.2% from 30.0% for the three months ended September 30, 1999 compared to the same period in 1998. For the nine months ended September 30, 1999, Adjusted EBITDA decreased to 15.4% compared with 23.2% during the same period in 1998. The primary reason for the reduced EBITDA and adjusted EBITDA as a percentage of revenue is due to the acquisitions completed in the third quarter of 1999. During the third quarter of 1999, the Company acquired new operations in the Eastern New England and Baltimore, Maryland/Washington DC regions. These acquisitions consist of only collection and transfer station operations at this time which typically experience much lower margins than landfill operations. It is management's intentions to fully internalize the waste from these operations with WSI owned landfills, including the Mostoller landfill expected to open in December 1999, over the next several quarters, which will significantly reduce the cash expense for waste disposal. The Company would expect that as these operations are internalized, EBITDA and adjusted EBITDA would both increase in dollars and as a percentage of revenue.

        Net cash used by investing activities during the first nine months of 1999 was $103,641,629 compared to $62,181,280 in the same period in 1998. Of the net cash used by investing activities in 1999, approximately $84.0 million was used for the acquisition of landfill, collection and transfer operations. See Footnote 2. Additional capital expenditures of approximately $16.0 million were made to increase operating efficiencies at the Company's existing operations. Other investing activity included the acquisition of various long-term permits necessary to operate the landfills and for long-term prepaid disposal costs.

        The Company's capital expenditures and capital needs for acquisitions have increased significantly, reflecting the Company's rapid growth by acquisition and development of revenue producing assets, and will increase further as the Company continues to complete acquisitions. Total capital expenditures are expected to further increase during the remainder of 1999 and into 2000 due to acquisitions, ongoing development and construction of the Mostoller and South Hadley Landfills, and construction of transfer stations in Upstate New York and Eastern New England.

         Net cash provided by financing activities during the first nine months of 1999 was approximately $105.0 million. The primary source of cash was due to the proceeds of approximately $97.3 million, net of expenses, from the $100 million Senior Notes offering. The proceeds were offset by repayment of existing debt of approximately $20.6. In addition, the Company repurchased approximately 575,000 shares of its common stock for approximately $3.2 million. The Company also received $15.7 million through the private placement of 2,239,745 shares of common stock.

        On August 3, 1999, the Company entered into a $25 million secured revolving credit facility with The BankNorth Group, N.A. to fund acquisitions and for general working capital purposes. The revolving credit agreement has a term of three years, provides for an interest rate based on LIBOR or Prime, and includes other terms and conditions customary for secured revolving credit facilities. At September 30, 1999 the Company had borrowed $17,500,000 against the credit facility.

        At September 30, 1999, the Company had approximately $172.6 million of long-term debt.

        Seasonality. The Company's revenues and results of operations tend to vary seasonally. The winter months of the fourth and first quarters of the calendar year tend to yield lower revenues than those experienced in the warmer months of the second and third quarters. The primary reasons for lower revenues in the winter months include, without limitation: (i) harsh winter weather conditions which can interfere with collection and transportation, (ii) the construction and demolition activities which generate waste are primarily performed in the warmer seasons and (iii) the volume of waste in the region is generally lower than that which occurs in warmer months. The Company believes that the seasonality of the revenue stream will not have a material adverse effect on the Company's business, financial condition and results of operations on an annualized basis.

        The Company does not believe its operations have been materially affected by inflation.

         Based upon its current operating plan, the Company believes that its cash and cash equivalents, available borrowings, future cash flow from operations and the proceeds of future debt and equity financings will satisfy the Company's working capital needs for the near future. However, there can be no assurances in this regard.


Certain Factors Affecting Future Operating Results

         The following factors, as well as others mentioned in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, (filed March 31, 1999), as amended by Form 10-K/A Amendments Nos. 1 and 2 (filed April 4, 1999 and August 6, 1999, respectively; File No. 000-25998), could cause actual results to differ materially from those indicated by forward-looking statements made in this Quarterly Report on Form 10-Q:

- Our history of losses makes investment in Waste Systems highly speculative; - Our high level of indebtedness could adversely affect our financial health; - Incurring more debt could further exacerbate the risks of our high level of indebtedness; - We may not generate enough cash to service our indebtedness or our other liquidity needs; - We have no control over many factors in our ability to finance planned growth; - Our future success depends upon our ability to manage rapid growth in operations and personnel; - Our future success depends upon our ability to identify, acquire and integrate acquisition targets; - Loss of key executives could affect Waste Systems' ability to achieve our business objectives;
- Failed acquisitions or projects may adversely affect our results of operations and financial condition; - Our business may not succeed due to the highly competitive nature of the solid waste management industry; - Seasonal revenue fluctuations may negatively impact our operations; - The geographic concentration of our operations magnifies the risks to our success; - Potential difficulties in acquiring landfill capacity could increase our costs; - Failure to obtain landfill closure performance bonds and letters of credit may adversely affect our business; - Estimated accruals for landfill closure and post-closure costs may not meet our actual financial obligations; - Environmental and other government regulations impose costs and uncertainty on our operations; - We are exposed to potential liability for environmental damage and regulatory noncompliance; - Our environmental liability insurance may not cover all risks of loss; - Addressing local community concerns about our operations may adversely affect our business; and - Year 2000 problems could have an adverse impact on our business.


         Since December 31, 1998, the Company incurred additional indebtedness through the $100 million Senior Notes offering, which creates a more highly leveraged capital structure of the Company. While the Company does not have to pay any principal on the Senior Notes until 2006, the Company will incur substantial increased interest expense. In addition, based on the terms of the Senior Notes, the interest rate on the Senior Notes will be increased if the Company does not achieve certain levels of consolidated stockholders' equity. Accordingly, the Company may decide to issue substantial additional shares of its capital stock, in order to increase its stockholders' equity.

Year 2000 Compliance

         The  statements  in  the  following  section  include  the  "Year  2000 readiness disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act. Please refer to the information located at the beginning of this Item 2 regarding forward-looking statements contained in this section.

         The Company is assessing the readiness of its systems for handling the Year 2000. Although the assessment is continuing, management currently believes that all material systems will be compliant by Year 2000 and that the costs associated with this will not be material. The Company has incurred only minimal costs to date associated with the Year 2000 issue.

         The Company is in the process of identifying key third-party vendors to understand their ability to continue providing services through Year 2000. The Company uses well-regarded nationally known software vendors for both its general accounting applications and industry-specific customer information and billing systems. The Company has implemented a new general accounting package which the Company believes is fully Year 2000 compatible, and the Company believes that the provider of the solid waste industry customer information and billing system is Year 2000 compatible. The Company's banking arrangements are with national banking institutions, which have represented to the Company that they are taking all necessary steps to insure its customers' uninterrupted service throughout applicable Year 2000 timeframes. The Company's payroll is performed out-of-house by the largest provider of third party payroll services in the country, which has made a commitment of uninterrupted service to their customers throughout applicable Year 2000 timeframes.

        While the Company currently expects that the Year 2000 issue will not cause significant operational problems, delays in the implementation of new information systems, or failure to fully identify all Year 2000 dependencies in the Company's systems and in the systems of suppliers and financial institutions could have material adverse consequences on the Company's business, financial prospects and results of operations. Therefore, the Company is developing contingency plans for continuous operations in the event such problems arise.

Item 3.   Quantitative and Qualitative Disclosures about Market Risk

         Waste Systems $25 million credit facility has a variable interest rate based on LIBOR or the Prime rate. As interest rates increase in the overall credit market, our interest expense will increase proportionately. In addition, as interest rates increase in the overall market, we may find it difficult to borrow under the credit facility or to enter into other loans to finance our acquisition strategy. We do not believe that our market risk is material to our financial condition and results of operations.

                                     PART II

Item 1.  Legal Proceedings

         The Company is party to pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company's management, after consultation with outside legal counsel, is of the opinion that the expected final outcome should not have a material adverse effect on the Company's financial position, results of operations or liquidity.


Item 2.  Changes in Securities

         Private Placement. In August 1999, the Company issued 2,239,745 shares of its common stock at $7 per share in a private placement for proceeds totaling $15,678,216. The proceeds were used for acquisitions.

         Series C Preferred Stock. As a part of an acquisition completed in August 1999, the Company issued 1,000 shares of Series C Preferred Stock at
$11,615 per share for total proceeds of $11,615,000. In accordance with the terms of the issuance, on October 21, 1999, a special shareholders meeting was held and each share of the Series C Preferred Stock was converted into 1,763 shares of common stock.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

          Series C Preferred Stock. As a part of an acquisition completed in July 1999, the Company created and issued 1,000 shares of Series C Preferred Stock. Each share was issued at $11,615 for total proceeds of $11,615,000. On October 21, 1999, a special shareholders meeting was held and the conversion of the Series C Preferred Stock was approved. As a result, the 1,000 shares of Series C Preferred stock were fully converted into 1,763,000 shares of common stock. The detail of the vote is as follows:


         For         Against       Abstain         No Vote             Total

      9,987,329       46,290         8,000             -             10,041,619


Item 5.  Other Information

         None.

Item 6.  Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(A)      1.  Financial Statements

         The financial statements are listed under Part I, Item 1 of this Report.

         2.  Financial Statement Schedules

         None.

3.       Exhibits

         None.

(B)      Reports on Form 8-K

         None.

SIGNATURES

         Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    WASTE SYSTEMS INTERNATIONAL, INC.


 Date: November 12, 1999            By: /s/ Philip Strauss
                                        Philip Strauss
                                        Chairman, Chief Executive Officer
                                        and President
                                        (Principal Executive Officer)



 Date: November 12, 1999            By: /s/ James L. Elitzak
                                        James L. Elitzak
                                        Vice President and Chief Financial
                                        Officer
                                        (Principal Financial and Accounting
                                        Officer)

Exhibit 5

                              LETTER OF TRANSMITTAL

                        WASTE SYSTEMS INTERNATIONAL, INC.


                   Offer for $22,500,000 principal amount of,
                      and accrued but unpaid interest on,
                          11 1/2% Senior Notes Due 2006
                                 in Exchange for
                 Shares of Series E Convertible Preferred Stock


                   Offer for $77,500,000 principal amount of,
                      and accrued but unpaid interest on,
                     11 1/2% Series B Senior Notes Due 2006
                                 in Exchange for
                 Shares of Series E Convertible Preferred Stock



                 Offer for $49,551,420 principal amount of, and
                         accrued but unpaid interest on,
                   7% Convertible Subordinated Notes Due 2005
                                 in Exchange for
                 Shares of Series E Convertible Preferred Stock

--------------------------------------------------------------------------------
THE EXCHANGE OFFER WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON FEBRUARY 14, 2000, UNLESS EXTENDED (THE "EXPIRATION DATE"). TENDERS MAY BE WITHDRAWN PRIOR TO MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE.
--------------------------------------------------------------------------------

                                  Delivery to:
                        Bank of New York, Exchange Agent

              By Hand:                         By Overnight Courier or
                                             Registered/Certified Mail:
        The Bank of New York
         101 Barclay Street                     The Bank of New York
         New York, NY 10286                      101 Barclay Street
            Ground Level                         New York, NY 10286
   Corporate Trust Services Window          Attn: Reorganization Unit-7E
    Attn: Reorganization Unit-7E


                                 By Facsimile:
                                 (212) 815-6339
                             Telephone Confirmation:
                                 (212) 815-3682


         Delivery of these instructions to an address other than as set forth above, or electronic transmission of instructions other than as set forth above, will not constitute a valid delivery.

         The undersigned acknowledges that he or she has received and reviewed the Exchange Offering Memorandum dated January 18, 2000 (the "Exchange Offering Memorandum") of Waste Systems International, Inc., a Delaware corporation (the "Company"), and this Letter of Transmittal (the "Letter"), which together constitute the Company's offers (the "Exchange Offers") to exchange an aggregate number of up to 158,427 shares of Series E Convertible Preferred Stock of the Company ("Series E Convertible Preferred Stock") for $22,500,000 principal amount of, and accrued but unpaid interest on, issued and outstanding 11 1/2% Senior Notes Due 2006 of the Company (the "Senior Notes"), $77,500,000 principal amount of, and accrued but unpaid interest on, issued and outstanding 11 1/2% Series B Senior Notes Due 2006 of the Company (the "Series B Senior Notes") and $49,551,420 principal amount of, and accrued but unpaid interest on, issued and outstanding 7% Convertible Subordinated Notes Due 2005 of the Company (the "Subordinated Notes") with the holders thereof.

         Holders of Senior Notes, Series B Senior Notes or Subordinated Notes whose Senior Notes, Series B Senior Notes or Subordinated Notes are accepted for exchange will not receive any payment in respect of interest on such Senior Notes, Series B Senior Notes or Subordinated Notes otherwise payable on any interest payment date the record date for which occurs on or after the Expiration Date. The Company shall notify the holders of the Senior Notes, Series B Senior Notes or Subordinated Notes of any extension by means of a press release or other public announcement no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

         This Letter is to be completed by a holder of Senior Notes, Series B Senior Notes or Subordinated Notes either if certificates are to be forwarded herewith or if a tender of certificates for Senior Notes, Series B Senior Notes or Subordinated Notes, if available, is to be made by book-entry transfer to the account maintained by the Exchange Agent at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in the Exchange Offering Memorandum under "The Exchange Offers--Book-Entry Transfer." Holders of Senior Notes, Series B Senior Notes or Subordinated Notes whose certificates are not immediately available, or who are unable to deliver their certificates or confirmation of the book-entry tender of their Senior Notes, Series B Senior Notes or Subordinated Notes into the Exchange Agent's account at the Book-Entry Transfer Facility (a "Book-Entry Confirmation") and all other documents required by this Letter to the Exchange Agent on or prior to the Expiration Date, must tender their Senior Notes, Series B Senior Notes or Subordinated Notes according to the guaranteed delivery procedures set forth in the Exchange Offering Memorandum under "The Exchange Offers--Guaranteed Delivery Procedure." See Instruction 1 to this Letter, below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

         The undersigned has completed the appropriate boxes below and signed this Letter to indicate the action the undersigned desires to take with respect to the Exchange Offers.

         List below the Senior Notes, Series B Senior Notes or Subordinated Notes to which this Letter relates. If the space provided below is inadequate, the certificate numbers and principal amount of Senior Notes, Series B Senior Notes or Subordinated Notes should be listed on a separate signed schedule affixed hereto.

--------------------------------------------------------------------------------
                DESCRIPTION OF SENIOR NOTES
----------------------------------- ------------- ----------------- ------------
  Name(s) and Address(es)               (1)            (2)              (3)
  of Registered Holder(s)                           Aggregate
 (Please fill in, if blank)                         Principal        Principal
                                     Certificate    Amount of          Amount
                                      Number(s)*   Senior Note(s)    Tendered**
----------------------------------- ------------- ----------------- ------------

                                    ------------- ----------------- ------------

                                    ------------- ----------------- ------------

                                    ------------- ----------------- ------------
                                        Total
----------------------------------- ------------- ----------------- ------------

--------------------------------------------------------------------------------
       DESCRIPTION OF SERIES B SENIOR NOTES
----------------------------------- ------------- ----------------- ------------
  Name(s) and Address(es)               (1)            (2)              (3)
  of Registered Holder(s)                            Aggregate
 (Please fill in, if blank)                          Principal
                                                     Amount of       Principal
                                     Certificate      Series B         Amount
                                      Number(s)*   Senior Note(s)    Tendered**
----------------------------------- ------------- ----------------- ------------

                                    ------------- ----------------- ------------

                                    ------------- ----------------- ------------

                                    ------------- ----------------- ------------
                                        Total
----------------------------------- ------------- ----------------- ------------



--------------------------------------------------------------------------------
       DESCRIPTION OF SUBORDINATED NOTES
----------------------------------- ------------- ----------------- ------------
  Name(s) and Address(es)               (1)            (2)              (3)
  of Registered Holder(s)                            Aggregate
 (Please fill in, if blank)                          Principal
                                                     Amount of       Principal
                                     Certificate   Subordinated         Amount
                                      Number(s)*      Note(s)        Tendered**
----------------------------------- ------------- ----------------- ------------

                                    ------------- ----------------- ------------

                                    ------------- ----------------- ------------

                                    ------------- ----------------- ------------
                                        Total
----------------------------------- ------------- ----------------- ------------


--------------------------------------------------------------------------------
* Need not be completed if Senior Notes, Series B Senior Notes or Subordinated Notes are being tendered by book-entry transfer.

** Unless otherwise indicated in this column, a holder will be deemed to have tendered ALL of the Senior Notes, Series B Senior Notes or Subordinated Notes
represented by the Senior Notes, Series B Senior Notes or Subordinated Notes indicated in column 2. See Instruction 2.
--------------------------------------------------------------------------------

         CHECK HERE IF TENDERED SENIOR NOTES, SERIES B SENIOR NOTES OR -------- SUBORDINATED NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO
         THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING: Name of Tendering Institution Account Number Transaction Code Number

         CHECK  HERE  IF  TENDERED  SENIOR  NOTES,  SERIES  B  SENIOR  NOTES  OR
-------- SUBORDINATED  NOTES  ARE  BEING  DELIVERED  PURSUANT  TO  A  NOTICE  OF
         GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE FOLLOWING:
         Name(s) of Registered Holder(s)
         Window Ticket Number (if any)
         Date of Execution of Notice of Guaranteed Delivery
         Name of Institution which Guaranteed Delivery
         If Delivered by Book-Entry Transfer, Complete the Following:
         Account Number
         Transaction Code Number

         CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE 10 ADDITIONAL -------- COPIES OF THE EXCHANGE OFFERING MEMORANDUM AND 10 COPIES OF ANY
         AMENDMENTS OR SUPPLEMENTS THERETO WITHIN 90 DAYS AFTER THE EXPIRATION DATE.
         Name
         Address

               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

         Upon the terms and subject to the conditions of the Exchange Offers, the undersigned hereby tenders to the Company the aggregate principal amount of Senior Notes, Series B Senior Notes or Subordinated Notes indicated above. Subject to, and effective upon, the acceptance for exchange of the Senior Notes, Series B Senior Notes or Subordinated Notes tendered hereby, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to such Senior Notes, Series B Senior Notes or Subordinated Notes as are being tendered hereby.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Senior Notes, Series B Senior Notes or Subordinated Notes tendered hereby and that the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any advance claim when the same are accepted by the Company. The undersigned hereby further represents that any shares of Series E Convertible Preferred Stock acquired in exchange for Senior Notes, Series B Senior Notes or Subordinated Notes tendered hereby will have been acquired in the ordinary course of business of the person receiving such shares of Series E Convertible Preferred Stock, whether or not such person is the undersigned, that neither the holder of such Senior Notes, Series B Senior Notes or Subordinated Notes nor any such other person has, or had at the commencement of the Exchange Offers, an arrangement or understanding with any person to participate in the distribution of such shares of Series E Convertible Preferred Stock.

         The undersigned will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the sale, assignment and transfer of the Senior Notes, Series B Senior Notes or Subordinated Notes tendered hereby. All authority conferred or agreed to be conferred in this Letter and every obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. This tender may be withdrawn only in accordance with the procedures set forth in "The Exchange Offers-Withdrawal of Tenders" section of the Exchange Offering Memorandum.

         Unless otherwise indicated herein in the box entitled "Special Issuance Instructions" below, please issue the shares of Series E Convertible Preferred Stock (and, if applicable, substitute certificates representing Senior Notes, Series B Senior Notes or Subordinated Notes for any Senior Notes, Series B Senior Notes or Subordinated Notes not exchanged) in the name of the undersigned or, in the case of a book-entry delivery of Senior Notes, Series B Senior Notes or Subordinated Notes, please credit the account indicated above maintained at the Book-Entry Transfer Facility. Similarly, unless otherwise indicated under the box entitled "Special Delivery Instructions" below, please deliver the shares of Series E Convertible Preferred Stock (and, if applicable, substitute certificates representing Senior Notes, Series B Senior Notes or Subordinated Notes for any Senior Notes, Series B Senior Notes or Subordinated Notes not exchanged) to the undersigned at the address shown above.

         The undersigned agrees that any interest payment on the Senior Notes, Series B Senior Notes or Subordinated Notes that is payable prior to the Expiration Date may be delayed and if the tender of the undersigned's Senior Notes, Series B Senior Notes or Subordinated Notes is accepted, the interest payment will be paid by delivering one share of Series E Convertible Preferred Stock for each $1,000 or integer multiple thereof of accrued but unpaid interest. No fractional shares of Series E Convertible Preferred Stock will be issed in payment of accrued but unpaid interest but payment in cash will be made in lieu thereof. In the event the Exchange Offers are terminated, interest due and payable prior to the Expiration Date will be paid in cash within 5 business days of the Expiration Date.

         THE UNDERSIGNED, BY COMPLETING THE BOX(ES) ENTITLED "DESCRIPTION OF SENIOR NOTES" OR "DESCRIPTION OF SERIES B SENIOR NOTES" OR "DESCRIPTION OF SUBORDINATED NOTES" ABOVE AND SIGNING THIS LETTER, WILL BE DEEMED TO HAVE TENDERED SUCH SENIOR NOTES, SERIES B SENIOR NOTES OR SUBORDINATED NOTES AS SET FORTH IN SUCH BOX(ES) ABOVE.

--------------------------------------------------------
             SPECIAL ISSUANCE INSTRUCTIONS
              (See Instructions 3 and 4)

         To  be  completed  ONLY  if  certificates  for
Senior  Notes,  Series B Senior  Notes or  Subordinated
Notes  not   exchanged   and/or   shares  of  Series  E
Convertible Preferred Stock are to be issued in the name of and sent to someone other than the person or persons whose signature(s) appear(s) on this Letter above, or if Senior Notes, Series B Senior Notes or
Subordinated Notes delivered by book-entry transfer which are not accepted for exchange are to be returned by credit to an account maintained at the Book-Entry
Transfer Facility other than the account indicated above.

Issue Series E Convertible Preferred Stock and/or Senior Notes, Series B Senior Notes or Subordinated Notes to:

Name(s)
                  (Please Type or Print)


                  (Please Type or Print)
Address:


                  (Zip Code)

             Complete Substitute Form W-9

         Credit  unexchanged  Senior  Notes,  Series  B
Senior  Notes  or   Subordinated   Notes  delivered  by
book-entry   transfer   to  the   Book-Entry   Transfer
Facility account set forth below


                  (Book-Entry Transfer Facility
                  Account Number, if applicable)
--------------------------------------------------------

------------------------------------------------------
             SPECIAL DELIVERY INSTRUCTIONS
              (See Instructions 3 and 4)

         To be  completed  ONLY if  certificates  for
Senior Notes,  Series B Senior Notes or  Subordinated
Notes  not  exchanged   and/or  shares  of  Series  E
Convertible  Preferred  Stock  are to be sent to some
other than the person or persons  whose  signature(s)
appear(s)  on this Letter  above or to such person or
persons  at  an  address  other  than  shown  in  the
box(es)  entitled  "Description  of Senior  Notes" or
"Description   of   Series   B   Senior   Notes"   or
"Description of Subordinated Notes" on this Letter above.

Mail Series E Convertible Preferred Stock and/or Senior Notes, Series B Senior Notes or
Subordinated Notes to:

Name(s)
                  (Please Type or Print)


                  (Please Type or Print)

Address:


                  (Zip Code)


------------------------------------------------------

         IMPORTANT: THIS LETTER OR A FACSIMILE HEREOF (TOGETHER WITH THE CERTIFICATES FOR OLD NOTES OR A BOOK-ENTRY CONFIRMATION AND ALL OTHER REQUIRED DOCUMENTS OR THE NOTICE OF GUARANTEED DELIVERY) MUST BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO 5:00 p.m., NEW YORK CITY TIME, ON THE EXPIRATION DATE.

                  PLEASE READ THIS ENTIRE LETTER OF TRANSMITTAL
                  CAREFULLY BEFORE COMPLETING ANY OF THE ABOVE.

--------------------------------------------------------------------------------
                                                 PLEASE SIGN HERE
                                    (TO BE COMPLETED BY ALL TENDERING HOLDERS)
                                    (Complete Accompanying Substitute Form W-9)

         Date:                      , 2000

         X                          , 2000

         X                          , 2000
         Signature(s) of Owner(s)   Date

         If a holder is tendering any Senior Notes, Series B Senior Notes or Subordinated Notes, this Letter must be signed by the registered holder(s) as the name(s) appear(s) on the certificate(s) for the Senior Notes, Series B Senior Notes or Subordinated Notes or by any person(s) authorized to become registered holder(s) by endorsements and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 3 to this Letter, below.

Name(s):


         (Please Type or Print)

Capacity:

Address:


         (Including Zip Code)

                                                SIGNATURE GUARANTEE
                                          (If required by Instruction 3)

Signature(s) Guaranteed by
an Eligible Institution:
         (Authorized Signature)


         (Title)


         (Name and Print)

Dated:   , 2000

--------------------------------------------------------------------------------
IMPORTANT. This letter or a facsimile thereof must be received by the
         Exchange Agent on or prior to the Expiration Date.
----------------------------- -------------------------------- -----------------
        SUBSTITUTE             Part I:  PLEASE PROVIDE YOUR     Social Security
         FORM W-9              TIN IN THE SPACE AT THE RIGHT    Number or
 Department of the Treasury    AND CERTIFY BY SIGNING AND       Employer
  Internal Revenue Service     DATING BELOW                     Identification
                                                                Number
Payer's Request for Taxpayer
Identification Number (TIN)
                               -------------------------------------------------
                               Part II: For Payees exempt from backup
                               withholding, see the enclosed Guidelines for Certification of Taxpayers Identification Number on Substitute Form W-9 and complete as instructed therein.

                               Part III
                               Awaiting TIN:

--------------------------------------------------------------------------------
Certification.  Under penalties of perjury, I certify that:

(1) The Number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2).
--------------------------------------------------------------------------------
         PLEASE SIGN HERE  Signature                 Date

--------------------------------------------------------------------------------

                                  INSTRUCTIONS

  Forming Part of the Terms and Conditions of the Exchange Offer for up to $22,500,000 aggregate principal amount of, and accrued but unpaid interest on, 11 1/2% Senior Notes Due 2006, up to $77,500,000 aggregate principal amount of, and accrued but unpaid interest on, 11 1/2% Series B Senior Notes Due 2006 and up to $49,551,420 aggregate principal amount of, and accrued but unpaid interest on, 7% Convertible Subordinated Notes Due 2005 of
    Waste Systems International, Inc., in Exchange for Shares of Series E Convertible Preferred Stock of Waste Systems International, Inc.

1.       Delivery of this Letter and Notice of Guaranteed Delivery Procedures.

         This Letter is to be completed by noteholders either if certificates are to be forwarded herewith or if tenders are to be made pursuant to the procedures for delivery by book-entry transfer set forth in the Exchange Offering Memorandum under "The Exchange Offers-Book-Entry Transfer." Certificates for all physically tendered Senior Notes, Series B Senior Notes or Subordinated Notes, or Book-Entry Confirmation, as the case may be, as well as a properly completed and duly executed Letter (or manually signed facsimile hereof) and any other documents required by this Letter, must be received by the Exchange Agent at the address set forth herein on or prior to the Expiration Date, or the tendering holder must comply with the guaranteed delivery procedures set forth below.

         Holders whose certificates for Senior Notes, Series B Senior Notes or Subordinated Notes are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent on or prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis, may tender their Senior Notes, Series B Senior Notes or Subordinated Notes pursuant to the guaranteed delivery procedures set forth in the Exchange Offering Memorandum under "The Exchange Offers--Guaranteed Delivery Procedure." Pursuant to such procedure, (i) such tender must be made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent must receive from such Eligible Institution a properly completed and duly executed letter (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Senior Notes, Series B Senior Notes or Subordinated Notes and the amount of Senior Notes, Series B Senior Notes or Subordinated Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Senior Notes, Series B Senior Notes or Subordinated Notes, or a Book-Entry Confirmation, and any other documents required by this Letter will be deposited by the Eligible Institution with the Exchange Agent and (iii) the certificates for all physically tendered Senior Notes, Series B Senior Notes or Subordinated Notes, in proper form for transfer, or Book-Entry Confirmation, as the case may be, and all other documents required by this Letter, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

         The method of delivery of this Letter, the Senior Notes, Series B Senior Notes or Subordinated Notes and all other required documents is at the election and risk of the tendering holders, but the delivery will be deemed made only when actually received or confirmed by the Exchange Agent. If Senior Notes, Series B Senior Notes or Subordinated Notes are sent by mail, it is suggested that the mailing, return receipt requested, be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

         See the Exchange Offering Memorandum under "The Exchange Offers."

2. Partial Tenders (not applicable to holders who tender by book-entry transfer).

         If less than all of the Senior Notes, Series B Senior Notes or Subordinated Notes evidenced by a physically submitted certificate are to be tendered, the tendering holder(s) should fill in the aggregate principal amount of Senior Notes, Series B Senior Notes or Subordinated Notes to be tendered in the box(es) entitled "Description of Senior Notes-Principal Amount Tendered" or "Description of Series B Senior Notes-Principal Amount Tendered" or "Description of Subordinated Notes-Principal Amount Tendered." A reissued certificate representing the balance of nontendered Senior Notes, Series B Senior Notes or Subordinated Notes will be sent to such tendering holder, unless otherwise provided in the appropriate box on this Letter, promptly after the Expiration Date. ALL OF THE SENIOR NOTES, SERIES B SENIOR NOTES OR SUBORDINATED NOTES DELIVERED TO THE EXCHANGE AGENT WILL BE DEEMED TO HAVE BEEN TENDERED UNLESS OTHERWISE INDICATED.

3. Signatures on this Letter; Bond Powers and Endorsements; Guarantee of Signatures.

         If this Letter is signed by the registered holder of the Senior Notes, Series B Senior Notes or Subordinated Notes tendered hereby, the signature must correspond exactly with the name as written on the face of the certificates without any change whatsoever.

         If any tendered Senior Notes, Series B Senior Notes or Subordinated Notes are owned of record by two or more joint owners, all such owners must sign this Letter.

         If any tendered Senior Notes, Series B Senior Notes or Subordinated Notes are registered in different name on several certificates, it will be necessary to complete, sign and submit as many separate copies of this Letter as there are different registrations of certificates.

         When this Letter is signed by the registered holder or holders of the Senior Notes, Series B Senior Notes or Subordinated Notes specified herein and tendered hereby, no endorsements of certificates or separate bond powers are required. If, however, shares of Series E Convertible Preferred Stock are to be issued, or any untendered Senior Notes, Series B Senior Notes or Subordinated Notes are to be released, to a person other than the registered holder, then endorsements of any certificates transmitted hereby or separate bond powers are required. Signatures on such certificate(s) or bond powers must be guaranteed by an Eligible Institution.

         If this Letter is signed by a person other than the registered holder or holders of any certificate(s) specified herein, such certificate(s) must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name or names of the registered holder or holders appear(s) on the certificate(s) and signatures on such certificate(s) or bond powers must be guaranteed by an Eligible Institution).

         Endorsement on certificates for Senior Notes, Series B Senior Notes or Subordinated Notes or signatures on bond powers required by this Instruction 3 must be guaranteed by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office or correspondent in the United States (an "Eligible Institution").

         Signatures on this Letter need not be guaranteed by an Eligible Institution, provided the Senior Notes, Series B Senior Notes or Subordinated Notes are tendered: (i) by a registered holder of Senior Notes, Series B Senior Notes or Subordinated Notes (which term, for purposes of the Exchange Offers, includes any participant in the Book-Entry Transfer Facility system whose name appears on a security position listing as the holder of such Senior Notes, Series B Senior Notes or Subordinated Notes) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on this Letter or (ii) for the account of an Eligible Institution. 4. Special Issuance and Delivery Instructions.

         Tendering holders of Senior Notes, Series B Senior Notes or Subordinated Notes should indicate in the applicable box the name and address to which shares of Series E Convertible Preferred Stock issued pursuant to any Exchange Offer and/or substitute certificates evidencing Senior Notes, Series B Senior Notes or Subordinated Notes not exchanged are to be issued or sent, if different from the name or address of the person signing this Letter. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated. Holders tendering Senior Notes, Series B Senior Notes or Subordinated Notes by book-entry transfer may request that Senior Notes, Series B Senior Notes or Subordinated Notes not exchanged be credited to such account maintained at the Book-Entry Transfer Facility as such holder may designate herein. If no such instructions are given, such Senior Notes, Series B Senior Notes or Subordinated Notes not exchanged will be returned to the name or address of the person signing this Letter.

5.       Transfer Taxes.

         The Company will pay all transfer taxes, if any, applicable to the transfer of Senior Notes, Series B Senior Notes or Subordinated Notes to it or its order pursuant to the Exchange Offers. If however, shares of Series E Convertible Preferred Stock and/or substitute Senior Notes, Series B Senior Notes or Subordinated Notes not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Senior Notes, Series B Senior Notes or Subordinated Notes tendered hereby, or if tendered Senior Notes, Series B Senior Notes or Subordinated Notes are registered in the name of any person other than the person signing this Letter, or if a transfer tax is imposed for any reason other than the transfer of Senior Notes, Series B Senior Notes or Subordinated Notes to the Company or its order pursuant to the Exchange Offers, the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted herewith, the amount of such transfer taxes will be billed directly to such tendering holder.

         Except as provided in this Instruction 5, it will not be necessary for transfer tax stamps to be affixed to the Senior Notes, Series B Senior Notes or Subordinated Notes specified in this Letter.

6.       Waiver of Conditions.

         The Company reserves the absolute right to waive satisfaction of any or all conditions provided in the Exchange Offering Memorandum.

7.       No Conditional Tenders.

         No alternative, conditional, irregular or contingent tenders will be accepted. All tendering holders of Senior Notes, Series B Senior Notes or Subordinated Notes, by execution of this Letter, shall waive any right to receive notice of the acceptance of their Senior Notes, Series B Senior Notes or Subordinated Notes for exchange.

         Neither the Company, the Exchange Agent nor any other person is obligated to give notice of any defect or irregularity with respect to any tender of Senior Notes, Series B Senior Notes or Subordinated Notes nor shall any of them incur any liability for failure to give any such notice.

8. Mutilated, Lost, Stolen or Destroyed Senior Notes, Series B Senior Notes or Subordinated Notes.

         Any holder whose Senior Notes, Series B Senior Notes or Subordinated Notes have been mutilated, lost, stolen or destroyed should contact the Exchange Agent at the address indicated above for further instructions.

9.       Requests for Assistance or Additional Copies.

         Questions relating to the procedure for tendering, as well as requests for additional copies of the Exchange Offering Memorandum and this Letter, may be directed to the Exchange Agent at the address and telephone number indicated above.

Exhibit 6

                          NOTICE OF GUARANTEED DELIVERY

                                       for

                   Tender of $22,500,000 principal amount of,
                      and accrued but unpaid interest on,
                          11 1/2% Senior Notes Due 2006
                                 in Exchange for
                 Shares of Series E Convertible Preferred Stock


                   Tender of $77,500,000 principal amount of,
                       and accrued but unpaid interest on,
                     11 1/2% Series B Senior Notes Due 2006
                                 in Exchange for
                 Shares of Series E Convertible Preferred Stock


                 Tender of $49,551,420 principal amount of, and
                         accrued but unpaid interest on,
                   7% Convertible Subordinated Notes Due 2005
                                 in Exchange for
                 Shares of Series E Convertible Preferred Stock

                                       of

                        WASTE SYSTEMS INTERNATIONAL, INC.

         This Notice of Guaranteed Delivery may be used by any registered holder of outstanding 11 1/2% Senior Notes Due 2006 (the "Senior Notes"), outstanding
11 1/2% Series B Senior Notes Due 2006 (the "Series B Senior Notes") or outstanding 7% Convertible Subordinated Notes Due 2005 (the "Subordinated Notes") meeting all of the following requirements: (1) such registered holder wishes to tender its Senior Notes, Series B Senior Notes or Subordinated Notes in exchange for shares of Series E Convertible Preferred Stock; and (2) such registered holder's Senior Notes, Series B Senior Notes or Subordinated Notes are not immediately available or such registered holder cannot deliver its Senior Notes, Series B Senior Notes or Subordinated Notes and Letter of Transmittal (and any other documents required by the Letter of Transmittal) to Bank of New York (the "Exchange Agent") prior to the Expiration Date.

     This Notice of Guaranteed Delivery may be delivered by hand or sent by facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight delivery) or mail to the Exchange Agent. See "The Exchange Offers-Procedures for Tendering" in the Exchange Offering Memorandum dated January 18, 2000 of Waste Systems International, Inc. (the "Exchange Offering Memorandum").
Capitalized terms not defined herein are defined in the Exchange Offers Memorandum.

                 The Exchange Agent for the Exchange Offers is:

                                BANK OF NEW YORK

             By Hand:                           By Overnight Courier or
                                                Registered/Certified Mail:
  Bank of New York                              Bank of New York
  101 Barclay Street                            101 Barclay Street
  New York, NY 10286                            New York, NY 10286
  Ground Level                                  Attn: Reorganization Unit - 7E
  Corporate Trust Services Window
  Attn: Reorganization Unit - 7E

                                  By Facsimile:
                                 (212) 815-6339
                             Telephone Confirmation:
                                 (212) 815-3682

         Delivery of this Notice of Guaranteed Delivery to an address other than as set forth above or transmission of instructions via a facsimile transmission to a number other than as set forth above will not constitute a valid delivery under the Exchange Offers.

         This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the Exchange Offering
Memorandum), such signature guarantee must appear to the application space provided on the Letter of Transmittal for Guarantee of Signatures.

Ladies and Gentlemen:

         The undersigned hereby tenders the principal amount of, and accrued but unpaid interest on, the Senior Notes, Series B Senior Notes or Subordinated Notes indicated below, upon the terms and subject to the conditions contained in the Exchange Offers Memorandum, receipt of which is hereby acknowledged.

                       DESCRIPTION OF SECURITIES TENDERED

   Name and address of registered
     holder as it appears on the
             11 1/2% Senior           Certificate Number(s)     Principal Amount
           Notes Due 2006               of Senior Notes         of Senior Notes
           (Please Print)                 Tendered                 Tendered








 Name and address of registered
 holder as it appears on the
 11 1/2% Series B Senior           Certificate Number(s)       Principal Amount
 Notes Due 2006                     of Series B Senior        of Series B Senior
(Please Print)                      Notes Tendered               Notes Tendered








 Name and address of registered
 holder as it appears on the
 7%Convertible Subordinated       Certificate Number(s)        Principal Amount
 Notes Due 2005                     of Subordinated             of Subordinated
(Please Print)                      Notes Tendered               Notes Tendered

                    THE FOLLOWING GUARANTEE MUST BE COMPLETED

                              GUARANTEE OF DELIVERY

                    (Not to be used for signature guarantee)

         The undersigned, a firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch, agency or correspondent in the Untied States, hereby guarantees to deliver to the Exchange Agent at one of its addresses set forth above, the certificates representing the Senior Notes, Series B Senior Notes or Subordinated Notes together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal within three New York Stock Exchange, Inc. trading days after the date of execution of this Notice of Guaranteed Delivery.

Name of Firm:
                                         (Authorized Signature)

Address:                                  Title:

                                          Name:
                   (Zip Code)                    (Please type or print)
Area Code and Telephone Number:
                                          Date:


        NOTE: DO NOT SEND NOTES WITH THIS NOTICE OF GUARANTEED DELIVERY;
              NOTES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Exhibit 7

                        WASTE SYSTEMS INTERNATIONAL, INC.

                   Tender of $22,500,000 principal amount of,
                      and accrued but unpaid interest on,
                          11 1/2% Senior Notes Due 2006
                                 in Exchange for
                 Shares of Series E Convertible Preferred Stock


                   Tender of $77,500,000 principal amount of,
                      and accrued but unpaid interest on,
                     11 1/2% Series B Senior Notes Due 2006
                                in Exchange for
                 Shares of Series E Convertible Preferred Stock


                 Tender of $49,551,420 principal amount of, and
                         accrued but unpaid interest on,
                   7% Convertible Subordinated Notes Due 2005
                                 in Exchange for
                 Shares of Series E Convertible Preferred Stock


To Our Clients:

     Enclosed for your consideration is an Exchange Offering memorandum, dated January 18, 2000 (the "Exchange Offering Memorandum"), and the related letter of transmittal (the "Letter of Transmittal"), relating to the offers (the "Exchange Offers") of Waste Systems International, Inc. (the "Company"), to exchange the principal amount of, and accrued but unpaid interest on, its 11 1/2% Senior Notes Due 2006 (the "Senior Notes"), its 11 1/2% Series B Senior Notes Due 2006 (the "Sereis B Senior Notes") and its 7% Convertible Subordinated Notes Due 2003 (the "Subordinated Notes" and together with the Senior Notes and the Series B Senior Notes, the "Notes") for shares of its Series E Convertible Preferred Stock (the "Series E Convertible Preferred Stock").

     This material is being forwarded to you as the beneficial owner of the Notes carried by us in your account but not registered in your name. A tender of such Notes may only be made by us as the holder of record and pursuant to your instructions.

     Accordingly, we request instructions as to whether you wish us to tender on your behalf the Notes held by us for your account pursuant to the terms and conditions set forth in the enclosed Exchange Offering Memorandum and Letter of Transmittal.

     Your instructions should be forwarded to us as promptly as possible in order to permit us to tender the Notes on your behalf in accordance with the provisions of the Exchange Offers. The Exchange Offers will expire at 5:00 p.m., New York Time, on February 14, 2000, unless extended by the Company. Any Subordinated Notes tendered pursuant to the Subordinated Note Exchange Offer may be withdrawn at any time before the Expiration Date.

     Your attention is directed to the following:

     1. The Exchange Offers are subject to certain conditions set forth in the Exchange Offering Memorandum in the section captioned "The Exchange Offers--Conditions to the Exchange Offers."

     2. Any transfer taxes incident to the transfer of Notes from the holder to the Company will be paid by the Company, except as otherwise provided in the Instructions in the Letter of Transmittal.

     3. The Exchange Offer expires at 5:00 p.m., Eastern Time, on February 14, 2000, unless extended by the Company.

     If you wish to have us tender your Notes, please so instruct us by completing, executing and returning to us the instruction form on the back of this letter. The Letter of Transmittal is furnished to you for information only and may not be used directly by you to tender Notes.

                          INSTRUCTIONS WITH RESPECT TO
                               THE EXCHANGE OFFERS

     The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Exchange Offers made by Waste Systems International, Inc. with respect to its Notes.

     This will instruct you to tender the Notes held by you for the account of the undersigned and to consent to the proposed Indenture amendment, all upon and subject to the terms and conditions set forth in the Exchange Offering Memorandum and the related Letter of Transmittal.

  Please tender the Notes held by you for my account as indicated below:

                                                         Aggregate Principal
                                                           Amount of Notes

11 1/2% Senior Notes Due 2006..................... _____________________________

11 1/2% Series B Senior Notes Due 2006............ _____________________________

7% Convertible Subordinated Notes Due 2003........ _____________________________



   Please do not tender Notes held by you for my account.

Dated:          ,     1999          _______________________________________

                                    ---------------------------------------
                                    Signature(s)

                                    ---------------------------------------

                                    ---------------------------------------

                                    ---------------------------------------
                                    Please print name(s) here

                                    ---------------------------------------

                                    ---------------------------------------
                                    Address(es)

                                    ---------------------------------------
                                    Area Code and Telephone Number

                                    ---------------------------------------
                                    Tax Identification or Social Security No(s).

     None of the Notes held by us for your account will be tendered unless we receive written instructions from you to do so. Unless a specific contrary instruction is given in the space provided, your signature(s) hereon shall constitute an instruction to us to tender all the Notes held by us for your account.

Exhibit 8

                        WASTE SYSTEMS INTERNATIONAL, INC.

                   Tender of $22,500,000 principal amount of,
                      and accrued but unpaid interest on,
                         11 1/2% Senior Notes Due 2006
                                in Exchange for
                 Shares of Series E Convertible Preferred Stock


                   Tender of $77,500,000 principal amount of,
                      and accrued but unpaid interest on,
                     11 1/2% Series B Senior Notes Due 2006
                                in Exchange for
                 Shares of Series E Convertible Preferred Stock


                 Tender of $49,551,420 principal amount of, and
                         accrued but unpaid interest on,
                   7% Convertible Subordinated Notes Due 2005
                                 in Exchange for
                 Shares of Series E Convertible Preferred Stock

  To:   Brokers, Dealers, Commercial Banks,
        Trust Companies and Other Nominees

      Waste Systems International, Inc. (the "Company"), upon and subject to the terms and conditions set forth in the Exchange Offering Memorandum, dated January 18, 2000 (the "Exchange Offering Memorandum"), and the enclosed Letter of Transmittal (the "Letter of Transmittal"), is offering to exchange shares of its Series E Convertible Preferred Stock (the "Series E Convertible Preferred Stock") for $22,500,000 principal amount of, and accrued but unpaid interest on, its 11 1/2% Senior Notes Due 2006 (the "Senior Notes"), $77,500,000 principal amount of, and accrued but unpaid interest on, its 11 1/2% Series B Senior Notes Due 2006 (the "Series B Senior Notes") and $49,551,420 principal amount of, and accrued but unpaid interest on, its 7% Convertible Subordinated Notes Due 2005 (the "Subordinated Notes") (collectively, the "Exchange Offers").

      We are requesting that you contact your clients for whom you hold Senior Notes, Series B Senior Notes or Subordinated Notes regarding the Exchange Offers. For your information and for forwarding to your clients for whom you hold Senior Notes, Series B Senior Notes or Subordinated Notes registered in your name or in the name of your nominee, or who hold Senior Notes, Series B Senior Notes or Subordinated Notes registered in their own names, we are enclosing the following documents:

     1.   Exchange Offering Memorandum dated January 18, 2000;

     2. The Letter of Transmittal for your use and for the information of your clients;

     3. A Notice of Guaranteed Delivery to be used to accept any of the Exchange Offers if certificates for Senior Notes, Series B Senior Notes or Subordinated Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent prior to the Expiration Date (as defined in below) or if the procedure for book-entry transfer cannot be completed on a timely basis;

     4. A form of letter which may be sent to your clients for whose account you hold Senior Notes, Series B Senior Notes or Subordinated Notes registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Exchange Offers;

     5. Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9; and

     6. Return envelopes addressed to Bank of New York, the Exchange Agent for the Exchange Offers.

Your prompt action is requested. The Exchange Offers will expire at 5:00 p.m., Eastern Time, on February 14, 2000, unless extended by the Company (the "Expiration Date"). The tender of the Subordinated Notes tendered pursuant to an Exchange Offer may be withdrawn at any time before the Expiration Date. See the Exchange Offering Memorandum under "The Exchange Offers--Withdrawal of Tenders."

     To participate in an Exchange Offer, a duly executed and properly completed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, should be sent to the Exchange Agent and certificates representing the Senior Notes, Series B Senior Notes or Subordinated Notes should be delivered to the Exchange Agent, all in accordance with the instructions set forth in the Letter of Transmittal and the Exchange Offering Memorandum.

     If holders of Senior Notes, Series B Senior Notes or Subordinated Notes wish to tender, but it is impracticable for them to forward their certificates for Senior Notes, Series B Senior Notes or Subordinated Notes prior to the expiration of the Exchange Offers or to comply with the book-entry transfer procedures on a timely basis, a tender may be effected by following the guaranteed delivery procedures described in the Exchange Offering Memorandum under "The Exchange Offers-Procedures for Tendering."

     The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the Exchange Offering Memorandum and the related documents to the beneficial owners of Senior Notes, Series B Senior Notes or Subordinated Notes held by them as nominee or in a fiduciary capacity. The Company will pay or cause to be paid all stock transfer taxes applicable to the exchange of Senior Notes, Series B Senior Notes or Subordinated Notes pursuant to the Exchange Offers, except as set forth in Instruction 5 of the Letter of Transmittal.

     Any inquiries you may have with respect to the Exchange Offers, or requests for additional copies of the enclosed materials, should be directed to Bank of New York, the Exchange Agent, at its address and telephone number set forth on the front of the Letter of Transmittal.

                                      Very truly yours,

                                      /s/ Robert Rivkin

                                      Robert Rivkin
                                      Executive Vice President-Acquisitions,
                                      Secretary, Treasurer and Director

     NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY OR THE EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF EITHER OF THEM WITH RESPECT TO THE EXCHANGE OFFERS, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE EXCHANGE OFFERING MEMORANDUM OR THE LETTER OF TRANSMITTAL.

Exhibit 9

                        Waste Systems International, Inc.
    Lexington Office Park, 420 Bedford Street, Suite 300, Lexington, MA 02420
                       Tel: 781-862-3000; Fax 781-862-2929

FOR IMMEDIATE RELEASE:

Contacts:         Waste Systems International, Inc.
                  Brian Norris, Director of Investor Relations
                  Telephone: 781-862-3000
--------------------------------------------------------------------------------


                   WASTE SYSTEMS INTERNATIONAL, INC. ANNOUNCES
                         COMMENCEMENT OF EXCHANGE OFFER

Lexington, Massachusetts, January 18, 2000 - Waste Systems International, Inc. ("WSI") (NASDAQ: WSII), a fully integrated non-hazardous solid waste management company, today announced the commencement of an Exchange Offer for its $50,000,000 Convertible Subordinated Notes due 2005 and its $100,000,000 Senior Notes due 2006. The Convertible Subordinated Notes and the Senior Notes can be exchanged into shares of the Company's newly designated Series E Convertible Preferred Stock that will carry an 8% dividend which is payable in kind or cash at the option of the Company. The preferred stock, which is redeemable at any time by the Company, can be converted into shares of the Company's common stock at a price of $8.00 per share at any time at the option of the holder and can be mandatorily converted by the Company if its common stock closing price equals or exceeds $8.00 for a period of twenty consecutive trading days.
The Exchange Offer will expire at 5:00 p.m., New York City time, on Tuesday, February 14, 2000.


WSI is a fully integrated non-hazardous solid waste management company. The Company currently has operations in Eastern New England, Central Pennsylvania, Vermont, Upstate New York, and Baltimore, Maryland / Washington D.C. which serve approximately 73,000 commercial, industrial, and residential customers. The Company is also evaluating other acquisitions and opportunities in the Mid-Atlantic and Northeastern markets.

Certain matters discussed in the press release, including statements with regard to acquisition and growth plans, and prospects, are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's history of losses, substantial increased leverage, uncertain ability to finance the company's growth, ability to identify, acquire and integrate acquisition targets, ability to manage growth, limitations on landfill permitting and expansion, dependence on management, competition, geographic concentration of operations, seasonality, environmental and government regulations, potential environmental liability and adverse effect of environmental regulation, potential adverse community relations, performance or surety bonds and letters of credit, environmental impairment liability insurance, adequacy of accruals for closure and post-closure costs, capital expenditures, Year 2000 compliance, and the other risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements.

                                                       # # #